03033051

NOV 14 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	
Securities Act Rule 802 (Exchange Offer)	X
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	
Exchange Act Rule 14e-2(d) (Subject Company Response)	
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	X

Cambior Inc.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable)

Province of Quebec, Canada

(Jurisdiction of Subject Company's InCorporation or Organization)

PROCESSED
NOV 17 2003
THOMSON FINANCIAL

Cambior Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

13201L

(CUSIP Number of Class of Securities (if applicable))

Marc Dagenais, Vice President, Legal Affairs
1111 Saint Charles Street West
East Tower, Suite 750
Longueuil, Quebec, Canada J4K 5G4
(450) 677-2028

(Name, Address (including zip code) and Telephone Number (including area code of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

On or about December 1, 2003

(Expected Date of Merger)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) 1. Letter of Transmittal (attached hereto as Exhibit 1)
2. Ariane Gold Corp. Notice of Special Meeting and Management Proxy Circular, dated October 29, 2003
3. Ariane Gold Corp. Proxy Form (attached hereto as Exhibit 3)

(b) Not applicable

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the *Securities Act of 1933*, as amended, has been included in the Ariane Gold Corp. Notice of Special Meeting and Management Proxy Circular, dated October 29, 2003 (attached hereto as Exhibit 2)

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) (a) Cambior Inc. Material Change Report, dated October 6, 2003 (attached as Exhibit 4 hereto)

(b) Press Release issued by Cambior Inc. and Ariane Gold Corp., dated October 29, 2003 (attached as Exhibit 5 hereto)

(c) Merger Agreement, by and among Cambior Inc., 4197542 Canada Inc. and Ariane Gold Corp., dated October 29, 2003 (attached as Exhibit 6 hereto)

(d) Westwind Engagement Letter, addressed to Ariane Gold Corp., dated October 21, 2003 (attached as Exhibit 7 hereto)

(2) (a) the "Management's Discussion and Analysis" and the audited comparative consolidated financial statements of Cambior Inc. for the year ended December 31, 2002 together with the notes attached thereto and the auditors' report thereon (attached as Exhibit 8 hereto)

(b) the unaudited comparative consolidated financial statements of Cambior Inc. for the nine month period ended September 30, 2003, including the "Management's Discussion and Analysis" relating thereto (attached as Exhibit 9 hereto)

(c) the Annual Information Form of Cambior Inc. dated May 20, 2003 for the year ended December 31, 2002 (attached as Exhibit 10 hereto)

(d) the Management Information Circular dated April 4, 2003 relating to the May 9, 2003 Annual General Meeting of Shareholders of Cambior Inc., excluding the sections entitled "Performance Graph", "Report on Executive Compensation" and "Statement of Corporate Governance Practices" (attached as Exhibit 11 hereto)

(e) the material change report of Cambior Inc. dated July 25, 2003 in relation to Cambior's $100,000,000 offering of 40,000,000 units (attached as Exhibit 12 hereto)

(3) Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) Cambior Inc. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB

(2) Not applicable

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Marc Dagenais – Vice President, Legal Affairs

(Name and Title)

November 12 2003

(Date)

EXHIBIT INDEX

Exhibit Number	**Description**
1.	Letter of Transmittal
2.	Ariane Gold Corp. Notice of Special Meeting and Management Proxy Circular, dated October 29, 2003
3.	Ariane Gold Corp. Proxy Form
4.	Cambior Inc. Material Change Report, dated October 6, 2003
5.	Press Release issued by Cambior Inc. and Ariane Gold Corp., dated October 29, 2003
6.	Merger Agreement, by and among Cambior Inc., 4197542 Canada Inc. and Ariane Gold Corp., dated October 29, 2003
7.	Westwind Engagement Letter, addressed to Ariane Gold Corp., dated October 21, 2003
8.	the "Management's Discussion and Analysis" and the audited comparative consolidated financial statements of Cambior Inc. for the year ended December 31, 2002 together with the notes attached thereto and the auditors' report thereon
9.	the unaudited comparative consolidated financial statements of Cambior Inc. for the nine month period ended September 30, 2003, including the "Management's Discussion and Analysis" relating thereto
10.	the Annual Information Form of Cambior Inc. dated May 20, 2003 for the year ended December 31, 2002
11.	the Management Information Circular dated April 4, 2003 relating to the May 9, 2003 Annual General Meeting of Shareholders of Cambior Inc., excluding the sections entitled "Performance Graph", "Report on Executive Compensation" and "Statement of Corporate Governance Practices"
12.	the material change report of Cambior Inc. dated July 25, 2003 in relation to Cambior's $100,000,000 offering of 40,000,000 units

Exhibit 1

Letter of Transmittal

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING ARIANE MANAGEMENT PROXY CIRCULAR AND THE EXHIBITS ATTACHED THERETO, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

ARIANE GOLD CORP.

LETTER OF TRANSMITTAL
FOR REGISTERED HOLDERS OF ARIANE COMMON SHARES

Shareholders whose Ariane Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Ariane Common Shares and registering interests in Cambior Common Shares as contemplated by this Letter of Transmittal and the Circular (all as defined below).

This Letter of Transmittal is for use by registered holders ("**Ariane Shareholders**") of common shares ("**Ariane Common Shares**") of Ariane Gold Corp. ("**Ariane**") in connection with the amalgamation (the "**Amalgamation**") of Ariane and a wholly-owned subsidiary of Cambior Inc. ("**Cambior**"), as described in the Management Proxy Circular that is being submitted for approval at the special meeting of Ariane Shareholders to be held on November 26, 2003 (the "**Meeting**"). Ariane Shareholders are referred to the Ariane Management Proxy Circular, dated October 29, 2003 (the "**Circular**"), including the exhibits that form part of and are incorporated into the Circular, that accompanies this Letter of Transmittal. Terms used but not defined in this Letter of Transmittal that are used in the Circular have the respective meanings set out in the Circular, including the Exhibits attached thereto.

In order to receive common shares of Cambior ("**Cambior Common Shares**"), each Ariane Shareholder must submit this Letter of Transmittal, properly completed and duly executed and ensuring it is received, together with all other required documents, at one of the addresses set forth on the last page of this Letter of Transmittal after the Effective Date (as defined below) of the Amalgamation.

In order for Ariane Shareholders to obtain certificates evidencing the Cambior Common Shares to which they are entitled, Ariane Shareholders are required to deposit the Ariane Common Share certificates representing the Ariane Common Shares held by them with CIBC Mellon Trust Company.

The Effective Date of the Amalgamation is anticipated to be as soon as practicable after the date that the Ariane Shareholders approve the Amalgamation, all required regulatory approvals have been received and all other conditions to the transaction have been satisfied or waived.

Ariane Shareholders who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents will receive in exchange for their Ariane Common Shares 0.3436 of a Cambior Common Share for each Ariane Common Share.

No fractional Cambior Common Shares will be delivered to any Ariane Shareholder otherwise entitled thereto. Instead, Ariane Shareholders will receive a cash payment equal to their proportionate share of the proceeds (after deducting fees and expenses) received by CIBC Mellon on the sale of the Cambior Common Shares representing the accumulation of all fractional interests in Cambior Common Shares that would otherwise be issuable to Ariane Shareholders, other than dissenting Ariane Shareholders, in connection with the Amalgamation.

Please read the Circular carefully, including the Exhibits thereto, and the Instructions set out below before completing this Letter of Transmittal.

TO: **Ariane Gold Corp.**

AND TO: **Cambior Inc.**

AND TO: **CIBC Mellon Trust Company, at its addresses set out on the last page of this Letter of Transmittal.**

The undersigned hereby delivers to you or agrees to deliver to you as soon as practicable after the Effective Date the certificate(s) for Ariane Common Shares, details of which are as follows:

Name(s) and Address(es) of Registered Holder(s)	Certificate Number(s)	Number of Ariane Common Shares

Figure 1: Description of Ariane Common Shares Transmitted.

Note: If space is insufficient, please attach a separate schedule to this Letter of Transmittal as outlined in Instruction 6(a).

It is understood that upon receipt and deposit of: (i) this Letter of Transmittal, (ii) the Ariane Common Share certificate(s), and (iii) any other required documentation, and following the Effective Date of the Amalgamation, Cambior or its agent will send to the undersigned certificate(s) for Cambior Common Shares to which the undersigned is entitled under the Amalgamation. The share certificate(s) will be in the name of the Ariane Shareholder set forth below.

The undersigned Ariane Shareholder covenants, represents and warrants that (i) the undersigned is the owner of the Ariane Common Shares being deposited, (ii) such Ariane Common Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal, and all information inserted into this Letter of Transmittal by the undersigned is accurate, and (iv) the undersigned will not transfer or permit to be transferred any of such deposited Ariane Common Shares.

The covenants, representations and warranties of the undersigned herein contained survive the completion of the Amalgamation.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal or the form of proxy granted for use at the Ariane Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Ariane Common Shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Ariane Common Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The undersigned instructs Cambior and CIBC Mellon Trust Company to mail the certificate(s) representing Cambior Common Shares promptly after receipt of this Letter of Transmittal, by first class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up, in accordance with the instructions given below. If the Amalgamation is not completed, the deposited Ariane Common Shares and all other ancillary documents will be returned to the undersigned in accordance with the instructions given below. The undersigned recognizes that Ariane has no obligation pursuant to the instructions given below to transfer any Ariane Common Shares from the name of the registered holder thereof if the Amalgamation is not completed.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Amalgamation as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une version anglaise de la présente lettre d'envoi, le soussigné est réputé avoir demandé que tout contrat attesté par la fusion, qui est accepté au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.*

Please review carefully the instructions below in completing the following information:

A. Registration Instructions

Issue and send Cambior certificates and enter the shares in the share register as indicated below in the share register.

____
(Name) (please print)

____
(Street Address)

____
(City) (Province or State) (Postal or Zip Code)

____
(Country)

____
(Telephone – Business Hours)

____
(Social Insurance Number)

B. Delivery Instructions

To be completed ONLY if the Cambior certificate(s) are to be sent to someone other than the registered holder or to an address other than the address of the registered holder.

☐ Mail to the same address as Box A OR
☐ Mail to the name and address below:

____
(Name) (please print)

____
(Street Address)

____
(City) (Province or State) (Postal or Zip Code)

____
(Country)

____
(Telephone – Business Hours)

C. Pick Up Instructions

☐ Hold Cambior certificate(s) for pick-up at CIBC Mellon Trust Company at the address which is shown on the last page of this Letter of Transmittal.

D. Information Regarding Residence of Ariane Shareholders

The undersigned holder of Ariane Common Shares represents that the beneficial owner of such Ariane Common Shares:

☐ is a resident of Canada for purposes of the ITA

OR

☐ is not resident of Canada for purposes of the ITA

Ariane Shareholders that are not residents of Canada indicate country of residence of the beneficial owner of such Ariane Common Shares: ________________

Canadian residents (other than trusts) must provide their Social Insurance Number or Business Number: ______________

U.S. residents/ citizens must provide their Tax Identification Number: ______________

DATED: ______________________________, 2003

____
(Signature of holder or authorized representative)

____
(Signature of any joint holder)

____
(Name of shareholder) (Please print)

____
(Name of authorized representative) (Please print)

Signature Guaranteed By:
(if required under Instruction 3)

____
(Authorized signature)

____
Name of Guarantor (Please print)

SUBSTITUTE FORM W-9

To be completed only by Ariane Shareholders who are U.S. persons or who reside in the United States (See Instruction 8)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number ("TIN") stated below is my correct TIN (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

____________________________ (Signature of Shareholder)

____________________________ (Date)

____________________________ (Social Security Number or Taxpayer Identification Number)

NOTE: FAILURE TO COMPLETE THIS BOX OR TO PROVIDE CIBC MELLON TRUST COMPANY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE TRANSACTION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN THE SPACE FOR THE "TAXPAYER IDENTIFICATION NUMBER" ON SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me and either: (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Centre or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

____________________________ (Signature of Shareholder)

____________________________ (Date)

INSTRUCTIONS:

1. **Use of Letter of Transmittal**

(a) In order to be eligible to receive Cambior Common Shares, this Letter of Transmittal (or a manually signed facsimile thereof) must be received by CIBC Mellon Trust Company, together with all other required documents, at one of the addresses set forth on the last page of this Letter of Transmittal.

(b) The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Ariane Common Shares and all other required documents is at the option and risk of the Ariane Shareholder, and delivery will be deemed to be effective only when such documents are actually received. Ariane recommends that the necessary documentation be hand-delivered to CIBC Mellon Trust Company at one of the addresses set forth on the last page of this Letter of Transmittal and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended. A pre-addressed security return envelope is enclosed for your convenience.

2. **Signatures**

(a) This Letter of Transmittal must be filed in, dated and signed by the holder of the Ariane Common Shares or by such holder's duly authorized representative in accordance with Instruction 4.

(b) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing Cambior Common Shares are to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3. **Guarantee of Signatures**

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Ariane Common Shares, such signature must be guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (collectively, an "**Eligible Institution**"), or in some other manner satisfactory to CIBC Mellon Trust Company (except that no guarantee is required if the signature is that of an Eligible Institution).

4. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of Ariane, Cambior or CIBC Mellon Trust Company in their discretion, may require additional evidence of authority or additional documentation.

5. **Delivery Instructions**

If the box entitled "Delivery Instructions" is not completed, any new share certificate(s) issued in exchange for Ariane Common Shares will be mailed to the depositing Ariane Shareholder at the address of the Ariane Shareholder as it appears in this Letter of Transmittal. If no address of the Ariane Shareholder is provided in this Letter of Transmittal, then it will be mailed to the address of the Ariane Shareholder as it appears on the securities register of Ariane.

6. **Miscellaneous**

(a) If the space provided above in "Figure 1: Description of Ariane Common Shares Transmitted" is insufficient, the requested information should be set out on a separate list and attached to this Letter of Transmittal.

(b) If Ariane Common Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) The undersigned must complete "Box D — Information Regarding Residence of Ariane Shareholders" in this Letter of Transmittal, indicating whether the beneficial owner of the Ariane Common Shares held by the undersigned is a resident or non-resident of Canada under the ITA.

(d) No alternative, conditional or contingent deposits will be accepted and no fractional Cambior Common Shares will be issued.

(e) Additional copies of this Letter of Transmittal may be obtained from CIBC Mellon Trust Company at the addresses set forth on the last page of this Letter of Transmittal.

(f) Ariane and Cambior reserve the right, if they so elect collectively, in their absolute discretion, to instruct CIBC Mellon Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by them.

7. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to CIBC Mellon Trust Company. CIBC Mellon Trust Company will respond with the replacement requirements.

8. **Assistance**

CIBC Mellon Trust Company (see below for addresses and telephone number) or your broker or other financial adviser will be able to assist you in completing this Letter of Transmittal.

9. **Substitute Form W-9**

Each Ariane Shareholder who is a U.S. person or who resides in the United States is required to provide CIBC Mellon Trust Company with a correct TIN on the Substitute Form W-9 which is provided above, and to certify whether such Ariane Shareholder is subject to backup withholding of federal income tax. If a Ariane Shareholder who is a U.S. person or who resides in the United States has been notified by the IRS that such Ariane Shareholder is subject to backup withholding, such Ariane Shareholder must cross out item 2 of the Substitute Form W-9, unless such Ariane Shareholder has since been notified by the IRS that such Ariane Shareholder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a Ariane Shareholder who is a U.S. person or who resides in the United States to 28% federal income tax withholding on any payment to such Ariane Shareholder made in connection with the Transaction. If a Ariane Shareholder who is a U.S. person or who resides in the United States has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Ariane Shareholder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in the Substitute Form W-9 and CIBC Mellon Trust Company is not provided with a TIN within 60 days, CIBC Mellon Trust Company will withhold 28% on all payments to such Ariane Shareholder made in connection with the Transaction until a TIN is provided to CIBC Mellon Trust Company.

IT IS STRONGLY RECOMMENDED THAT PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL, THE UNDERSIGNED READ THE ACCOMPANYING CIRCULAR, INCLUDING THE EXHIBITS THERETO.

The Depositary is: **CIBC Mellon Trust Company**

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

OR

2001 University Street
Suite 1600
16th Floor
Montreal, Québec
H3A 2A6

Telephone: (416) 643-5500
Fax: 1-800-387-0825
E-Mail: inquiries @cibcmellon.com

Any questions and requests for assistance may be directed by shareholders to the Depositary at its telephone numbers and locations set out above.

Exhibit 2

Ariane Gold Corp. Notice of Special Meeting and Management Proxy Circular

MANAGEMENT PROXY CIRCULAR

RELATING TO A

SPECIAL MEETING OF SHAREHOLDERS

OF

ARIANE GOLD CORP.

REGARDING THE

AMALGAMATION OF

ARIANE GOLD CORP. AND

4197542 CANADA INC.,

A WHOLLY-OWNED SUBSIDIARY OF

CAMBIOR INC.

October 29, 2003

October 29, 2003

Dear Ariane Shareholders:

The Board of Directors cordially invites you to attend the special meeting (the "**Meeting**") of shareholders of Ariane Gold Corp. ("**Ariane**") to be held at the Fairmont Queen Elizabeth Hotel at 900 Rene Levesque Boulevard West, Montreal, Québec, on November 26, 2003 at 11:00 a.m. (Montreal time).

At the Meeting, you will be asked to approve a special resolution (the "**Amalgamation Resolution**") in respect of the amalgamation (the "**Amalgamation**") of Ariane and 4197542 Canada Inc. ("**Cambior Subco**"), a Canadian corporation and wholly-owned subsidiary of Cambior Inc. ("**Cambior**"), a Québec company. As a result of the Amalgamation, the amalgamated corporation will become a wholly-owned subsidiary of Cambior and Ariane shareholders will receive 0.3436 of a common share of Cambior (the "**Cambior Common Shares**") in exchange for every one common share of Ariane (which represents an exchange of 2.91 common shares of Ariane for each one Cambior Common Share).

Cambior is an international gold producer incorporated in Canada, with operations, development projects and exploration activities throughout the Americas. The directors of Ariane believe that the combination of Ariane and Cambior will bring Cambior's development and operating expertise to Ariane's Camp Caïman gold project (the "Camp Caïman Gold Project"), located in French Guiana, South America.

The approval of the Amalgamation requires the affirmative vote of not less than two-thirds of the votes cast by the Ariane shareholders who vote in respect of the Amalgamation Resolution in person or by proxy, at the Meeting.

The Board of Directors of Ariane has unanimously approved the terms of the Amalgamation and unanimously recommends that you vote in favour of the Amalgamation Resolution at the meeting for the reasons set forth in the attached management proxy circular (the "**Proxy Circular**").

It is important that your Ariane common shares be represented at the Meeting. Whether or not you are able to attend, we urge you to complete the enclosed form of proxy and return it by 12:00 p.m., Toronto time on November 24, 2003 to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or at 2001 University, Suite 1600, Montreal, Québec, H3A 2A6, or by fax at (416) 368-2502. Voting by proxy will ensure that your vote will be counted if you are unable to attend. If you require any assistance in completing your proxy, please call CIBC Mellon Trust Company's answer line at 1-800-387-0825.

Included with this letter, in addition to the form of proxy and the letter of transmittal referred to below, is a notice of the Meeting and the Proxy Circular. The Proxy Circular contains a detailed description of the Amalgamation, including a summary of certain information in the Proxy Circular beginning on page 1 of the Proxy Circular. We have provided a brief description of the Amalgamation in this letter to assist you in making your decision, but you should carefully consider all of the information in and incorporated by reference in the Proxy Circular. If you require assistance, consult your financial, legal or other professional advisors.

As a result of the Amalgamation, based on the number of Cambior shares outstanding on the date of the Proxy Circular (being 212,176,588), existing Ariane Shareholders will hold approximately 6.67% of the 227,336,258 Cambior Common Shares to be outstanding upon completion of the

Amalgamation, assuming no exercise of options or warrants outstanding subsequent to the date of the Proxy Circular. Cambior currently has approximately 13.4 million Series B warrants outstanding, expiring November 24, 2003. If all outstanding warrants were issued prior to November 24, 2003 and assuming no exercise of options or other outstanding warrants, there would be a total of 240,824,072 Cambior shares outstanding and following the Amalgamation, Ariane Shareholders would hold 6.29% of the total outstanding Cambior Common Shares.

The Board of Directors has determined that the terms of the Amalgamation are fair, from a financial point of view, to Ariane shareholders and are in the best interests of Ariane. The Board of Directors came to this determination based on, among other things, the opinion of Ariane's financial advisor, Westwind Partners Inc., that, as of the date of such opinion, the Amalgamation is fair from a financial point of view, to Ariane shareholders. **Accordingly, the Board of Directors recommends that Ariane shareholders vote FOR the Amalgamation**.

Also included with this letter is a letter of transmittal. Please complete the letter of transmittal in accordance with the instructions in it, sign it and return it to us in the envelope provided together with your Ariane share certificates. The letter of transmittal contains complete instructions on how to exchange your Ariane common shares. You will not actually receive your Cambior Common Shares until after the Amalgamation is completed and you have returned your properly completed documents, including the letter of transmittal and your Ariane share certificates.

If the Ariane Shareholders approve the Amalgamation, it is anticipated that the Amalgamation will be completed by December, 2003.

On behalf of Ariane, I would like to thank all shareholders for their continuing support.

Yours very truly,

(Signed) "James Crombie"

James A. Crombie
President and Chief Executive Officer

ARIANE GOLD CORP.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the special meeting (the "**Meeting**") of holders of common shares of Ariane Gold Corp. ("**Ariane**") will be held at the Fairmont Queen Elizabeth Hotel at 900 Rene Levesque Boulevard West, Montreal, Québec, on November 26, 2003 at 11:00 a.m. (Montreal time) for the following purposes:

(a) To consider and if deemed advisable, pass, a special resolution (the "**Amalgamation Resolution**") approving the amalgamation of Ariane and a wholly-owned subsidiary of Cambior Inc. ("**Cambior**"); and

(b) To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

The Amalgamation Resolution referenced above is more particularly described in the accompanying management proxy circular (the "**Proxy Circular**").

Shareholders are requested to date, sign and return the enclosed form of proxy in the return envelope provided. In order to be acted upon, a proxy must be received at the office of the registrar and transfer agent of Ariane, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or CIBC Mellon Trust Company at 2001 University, Suite 1600, Montreal, Québec, H3A 2A6 or by fax at (416) 368-2502 by 12:00 p.m. (Toronto time) on November 24, 2003 or 48 hours (excluding Saturdays, Sundays and holidays) before the date of any adjournment of the Meeting. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any adjournment or postponement thereof.

DATED at Longueuil, Québec, this 29th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "James Crombie"

James A. Crombie
President and Chief Executive Officer

Whether or not you expect to attend the Meeting in person, please complete, date, sign and return the accompanying form of proxy at your earliest convenience. The accompanying Proxy Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice.

TABLE OF CONTENTS

NOTE TO UNITED STATES SHAREHOLDERS

The business combination described herein is made for the securities of a foreign company. The business combination is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Cambior is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS MANAGEMENT PROXY CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You are advised to consult your tax advisor to determine the particular tax consequences to you of the business combination described therein.

FORWARD-LOOKING STATEMENTS

This Proxy Circular includes and incorporates by reference forward-looking statements that involve risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to Ariane's and Cambior's future prospects, developments and business strategies.

Forward-looking statements are statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved), which are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies, the possibility that future exploration, development or mining results will not be consistent with management's expectations, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the uncertainty of profitability based upon an issuer's history of losses, failure to obtain adequate financing on a timely basis and other risks and uncertainties. These statements are contained in sections entitled "Exhibit "A" Cambior Inc. – Risk Factors" and other sections of this Proxy Circular. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion, based on certain assumptions, that the mineral deposit may be economically exploitable.

These forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Proxy Circular. These risks include the risks that are identified in this Proxy Circular which are primarily listed in the "Risk Factors" section of Exhibit "A" to this Proxy Circular. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, Ariane's or Cambior's actual results may vary materially from those expected, estimated or projected.

CURRENCY CONVERSION

This Proxy Circular contains references to Canadian dollars ("$") and United States dollars ("US$"). **Unless otherwise indicated, all references in this Proxy Circular are to Canadian Dollars. All references in the documents incorporated by reference in this Proxy Circular are as stated in such documents.**

United States Dollar

The daily noon rate of exchange on October 28, 2003 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was US$0.7630. (US$1.00 = C$1.3107).

SUMMARY

The following is a summary of certain information contained elsewhere in this Proxy Circular including the Exhibits hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by, and should be read together with, the detailed information and financial data and statements contained or referred to elsewhere or incorporated by reference in this Proxy Circular and the Exhibits hereto.

THE MEETING

Date, Time and Place of Meeting

The Meeting will be held on November 26, 2003 commencing at 11:00 a.m. (Montreal time), at the Fairmont Queen Elizabeth Hotel at 900 Rene Levesque Boulevard West, Montreal, Québec.

Principal Purposes of Meeting

The Meeting will be constituted as special meeting of shareholders. The principal purpose of the Meeting is to consider and, if deemed advisable, to approve the amalgamation of Ariane with 4197542 Canada Inc. ("**Cambior Subco**"), a wholly-owned subsidiary of Cambior Inc. ("**Cambior**"), by articles of amalgamation (the "**Amalgamation**") pursuant to which holders (the "**Ariane Shareholders**") of outstanding common shares in the capital of Ariane ("**Ariane Common Shares**") will receive common shares in the capital of Cambior ("**Cambior Common Shares**") on the basis of 0.3436 of a Cambior Common Share for each Ariane Common Share held (the "**Exchange Ratio**"). See "The Amalgamation".

Ariane Shareholder Approval

In order for the Amalgamation to be effected, the Amalgamation Resolution must be approved by the affirmative vote of not less than 66 2/ 3% of the votes cast in respect thereof by Ariane Shareholders at the Meeting.

Implementation of Amalgamation

If the Amalgamation is approved at the Meeting and the applicable conditions to completion of the Amalgamation have been satisfied:

(a) Articles of Amalgamation will be filed and pursuant to which:

(i) Ariane and Cambior Subco will amalgamate and continue as one corporation ("**Amalco**");

(ii) on the basis of the Exchange Ratio, each Ariane Common Share (other than those held by Cambior Subco and by Dissenting Shareholders, if any) will be cancelled and replaced by 0.3436 of a Cambior Common Share;

(iii) the common shares of Cambior Subco (the "**Cambior Subco Common Shares**") will be cancelled and replaced by common shares of Amalco (the "**Amalco Common Shares**") on the basis of one Amalco Common Share for each Cambior Subco Common Share;

(iv) as consideration for the issue of the Cambior Common Shares to effect the Amalgamation, Amalco will issue to Cambior one Amalco Common Share for each Cambior Common Share so issued;

(v) all of the property and assets of each of Cambior Subco and Ariane will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Cambior Subco and Ariane; and

(vi) Amalco will be a wholly-owned subsidiary of Cambior;

(b) Upon the Amalgamation, outstanding Ariane Options will be exercisable to acquire Cambior Common Shares in lieu of the Ariane Common Shares to which they are entitled on the basis of the Exchange Ratio (see "The Amalgamation – Arrangements Respecting Options"); and

(c) No fractional Cambior Common Shares will be delivered to any Ariane Shareholder otherwise entitled thereto. Instead, Ariane Shareholders will receive a cash payment equal to their proportionate share of the proceeds (after deducting fees and expenses) received by CIBC Mellon on the sale of the Cambior Common Shares representing the accumulation of all fractional interests in Cambior Common Shares that would otherwise be issuable to Ariane Shareholders, other than dissenting Ariane Shareholders, in connection with the Amalgamation. See "The Amalgamation – Fractional Shares".

Cambior Shareholdings

As a result of the Amalgamation, based on the number of Cambior shares outstanding on the date of the Proxy Circular, existing Ariane Shareholders will hold approximately 6.67% of the approximately 227,336,258 Cambior Common Shares to be outstanding upon completion of the Amalgamation and, after giving effect to the Amalgamation, approximately 40 million Cambior Common Shares will remain reserved for issuance under issued Cambior options and warrants (assuming that on the Amalgamation Effective Date the options and warrants of Cambior outstanding on the date hereof, as further described below, have not been exercised or otherwise expired).

Conditions to the Transactions

The Amalgamation is subject to a number of specified conditions, including Ariane Shareholder Approval and regulatory approvals including consent from the relevant authorities of France which shall have been obtained prior to closing. The French authorities consented to the Amalgamation on October 29, 2003. See "The Amalgamation – Shareholder Approval", "The Amalgamation – Regulatory Matters", and "The Merger Agreement – Conditions to the Transaction".

Stock Exchange Listings	Cambior's shares trade on the Toronto Stock Exchange (the "**TSX**") and American Stock Exchange ("**AMEX**") under the symbol "CBJ". The Ariane Common Shares are currently listed on the TSX under the symbol "AGD". See "The Amalgamation - Stock Exchange Listings".
Reasons for the Amalgamation	The Amalgamation will result in the Ariane Shareholders becoming shareholders of Cambior, bringing together under single ownership Ariane's Camp Caïman Project with Cambior's properties. As a result of the Amalgamation, Cambior Shareholders will benefit from an increased gold exploration and potential production portfolio as well as a diversification of properties in the Guiana Shield, where Cambior already has a strong presence.
Income Tax Considerations	Ariane Shareholders should consult their own tax advisers for specific advice concerning the tax consequences of the Amalgamation. For Canadian federal income tax purposes, an Ariane Shareholder whose Ariane Common Shares are capital property will generally realize neither a capital gain nor a capital loss on the exchange of such shares for Cambior Common Shares under the Amalgamation. Ariane Shareholders should read carefully the information under "Canadian Federal Income Tax Considerations" which qualifies the information set forth above.
Procedure for the Exchange of Ariane Common Share Certificates	In order to receive Cambior Common Shares, Ariane Shareholders will be required to complete the letter of transmittal for transmittal of Ariane Common Shares (printed on blue paper and included in these Meeting Materials) (the "**Letter of Transmittal**") or a facsimile thereof in accordance with the instructions contained therein. Ariane Shareholders who have properly completed, duly executed and delivered the Letter of Transmittal, their Ariane Common Share certificates and all other required documents will receive Cambior Common Share certificates representing such number of Cambior Common Shares as determined in accordance with the Exchange Ratio. See "The Amalgamation – Exchange Procedures".
Investment Considerations	Ariane Shareholders should consider a number of risk factors in evaluating whether to approve the Amalgamation Resolution. These risk factors include certain risks related the business of Cambior following completion of the Amalgamation, which are discussed in greater detail herein. See "Exhibit A – Cambior Inc. - Risk Factors".

GLOSSARY OF TERMS

The following is a glossary of terms used frequently in this Proxy Circular and Exhibit "A" attached hereto.

"**ADP**" means ADP Investor Communications Corporation.

"**Amalco**" means the entity resulting from the amalgamation of the Amalgamating Corporations.

"**Amalco Common Shares**" means the common shares in the share capital of Amalco.

"**Amalgamating Corporations**" means Cambior Subco and Ariane.

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations pursuant to which Ariane Shareholders will receive Cambior Common Shares on the basis of the Exchange Ratio, all as set forth in the Amalgamation Agreement.

"**Amalgamation Effective Date**" means the effective date of the Amalgamation, which date shall be the date of the certificate of amalgamation of Amalco issued by the Director under the CBCA.

"**Amalgamation Resolution**" means the special resolution of Ariane Shareholders approving the Amalgamation as set out in Exhibit "D" to this Proxy Circular.

"**Ariane**" means Ariane Gold Corp., a corporation incorporated under the provisions of the CBCA.

"**Ariane Common Shares**" means the common shares in the share capital of Ariane.

"**Ariane Options**" means the 3,463,500 options to acquire an equivalent number of Ariane Common Shares issued pursuant to the Ariane Stock Option Plan.

"**Ariane Shareholders**" means holders of Ariane Common Shares.

"**Articles of Amalgamation**" means the articles of amalgamation giving effect to the Amalgamation to be filed pursuant to the CBCA.

"**Cambior**" means Cambior Inc., a corporation incorporated pursuant to the provisions of the QCA.

"**Cambior Common Shares**" means the common shares in the share capital of Cambior.

"**Cambior Stock Option Plan**" means the stock option plan of Cambior.

"**Cambior Subco**" means 4197542 Canada Inc., a wholly-owned subsidiary of Cambior incorporated pursuant to the CBCA for the sole purpose of effecting the Amalgamation.

"**Cambior Subco Common Shares**" means the common shares in the share capital of Cambior Subco.

"**Camp Caïman Project**" means Ariane's Camp Caïman gold project located in French Guiana, South America.

"**Canadian Securities Regulatory Authorities**" means the applicable securities commissions and similar securities regulatory authorities of the provinces and territories of Canada.

"**Carlota**" means Carlota Copper Company, a United States indirect wholly-owned subsidiary of Cambior.

"**CBCA**" means the *Canada Business Corporations Act*.

"**CIBC Mellon**" means CIBC Mellon Trust Company.

"**Corporation**" means Ariane.

"**Dissent Notice**" means a written objection to the Amalgamation Resolution made by a registered Shareholder in accordance with the Dissent Procedures.

"**Dissent Procedures**" means the dissent procedures described under "Dissenting Shareholders' Rights".

"**Dissenting Shareholder**" means a registered Shareholder who dissents in respect of the Amalgamation Resolution in strict compliance with the Dissent Procedures.

"**Doyon Division**" means the Doyon and Mouska gold mines located in the Abitibi area of Québec, of which Cambior is the sole owner.

"**Eligible Institution**" means a Canadian Schedule I Chartered Bank, a major trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, a firm which is a member of a recognized stock exchange in Canada, the Investment Dealers Association of Canada, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. or a participant in the Securities Transfer Agents Medallion Program (STAMP).

"**Exchange Ratio**" means the ratio of 0.3436 of a Cambior Common Share to one Ariane Common Share.

"**Intermediary**" means an intermediary that a Non-Registered Ariane Shareholder may deal with, including banks, trust companies, securities dealers or brokers and trustees or administrators of RRSPs, RRIFs, RESPs and similar plans, and their nominees.

"**IRS**" means the U.S. Internal Revenue Service.

"**Letter of Transmittal**" means the Letter of Transmittal for transmittal of Ariane Common Shares (printed on blue paper) in the form accompanying this Proxy Circular, or a facsimile thereof.

"**Meeting**" means the special meeting of the Ariane Shareholders to be held on November 26, 2003, and any adjournment thereof.

"**Meeting Materials**" means this Proxy Circular, the Notice of Meeting, form of proxy for use in connection with the Meeting and the Letter of Transmittal.

"**Merger Agreement**" means the agreement between Cambior Inc., Cambior Subco and Ariane Gold Corp. in respect of the Amalgamation, substantially in the form attached as Exhibit "C" to this Proxy Circular.

"**Named Executive Officers**" means James Crombie, President and Chief Executive Officer, François Viens, Vice President, Exploration, and Jean François Milian, General Manager, CBJ-France.

"**NI 54-101**" means the Canadian Securities Administrators' National Instrument 54-101: Proxy Solicitation.

"**Non-Registered Ariane Shareholder**" means a Ariane Shareholder who is a beneficial holder of Ariane Shares and is not a Registered Ariane Shareholder.

"**Non-Resident Shareholders**" has the meaning specified under "Canadian Federal Income Tax Considerations – Ariane Shareholders Not Resident in Canada".

"**Notice of Meeting**" means the notice dated October 29, 2003 in respect of the Meeting included in the Meeting Materials.

"**OGML**" means OMAI Gold Mines Limited, a 95%-owned Guyanese subsidiary of Cambior.

"**PFIC**" means a passive foreign investment company under the Internal Revenue Code of the United States of America.

"**Proxy Circular**" means this management proxy circular, as it may be amended, restated or supplemented from time to time.

"**QCA**" means the *Companies Act* (Québec).

"**Record Date**" means October 27, 2003.

"**Registered Ariane Shareholder**" means a registered holder of Ariane Common Shares.

"**RESP**" means a registered education savings plan (as defined in the Tax Act).

"**RGM**" means Rosebel Gold Mines N.V., a wholly-owned Surinamese subsidiary of Cambior.

"**RRIF**" means a registered retirement income fund (as defined in the Tax Act).

"**RRSP**" means a registered retirement savings plan (as defined in the Tax Act).

"**Shareholders**" means the holders of Ariane Common Shares.

"**Stock Option Plan**" means the stock option plan of Ariane, as amended.

"**Tax Act**" means the *Income Tax Act* (Canada) as amended, restated or replaced from time to time.

"**TSX**" means the Toronto Stock Exchange.

"**Westwind**" means Westwind Partners Inc.

"**Westwind Fairness Opinion**" means the opinion of Westwind Partners Inc. provided to members of the Ariane board of directors that the Amalgamation is fair from a financial view to the Ariane Shareholders, a copy of which is attached as Exhibit "B" to this Proxy Circular.

INFORMATION CONCERNING THE MEETING

Date, Time and Place of Meeting

This Proxy Circular is being furnished to Ariane Shareholders in connection with the solicitation of proxies by the directors and management of Ariane, for use at the Meeting called for the purpose set out in the accompanying Notice of Meeting. The Meeting will be held on November 26, 2003 at the Fairmont Queen Elizabeth Hotel at 900 Rene Levesque Boulevard West, Montreal, Québec, on November 26, 2003 at 11:00 a.m. (Montreal time) as set forth in the Notice of Meeting.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by regular employees of Ariane. Employees will not receive any extra compensation for such activities. Ariane will bear its own expenses in connection with the solicitation of proxies by management.

Appointment of Proxies

The persons named in the accompanying form of proxy for the Meeting are officers and/ or directors of Ariane. **An Ariane Shareholder has the right to appoint a person, who need not be a Ariane Shareholder, other than the persons designated in the applicable form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such person at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy or by executing a proxy in a form similar to the one enclosed.**

Deposit of Proxies

To be valid, proxies must be signed, dated and deposited with the Corporate Secretary of Ariane, c/ o CIBC Mellon, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or CIBC Mellon at 2001 University, Suite 1600, Montreal, Québec, H3A 2A6 or by fax to (416) 368-2502 not later than 12:00 p.m. (Toronto time) on November 24, 2003 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof. An undated but executed proxy will be deemed to be dated the date of this Proxy Circular.

Non-Registered Ariane Shareholders

Only registered holders of Ariane Common Shares ("**Registered Ariane Shareholders**"), or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Ariane Common Shares beneficially owned by a holder (a "**Non-Registered Ariane Shareholder**") are registered either:

(a) in the name of an Intermediary (See "Glossary of Terms"); or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators ("**NI 54-101**"), Ariane has distributed copies of the Notice of Meeting, this

Proxy Circular, the Letter of Transmittal and the form of proxy for use in connection with the Meeting (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Ariane Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Ariane Shareholders unless the Non-Registered Ariane Shareholders have waived the right to receive them. Intermediaries very often call on service companies to forward meeting materials to non- registered holders. Non-Registered Ariane Shareholders who have not waived the right to receive Meeting Materials will:

(a) receive a form of proxy which has already been signed by the Intermediary (usually by facsimile) which indicates the number of Ariane Common Shares beneficially owned by the Non-Registered Ariane Shareholders but which has not been completed. This form of proxy need not be signed by the Non-Registered Ariane Shareholder. In this case, the Non-Registered Ariane Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company in the manner described above;

(b) more typically, receive a voting instruction form from an Intermediary which must be completed and signed by the Non-Registered Ariane Shareholder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone); or

(c) receive a proxy form as described in the next paragraph.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("**ADP**"). ADP typically mails a proxy form to the non-registered holders and asks such non-registered holders to return such proxy form to ADP (the ADP form also allows completion of the voting instructions form by telephone or via the internet). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a shareholders' meeting. A non-registered holder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting, the proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

The purpose of these procedures is to allow Non-Registered Ariane Shareholders to direct the voting of the Ariane Common Shares they beneficially own. Should a Non-Registered Ariane Shareholder who receives either a form of proxy or a voting instruction form wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Ariane Shareholder), the Non-Registered Ariane Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Ariane Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on that form. In either case, Non-Registered Ariane Shareholders should carefully follow the instructions of their Intermediaries and their service companies to ensure that their Ariane Common Shares are voted at the Meeting.

Exercise of Vote by Proxies and Discretionary Authority

The Ariane Common Shares represented by properly executed proxies given in favour of the persons designated in the printed portion of the accompanying form of proxy at the Meeting will be voted for, against or withheld from voting in accordance with the instructions contained therein, so long as such instructions are certain, on any ballot that may be called for. **If no choice is specified in**

the proxy, such shares will be voted FOR each of the matters proposed by management at the Meeting and described in the Notice of the Meeting.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the nominees named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. Management of Ariane knows of no matters to come before the Meeting, other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to management of Ariane should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of the nominee.

Revocation of Proxies

A Registered Ariane Shareholder may revoke a proxy by: (a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon within the same time periods in advance of the Meeting as set forth above under "Deposit of Proxies"; (b) depositing an instrument in writing executed by the holder or by his attorney authorized in writing or, if the holder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, indicating the capacity under which such officer or attorney is signing, either at the registered office of Ariane at any time up to and including 12:00 p.m., Toronto time, on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the applicable Meeting on the day of such Meeting, or any adjournment thereof; or (c) in any other manner permitted by law. A Non-Registered Ariane Shareholder may revoke a voting instruction form and a vote given to an Intermediary at any time by written notice, except that an Intermediary is not required to act on a revocation of a voting instruction form or to vote if such revocation is not received at least seven days prior to the Meeting.

Voting Securities

As of October 27, 2003, 44,120,111 Ariane Common Shares were issued and outstanding, each carrying the right to one vote on each matter at the Meeting (unless otherwise specified below).

The following table shows as at October 27, 2003, each person, to the knowledge of the directors and officers of Ariane, that beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent or more of the outstanding Ariane Common Shares at such date.

Name	**Number of Ariane Common Shares**	**Percentage of Issued and Outstanding Common Shares**
Sprott Asset Management Inc.	4,403,613	10%
Systeia Capital Managment	4,481,971	10.18%

Each Ariane Shareholder of record on October 27, 2003 is entitled to vote as indicated above at the Meeting.

THE AMALGAMATION

The Amalgamation

The purpose of the Meeting is to consider and, if deemed advisable, to approve the Amalgamation pursuant to which each Ariane Shareholder will become a shareholder of Cambior. Upon the Amalgamation, Ariane and Cambior Subco will amalgamate to form Amalco and Cambior will hold 100% of the outstanding shares of Amalco.

Upon the Amalgamation, Ariane Shareholders will receive Cambior Common Shares on the basis of the Exchange Ratio.

If the Amalgamation is approved at the Meeting and the applicable conditions to the completion of the Amalgamation are satisfied, the following shall occur on the Amalgamation Effective Date:

(a) Ariane and Cambior Subco will amalgamate and continue as Amalco;

(b) each Ariane Common Share (other than those held by Cambior Subco and by Dissenting Shareholders, if any) will be cancelled and replaced by 0.3436 of a Cambior Common Share;

(c) the Cambior Subco Common Shares will be cancelled and replaced by Amalco Common Shares on the basis of one Amalco Common Share for each Cambior Subco Common Share;

(d) as consideration for the issue of the Cambior Common Shares to effect the Amalgamation, Amalco will issue to Cambior one Amalco Common Share for each Cambior Common Share so issued;

(e) all of the property and assets of each of Cambior Subco and Ariane will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Cambior Subco and Ariane; and

(f) Amalco will be a wholly-owned subsidiary of Cambior.

Upon the Amalgamation, outstanding Ariane Options will be exercisable to acquire Cambior Common Shares in lieu of the Ariane Common Shares to which they are entitled on the basis of the Exchange Ratio.

Fractional shares will be dealt with as described below under "Fractional Shares".

As a result of the Amalgamation, based on the number of Cambior shares outstanding on the date of the Proxy Circular, existing Ariane Shareholders will hold approximately 6.67% of the approximately 227,336,258 Cambior common shares to be outstanding upon completion of the Amalgamation and, after giving effect to the Amalgamation, approximately 40 million Cambior Common Shares will remain reserved for issuance under issued Cambior options and warrants (assuming that on the Amalgamation Effective Date the options and warrants of Cambior outstanding on the date hereof, as further described below, have not been exercised or otherwise expired). Cambior currently has approximately 13.4 million Series B warrants outstanding, expiring November 24, 2003. If all outstanding warrants were issued prior to November 24, 2003, there would be a total of 240,824,072 Cambior shares outstanding and following the Amalgamation, Ariane Shareholders would hold 6.29% of the total outstanding Cambior Common Shares.

	Number of Cambior Common Shares	Approximate % of Cambior Common Shares
Current Ariane Shareholders	15,159,670	6.67%
Current Cambior Shareholders	212,176,588	93.33%
	227,336,258	100%

In addition, after giving effect to the Amalgamation, a maximum of approximately 26.5 million Cambior Common Shares will be issuable upon the exercise of outstanding Cambior options and Series C warrants.

The Amalgamation will result in the Ariane Shareholders becoming shareholders of Cambior, a corporation governed by the QCA.

Background

Cambior is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's strategy is to increase shareholder value through profitable mining, with particular emphasis on Québec, the Guiana Shield and Peru. To achieve the foregoing, Cambior's short and medium term priorities are, among other things, to invest in high return opportunities and grow its reserve/ resource base.

Cambior has been active in the Guiana Shield since the early 1990s. Its Omai gold mine in Guyana has been in commercial production since January 1993 and its Rosebel gold project in Suriname is expected to commence commercial production during the first quarter of 2004. Cambior also held rights to various exploration properties in French Guiana until May 2002.

Ariane is a gold exploration corporation formed in March 2002 and holding rights to various exploration properties in French Guiana, South America. Its main asset is known as the Camp Caïman project acquired from Asarco Incorporated in August 2002, and its main goal is to bring such project through feasibility stage and, eventually, into commercial production. A formal application to obtain a mining concession for such project was filed in July 2003 and is under review by the relevant authorities.

Ariane and Cambior held preliminary discussions in July, 2003, and began to seriously discuss potential transactions in August 2003 after entering into a confidentiality agreement on July 30, 2003. These discussions led to the execution of a preliminary merger agreement on September 25, 2003, following which Ariane and Cambior issued a joint press release announcing that their respective boards of directors had approved the combination of the two companies on the terms set out in the said agreement, subject to usual terms and conditions.

Reasons for the Amalgamation

The primary purpose of the Amalgamation is to create a strong operational and strategic presence in the Guiana Shield by bringing together under single ownership Ariane's Camp Caïman Project with Cambior's other properties in Suriname and Guyana. This consolidation will provide shareholders of both Ariane and Cambior with an interest in a company with an increased gold exploration and potential production portfolio, diversification of properties in North and South

America, and other benefits that the Board of Directors of Ariane believes will be beneficial to the Ariane Shareholders.

In summary, the Amalgamation is consistent with Cambior's objective to grow its reserve/ resource base and Ariane's objective to bring the Camp Caïman project through feasibility and eventually production. Cambior and Ariane expect to successfully achieve both objectives by bringing Cambior's operational know-how and workforce as well as its more then 12 years of experience in the Guiana Shield to Camp Caïman's development, construction and eventually exploitation, while also allowing operating synergies with Omai and Rosebel.

Recommendation of the Board of Directors

The Ariane Board of Directors met on a number of occasions since September 25, 2003 to discuss the Amalgamation. No limitations or restrictions were placed on the analysis to be undertaken. On October 21, 2003, Westwind provided to the Ariane Board of Directors its written opinion advice that the Amalgamation was fair, from a financial point of view, to the Ariane Shareholders (the "**Westwind Fairness Opinion**"). The Westwind Fairness Opinion is described below under "Westwind Fairness Opinion" and a full copy is attached to this Proxy Circular as Exhibit "B".

On October 23, 2003, the Board of Directors of Ariane held a meeting to consider and approve the terms of the Amalgamation and the Board approved the information to be provided to Ariane Shareholders to assist them in considering the Amalgamation.

In reaching its conclusions that the Amalgamation is fair from a financial point of view to the Ariane Shareholders and in the best interests of Ariane and in recommending that the Ariane Shareholders vote in favour of the Amalgamation, the Ariane Board of Directors considered information with respect to the business and affairs of Ariane and Cambior as well as other factors. These factors include, among other things, the following:

(a) information provided in respect of Cambior with respect to its assets and properties (see Exhibit "A" –Cambior Inc.);

(b) information provided in respect of Cambior with respect to its financial condition, business and operations;

(c) historical information regarding the trading prices of the Ariane Common Shares and the Cambior Common Shares;

(d) the anticipated size and market liquidity of Cambior, subsequent to the Amalgamation;

(e) the Westwind Fairness Opinion which concluded that the terms of the Amalgamation are fair, from a financial point of view, to the Ariane Shareholders;

(f) Cambior's twelve years of expertise in the Guiana Shield; and

(g) for Canadian federal income tax purposes, Ariane Shareholders who hold their Ariane Common Shares as capital property generally will be able to exchange their Ariane Common Shares for Cambior Common Shares under the Amalgamation on a tax-deferred basis under the ITA (see "Canadian Federal Income Tax Considerations").

The Board of Directors of Ariane also considered the structure of the transaction and the reasons as set forth under "The Amalgamation – Reasons for the Amalgamation".

The Board of Directors of Ariane has reviewed the terms of the proposed Amalgamation and the Westwind Fairness Opinion and has concluded that the terms of the Amalgamation are fair, from a financial point of view, to the Ariane Shareholders. **THE BOARD OF DIRECTORS RECOMMENDS THAT ARIANE SHAREHOLDERS VOTE FOR THE AMALGAMATION RESOLUTION**.

Fairness Opinion of Westwind

Westwind was formally engaged by the Ariane Board of Directors as of October 6, 2003 by letter agreement. As part of its engagement, Westwind was asked by the Ariane Board of Directors to consider the proposed Amalgamation and provide its opinion as to the fairness of the Amalgamation, from a financial point of view, to Ariane Shareholders. On October 21, 2003, Westwind rendered the Westwind Fairness Opinion to the members of the Ariane Board with respect to the Amalgamation. Based upon and subject to the various considerations set forth in the Westwind Fairness Opinion, Westwind is of the opinion that the Amalgamation is fair, from a financial point of view, to the Ariane Shareholders.

The full text of the Westwind Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Westwind in rendering the Westwind Fairness Opinion, is attached as Exhibit "B" to this Proxy Circular. The Westwind Fairness Opinion was prepared solely for the benefit and use of the Ariane Board of Directors in its consideration of the Amalgamation and addresses only the fairness of the Amalgamation, from a financial point of view, to the Ariane Shareholders, and does not constitute a recommendation to any Ariane Shareholder to approve the Amalgamation. The Westwind Fairness Opinion states that it may not be used or relied upon by any other person other than the Board of Directors of Ariane without the express prior written consent of Westwind. The summary of the Westwind Fairness Opinion set forth in this Proxy Circular is qualified in its entirety by reference to the full text of the Westwind Fairness Opinion. **Ariane Shareholders are urged to read the Westwind Fairness Opinion carefully and in its entirety.**

The Westwind Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Westwind Fairness Opinion and the condition and prospects, financial and otherwise, of Ariane and its subsidiaries and affiliates, as they were reflected in the information and documents reviewed by Westwind and as they were represented to Westwind in discussions with management of Ariane. Subsequent developments may affect the Westwind Fairness Opinion, and Westwind does not have any obligation to update, revise, or reaffirm the Westwind Fairness Opinion.

Westwind is an investment bank that provides research, corporate finance advice and services, and engages in trading and investment banking. The Westwind Fairness Opinion represents the opinion of Westwind and the form and content have been approved for release by senior officers of Westwind who have extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital market matters. Pursuant to the letter agreement with Westwind, Ariane has agreed to pay to Westwind a fee for rendering its financial advisory services which is not contingent in whole or in part upon the successful completion of the Amalgamation.

Exchange Procedures

Procedure for the Exchange of Ariane Share Certificates

A Letter of Transmittal (printed on blue paper) is included in these Meeting Materials for the Ariane Shareholders for use in exchanging their share certificates. Upon the return of a properly completed Letter of Transmittal, together with certificates representing Ariane Common Shares, certificates for the appropriate number of Cambior Common Shares will be issued without charge. No certificates for fractional Cambior Common Shares will be issued.

Letter of Transmittal

Ariane Shareholders should, as soon as possible, deliver to CIBC Mellon at any of the offices of CIBC Mellon listed in the accompanying Letter of Transmittal (printed on blue paper) the following:

(a) the certificate or certificates representing the Ariane Common Shares that the Ariane Shareholder wishes to have exchanged for Cambior Common Shares;

(b) a Letter of Transmittal in the accompanying form (or a manually executed facsimile thereof) as required by the rules and instructions set out in the Letter of Transmittal; and

(c) any other documents specified in the instructions set out in the Letter of Transmittal.

Cambior Common Shares will be issued for Ariane Common Shares and delivered by CIBC Mellon to Ariane Shareholders as soon as practicable following the effective date of the Amalgamation (the "**Amalgamation Effective Date**"), but only if CIBC Mellon has actually received the above documents. The Amalgamation Effective Date is expected to occur on the day immediately following the date of the Meeting, provided that all other regulatory approvals have been obtained. If on such date any required regulatory approval has not yet been obtained, the Effective Date will be the date immediately following the date such approvals are obtained. Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is signed by a person other than the registered owner(s) of the certificate(s) to which the Letter of Transmittal relates, and in certain other circumstances as set forth in the Letter of Transmittal, the deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Fractional Shares

No fractional Cambior Common Shares will be delivered to any Ariane Shareholder otherwise entitled thereto. Instead, such Ariane Shareholders will receive a cash payment equal to their proportionate share of the proceeds (after deducting fees and expenses) received by CIBC Mellon on the sale of the Cambior Common Shares representing the accumulation of all fractional interests in Cambior Common Shares that would otherwise be issuable to Ariane Shareholders, other than dissenting Ariane Shareholders, in connection with the Amalgamation. CIBC Mellon will make arrangements to sell such Cambior Common Shares on the TSX on behalf of those Ariane Shareholders as soon as possible after the Amalgamation Effective Date.

Shareholder Approval

In order for the Amalgamation to be effected, the Ariane Shareholders will be asked to consider and, if deemed advisable, to approve the Amalgamation Resolution at the Meeting. The Amalgamation Resolution (the text of which appears as Exhibit "D" to this Proxy Circular) must be approved by the affirmative vote of not less than 66 2/ 3% of the votes cast in respect thereof by Ariane Shareholders at the Meeting.

In the absence of a specification made in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the Amalgamation Resolution.

Stock Exchange Listings

The Ariane Common Shares are currently listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "AGD". Cambior Common Shares trade on the TSX and American Stock Exchange ("**AMEX**") under the symbol "CBJ".

The TSX and AMEX have been notified of the proposed Amalgamation and the TSX has conditionally approved the listing of the Cambior Common Shares to be issued pursuant to the Amalgamation, subject to the satisfaction of customary requirements of the TSX. Following the Amalgamation, the Ariane Common Shares will be de-listed from the TSX.

Regulatory Matters

Qualification and Resale of Cambior Common Shares

The distribution of Cambior Common Shares will be exempt from the prospectus and registration requirements of securities legislation in each province and territory of Canada, subject to obtaining in certain provinces appropriate orders or exemptions. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares from "control distributions" and subject to obtaining in certain provinces appropriate orders and exemptions, Cambior Common Shares issued pursuant to the Amalgamation may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort or, no effort, has been made to prepare the market or create demand for the Cambior Common Shares and that no extraordinary commission or consideration is paid in respect of any trade.

Arrangements Respecting Options

Existing Share Commitments

Stock Options

The stock option plan of Ariane (the "**Ariane Stock Option Plan**") is designed to advance the interests of the Corporation by encouraging employees, consultants, senior officers and directors of the Corporation, and certain designated affiliates of the Corporation, to hold equity in Ariane through the acquisition of common shares.

As of October 28, 2003, there were 3,463,500 options to acquire an equivalent number of Ariane Common Shares issued pursuant to the Ariane Stock Option Plan ("**Ariane Options**") outstanding at prices between $0.59 and $0.94 with various expiry dates to 2008.

In the event the Amalgamation Resolution is approved at the Meeting and the Amalgamation is effected, each Ariane Option will, under the terms of the Ariane Stock Option Plan and as agreed by Cambior in the Merger Agreement, be exercisable to acquire Cambior Common Shares in lieu of the Ariane Common Shares to which they are entitled under such Ariane Options on the basis of the Exchange Ratio, such that:

(a) the Ariane Options will be exercisable for that number of Cambior Common Shares equal to the product of the number of Ariane Common Shares that were issuable upon exercise of the Ariane Options subject of the grant immediately prior to the Effective Date multiplied by the Exchange Ratio (0.3436) and rounded down to the nearest whole number of Cambior Common Shares; and

(b) the per share exercise price for the Cambior Common Shares issuable upon exercise of each such Ariane Option will be equal to the quotient determined by dividing the exercise price per Ariane Common Share at which the respective Ariane Option was exercisable immediately prior to the Effective Date by the Exchange Ratio (0.3436), rounded up to the nearest whole cent.

In accordance with the terms of the Ariane Stock Option Plan, Ariane's Board of Directors will resolve that the expiry dates of all of the Ariane Options currently outstanding under the Ariane Stock Option Plan will remain as set out in each stock option agreement pursuant to which Ariane Options have been issued, regardless of any other provision in the Ariane Stock Option Plan.

THE MERGER AGREEMENT

On October 28, 2003, Cambior, Ariane and Cambior Subco entered into the Merger Agreement. The following is a summary of the material terms of the Merger Agreement.

Under the terms of the Merger Agreement, Ariane and Cambior Subco agreed, subject to certain terms and conditions, to amalgamate by way of statutory amalgamation under the CBCA.

Representations and Warranties

Cambior and Ariane have made certain representations and warranties in the Merger Agreement, which representations and warranties shall survive the execution and delivery of the Merger Agreement and terminate on the earlier of the termination of the Merger Agreement and the Amalgamation Effective Date.

Covenants

Cambior and Ariane have respectively covenanted with each other in connection with the operation of their respective businesses prior to the Amalgamation Effective Date or the date the Merger Agreement is terminated. These covenants include, among others, covenants not to: (i) carry on business other than in the ordinary course of business; (ii) amend governing documents; (iii) declare dividends or other distributions; (iv) issue, grant, sell or pledge any shares, other than shares issuable pursuant to the terms of share incentive plans and, in Cambior's case, of currently outstanding common share purchase warrants; (v) redeem, purchase or otherwise acquire any outstanding shares; (vi) split, combine or reclassify any shares; (vii) adopt a plan of liquidation or resolutions providing for liquidation, dissolution, merger, consolidation or reorganization; (viii) reduce stated capital; or (ix) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing except as otherwise permitted.

In addition, Ariane has made certain other covenants in favour of Cambior including, among others, covenants not to: (i) sell, pledge, dispose or encumber any assets; (ii) acquire any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer; (iii) acquire any material assets; (iv) incur any indebtedness for borrowed money other than pursuant to existing facilities; (v) authorize any release or relinquishment of any material contract right; (vi) waive, release, grant or transfer any material rights of value in any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (vii) enter into or terminate any hedges, swaps or other similar financial instruments; or (viii) enter into any agreements with directors or officers of Ariane or their respective affiliates.

Furthermore, Ariane has covenanted that the board of directors of Ariane shall recommend to the Ariane Shareholders the approval of the Amalgamation Resolution and not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Cambior such recommendation or take any action or make any statement in connection with the Meeting inconsistent with such recommendation; provided, however, that the board of directors of Ariane may withdraw, modify or change its recommendation or take any action or make any statement in connection with the Meeting inconsistent with such recommendation if, prior to the approval of the Amalgamation by the Ariane Shareholders, Ariane receives a Superior Proposal (as defined below) that was not solicited or encouraged in violation of the provisions of the Merger Agreement relating to Superior Proposals and the board of directors of Ariane determines in good faith that it is necessary for the board of directors of Ariane to take such action in order to discharge properly its fiduciary duties or to comply with applicable law, and the board of directors otherwise acts consistently with the terms of the Merger Agreement relating to Superior Proposals (the "**Recommendation Covenant**").

Conditions to the Transaction

Mutual Conditions Precedent

The Merger Agreement provides that the obligation of each of Cambior, Cambior Subco and Ariane to complete the Amalgamation is subject to the satisfaction, on or before the Amalgamation Effective Date, of the following conditions, each of which may be waived only by the mutual consent of Cambior, Cambior Subco and Ariane:

(a) the Amalgamation Resolution shall have been approved;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation or the other transactions contemplated by the Merger Agreement;

(c) the Merger Agreement shall not have been terminated pursuant to its terms;

(d) the Cambior Common Shares issuable pursuant to the Amalgamation shall have been conditionally approved for listing on the TSX and the AMEX, subject to the filing of required documentation; and

(e) all regulatory approvals shall have been obtained.

Additional Conditions Precedent to the Obligations of Cambior and Cambior Subco

The Merger Agreement provides that the obligation of Cambior to complete the Amalgamation is subject to the satisfaction, on or before the Amalgamation Effective Date, of the following conditions, each of which may be waived only by Cambior:

(a) no material adverse change with respect to Ariane shall have occurred between the date of the Merger Agreement and the Amalgamation Effective Date;

(b) Ariane shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Merger Agreement, and all representations and warranties of Ariane contained in the Merger Agreement shall have been true and correct in all material respects as of the date of the Merger Agreement and shall not have ceased to be true and correct in any material respect thereafter;

(c) Ariane's board shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Ariane to permit the consummation of the Amalgamation;

(d) from the date of the Merger Agreement until the date upon which the Shareholders approve the Amalgamation, the board of directors of Ariane shall not have withdrawn, modified or changed in a manner adverse to Cambior its recommendation to the Ariane Shareholders to vote in favour of the Amalgamation Resolution;

(e) all outstanding Ariane Options shall have been exercised, cancelled, exchanged or otherwise dealt with in a manner satisfactory to Cambior;

(f) Cambior's lenders shall have consented to the Amalgamation prior to the Amalgamation Effective Date;

(g) Cambior shall be fully satisfied, acting reasonably, that all documentation that has been filed with, or otherwise transmitted to, and all steps that have been taken vis à vis all relevant regulatory authorities of France, by Ariane and its subsidiaries in connection with its holding of the exploration permits known as Camp Caïman and Trésor and its application for a mining concession covering portions of such permits, have been performed in full compliance with all applicable laws including, without limitation, the Charter of the Parc Naturel Régional de Guyane; and

(h) Shareholders holding not more than 5% of the outstanding Ariane Common Shares shall have exercised their dissent rights in respect of the Amalgamation.

Additional Conditions Precedent to the Obligations of Ariane

The Merger Agreement provides that the obligation of Ariane to complete the Amalgamation is subject to the satisfaction, on or before the Amalgamation Effective Date, of the following conditions, each of which may be waived only by Ariane:

(a) no material adverse change with respect to Cambior shall have occurred between the date of the Merger Agreement and the Amalgamation Effective Date;

(b) Cambior shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Merger Agreement, and all representations and warranties of Cambior contained in the Merger Agreement shall have been true and correct in all material respects as of the date of the Merger Agreement and shall not have ceased to be true and correct in any material respect thereafter; and

(c) the Cambior board shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Cambior to permit the consummation of the Amalgamation.

Non-Solicitation and Superior Proposal

Ariane has agreed that it will not, directly or indirectly, through any officer, director, employee or representative or agent of Ariane or any of its subsidiaries, solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form or agreement, arrangement or understanding) the initiation of a competing proposal, provided, however, that nothing contained in the Merger Agreement shall prevent the board of directors of Ariane from considering, negotiating, accepting, approving, recommending to its shareholders or entering into an agreement, understanding or arrangement in respect of a *bona fide*, written competing proposal that is not solicited after the date of the Merger Agreement where the person making such competing proposal or the making of the competing proposal is not in breach of any agreement between such person and Ariane and (a) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of Ariane, acting in good faith, to be reasonably likely to be obtained and (b) in respect of which the board of directors of Ariane determines in good faith is, or would, if consummated in accordance with its terms be reasonably expected to result in a transaction more favourable to its shareholders than the Amalgamation (any such competing proposal being referred to as a "**Superior Proposal**").

Termination and Termination Fees

The Merger Agreement may be terminated by written notice promptly given to the other party at any time prior to the Amalgamation Effective Date:

(a) by mutual agreement in writing by Cambior and Ariane;

(b) by Cambior if (i) this Proxy Circular has not been mailed to the Shareholders by November 15, 2003 or (ii) the Amalgamation Effective Date has not occurred by the date which is three months from the date of the Merger Agreement (the "**Completion Deadline**");

(c) if any of the conditions precedent contained in the Merger Agreement have not been complied with or waived by Cambior, Cambior Subco and/ or Ariane, as the case may be, on or before the Completion Deadline; or

(d) by Ariane or Cambior if Ariane's board of directors has received and, in good faith, recommended acceptance of a Superior Proposal.

Provided that Cambior is not in breach of its material obligations, covenants and agreements under the Merger Agreement, Ariane agrees that if:

(a) Cambior terminates the Merger Agreement as the result of (i) Ariane's failure to prepare and file this management proxy circular in accordance with applicable securities and corporate laws or (ii) the failure by Ariane's board of directors to comply with the Recommendation Covenant;

(b) Cambior terminates the Merger Agreement as a result of Ariane's board of directors having received and, in good faith, recommended acceptance of a Superior Proposal; or

(c) a Superior Proposal is publicly announced prior to the Amalgamation Effective Date and is successfully completed within six months of the Amalgamation Effective Date;

Ariane shall pay to Cambior an amount equal to $2,200,000 (the "**Termination Fee**"), payable (i) within five business days following a termination referred to in either paragraph (a) above or paragraph (b) immediately above, or (ii) within five business days of the successful completion of the Superior Proposal.

Provided that Cambior is not in breach of its material obligations, covenants and agreements under the Merger Agreement, Ariane agrees that if:

(a) Cambior terminates the Merger Agreement because a material adverse change with respect to Ariane has occurred or Ariane has breached or failed to comply with, in any material respect, any of its obligations under the Merger Agreement; or

(b) the Amalgamation Resolution is not approved;

Ariane shall reimburse Cambior's reasonable out-of-pocket expenses (including, without limitation, reasonable legal counsel fees and disbursements), provided, however, that no such reimbursement shall be payable if a Termination Fee is payable.

ARIANE GOLD CORP.

Business of Ariane

Ariane is engaged in exploration for precious metals in French Guiana. Ariane was incorporated under the CBCA on March 6, 2002 as a wholly-owned subsidiary of Hope Bay Gold Corporation Inc. ("**Hope Bay**") to hold, indirectly through CBJ-France S.A.R.L. ("**CBJ-France**"), the mining properties of Hope Bay located in French Guiana. On April 16, 2002, Ariane Holdings (Barbados) Inc., a 100% wholly-owned subsidiary of the Corporation, acquired all the shares of CBJ-France from Hope Bay. On August 19, 2002, CBJ-France completed the acquisition from Asarco Incorporated of all the shares of Asarco Guyane-Francaise S.A.R.L. ("**AGF**"), the core asset of which is the Camp Caïman Project.

Ariane is focused on the exploration and development of the Camp Caïman Project's oxide resources while concurrently exploring the remainder of the Camp Caïman permits and other permits in French Guiana near the Camp Caïman Project. The Camp Caïman Project is located in the tropical rain forest about 45 kilometers southeast of Cayenne, the capital city of French Guiana. The Camp Caïman Project, accessible from Cayenne by paved highway, is covered by three exploration permits totalling 71 km^2.

The Camp Caïman Project, the Corporation's core asset, is an exploration project at the pre-feasibility stage. As at June 15, 2003, it had total measured gold resources of 816,757 ounces, total indicated gold resources of 390,242 ounces (total measured and indicated gold resources of 1,206,999 ounces) and total inferred gold resources of 694,464 ounces. The updated technical report in respect of the Camp Caïman Project dated June 15, 2003 is available under Ariane's public documents on SEDAR (www.sedar.com).

A preliminary assessment for the Camp Caïman Project (the "**Camp Caïman Preliminary Assessment**") was prepared by CSMA Consultants of Cornwall, UK in collaboration with Bateman Minerals of Perth, Australia, and covered many aspects of the geology, mining and processing of a 1.4 million tonne per year gold operation. The Camp Caïman Preliminary Assessment dated July 2003 is available under Ariane's public documents on SEDAR. On July 23, 2003, the Camp Caïman Preliminary Assessment was submitted with other documentation to the DIREM (General Directorate for Energy & Raw Materials in France) as part of AGF's application for a mining concession for the Camp Caïman Project. This application process is expected to have a duration of 12-18 months.

Selected Financial Information

The following selected financial information has been derived from the financial statements of Ariane. This information should be read in conjunction with, and is qualified by reference to, the financial statements of Ariane attached as Exhibit "E" and Exhibit "F" to this Proxy Circular and the financial statements of Ariane set out in Ariane's public documents as filed on SEDAR at www.sedar.com. The following table, derived from financial information prepared in accordance with Canadian GAAP, sets forth Ariane's consolidated capitalization.

CONSOLIDATED CAPITALIZATION

	As at December 31, 2002 Actual (Audited)	As at June 30, 2003 Actual (Unaudited)
Shareholders' equity		
Capital stock (1)	30,325,416 (44,032,611 Common Shares)	30,325,416 (44,032,611 Common Shares)
Contributed surplus	4,296,043	4,296,043
Deficit	(9,263,719)	(7,998,526)

The following table, derived from financial information prepared in accordance with Canadian GAAP, sets forth a historical summary of Ariane's earnings.

SUMMARY OF EARNINGS

	Financial Year Ended December 31,			
	2002 Actual (Audited)	**2001** (1) Actual (Audited)	**2000** (1) Actual (Audited)	**1999** (1) Actual (Audited)
Net loss	(1,706,437)	(2,457,254)	(129,051)	(29,865)
Basic and diluted net loss per Ariane Common Share	(0.10)	N/ A	N/ A	N/ A
Dividends	-	-	-	-
Book value per Ariane Common Share	0.58	N/ A	N/ A	N/ A

(1) Ariane was incorporated on March 6, 2002. The first acquisition made by Ariane in the beginning of 2002 was accounted for using the continuity of interest method. Under this method, this acquisition was reflected as though Ariane had always owned the acquired company. However, the number of Ariane Common Shares issued before 2002 is not presented and consequently, the basic and diluted net loss per share and the book value per Ariane Common Share could not be calculated.

Board Composition

The Board of Directors is currently composed of seven members: Mr. David A. Fennell, Mr. James A. Crombie, Mr. Vijay N.J. Kirpalani, Mr. Peter Nixon, Mr. D. Bruce McLeod, Ms. Loraine Altenweg and Ms. Leanne M. Baker. Mr. Crombie, the Corporation's President and Chief Executive Officer, is considered to be a related director and, being an employee of the Corporation, is also considered an inside director. The other members of the Board of Directors are considered outside and unrelated directors.

Committees of the Board

The Board of Directors has created three committees: the Audit Committee, the Compensation and Corporate Governance Committee and the Environmental Committee. The Corporation does not have an Executive Committee.

Audit Committee. The Audit Committee is composed of four outside and unrelated directors: Ms. Loraine Altenweg (Chairman), Ms. Leanne Baker, Mr. David Fennell and Mr. Peter Nixon. The Audit Committee was created by the Board of Directors and reports directly to it at the meeting which immediately follows its own meeting; all committee members are appointed by the Board of Directors.

The Audit Committee has the general mandate to (i) ensure the Corporation effectively maintains the necessary management systems and controls to allow for timely and accurate reporting for the purpose of safeguarding shareholder value and to meet all relevant regulatory requirements and (ii) to provide recommendations to the Board in the area of management systems and controls.

The Audit Committee reviews the general policies submitted by the Corporation's management in connection with financial reporting and internal controls; it deals with all matters relating thereto, including, without limitation, reviewing and evaluating, periodically and at least once a year, or selectively, as the case may be, public financial reports, the work of outside auditors, the structure of the accounting and internal control department and the efficiency of the records and systems used. The committee makes the relevant recommendations to the Board of Directors, which then exercises its decision-making authority.

Compensation and Corporate Governance Committee. The Compensation and Corporate Governance Committee is composed of four outside and unrelated directors: Mr. Vijay Kirpalani (Chairman), Ms. Leanne Baker, Mr. Peter Nixon and Mr. Bruce McLeod. The committee was created by the Board of Directors and reports directly to it. All committee members are appointed by the Board of Directors. None of the committee members is or has been an executive officer or employee of the Corporation or any of its subsidiaries.

The Compensation and Corporate Governance Committee has the general mandate to oversee and safeguard the human capital of the Corporation and to provide recommendations to the Board. Among other things, it is responsible to review the annual performance and compensation of the Chief Executive Officer of the Corporation and other senior executive officers, to oversee the Corporation's stock option plan and to nominate prospective directors. The committee also has the general responsibility for developing the Corporation's approach to corporate governance issues.

Environmental Committee. The Environmental Committee is composed of three outside and unrelated Directors: Mr. David Fennell (Chairman), Mr. Vijay Kirpalani and Mr. Bruce McLeod. The committee was created by the Board of Directors and reports directly to it. The Environmental Committee has the general mandate to oversee the Guidelines and Policies for Environment and Health and Safety matters.

Executive Compensation

The following table sets forth, for the periods indicated, the compensation paid to or earned by, the Corporation's President and Chief Executive Officer and the most highly compensated executive officers of the Corporation whose total compensation for the fiscal year ended December 31, 2002 exceeded $100,000 (collectively, the **"Named Executive Officers"**).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long-term Compensation[1]	
		Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	All Other Compensation
		($)	($)	($)	(#)	($)
James Crombie President and Chief Executive Officer	2002 2001 2000	135,102[2,3] nil nil	70,000[4] nil nil	13,575[5] nil nil	900,000 nil nil	nil nil nil
François Viens Vice President, Exploration	2002 2001 2000	108,125[2,3] nil nil	70,000[4] nil nil	717[6] nil nil	400,000 nil nil	nil nil nil
Jean François Milian General Manager, CBJ-France	2002 2001 2000	133,644[3] nil nil	5,000 nil nil	22,388[7] nil nil	175,000 nil nil	nil nil nil

(1) There are no long-term compensation programs other than the grant of options pursuant to the Corporation's Stock Option Plan.

(2) Represents the salary paid for a period of 8 months, from May 1 to December 31, 2002.

(3) The amount reported was converted from US dollars into Canadian dollars using an exchange rate of US $1.00 = C $1.5704.

(4) Represents the fair market value of 100,000 Common Shares of the Corporation issued on May 23, 2002 as compensation to the Corporation's founders.

(5) When in Montreal, Mr. Crombie resides in an apartment rented by the Corporation. Other officers and employees of the Corporation may occasionally reside in the apartment. The amount reported represents 50% of the costs of the apartment from May 31 to December 2002.

(6) Represents the dollar value of imputed interest benefit on an interest free loan from the Corporation. The loan to Mr. Viens was made for the purpose of his relocation.

(7) Represents a housing allowance. The amount reported was converted from Euros into Canadian dollars using an exchange rate of EUR 1 = C $1.4831.

Stock Option Plan

The Corporation has adopted the Stock Option Plan for directors, senior officers and employees of or consultants to the Corporation or a designated affiliate. The Board of Directors has delegated the administration of the Stock Option Plan to the Compensation Committee of the Corporation. Under the Stock Option Plan, eligible participants may be granted options to acquire Common Shares at an exercise price that is fixed at an amount which is not less than the market price of the Common Shares on the day prior to the date of the grant of the option. Options are non-transferable except in certain circumstances, and have a maximum term of five years from the date of the grant. Options granted in any year vest at a rate determined by the Compensation Committee at the time of such grant. Vested options may be exercised at any time within 90 days after ceasing to be an employee or senior officer of or consultant to the Corporation and 120 days after ceasing to be a director, unless the Compensation Committee decides in its sole discretion to extend the length of time. Otherwise, subject to the death of a participant, no option may be exercised unless the participant is, at the time of such exercise, acting in his or her respective capacity as an employee, senior officer, consultant or director and has acted continuously in such capacity since the grant of his or her option. Vested options must be exercised within 12 months of death but may only be exercised if the participant was continuously an employee, director or senior officer of or rendered consulting services to the Corporation for a year following the date of the option granted. No financial assistance will be provided by the Corporation for the purchase of Common Shares on the exercise of the options and the exercise of any option is contingent upon receipt by the Corporation of cash payment of the full purchase price of the Common Shares that are the subject of the exercised option.

The eligibility of individuals to participate in the Stock Option Plan and the number of shares to be covered by options granted to participants are determined by the Compensation Committee. Under the terms of the Stock Option Plan, a maximum of 4,400,000 Common Shares are issuable to holders of options granted under the Stock Option Plan. Options held by any participant in the Stock Option Plan (whether or not such options were issued pursuant to the Stock Option Plan or otherwise) may not exceed 5% of the Common Shares outstanding from time to time.

Stock Options Granted

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended December 31, 2002.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (# of shares)	% of Total Options Granted to Employees in 2002	Exercise Price ($/security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
James A. Crombie[(1)]	900,000	30	0.70	0.70	August 2, 2007
François Viens[(1)]	400,000	13	0.70	0.70	August 2, 2007
Jean-François Milian[(1)]	175,000	5.8	0.70	0.70	August 2, 2007

(1) As of September 30, 2003, Mr. Crombie, Mr. Viens and Mr. Milian had 975,000, 444,000 and 185,000 respectively securities under Options granted.

Stock Option Exercises and Year-End Option Values

The following table sets forth information concerning the financial year-end value of unexercised options held by the Named Executive Officers. There were no exercises of stock options to purchase Ariane Common Shares during the financial year ended December 31, 2002 by the Named Executive Officers.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)		Value of Unexercised in-the-Money Options at FY-End(1) ($)	
			Exercisable	Unexercisable (2)	Exerciseable	Unexercisable
James A. Crombie	0	0	650,000	250,000	0	0
François Viens	0	0	200,000	200,000	0	0
Jean-François Milian	0	0	87,500	87,500	0	0

(1) The Closing price of the Corporation's Common Shares on the Toronto Stock Exchange on December 31, 2002 was $0.62, and on September 30, 2003 was $1.24.
(2) As of September 30, 2003, all Options were exerciseable.

Report on Executive Compensation

The Compensation Committee is responsible, among other things, for the approval of compensation arrangements for all executive officers of the Corporation and its subsidiaries and the review of their annual performance and compensation. It is also responsible for the administration of the Corporation's Stock Option Plan.

The Compensation Committee believes in offering remuneration capable of attracting and retaining the services of high quality executives having proven their competence in the mining industry, and preferably in exploration activities. Accordingly, the Compensation Committee endeavours to ensure that remuneration is competitive and is based on performance, achievements and the Corporation's growth. The principal components of the officers' remuneration are base salary, performance bonuses and stock options.

The Corporation was created in March 2002. The Compensation Committee approved the terms of employment of all senior executive officers of the Corporation. Agreements have been entered into with the Corporation's President and Chief Executive Officer, Vice-Presidents and other key employees (including the General Manager of the Corporation's subsidiaries in French Guiana). The Compensation Committee considered the compensation levels for such positions to be comparable to those of other public gold exploration companies.

Executive salaries are reviewed on a yearly basis based on the level of responsibility, scope and complexity of the executive's position and a subjective evaluation of each individual's role and performance in advancing the successful development of the Corporation, the officer's performance in general, the Corporation's performance and a comparison of salary ranges for executives of other similar companies in the mining industry.

The Compensation Committee considers an essential element of its compensation arrangements for executive officers to consist of options to purchase Ariane Common Shares in order to provide appropriate incentive for individual and group effort. In determining the amount of stock options and stock bonuses to be granted, the Compensation Committee will consider, among other things, the officer's position and performance, both overall and against specific objectives, which relates to the officer's accomplishments and the Corporation's performance. As an incentive to join the Corporation in 2002, stock options were granted to all the Corporation's executive officers and key employees. Stock Options were also granted on the Corporation's first anniversary of operation and as bonus under employment agreements.

Agreements Between Ariane and Named Executive Officers

The Corporation entered into an employment agreement with Mr. James Crombie as of May 23, 2003. The agreement provides for an annual salary of U.S. $150,000 (subject to annual adjustment). Mr. Crombie received, as a signing bonus, U.S. $35,000 and options to acquire 50,000 common shares of the Corporation. The agreement also provides for the payment of performance bonuses (payable in cash and options) upon the occurrence of certain events relating to the Camp Caïman Project. Under the agreement, Mr. Crombie will receive a bonus of U.S. $25,000 and 25,000 options for each of (1) the filing of the preliminary feasibility study and (2) the filing of the feasibility study and a bonus of U.S. $50,000 and 50,000 options upon each of (1) the approval of the feasibility study and obtaining authorization to mine and (2) the successful completion of financing. The first bonus was paid in July 2003.

The agreement is for an initial term of two years unless terminated as provided below. After the expiration of the two-year term, the agreement will be automatically renewed on a year-to-year basis unless the Corporation or Mr. Crombie has received a 90-day prior written notice. If Mr. Crombie's employment agreement is terminated prior to the end of the term without cause, he will be entitled to a one-year salary compensation. If, within 24 months from a change of control of the Corporation, Mr. Crombie's employment is terminated (i) by the Corporation other than for just cause or (ii) by Mr. Crombie in response to an improper change in his responsibilities, the Corporation shall pay to Mr. Crombie an amount equal to his annual salary plus any unpaid amounts of the performance bonuses provided above, whether the event triggering the bonuses has occurred or not. In addition, Mr. Crombie has entered into an agreement with Ariane and Cambior providing that the options payable in connection with the bonus payments will be issued immediately prior to the Amalgamation, provided that they shall not vest until the earlier of the termination of Mr. Crombie's employment following the Amalgamation or the occurrence of the relevant triggering events.

The Corporation entered into an employment agreement with Mr. François Viens as of September 1, 2002. The agreement provides for an annual salary of U.S. $120,000 (subject to annual adjustment). The agreement is for an initial term of two years unless terminated as provided below. After the expiration of the two-year term, the agreement will be automatically renewed on a year-to-year basis unless the Corporation or Mr. Viens have received a 90-day prior written notice. If Mr. Viens' employment agreement is terminated prior to the end of the term without cause, he will be entitled to a one-year salary compensation. Mr. Viens will also be entitled to resign and receive a one-year salary compensation if, as a result of a corporate merger, consolidation, amalgamation or reorganization of the Corporation, he suffers a reduction of his duties, responsibilities or remuneration. Mr. Viens' agreement was amended in July 2003. The revised agreement provides for the payment of performance bonuses (payable in cash and options) upon the occurrence of certain events relating to the Camp Caïman Project. Under the agreement, Mr. Viens will receive a bonus of U.S. $24,000 and 24,000 options for each of (1) the filing of the preliminary feasibility study and (2) the filing of the feasibility study, and a bonus of U.S. $24,000 and 24,000 options upon the approval of the feasibility study and obtaining authorization to mine, and a cash bonus of U.S. $12,000 (not to exceed a total of U.S. $48,000) and 12,000 options for each additional 100,000 ounces discovered above the total included in the preliminary assessment dated July 2003. The first bonus was paid in July 2003.

In addition, the revised agreement provides that if Mr. Viens' employment agreement is terminated prior to the end of the term without cause, he will be entitled to a one-year salary compensation. If, within 24 months from a change of control of the Corporation, Mr. Viens' employment is terminated (i) by the Corporation other than for just cause or (ii) by Mr. Viens in response to an improper change in his responsibilities, the Corporation shall pay to Mr. Viens an amount equal to his annual salary plus any unpaid amounts of the performance bonuses provided above, whether the event triggering the bonuses has occurred or not. In addition, Mr. Viens has entered into an agreement with Ariane and Cambior providing that the options payable in connection with the bonus payments will be issued immediately prior to the Amalgamation, provided that they shall not vest until the earlier of the termination of Mr. Viens' employment following the Amalgamation or the occurrence of the relevant triggering events.

Mr. Jean-François Milian entered into a new employment agreement with CBJ-France SARL, a subsidiary of the Corporation, as of December 1, 2002. The agreement provides for an annual salary of U.S. $90,000 (subject to annual adjustment; Mr. Milian's salary was adjusted to U.S. $94,000 as of September 1, 2003). If Mr. Milian's employment agreement is terminated at any time without cause, he will be entitled to an indemnity of one month of salary per year worked (from September 1, 1994) up to a maximum of 12 months. The Corporation has guaranteed the payment of this indemnity.

Compensation of Directors

During the financial year ended December 31, 2002, and up until May 23, 2003, no amounts were paid or are payable to directors in their capacity as directors of the Corporation. The Corporation reimbursed directors for out-of-pocket expenses related to their attendance to meetings. From May 23, 2003 on, Ariane directors receive $6000 per year, the Chairman of the Board receives an additional $3000 per year, and Chairs of each committee of the Board receives an additional $1,500 per year.

Non-employee directors are entitled to participate in the Corporation's Stock Option Plan. During the financial year ended December 31, 2002, an aggregate of 1,100,000 options were granted to non–employee directors, exercisable at $0.70 per share. The options are fully exercisable and have a five-year term expiring on August 2, 2007. In June 2003, an aggregate of 225,000 options were granted to non-employee directors; such options are fully exerciseable at $0.70 per share and have a five-year term expiring on June 16, 2008.

Liability Insurance

The Corporation maintains liability insurance for its directors and officers providing coverage of $10,000,000 per occurrence per policy year. Claims under the policy are subject to a deductible of $50,000 per claim. For the current year of coverage, the Corporation paid a total premium of $32,500.

Performance Graph

Ariane's Common Shares were listed and first traded on the TSX on September 16, 2002. The opening price on the TSX was $0.75. On December 31, 2002, the closing price of Ariane's Common Shares was $0.62, representing a decrease of approximately 18%. The closing price on October 28, 2003 was $1.28.


In Cdn$, as at Oct. 24, 2003
Ariane Gold
(AGD)
S&P/TSX
Gold Index
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00

Interest of Management and Others in Material Transactions

Interests of Ariane Management

No directors or senior officers of the Corporation who has served in such capacity since the beginning of the last completed financial year, no proposed nominee for election as a director of the Corporation, no person that has direct or indirect beneficial ownership of more than 10% of the issued Common Shares of the Corporation and no associate or affiliate of any such person, has or had any material interest, directly or indirectly, in any transaction within the past three years, or in any proposed transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Certain directors and officers of the Corporation are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. As required by law, each of the directors and officers of the Corporation is required to disclose any potential conflict of interest and to act honestly, in good faith and in the best interests of the Corporation.

Indebtedness of Officers and Directors to Ariane

As at September 30, 2003, there was no indebtedness, excluding routine indebtedness, owing to the Corporation or its subsidiaries by any current or former director, officer or employees of the Corporation or any of its subsidiaries except as disclosed in the following table:

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During the Financial Year Ended December 31, 2002	Amount Outstanding as at September 30, 2003
François Viens[1] Vice President, Exploration	Lender	U. S. $50,000	U. S. $22,000

(1) The loan to Mr. Viens was made to assist him in relocating. The loan is repayable in periodic installments and shall be completely repaid by the end of July 2004. No interest is charged on this loan.

MARKET PRICE AND TRADING VOLUME DATA

Market Price and Trading Volume Data of Cambior Common Shares

Cambior Common Shares are listed and posted for trading on the TSX and AMEX. The volume of trading and price ranges of the Cambior Common Shares on the TSX and AMEX respectively are set forth in the following tables for the period indicated:

TSX (CDN $)

Period	High	Low	Volume
2002			
September	2.02	1.55	11,588,029
October	1.58	1.12	9,860,803
November	1.75	1.43	8,118,054
December	2.43	1.60	20,718,754
2003			
January	2.53	1.94	30,684,741
February	2.25	1.71	14,331,804
March	1.89	1.51	6,707,839
April	1.99	1.54	10,667,120
May	2.10	1.65	10,042,697
June	1.95	1.58	7,020,439
July	2.62	1.81	25,370,776
August	3.32	2.27	34,620,424
September	4.24	3.14	63,768,607
October 1-24	4.05	3.50	24,362,997

AMEX (U.S. $)

Period	High	Low	Volume
2002			
September	1.30	0.99	1,792,200
October	1.99	0.70	1,663,000
November	1.10	0.93	955,900

December	1.57	1.02	6,119,700
2003			
January	1.63	1.25	5,906,000
February	1.49	1.11	2,603,200
March	1.30	1.07	1,502,700
April	1.37	1.08	2,186,700
May	1.51	1.19	1,602,400
June	1.39	1.17	1,178,400
July	1.88	1.31	4,412,200
August	2.37	1.62	6,180,900
September	3.18	2.25	15,003,800
October 1-24	3.11	2.61	10,415,710

Market Price and Trading Volume Data of Ariane Common Shares

Ariane Common Shares are listed and posted for trading on the TSX. The volume of trading and price ranges of the Ariane Common Shares on the TSX are set forth in the following table for the period indicated:

TSX (CDN $)

Period	High	Low	Volume
2002			
September	0.88	0.66	4,197,658
October	0.74	0.49	1,100,245
November	0.68	0.58	552,842
December	0.72	0.60	1,650,659
2003			
January	0.72	0.60	4,243,428
February	0.75	0.63	2,626,733
March	0.69	0.59	479,141
April	0.69	0.61	191,240
May	0.70	0.55	536,829
June	0.70	0.55	2,083,011
July	0.79	0.56	1,035,560
August	1.05	0.73	5,499,746
September	1.25	0.91	12,399,121
October 1-27	1.36	1.15	21,700

BENEFICIAL OWNERSHIP AND TRADING IN SECURITIES BY CAMBIOR AND ITS DIRECTORS AND OFFICERS IN ARIANE SHARES

Ariane has been informed as follows: as of the date hereof, Cambior beneficially owns 946,000 Ariane Common Shares. Except for said Ariane Common Shares, neither Cambior nor any director or senior officer, nor, to the knowledge of Cambior after reasonable enquiry, any associate of a director or senior officer, or any person or Cambior holding more than 10% of any class of equity securities of Cambior acting jointly or in concert with Cambior, beneficially owns or exercises control or direction over, or has the right to acquire, directly or indirectly, any securities of the Corporation.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS AMONG CAMBIOR AND THE DIRECTORS AND OFFICERS OF ARIANE

Other than as described above in this Proxy Circular (see "Ariane Gold Corp. – Executive Compensation – Agreements Between Ariane and Named Executive Officers"), there are no arrangements or agreements made or proposed to be made between Cambior and any of the directors or senior officers of the Corporation and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office except as otherwise provided for in the employment agreements between the Corporation and the Named Executive (see "Executive Compensation - Agreements between Ariane and Named Executive Officers") and there are no contracts, arrangements or understandings, formal or informal, between Cambior and any security holder of the Corporation in relation to the Amalgamation.

DISSENTING SHAREHOLDERS' RIGHTS

Registered Ariane Shareholders are entitled to dissent from the Amalgamation Resolution in the manner provided by section 190 of the CBCA. Any such shareholder is entitled to be to be paid the fair value of all, but not less than all, of the Ariane Common Shares held by such shareholder in accordance with section 190 of the CBCA if the shareholder sends to the Corporation a written objection to the Amalgamation Resolution and the Amalgamation becomes effective. A Registered Ariane Shareholder is not entitled to dissent with respect to the Amalgamation if he votes any of the Ariane Common Shares held by such shareholder in favour of the Amalgamation Resolution authorizing the Amalgamation. The execution or exercise of a proxy does not constitute a written objection for purposes of the CBCA.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under the CBCA. However, the CBCA requires adherence to the procedures established therein (the "**Dissent Procedures**") and failure to do so may result in the loss of all dissenter's rights. **Accordingly, each Registered Ariane Shareholder who might desire to exercise dissenter's rights should carefully consider and comply with the provisions of those sections and consult his legal adviser.**

A Dissenting Shareholder who seeks payment of the fair value of his or her Ariane Common Shares is required to send a written objection to Ariane at or prior to the Meeting. The address is 1111 St. Charles Street West, Suite 758, East Tower, Longueuil, Québec, J4K 5G4. A vote against the Amalgamation Resolution or withholding votes does not constitute a written objection. Within 10 days after the Amalgamation Resolution is approved by Shareholders, Ariane must notify the Dissenting Shareholder who is then required, within 20 days after receipt of such notice (or, if he does not receive such notice, within 20 days after he learns of the approval of the Amalgamation Resolution), to send to Ariane a written notice containing his name and address, the number of shares in respect of which he dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to Ariane the appropriate share certificate or certificates. If the Amalgamation approved by the Amalgamation Resolution becomes effective, Ariane is required to determine the fair value of the shares and to make a written offer to pay such amount to the Dissenting Shareholder. If such offer is not made or not accepted within 50 days after the Amalgamation approved by the Amalgamation Resolution becomes effective, Ariane may apply to the court to fix the fair value of such shares. There is no obligation on Ariane or Amalco to apply to the court. If Ariane fails to make such an application, a Dissenting Shareholder will be entitled to be paid the amount fixed by the court.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to Ariane, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act of the Amalgamation generally applicable to Ariane Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Ariane Common Shares as capital property and deal at arm's length with, and are not affiliated with, Ariane and Cambior. Ariane Common Shares will generally be considered capital property to an Ariane Shareholder unless the holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Ariane Shareholders who are resident in Canada for the purposes of the Tax Act and whose Ariane Common Shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have such shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary does not apply to an Ariane Shareholder that is a "financial institution" within the meaning of subsection 142.2(1) of the Tax Act.

This summary is based on the current provisions of the Tax Act, the regulations thereunder and our understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "**CCRA**") as of the date hereof. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"). Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CCRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Ariane Shareholder. Accordingly, Ariane Shareholders should consult their own tax advisers for advice regarding the income tax consequences of the Amalgamation having regard to their particular circumstances.

This summary is not applicable to an Ariane Shareholder who acquired Ariane Common Shares because of his or her employment with Ariane or a corporation with which Ariane does not deal at arm's length and any such holder should consult their tax advisor with respect to the tax consequences of the Amalgamation.

Ariane Shareholders Resident In Canada

The following portion of this summary is generally applicable to an Ariane Shareholder who, for the purposes of the Tax Act and at all relevant times is, or is deemed to be, resident in Canada.

Amalgamation

An Ariane Shareholder who receives Cambior Common Shares in exchange for its Ariane Common Shares on the Amalgamation will realize neither a capital gain nor a capital loss as a result of the Amalgamation. Such an Ariane Shareholder will be considered to have disposed of its Ariane

Common Shares for proceeds of disposition equal to the adjusted cost base of its Ariane Common Shares immediately before the Amalgamation and to have acquired Cambior Common Shares at an aggregate cost equal to such proceeds of disposition. The holder's cost of such Cambior Common Shares must be averaged with the adjusted cost base of all other Cambior Common Shares held by the holder as capital property to determine the holder's adjusted cost base of such Cambior Common Shares.

An Ariane Shareholder who receives the proceeds from the sale of a fractional Cambior Common Share by CIBC Mellon on behalf of such Ariane Shareholder will generally realize a capital gain (or capital loss) to the extent that the Ariane Shareholder's proceeds of disposition for the fractional Cambior Common Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such fractional Cambior Common Share to the Ariane Shareholder. See "Taxation of Capital Gain or Capital Loss" below for a general discussion of the treatment of capital gains and capital losses.

Dissenting Ariane Shareholders

An Ariane Shareholder that is a Dissenting Shareholder and who disposes of Ariane Common Shares will be considered to have disposed of the Ariane Common Shares for proceeds of disposition equal to the cash payment received by the holder (less the amount of any interest awarded by a court in respect of such payment) from Amalco. Such a disposition of Ariane Common Shares by a Dissenting Shareholder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Ariane Shareholder of those Ariane Common Shares immediately before the disposition. See "Taxation of Capital Gain or Capital Loss" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Any interest awarded by a court to a Dissenting Shareholder will be included in computing such holder's income for purposes of the Tax Act.

We urge any Ariane Shareholder who is considering exercising Dissent Rights in connection with the Amalgamation to consult with the holder's tax advisor with respect to the income tax consequences of such action.

Taxation of Capital Gain or Capital Loss

One-half of any capital gain (a "taxable capital gain") realized by an Ariane Shareholder will be included in computing the income of the Ariane Shareholder for the year of disposition. One-half of any capital loss (an "allowable capital loss") so realized is required to be deducted by the Ariane Shareholder against taxable capital gains realized in the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Ariane Shareholder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. An Ariane Shareholder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/ 3% on taxable capital gains.

If the Ariane Shareholder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Ariane Common Shares, or where a trust or partnership of which a corporation is a beneficiary or a member, respectively, is a member of a partnership or a beneficiary of a trust that owns any such shares.

Ariane Shareholders Not Resident In Canada

The following portion of this summary is generally applicable to an Ariane Shareholder who, for the purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada, and who does not use or hold, and is not deemed by the Tax Act to use or hold, Ariane Common Shares in connection with carrying on a business in Canada, and to whom Ariane Common Shares are not "taxable Canadian property" (as defined in the Tax Act) (a "**Non-Resident Shareholder**"). In addition, this summary is not applicable to an insurer who carries on an insurance business in Canada and elsewhere.

Generally, Ariane Common Shares will not be taxable Canadian property to an Ariane Shareholder at a particular time provided that such shares are not deemed to be taxable Canadian property to the holder and such shares are listed on a prescribed stock exchange (which currently includes the TSX) and the Ariane Shareholder, persons with whom such holder does not deal at arm's length, or the holder together with such persons, has not owned 25% or more of the issued shares of any class or series in the capital stock of Ariane at any time during the 60 month period ending at the particular time.

Amalgamation

A Non-Resident Shareholder who disposes of Ariane Common Shares in exchange for Cambior Common Shares under the Amalgamation will not be subject to tax under the Tax Act upon such disposition.

Dissenting Ariane Shareholders

A Non-Resident Shareholder who is a Dissenting Shareholder and who receives a cash payment from Amalco will not be subject to tax under the Tax Act in respect of such disposition of Ariane Common Shares. However, where a Non-Resident Shareholder receives interest consequent upon the exercise of Dissent Rights, such interest will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention.

Eligibility for Investment

Provided the Cambior Common Shares are listed on a prescribed stock exchange (which currently includes the TSX), the Cambior Common Shares will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education plans ("RESPs").

Based on an officer's certificate provided by Cambior to counsel, the Cambior Common Shares received upon the Amalgamation would not at the Amalgamation Effective Date constitute "foreign property" to RRSPs, RRIFs and DPSPs and certain other persons to whom Part XI of the Tax Act is applicable.

APPROVAL OF PROXY CIRCULAR BY THE BOARD OF DIRECTORS

The contents of this Proxy Circular and its sending to the Ariane Shareholders have been approved by the Board of Directors of Ariane.

DATED this 29th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "James Crombie"

James A. Crombie
President and Chief Executive Officer

EXHIBIT "A"

CAMBIOR INC.

The information concerning Cambior and its subsidiaries contained in this Exhibit "A" of the Proxy Circular, has been taken from or is based upon publicly available documents and other public sources or has been provided by Cambior for inclusion in this Circular. Although Ariane has no knowledge that would indicate that any statements contained herein taken from, or based on, such documents and records or information are untrue or incomplete, Ariane assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Cambior to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Ariane.

Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Circular to which this Exhibit "A" is attached.

Table of Contents

Documents Incorporated by Reference

Information has been incorporated by reference in this Exhibit "A" of the Proxy Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cambior, 1111, Saint-Charles Street West, East Tower, Suite 750, Longueuil, Québec, J4K 5G4, tel.: (450) 677-0040. For the purpose of the province of Québec, this Exhibit "A" of the Proxy Circular contains information about Cambior to be completed by consulting Cambior's permanent information record. A copy of Cambior's permanent information record may be obtained from the Corporate Secretary of Cambior at the above mentioned address and telephone number.

The following documents, filed by Cambior with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Exhibit "A" of the Proxy Circular:

(a) the "Management's Discussion and Analysis" and the audited comparative consolidated financial statements of Cambior for the year ended December 31, 2002 together with the notes attached thereto and the auditors' report thereon;

(b) the unaudited comparative consolidated financial statements of Cambior for the nine month period ended September 30, 2003, including the "Management's Discussion and Analysis" relating thereto;

(c) the Annual Information Form of Cambior dated May 20, 2003 for the year ended December 31, 2002 (the "AIF");

(d) the Management Information Circular dated April 4, 2003 relating to the May 9, 2003 Annual General Meeting of Shareholders of Cambior, excluding the sections entitled "Performance Graph", "Report on Executive Compensation" and "Statement of Corporate Governance Practices" which, pursuant to National Instrument 44-101: Short Form Prospectus Distributions of the Canadian Securities Administrators, are not required to be incorporated by reference herein; and

(e) the material change report of Cambior dated July 25, 2003 in relation to Cambior's $100,000,000 offering of 40,000,000 units (each such unit comprised of one Cambior Common Share and one half of one Cambior Series C Common Share purchase warrant).

Any document of the type referred to above and any unaudited interim financial statements, interim "Management's Discussion and Analysis" or material change reports (excluding confidential material change reports) filed by Cambior with the securities commissions or similar authorities in the provinces of Canada after the date of this Proxy Circular and prior to the Meeting Date shall be deemed to be incorporated by reference into this Exhibit "A" of the Proxy Circular.

Any statement contained in this Exhibit "A" of the Proxy Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Exhibit "A" of the Proxy Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that

the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Exhibit "A" of the Proxy Circular.

Cambior

Cambior was incorporated on November 7, 1973 under the name "Niobec Inc." and is existing pursuant to Part IA of the Companies Act (Québec). Its registered office is located at 1075, 3rd Avenue East, Val-d'Or, Québec, J9P 6M1, and its executive office at 1111 St. Charles Street West, East Tower, Suite 750, Longueuil, Québec, J4K 5G4 (phone: 450-677-0040 and facsimile: 450-677-3382). Cambior currently holds interests in five mines operated on a commercial production basis and in a variety of exploration and development properties.

In Canada, Cambior holds its properties, property interests and other assets directly. It is the sole owner of the Doyon Division, comprised of the Doyon and Mouska gold mines located in the Abitibi area of the Province of Québec and it holds a 50% interest in the Sleeping Giant gold mine located in Abitibi, and in the Niobec mine which produces ferroniobium (FeNb) and is located in the Saguenay area of Québec.

In Suriname, Rosebel Gold Mines N.V. ("RGM"), a wholly-owned Surinamese subsidiary of Cambior, holds the mining rights and the assets comprising the Rosebel gold development project and manages all development and construction activities thereat. RGM has an administrative office at Heerenstraat 8, Paramaribo, Suriname. Upon commencement of commercial production at the Rosebel project, 5% of the issued and outstanding Class A common shares in the capital of RGM will be transferred from the Offeror to the Government of Suriname and 2,000,000 Class B common shares in the capital of RGM will be issued to the Government of Suriname. The Class B common shares are redeemable at the option of RGM.

In Guyana, OMAI Gold Mines Limited ("OGML"), a 95%-owned Guyanese subsidiary of Cambior (the Government of Guyana holding the remaining 5% share participation), holds the mining rights and the assets comprising the Omai mine and manages operations there. OGML has an administrative office at 176-D, Middle Street, Cummingsburg, P.O. Box 12249, Georgetown, Guyana.

In the United States, Cambior owns a copper development project through an indirect wholly-owned subsidiary, Carlota Copper Company, with offices at 1306 Live Oak Street, P.O. Box 1009, Miami, Arizona, 85539, USA.

Cambior currently holds interests in exploration properties located in Peru, through Sociedad Minera Cambior Peru S.A., a Peruvian wholly-owned subsidiary with offices at Ave. José Casimiro Ulloa No. 312, Urb. San Antonio, Mira Flores LIMA 18, Peru.

The following organizational chart shows Cambior and its principal assets and subsidiaries. Jurisdiction of incorporation is indicated in brackets.


CAMBIOR INC.
(Québec)
Doyon mine (100%)
Sleeping Giant mine (50%)
Mouska mine (100%)
Niobec mine (50%)
Cambior USA, Inc.
(Delaware)
(100%)
OMAI Gold Mines Limited (1)
(Guyana)
(95%)
Omai mine
(100%)
Carlota Copper Company
(Illinois)
(100%)
Rosebel Gold Mines N.V. (2)
(Suriname)
(100%)
Carlota project
(100%)
Rosebel project
(100%)
Sociedad Minera Cambior Peru S.A.
(Peru)
(100%)
La Arena project
(100%)

(1) Cambior accounts for its investment on a fully consolidated basis and reports 100% of production due to OGML's capital structure and the rules governing cash flow distribution.

(2) Upon commencement of commercial production at the Rosebel project, 5% of the issued and outstanding Class A common shares in the capital of RGM will be transferred from Cambior to the Government of Suriname and 2,000,000 Class B common shares in the capital of RGM will be issued to the Government of Suriname. The Class B common shares are redeemable at the option of RGM.

Business of Cambior

Overview

Cambior, together with its subsidiaries, is involved primarily in mining and exploring for gold and, to a lesser extent, other metals and minerals from deposits and properties located in the Americas. In that respect, Cambior pursues more particularly the following activities:

- exploration for and delineation of mineral deposits;
- development and pre-production of deposits;

- construction of facilities required for mining;
- underground and open pit mining of ore;
- ore milling and concentrating to produce a commercial product; and
- marketing of minerals, metals and concentrates.

Recent Developments

Public Offering of 40,000,000 Units at $2.50 per Unit and Private Placement of Flow-through Shares

On August 12, 2003, Cambior issued 40,000,000 units at a price of $2.50 per unit. Each unit consisted of one common share of Cambior and one-half of one series C common share purchase warrant of Cambior. Each whole Series C warrant entitles the holder thereof to purchase one common share of Cambior at a price of $3.75 at any time prior to August 12, 2008. Net proceeds of the issue amounted to $94.5 million after deducting the underwriters' fees and expenses of the issue, and are being used for general corporate purposes including the development of the Rosebel project and to increase Cambior's reserve base.

Cambior also completed a $2 million flow-through private placement by issuing 571,428 common shares in September. The proceeds of such issue are being applied to fund exploration programs in Québec.

Cambior included in the S&P/TSX Index

During the third quarter of 2003, the increase in the market capitalization of Cambior on the Toronto Stock Exchange (TSX) following its above-described public offering of 40 million units combined with the performance of its share price since the beginning of the year, has allowed Cambior to be included in the S&P/TSX Composite Index and the following sub-indices: the S&P/TSX SmallCap Index, S&P/TSX Capped Materials Index and the S&P/TSX Capped Gold Index.

The Rosebel Project

In January 2003, Cambior received all the necessary permits and obtained the political risk insurance required to officially begin the construction and development of the Rosebel gold project located in Suriname. Construction of the Rosebel project is in line with the Company's schedule and within the US $94.5 million budget.

Work progress as at the end of the third quarter ended September 30, 2003 is highlighted as follows:

- Tower erection and sub-station progress will enable the commissioning of the transmission line in November as scheduled;
- Mechanical and electrical installations and piping are progressing well in the mill area; leaching tanks are 80% complete and piping to the tailings area is being laid out;
- Laboratory is now operational for sample preparation and analysis;
- Pre-production mining activities have been initiated at the Pay Caro deposit; and
- Construction of tailings dams is in progress.

As of the end of the third quarter of 2003, approximately US $70.1 million had been spent on the development and construction of the project and current commitments amount to US $6.8 million. Construction activities have reached their maximum level with over 1,200 workers on site. The commissioning period is scheduled for January with commercial production in the first quarter of 2004.

Gold Markets and Continued Reduction in Hedging Program

Favourable gold market conditions continued during the first nine months of 2003, resulting in an average price of gold of US $354 per ounce compared to a price of US $310 per ounce throughout 2002. The price of gold traded between a low of US $320 per ounce and a high of US $391 per ounce up to the end of September 2003.

Cambior remains focused on reducing its hedging commitments to benefit from improving gold market conditions. Cambior successfully negotiated the elimination of its hedging covenant under its credit facilities following the closing of its above-described $100 million equity financing in August 2003. Cambior seeks to eliminate all hedging commitments by the end of 2004, except for the residual 52,000 ounces remaining under its prepaid gold forward sales agreement. During 2003, Cambior has reduced its commitments by 469,000 ounces or 36% compared to December 31, 2002. As of September 30, 2003, Cambior had total commitments of 817,000 ounces at an average price of US $304 per ounce.

The 2003 Credit Facility

On February 7, 2003, Cambior closed a third amended and restated US $65 million credit facility agreement (the "2003 Credit Facility"). The 2003 Credit Facility which replaces and supersedes a credit facility agreement closed in January 2001, consists of a US $55 million non-revolving term loan and a US $10 million revolving credit facility maturing on December 31, 2007. The initial drawdown of US $22 million was used to repay the US $22 million balance owing under the 2001 credit facility agreement. The remainder of the 2003 Credit Facility is being used to finance the construction and development of the Rosebel project. Pursuant to the 2003 Credit Facility, Cambior is required to use 50% of the net proceeds (in excess of US $40 million) of any equity or debt financing to repay amounts outstanding under the non-revolving term loan.

Under the 2003 Credit Facility, Cambior was required to maintain a revenue protection program covering 30% of its expected production during the loan life period, which terminates on December 31, 2007, at a minimum price of US $290 per ounce (the "Hedging Covenant"). In connection with its public offering of 40 million units (see above), Cambior announced on August 7, 2003 that its lenders agreed to waive their requirement for a prepayment of the 2003 Credit Facility from the offering's proceeds and to eliminate the Hedging Covenant.

Update on the Westwood Project (Doyon Mine Property)

On October 15, 2003, Cambior announced results from the Westwood project located approximately two kilometers to the east of the Doyon mine (itself located within the prolific Cadillac mining camp in northwestern Québec). The second wedge from main hole 1158-02 intersected the north corridor, which contains Zones 1 and 2 of the Doyon mine, and the Westwood horizon. The north corridor was intersected between a vertical depth of 1,500 to 1,600 meters, approximately 140 meters to the east of the main hole. The second mineralized zone constitutes the Westwood horizon, which was intersected at a vertical depth of 1,720 meters, approximately 210 meters below the main hole.

The most significant results announced on such date were:

North corridor

- 3.9 g Au/t, 8.9 g Ag/t and 0.2% Cu over 4.1 meters
- 12.1 g Au/t over 2.9 meters
- 36.1 g Au/t over 0.6 meter
- 2.5 g Au/t and 2.6 g Ag/t over 6.1 meters

Westwood corridor

- 5.2 g Au/t and 2.4 g Ag/t over 7.5 meters

The results up to such date indicated the presence of mineralized zones at depth in this little explored area east of the Doyon mine. The type of alteration and mineralization of the Westwood horizon is typical of the semi-massive or massive sulfide deposits found at the Bousquet and LaRonde mines. Work is currently underway on a third wedge from the initial hole. Assay results will be available towards the end of the fourth quarter of 2003. By the end of October 2003, Cambior will initiate a new deep drill hole (2,600 meters) from the surface to test the lower extension of the current mineralization.

Cambior also plans that a 2-kilometer long exploration drift will be driven from level 14 of the Doyon mine towards the Westwood area. This exploration drift will make it possible to establish drilling bases as the drift progresses in order to explore fully the eastern sector of the Doyon property.

The drilling program was carried out by employees of Cambior under the supervision of Ms. Marie-France Bugnon, Geologist, M. Sc. Ms. Bugnon is a "qualified person" (as defined by National Instrument 43-101: Standards & Disclosure for Mineral Projects ("NI 43-101")) employed by Cambior.

Updated Drilling Results from the "J" Zone Sector of the Doyon Mine

The latest update on the exploration program in the "J" Zone of the Doyon mine was provided on June 24, 2003. Since the beginning of the year until such date, 35 drill holes totalling 10,400 meters have been completed in the eastern portion of the mine between levels 8 and 14 covering the mineralized extensions of the gold-bearing structures within the "J" Zone, located 125 meters east of mine infrastructure.

The majority of the drill holes intersected the extensions of the mineralized structures of the "J" Zone and confirmed the economic potential of this sector. The main gold-bearing structures of the "J" Zone are characterized by quartz veins rich in pyrite and chalcopyrite with the frequent presence of native gold. Exploration drilling also cut, south-east of the "J" Zone, another horizon of alteration where an intersection of 6.0 g Au/t over 3.0 meters was returned by drill hole R12112-03.

The execution of 4,500 meters of development drilling as at June 24, 2003, confirmed the continuity of the mineralized zones and the envelope of mineral resources as defined by exploration drilling. The most significant results from such development drilling included:

Zone J20

- 19.7 g Au/t over 6.2 meters;
- 6.8 g Au/t over 7.6 meters; and
- 5.4 g Au/t over 4.2 meters.

Zone J40

- 16.2 g Au/t over 3.3 meters; and
- 7.4 g Au/t over 3.0 meters.

As at June 24, 2003, the new sector has inferred mineral resources, distributed over three veins between levels 12 and 15, of 356,000 tonnes grading 7.5g Au/t, representing nearly 85,000 ounces of gold contained, using a dilution rate of 25%. Exploration and development work continues, particularly between levels 8 and 12, in order to identify additional resources in this sector of the mine. The "J" Zone remains open in all directions. Since the discovery of this new sector at the end of 2002 until June 24, 2003, Cambior has carried out 17,100 meters of drilling, representing an investment of more than $1.2 million.

Based on the results, Cambior has begun driving an access drift on level 14 towards and within the mineralized structures of the "J" Zone. By the first quarter of 2004, Cambior expects to complete more than 10,000 meters of definition drilling between levels 12 and 15 from this new infrastructure with the goal of generating additional mineral resources and mineral reserves. Development will continue in 2004 with an anticipated investment of $3 million in order to begin production from this new sector in the first quarter of 2005.

The exploration drilling was carried by Cambior employees under the supervision of Mr. Daniel Doucet, P. Eng. Mr. Doucet is a "qualified person" (as defined by NI 43 101) employed by Cambior.

Agreement with the Government of Guyana

Effective August 1, 2003, OGML entered into an agreement with the Government of Guyana to assume the management and marketing of the bauxite operations of Linden Mining Enterprises Ltd. ("Linmine", a company wholly-owned by the Government of Guyana), located approximately 100 kilometers south of the capital, Georgetown. Another subsidiary of Cambior has been performing contract mining services since 2000 at Linmine's deposit through the use of surplus equipment from OGML. As a result of the August 1, 2003 agreement, OGML assumes, on a contractual basis, the operations as well as the administration and marketing activities of Linmine and assists in ensuring the sustainability of the operations. The management and marketing agreement provides that Linmine will reimburse OGML for all of its costs and therefore, this agreement will have no negative financial impact to OGML or Cambior.

Class Action in Guyana

On May 29, 2003, a writ of summons was served on OGML and, on July 23, 2003, a statement of claim was filed in connection with a representative action in Guyana, purporting to represent 23,000 persons residing within the Essequibo River and Omai River areas and claiming total compensation of approximately US $2 billion for damages allegedly caused by the failure of the main tailings dam in 1995 and the alleged consequent and continuous release of cyanide from the tailings pond at the Omai mine into the Essequibo River.

On September 1st, 2003, OGML filed a summons requesting an order of the Court to have the action dismissed on the grounds that it constitutes an abuse of the process of the Court and that the cause of action is outside the applicable period of limitation. A date for hearing for OGML's summons has yet to be fixed by the Court. Also, on June 25, 2003, the plaintiffs filed a summons to deem their action properly served; a date for hearing that matter has also to be fixed.

Cambior and OGML consider this action as unfounded and frivolous and OGML is contesting it vigorously, as indicated above.

On February 5, 2002, the High Court of the Supreme Court of Guyana ordered that a similar representative action purporting to represent approximately the same 23,000 persons and claiming total compensation of US $100 million, be struck out for repeated failure to file an affidavit by the plaintiffs. On March 18, 2002, the plaintiffs filed a notice of appeal with the Court of Appeal of Guyana and the Full Court of the High Court of Guyana. The appeal is pending.

Changes in Share and Loan Capital Structure

Since December 31, 2002, Cambior's last fiscal year end and, where applicable, up until October 27, 2003:

(i) Cambior issued 40,000,000 Common Shares and 20,000,000 Series C common share purchase warrants pursuant to a public offering closed on August 12, 2003; each Series C warrant is exercisable at $3.75 at any time prior to August 12, 2008 and none has been exercised;

(ii) Cambior issued 571,428 Common Shares pursuant to a private placement closed on September 2, 2003;

(iii) Cambior issued 10,417,266 Common Shares pursuant to the exercise of previously-issued common share purchase warrants exercisable at $1.70 and expiring on February 27, 2003;

(iv) Cambior issued 106,731 Common Shares pursuant to the exercise of previously-issued brokers' compensation options; no other such compensation option is outstanding;

(v) Cambior issued 596,000 Common Shares pursuant to the exercise of previously-issued common share purchase warrants to members of its banking syndicate under its 2001 credit facility agreement; 150,000 such warrants remain outstanding, are exercisable at $0.56 each and are expiring on December 31, 2005;

(vi) Cambior issued 169,600 Common Shares pursuant to the exercise of stock options granted under its Stock Option Plan; under the Plan, 9,000,000 Common Shares may be issued and there are currently 6,333,100 options outstanding;

(vii) Cambior issued 148,550 Common Shares pursuant to the exercise of previously-issued Series B common share purchase warrants; 13,487,814 such warrants are outstanding and expiring on November 24, 2003; and

(viii) Cambior entered into the 2003 Credit Facility as of February 7, 2003 to replace a previous credit facility agreement concluded in January 2001; total indebtedness under the 2003 Credit Facility amounts to US$50 million and is being used mainly for the development of the Rosebel project; see above under "Recent Developments".

Description of Share Capital

The authorized share capital of Cambior consists of an unlimited number of Common Shares without par value of which, as at October 27, 2003, 212,176,588 Cambior Common Shares are issued and outstanding. The holders of Common Shares are entitled to vote at all meetings of shareholders on the basis of one vote per Common Share, to receive dividends if, as and when declared by the board of directors, and to participate in the distribution of the remaining assets of Cambior in the event of its liquidation or dissolution. The authorized share capital of Cambior also includes non-voting Class I and Class II preferred shares, none of which is currently issued and outstanding.

For greater certainty, there is no agreement or arrangement, of any nature whatsoever, conferring upon any shareholder, including Jipangu Inc., Cambior's major shareholder, different voting rights. Further, there is currently no arrangement known to Cambior, the operation of which may at a subsequent date, result in a change of control of Cambior.

Dividend Policy

Cambior has not paid any dividends since 1999. Pursuant to credit agreements entered into in December 1999, Cambior had committed not to pay dividends or make other like distributions, and this commitment was maintained under the 2001 credit facility agreement. Under the terms of the 2003 Credit Facility, Cambior has committed not to pay any dividends until the Commercial Completion (as defined in the 2003 Credit Facility) of the Rosebel project. The payment of dividends thereafter is subject, however, to the obligation to give prior notice thereof to the 2003 financial creditors and meeting certain financial ratios.

Risk Factors

By the very nature of its activities, Cambior is subject to various financial, operational and political risks in the normal course of business. Cambior assesses and seeks to manage these risks by applying high operating standards, including careful management and planning of its activities and facilities, the hiring of qualified personnel and the development of their skills through training and development programs, the establishment and upkeeping of internationally-recognized standards, independent audits and the purchase of insurance policies. Readers should carefully consider the risk factors set forth below.

Mining Industry and Mining Projects

Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of such development projects is based on many factors such as estimation of reserves, metallurgical recoveries, future metal prices, and capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. In fact, a mine must generate sufficient revenues to offset operating and development costs such as: the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the replacement of current reserves with new reserves.

Because it holds interests in several mines, Cambior is subject to risks and hazards inherent to the mining industry, including:

(a) fluctuations in metal prices;

(b) costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment;

(c) availability of economic sources of energy and adequacy of water supply;

(d) adequate access to the site, unanticipated transportation costs, delays and repair costs resulting from equipment failure;

(e) changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands); and

(f) industrial accidents and labor actions or unrest.

The occurrence of any of these factors could materially and adversely affect the development of a project and as a result materially and adversely affect Cambior's business, financial condition, results of operations and cash flow. Cambior is also subject, through its activities, to risks normally encountered in mining operations. Blasting, drilling and mining of ore comprise risks and hazards such as:

(a) environmental hazards, including discharge of pollutants or hazardous chemicals;

(b) unanticipated grade and tonnage of ore to be mined and processed;

(c) unusual or unexpected adverse geological or geotechnical formation, or unusual or unexpected adverse operating conditions;

(d) slope failure, rock bursts, cave-ins, failure of pit walls or dams, fire; and

(e) natural phenomena and "acts of God" such as inclement weather conditions, floods, earthquakes and other hazards.

These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Cambior may incur liability as a result of pollution and other casualties, and may not be able to insure fully or at all against such risks, due to political or other reasons, or may decide not to insure against such risks as a result of high premiums or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on Cambior's financial position.

Competition

Cambior is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, Cambior competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although Cambior has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Cambior and its joint venture partner in the Niobec mine are the only producers of niobium in North America. They compete on a worldwide basis, against major producers of niobium for the sale of the mine's output. Companhia Brasilera de Metalurgia e Mineração is the world's largest producer of niobium.

Sale of Production and Mineral Reserves

Cambior based its mineral reserve estimates as at December 31, 2002 on a US $325 per-ounce gold price. A sensitivity analysis using a gold price of US $300 per ounce indicates that Cambior's overall proven and probable reserves for the current gold operations would be 1% less. The impact of a US $300 gold price on the Rosebel project would be a reduction of 10% of its probable reserves. Should the price of gold fall below US $300 per ounce, some mineral reserves may become uneconomic. In the event of a sustained, significant drop in the gold price, Cambior may be required to re-evaluate its assets.

There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond Cambior's control. The estimation of reserves is a subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.

From the second half of 1996 to April 2001, and except for a short-lived surge in late September and October of 1999, there was a continued decline in world gold prices. Commencing approximately in May 2001, the gold price progressively recovered to reach and remain above US $300 per ounce, reaching US $380 per ounce in February 2003.

Cambior derives almost all of its revenues and earnings from the sale of gold and niobium. The gold price is subject to fluctuations resulting from factors beyond Cambior's control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self imposed annual limit on gold sales.

A significant part of the annual production from the Niobec mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of Niobec's production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that Cambior will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed. In 2002, niobium consumption grew moderately despite flat steel production, due to an increase in the amount of niobium used in steel production and special alloys. Cambior and its joint venture partner in the Niobec mine participated in the market expansion and estimate that they have maintained their targeted 13 to 15% share of the worldwide supply.

Currencies

Most of Cambior's activities are in Canada and the Guiana Shield. Fluctuations in the Canadian currency have an important impact on cash flows from Cambior's operations as the proceeds of metal sales are in US dollars while over 50% of operating costs are in Canadian dollars. Thus, any significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining metal prices entails an adverse effect on Cambior's earnings. Changes in the local Guyanese and Surinamese currencies have little impact on cash flow from Cambior's operations as most disbursements for the Omai mine and the Rosebel project are quoted in US dollars.

In order to protect itself from fluctuations in the Canadian dollar, Cambior held hedging contracts for an amount of US $143 million at December 31, 2002 at an average rate of US $1.00 = $1.5723. During the first quarter of 2003, Cambior reduced these hedging contracts by more than US $103 million and during the second quarter of 2003, Cambior repurchased all of its remaining Canadian dollar hedging commitments. Cambior entered into new hedging contracts during the third quarter of 2003 and US $10.2 million were sold at a conversion price of $1.4127 for delivery in the fourth quarter of 2003.

Foreign Activities

A significant portion of Cambior's production and reserves comes from the Omai mine in Guyana and the Rosebel project in Suriname. Accordingly, risks associated with conducting business in those countries are material for Cambior. More particularly, Cambior's investments in its 95% owned subsidiary OGML, in RGM and in projects in other countries are subject to the usual risks involved with any investment in developing countries which include, but are not limited to, risks relating to stability of legislation and policy, repatriation of capital and profits, expropriation, reliability of title to mining and other properties, unilateral revocation of mining rights with or without cause, political instability, economic hardship, local currency devaluation and others. Cambior cannot fully eliminate these risks.

Cambior has, in the context of the Rosebel project, obtained foreign investment insurance from a syndicate of insurers, including Export Development Canada (formerly Export Development Corporation), an agency of the Government of Canada. As at January 30, 2003, the foreign investment insurance that was subscribed also included coverage with respect to Cambior's activities in Guyana and Peru. This type of insurance typically covers the following risks:

(a) Non-transfer of funds: restriction or blockage of funds by a foreign government or a foreign government agency, making it impossible for Cambior to repatriate its investment from the foreign country;

(b) Expropriation: actions by a foreign government that would have the effect of an expropriation by interfering with the exercise of fundamental rights accruing from Cambior's investment in the foreign country, including the right to export goods from the foreign country, or by rendering impossible either the use or disposition of the assets, or the conduct of regular business activities by Cambior in the foreign country; and

(c) War, revolution and insurrection: damage, destruction or loss of tangible property resulting from war, riot, insurrection, revolution, rebellion, sabotage or other similar politically motivated hostile acts in the foreign country. Coverage is also provided for loss of use of Cambior's facilities for a certain period of time as a direct result of the above-mentioned circumstances.

In these countries, Cambior must comply with mining laws governing exploration, mining, processing and marketing of minerals, as well as mineral agreements in some cases. These laws are generally similar in effect to comparable laws in North American jurisdictions. Non-compliance with these standards and agreements may entail fines for Cambior or the suspension or cancellation of operating permits. Cambior believes that it is in substantial compliance with all legislation, regulations and administrative standards applicable to its activities.

In Suriname, Cambior has taken measures to prevent illegal miners from working on or around the Rosebel property. While such measures cannot totally and permanently eliminate such illegal activities, they have minimized the impact thereof in a satisfactory manner thus far.

In the event of a dispute arising at its foreign operations, Cambior may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cambior may also be hindered or prevented from enforcing its rights with respect to a governmental entity because of the doctrine of sovereign immunity. However, the Mineral Agreements which apply to OGML and RGM stipulate that any disagreement between the parties thereto shall be submitted to international arbitration.

Many of the same types of foreign investment and foreign business risks prevail in other countries. There can be no assurance that foreign investment insurance coverage will be available to or subscribed by Cambior in relation to future investments in the above indicated countries or in other countries where Cambior may invest.

Insurance and Mining Activities

Cambior carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. The property damage insurance policies include coverage for business interruption resulting from an insured loss.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which Cambior cannot insure or against which it has elected not to insure. Cambior believes that it has taken adequate precautions to minimize the risk of environmental pollution.

Underground mining is generally subject to certain types of risks and hazards, including unusual or unexpected rock formations, underground cave-ins, pressures and other conditions. Open-pit mining is also generally subject to various types of risks and hazards, the greatest being pit wall failure.

Compliance with environmental regulations

New or expanded environmental regulations, if adopted, could affect Cambior's projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such events would materially and adversely affect Cambior's business, financial condition, results of operations and cash flows.

Litigation

Cambior is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. Cambior is also subject to the possibility of new income tax and mining duty assessments for some years. Cambior does not believe that unfavourable decisions in any pending proceedings or the threat of proceedings related to any future assessment or any amount it might be required to pay will have a negative impact on Cambior's financial condition or operating results. For a more detailed description of litigation involving OGML, see "Recent Developments".

Glossary of Mining Terms

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the ground without reduction due to mining loss or dilution.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the calculation of mineral reserves in a given deposit.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

Grade: the relative quantity or percentage of metal or mineral content.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

Reclamation: operation consisting of restoring a mining site to a satisfactory condition.

Recovery: the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Tailings: the material that remains after all metals or minerals considered economic have been removed from ore during milling.

Tailings pond: a containment area used to deposit tailings from milling.

EXHIBIT "B"

WESTWIND FAIRNESS OPINION

WESTWIND
PARTNERS INC.

October 21, 2003

Board of Directors
Ariane Gold Corp.
1111 St. Charles West
East Tower, Suite 758
Longueuil, Quebec
J4K 5G4

To the Board of Directors:

Westwind Partners Inc. ("Westwind") understands that Ariane Gold Corp. ("Ariane" or the "Company") is contemplating entering into an amalgamation (the "Transaction") with a wholly-owned subsidiary ("Cambior Subco") of Cambior Inc. ("Cambior") whereby, Ariane shareholders will receive one Cambior common share for each 2.91 Ariane common shares, being 0.3436 of a Cambior common share for one Ariane common share (the "Exchange Ratio"). We understand that the Transaction is to be implemented as described in a merger agreement (the "Merger Agreement"), to be dated on or about the date hereof, among Cambior, Cambior Subco and Ariane.

The terms of, and conditions necessary to complete, the Transaction will be described in an Ariane management proxy circular (the "Proxy Circular") to be mailed to all security holders of Ariane in connection with a special meeting of shareholders (the "Shareholder Meeting").

Engagement

Pursuant to an engagement letter dated as of October 6, 2003, Westwind was retained by the Board of Directors of Ariane (the "Board") in connection with the Transaction, which services included service and assistance to the Board and the preparation and delivery to the Board of an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Transaction to the shareholders of Ariane. Westwind has not been engaged to prepare a valuation of Ariane or Cambior or any of their respective securities or assets and the Fairness Opinion should not be construed as such, nor as a recommendation to any shareholder to adopt the special resolution approving the amalgamation of Cambior Subco and Ariane. Our Fairness Opinion is not, and should not be construed as, advice as to the price at which shares of Ariane or Cambior (before or after the completion of the Transaction) may trade at any future date.

Westwind will be paid a fee by Ariane in connection with its services related to the delivery of the Fairness Opinion to the Board and will be reimbursed for any reasonable out-of-pocket expenses and will be indemnified by Ariane in certain circumstances. Westwind's fee is not contingent on any conclusions as to the fairness of the consideration offered under the Transaction but is only payable subject to and upon the delivery of its Fairness Opinion to the Board.

Westwind Independence

Westwind is not an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of Ariane or Cambior or any of their respective associates or affiliates.

Westwind acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, and may in the future have, positions in securities of Ariane and Cambior and, from time to time, may execute transactions for Ariane or Cambior and on behalf of clients for which it received or may receive compensation. In addition, Westwind, as an investment dealer, conducts research on securities and may in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Ariane and Cambior. Westwind may in the future in the ordinary course of business provide financial advisory, investment banking or other financial services to Ariane and Cambior.

Qualifications of Westwind

Westwind is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trading, and investment research. Westwind is a member of the Investment Dealers Association of Canada, the Montreal Bourse and the Canadian Investor Protection Fund and a participating organization of the Toronto Stock Exchange. Westwind is registered as a broker and investment dealer in the provinces of Quebec, Ontario, Alberta and British Columbia.

The principals of Westwind have been involved in a significant number of transactions involving fairness opinions and valuations of private and publicly-traded companies. The professionals primarily involved in the preparation of this Fairness Opinion include senior officers and directors of Westwind who are experienced in merger, acquisition, divestiture and valuation matters. The Fairness Opinion expressed herein represents the opinion of Westwind and the form and content herein have been approved for release by its Management Committee.

Scope of Review

In preparing this Fairness Opinion, Westwind has reviewed, considered and relied upon, or carried out, among other things, the following:

1. the letter of intent dated September 25, 2003 between Ariane and Cambior regarding the Transaction;
2. the October 6, 2003 draft of the Merger Agreement between Cambior and Ariane;
3. the October 15, 2003 draft of the Proxy Circular;

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

4. certain publicly available business and financial information relating to Ariane and Cambior which Westwind considered to be relevant;
5. Ariane's senior management's financial forecasts, budgets, analyses, mine and business plans and financial models;
6. site visits to Ariane's Camp Caiman Project and Cambior's Rosebel Project in September 2003;
7. discussions with senior management of Ariane and Cambior;
8. discussions with Ariane's and Cambior's respective outside legal counsel and auditors;
9. representations contained in certificates of senior officers of Ariane addressed to Westwind attesting to the accuracy and completeness of the information provided to us;
10. certain industry reports we considered necessary;
11. publicly available information regarding the stock trading history of Cambior's and Ariane's common shares and other selected public companies that we considered relevant;
12. evaluation of the trading multiples of various public companies that have similar characteristics to Ariane and Cambior;
13. an analysis of comparable mining sector transactions;
14. an analysis of the potential pro forma impact of the Transaction and information relating to certain strategic implications and operational benefits of the merger; and
15. such other information, discussion or analyses as Westwind considered necessary or appropriate in the circumstances.

We have not, to the best of our knowledge, been denied access by Ariane to any information that we requested relating to Ariane or the Transaction in the course of preparation of the Fairness Opinion.

Assumptions and Limitations

We have relied upon the accuracy, completeness and fair representation related to all financial and other information, data, advice, representations and opinions (collectively, the "Information") referred to above in providing our Fairness Opinion and our Fairness Opinion is conditional upon the completeness, accuracy and fair representation of such Information and there being no "misrepresentation" (as defined in the *Securities Act* (Ontario)) in any Information. However, in accordance with the terms of our engagement we have not independently verified the accuracy or completeness of any such Information. We have assumed that the representations and warranties of the respective parties to the Merger Agreement, are and will on execution be true, accurate and complete in all material respects.

The management of Ariane has represented to us, in a certificate dated as of the date hereof, among other things, that the Information provided to us on behalf of Ariane are complete and accurate at the date the Information was provided and since the date the Information was provided, there has been no material change, financial or otherwise in the financial condition, assets, liabilities, contingent or otherwise, business, operations or prospects of Ariane and no material change has occurred in the Information which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

Our opinion is provided on the basis of the securities markets, economic and general business and financial conditions prevailing at the date hereof and the condition and prospects, financial and otherwise, of Ariane or Cambior as they were reflected in the Information.

We believe that the analyses and factors considered in arriving at our Fairness Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached.

In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and opinions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the proposed Transaction and we express no opinion on such procedures. In addition, we have assumed that all conditions required to implement the proposed Transaction will be met.

We understand that the Transaction is not subject to the formal valuation requirements under Ontario Securities Commission Rule 61-501 or policy Q-27 of the Commission des valeurs mobilieres du Québec. Accordingly, we have not been engaged to provide a formal valuation of the Company, its principal assets or its common shares and this Fairness Opinion should not be construed as such.

In our analysis and in connection with providing this opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of the parties involved in the proposed Transaction.

We have not been asked or authorized to solicit or investigate alternative transactions which might be available to Ariane. Accordingly, we do not express any view as to whether or not any such alternative might be available or the possible terms thereof, and our opinion does not take into consideration the possibility of any such alternative transaction and, in particular, we are not expressing any opinion as to the impact, if any, of the Transaction on the market price of the common shares of Ariane.

Fairness Methodology

In connection with the provision of this Fairness Opinion, we have performed a variety of financial and comparative analyses, including but not limited to: discounted cash flow, publicly traded comparables, precedent transaction comparables, exploration dollars spent and market value. In arriving at our Fairness Opinion, we have not attributed any particular weight to any specific analysis or factor considered by us, but rather have made qualitative judgments based on our experience in rendering such opinions and on the circumstances and information as a whole then prevailing.

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

Fairness Opinion

Based upon and subject to the foregoing, Westwind is of the opinion that the Transaction is fair, from a financial point of view, to the shareholders of Ariane.

This opinion has been prepared for the exclusive use of, and may only be used or relied upon by, the Board for the sole purpose of determining whether the Transaction is fair, from a financial point of view, to the shareholders of Ariane and may not be used or relied upon by any other person without the express prior written consent of Westwind.

This opinion is given as of the date hereof and Westwind disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion that may come or be brought to our attention after the date hereof.

Sincerely yours,

(Signed)
WESTWIND PARTNERS INC.

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

EXHIBIT "C"

MERGER AGREEMENT

EXECUTION COPY

CAMBIOR INC.

- AND -

4197542 CANADA INC.

- AND -

ARIANE GOLD CORP.

MERGER AGREEMENT

October 28, 2003

TABLE OF CONTENTS

MERGER AGREEMENT

THIS AGREEMENT made as of the 28th day of October 2003,

B E T W E E N:

CAMBIOR INC., a company incorporated under the Laws of the Province of Québec,

(hereinafter referred to as "Cambior")

A N D:

4197542 CANADA INC., a corporation incorporated under the Laws of Canada,

(hereinafter referred to as "Cambior Subco")

A N D:

ARIANE GOLD CORP., a corporation incorporated under the Laws of Canada,

(hereinafter referred to as "Ariane")

WHEREAS Cambior Subco is a corporation wholly owned by Cambior;

AND WHEREAS Cambior, Cambior Subco and Ariane propose to combine the business and assets of Ariane with those of Cambior;

AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a statutory amalgamation under the provisions of the Act;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1 "**Act**" means the *Canada Business Corporations Act* as the same has been and may hereafter from time to time be amended;

1.1.2 "**Affiliate**" has the meaning ascribed thereto in the Act;

1.1.3 "**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time;

1.1.4 "**Amalco**" means the amalgamated corporation resulting from the Amalgamation; all of the issued and outstanding Amalco Common Shares will be beneficially owned by Cambior;

1.1.5 "**Amalco Common Shares**" means the common shares in the share capital of Amalco;

1.1.6 "**Amalgamation**" means the amalgamation of Ariane and Cambior Subco pursuant to the provisions of the Act;

1.1.7 "**Amalgamation Agreement**" means the agreement among Ariane, Cambior and Cambior Subco in respect of the Amalgamation, to be substantially in the form attached as Schedule 1.1.7 to this Agreement;

1.1.8 "**Ariane**" means Ariane Gold Corp., a corporation incorporated under the Laws of Canada;

1.1.9 "**Ariane Governing Documents**" means the certificate and articles of incorporation of Ariane, as amended, and the by-laws of Ariane, as amended;

1.1.10 "**Ariane Meeting**" means the special meeting or meetings of Ariane Shareholders (including any adjournment thereof) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation;

1.1.11 "**Ariane Options**" means the share purchase options granted under the Stock Option Plan and being outstanding and unexercised on the date hereof;

1.1.12 "**Ariane Shares**" means the issued and outstanding common shares in the capital of Ariane and common shares of Ariane issuable under the Stock Option Plan;

1.1.13 "**Ariane Shareholder**" means a registered holder of Ariane Shares, from time to time, and "**Ariane Shareholders**" means all of such holders;

1.1.14 "**Articles of Amalgamation**" means the articles confirming the Amalgamation required under the Act to be sent to the Director;

1.1.15 "**Business Day**" means any day excepting a Saturday or Sunday or a day recognized as a holiday in Montreal, Québec;

1.1.16 "**Cambior**" means Cambior Inc., a company incorporated under the Laws of the Province of Québec;

1.1.17 "**Cambior Governing Documents**" means the certificate and articles of incorporation of Cambior, as amended, and the by-laws of Cambior, as amended;

1.1.18 "**Cambior Material Adverse Change**" means any change in the financial condition, operations, assets, liabilities, or business of Cambior and its Subsidiaries, considered as a whole, which is materially adverse to the business of Cambior and its Subsidiaries, considered as whole; other than a change:

(i) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Ariane or its representatives by Cambior or its representatives prior to the date of this Agreement or (y) information which has been disclosed in writing or otherwise made available by Cambior to Ariane;

(ii) resulting from conditions affecting the mining and exploration industry as a whole; or

(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

1.1.19 "**Cambior Material Adverse Effect**" means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Cambior and its Subsidiaries, considered as a whole; provided, however, that Cambior Material Adverse Effect shall not include an adverse effect resulting from a change:

(i) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Ariane or its representatives by Cambior or its representatives prior to the date of this Agreement or (y) information which has been disclosed in writing or otherwise made available by Cambior to Ariane;

(ii) resulting from conditions affecting the mining and exploration industry as whole; or

(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

1.1.20 "**Cambior Shares**" means the common shares in the capital of Cambior;

1.1.21 "**Cambior Subco**" means 4197542 Canada Inc., a wholly-owned Subsidiary of Cambior incorporated under the Laws of Canada;

1.1.22 "**Cambior Subco Common Shares**" means the common shares in the capital of Cambior Subco;

1.1.23 "**Certificate of Amalgamation**" means the certificate in respect of the Amalgamation;

1.1.24 "**Competing Proposal**" means a proposal or offer by a third party (other than by Cambior), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or substantially all of the assets of Ariane or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of Ariane Shares (including any Ariane Shares then held by such third party) whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of Ariane Shares, sale of assets, tender offer or exchange offer or similar transaction involving Ariane including, without limitation, any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or substantially all of the assets of Ariane or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Ariane Shares (other than the Amalgamation);

1.1.25 "**Confidentiality Agreement**" means the confidentiality agreement dated July 30, 2003, between Cambior and Ariane;

1.1.26 "**Completion Deadline**" means the date which is three months from the date of this Agreement or such later date as may be agreed between the parties in writing;

1.1.27 "**Director**" means the director appointed under Section 260 of the Act;

1.1.28 "**Disclosed Information**" means all information (i) disclosed in writing to Cambior (or its representatives) by Ariane in connection with Cambior's due diligence review process or (ii) otherwise made available to Cambior (or its representatives) including by way of public disclosure by Ariane;

1.1.29 "**Effective Date**" means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation, and which is anticipated to be on the day immediately after the Meeting Date;

1.1.30 "**Effective Time**" means 12:01 a.m. (Montreal time) on the Effective Date;

1.1.31 "**Exchange Ratio**" has the meaning given to such term in Section 2.1.3 hereof;

1.1.32 "**GAAP**" means, for those generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants, such principles so stated;

1.1.33 "**Government Authority**" means any foreign, national, provincial, local or state government, any political subdivision or any governmental, judicial, public or statutory instrumentality, court, tribunal, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question;

1.1.34 "**in writing**" means written information including documents, files, software, records, books and other materials made available, delivered or produced to Cambior by or on behalf of Ariane in the course of the review undertaken by Cambior in respect of Ariane;

1.1.35 "**Information Circular**" means the notice of the Ariane Meeting and the accompanying management information circular to be sent to Ariane Shareholders in connection with the Ariane Meeting;

1.1.36 "**Laws**" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Government Authority, statutory body (including the Toronto Stock Exchange and the American Stock Exchange) or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Government Authority (or any other Person) having jurisdiction over the aforesaid Person or Persons or its or their business, undertaking, property or securities;

1.1.37 "**Material Adverse Change**" means any change in the financial condition, operations, assets, liabilities, or business of Ariane and its Subsidiaries, considered as a whole, which is materially adverse to the business of Ariane and its Subsidiaries, considered as a whole; other than a change:

(i) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Cambior or its representatives by Ariane or its representatives prior to the date of this Agreement or (y) the Disclosed Information;

(ii) resulting from conditions affecting the mining and exploration industry as a whole; or

(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

1.1.38 "**Material Adverse Effect**" means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Ariane and its Subsidiaries, considered as a whole; provided, however, that a Material Adverse Effect shall not include an adverse effect resulting from a change:

(i) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Cambior or its representatives by Ariane or its representatives prior to the date of this Agreement or (y) the Disclosed Information;

(ii) resulting from conditions affecting the mining and exploration industry as a whole; or

(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

1.1.39 "**material fact**" has the meaning ascribed thereto in the *Securities Act* (Ontario) as the same has been and may hereafter from time to time be modified;

1.1.40 "**Meeting Date**" means the date on which the Ariane Meeting occurs;

1.1.41 "**Permit**" means an exploration permit (*Permis exclusif de recherches*, commonly known as "PER") granted by the French Government Authorities which confers upon its holder the exclusive right to perform exploration works (including trenches and bulk sampling) and which requires such holder to incur work expenditures in accordance with the work program previously filed in support of the Permit application;

1.1.42 "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Authority, syndicate or other entity, whether or not having legal status;

1.1.43 "**Personnel Obligations**" means any obligations or liabilities of Ariane or any of its Subsidiaries to pay any amount to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Personnel Obligations shall include the obligations of Ariane or any of its Subsidiaries to directors, officers, employees and consultants:

(i) for payments on or in connection with any change in control of Ariane pursuant to any change in control agreements, policies or arrangements, including the payments specified herein; and

(ii) for special incentive bonus payments and commitments as previously disclosed in writing to Cambior in the Disclosed Information;

1.1.44 "**Regulatory Approval**" means any approval, consent, waiver, permit, order or exemption from any Government Authority having jurisdiction or authority over any party or the Subsidiary of any party which is required or advisable to be obtained in order to permit the Amalgamation to be effected including, for greater certainty, the approval by the French Government Authorities of Ariane's change of control, and "**Regulatory Approvals**" means all such approvals, consents, waivers, permits, orders or exemptions;

1.1.45 "**Securities Authorities**" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof;

1.1.46 "**Special Resolution**" means the special resolution to be adopted by the Ariane Shareholders at the Ariane Meeting approving the Amalgamation as required by the Act;

1.1.47 "**Stock Option Plan**" means the 2002 Stock Option Plan of Ariane, as amended;

1.1.48 "**Subsidiary**" has the meaning ascribed thereto in the Act; and

1.1.49 "**Superior Proposal**" has the meaning given to such term in Section 6.4 hereof.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

In the absence of a specific designation of any currency any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement to Articles and Sections refer to Articles and Sections of and to this Agreement in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

1.7 Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Québec for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Québec and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

ARTICLE 2
THE AMALGAMATION

2.1 Amalgamation

As soon as reasonably practicable after the date hereof, and subject to the terms and conditions of this Agreement, or at such other time as is specifically indicated below in this Section 2.1, each party shall take the following steps indicated for it:

2.1.1 Ariane and Cambior Subco hereby agree to amalgamate by way of statutory amalgamation under the Act on the terms and subject to the conditions contained in this Agreement and the Amalgamation Agreement and Cambior hereby covenants and agrees to issue the Cambior Shares required to be issued in connection with the Amalgamation.

2.1.2 Ariane shall call and convene the Ariane Meeting for the purpose of considering the Amalgamation and the Special Resolution.

2.1.3 Under the Amalgamation, the Articles of Amalgamation will be filed and pursuant to which:

2.1.3.1 Ariane and Cambior Subco will amalgamate and continue as Amalco;

2.1.3.2 each Ariane Share (other than those held by Cambior Subco and by dissenting shareholders, if any) will be converted into 0.3436 of a Cambior Share (such conversion ratio being the "Exchange Ratio");

2.1.3.3 the Cambior Subco Common Shares will be cancelled and replaced by Amalco Common Shares on the basis of one Amalco Common Share for each Cambior Subco Common Share;

2.1.3.4 as consideration for the issuance of the Cambior Common Shares to effect the Amalgamation, Amalco will issue to Cambior one Amalco Common Share for each Cambior Common Share so issued;

2.1.3.5 all of the property and assets of each of Cambior Subco and Ariane will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Cambior Subco and Ariane; and

2.1.3.6 Amalco will be a wholly-owned subsidiary of Cambior.

2.1.4 As soon as practicable after the Effective Date according to normal commercial practice, Cambior shall issue certificates representing the appropriate number of Cambior Shares to the former Ariane Shareholders. No fractional Cambior Shares will be delivered to any Ariane Shareholder otherwise entitled thereto. Instead, such Ariane Shareholders will receive a cash payment equal to their proportionate share of the proceeds (after deducting fees and expenses) received by CIBC Mellon Trust Company ("CIBC Mellon") on the sale of the Cambior Shares representing the accumulation of all fractional interests in Cambior Shares that would otherwise be issuable to Ariane Shareholders, other than dissenting Ariane Shareholders, in connection with the Amalgamation. CIBC Mellon will make arrangements to sell such Cambior Shares on the Toronto Stock Exchange on behalf of those Ariane Shareholders as soon as possible after the Effective Date.

2.1.5 Following the approval of the Amalgamation by the Ariane Shareholders, the parties shall take any other action and do anything, including the execution of any other agreements, documents or instruments, that are necessary or useful to give effect to the Amalgamation.

2.2 <u>Implementation Covenants</u>

2.2.1 <u>Ariane Information Circular</u>

Cambior and Ariane shall use commercially reasonable efforts to prepare the Information Circular together with any other documents required by applicable securities and corporate Laws in connection with the Amalgamation, and Ariane shall cause the Information Circular and other documentation required in connection with the Ariane Meeting to be sent to each Ariane Shareholder (and other Person) and filed as required by applicable Laws as soon as reasonably practicable, provided that the Information Circular and other documentation required in connection with the Amalgamation shall be sent only with Cambior's prior written consent (such consent not to be unreasonably withheld).

2.2.2 Securities and Corporate Compliance

2.2.2.1 Cambior shall use all commercially reasonable efforts to obtain all orders required from the applicable Securities Authorities to permit the issuance and first resale of the Cambior Shares to be issued pursuant to the Amalgamation without the qualification with, or approval of, or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Government Authority or regulatory authority under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Cambior for purposes of Canadian provincial or territorial securities Laws).

2.2.2.2 Ariane shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 ("NI 54-101") in relation to the Ariane Meeting and, without limiting the generality of the foregoing, shall, in consultation with Cambior, and if reasonably requested by Cambior, use all commercially reasonable efforts to abridge the timing requirements of subsections 2.2(1) and/or 2.5(1) of NI 54-101 contemplated by Section 2.20 of NI 54-101.

2.2.2.3 Cambior shall take all steps necessary to have all the Cambior Shares issuable pursuant to the Amalgamation conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange.

2.2.3 Preparation of Filings

2.2.3.1 Cambior and Ariane shall cooperate in:

2.2.3.1.1 the preparation of any application for the orders and the preparation of any other documents reasonably deemed by Cambior or Ariane to be necessary to discharge their respective obligations under applicable Laws in connection with the Amalgamation and all other matters contemplated by this Agreement; and

2.2.3.1.2 the taking of all such action as may be required under applicable Laws in connection with the Amalgamation and all other matters contemplated by this Agreement.

2.2.3.2 Each of Cambior and Ariane shall furnish to the other all such information concerning it and its shareholders as may be required to effect the actions described in this ARTICLE 2, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Amalgamation will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

2.2.3.3 Cambior and Ariane shall each promptly notify the other if at any time before the Effective Date it becomes aware that the Information Circular or an application for any order referred to in Section 2.2.3.1.1 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Information Circular or such application. In any such event, Cambior and Ariane shall cooperate in the preparation of a supplement or amendment to the Information Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Ariane Shareholders and/or filed with the Securities Authorities.

2.2.3.4 Ariane shall ensure that the Information Circular complies with all applicable securities and corporate Laws and, without limiting the generality of the foregoing, that the Information Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Cambior). Without limiting the generality of the foregoing, Ariane shall ensure that the Information Circular provides Ariane Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Ariane Meeting.

2.2.4 Amalgamation Agreement, etc.

Cambior, Cambior Subco and Ariane hereby acknowledge that the Amalgamation Agreement required to be entered into pursuant to Section 182 of the Act shall be substantially in the form attached as Schedule 1.1.7. Ariane shall, subject to and following the adoption of the Special Resolution, deliver to Cambior the duly executed Articles of Amalgamation and related documents which will be filed by Cambior with the Director.

2.3 Certain Cambior Acknowledgements and Agreements

2.3.1 Cambior acknowledges that the Stock Option Plan is in place and that 18 persons hold Ariane Options to purchase an aggregate of 3,463,500 Ariane Shares at exercise prices ranging from $0.59 to $0.94 per Ariane Share under stock option agreements entered into in accordance with the Stock Option Plan. Cambior acknowledges and agrees that in accordance with the terms of the Stock Option Plan, such Ariane Options will, after the Amalgamation, be exercisable for that number of whole Cambior Shares equal to the number of Ariane Shares issuable under each such Ariane Stock Option multiplied by the Exchange Ratio, rounded down to the nearest whole number of Cambior Shares, at a per Cambior Share exercise price equal to the exercise price at which such Ariane Stock Option was exercisable immediately prior to the Amalgamation divided by the Exchange Ratio, rounded up to the nearest whole cent. Cambior further acknowledges that in accordance with Section 2.7 of the Stock Option Plan, Ariane's board of directors will resolve that regardless of any Termination (as defined in the Stock Option Plan) the expiry dates of all of the Ariane Options currently outstanding under the Stock Option Plan will not be accelerated and will remain as set out in each stock option agreement.

2.3.2 Cambior acknowledges and agrees to the issuance by Ariane, prior to the Amalgamation, of the Ariane Options issuable in connection with accelerated bonus payments to Mr. James A. Crombie and Mr. Francois Viens payable under their employment agreements all in accordance with the terms of agreements among each of Mr. Crombie and Mr. Viens with Ariane and Cambior dated as of the date of this Agreement.

ARTICLE 3
PUBLICITY

So long as this Agreement is in effect, each of Cambior, Cambior Subco and Ariane shall advise, consult and cooperate with each other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any press release or other written public or private statement to the press with respect to this Agreement and the transactions contemplated hereby from the date hereof until the Effective Date. Cambior, Cambior Subco and Ariane shall not issue any such press release or make any such written public or private statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable efforts to consult with the other party taking into account the time constraints to which it is subject as a result of such Law or obligation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Ariane

Ariane hereby represents and warrants (and, as applicable, covenants) to Cambior as follows and acknowledges that Cambior is relying upon the material aspects of these representations and warranties in connection with the entering into of this Agreement:

4.1.1 Organization and Qualification

Each of Ariane and its Subsidiaries is a corporation or company duly incorporated and organized and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to own its properties and carry on its business as now owned and being conducted. Each of Ariane and its Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

4.1.2 Authority Relative to this Agreement

Ariane has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Ariane's board of directors, and other than the Ariane Meeting, no other corporate proceedings on the part of Ariane are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Ariane and constitutes a valid and legally binding obligation of Ariane enforceable against Ariane in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity.

4.1.3 No Violations

4.1.3.1 Except as set forth in the Disclosed Information, neither the execution and delivery of this Agreement by Ariane, the consummation by it of the transactions contemplated hereby nor compliance by Ariane with any of the provisions hereof will:

4.1.3.1.1 violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Ariane or any of its Subsidiaries under, any of the terms, conditions or provisions of (x) the Ariane Governing Documents or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Ariane or any of its Subsidiaries is a party or to which Ariane or any of its Subsidiaries, or any of their respective properties or assets, may be subject or by which Ariane or any of its Subsidiaries is bound (except, in the case of each of clauses (x) and (y) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect);

4.1.3.1.2 subject to compliance with the statutes and regulations referred to in Section 4.1.3.2 hereof, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Ariane or any of its Subsidiaries; or

4.1.3.1.3 cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect.

4.1.3.2 Other than pursuant to or in compliance with the provisions of corporate Laws, securities Laws, the rules of the Toronto Stock Exchange and any pre-merger notification provisions in applicable statutes, and except for filings or registrations which, if not made, or for authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Ariane to consummate the business combination transaction contemplated hereby, no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Ariane in connection with the making or the consummation of the transactions contemplated in this Agreement.

4.1.4 <u>Capitalization</u>

4.1.4.1 As of the date hereof, the authorized share capital of Ariane consists of an unlimited number of Ariane Shares and an unlimited number of first preference shares. As of the date hereof, 44,120,111 Ariane Shares in the capital of Ariane are issued and outstanding and no first preference shares are issued and outstanding. As of the date hereof, an aggregate of 18 persons hold Ariane Options to purchase an aggregate of 3,463,500 Ariane Shares at prices ranging from $0.59 to $0.94 per Share. Except as set forth above in this Section 4.1.4, the executive employment agreements (copies of which have been provided to Cambior) and except as may otherwise be agreed in writing by Ariane and Cambior, there are no stock options, warrants or other rights (including convertible or exchangeable securities), agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Ariane of any shares in the capital of

Ariane (including the outstanding Ariane Shares) or any securities convertible into or exchangeable or exercisable for or otherwise evidencing a right to acquire, any shares in the capital of Ariane (including Ariane Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangement or commitments based upon the book value, income or other attribute of Ariane. All outstanding Ariane Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all authorized but unissued Ariane Shares issuable upon exercise of Ariane Options in accordance with the terms of issuance thereof will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

4.1.4.2 Ariane is the sole shareholder of Ariane Holdings (Barbados) Inc., which is the sole shareholder of CBJ-France S.A.R.L. ("CBJ") which, in turn, is the sole shareholder of Asarco Guyane Française S.A.R.L. ("AGF"). The AGF shares are subject to an escrow agreement and they will be released to CBJ once CBJ has paid the acquisition price of the AGF shares in full.

4.1.5 Title to Permits

The following Subsidiaries of Ariane hold the following Permits or, as applicable, interests in and to such Permits:

4.1.5.1 AGF is the registered and beneficial holder of the Camp Caïman, Trésor and Patawa Permits, free and clear of any lien, encumbrance, security interest and right of others; all three (3) Permits are expiring on July 31, 2004 and an application for a mining concession as regards an area covering the major part of the Camp Caïman Permit and a portion of the Trésor Permit was filed and is currently under review with the relevant Government Authorities.

4.1.5.2 CBJ is the registered and beneficial holder of the Tortue Permit, free and clear of any lien, encumbrance, security interest and right of others; such Permit is expiring on December 31, 2003 and a renewal application was filed on August 21, 2003 and is currently under review with the relevant Government Authorities.

4.1.5.3 CBJ is a party to an option and joint venture agreement (the "SMBG Agreement") dated April 14, 2000, as amended on February 6, 2002, with Société des Mines du Bourneix en Guyane ("SMBG") whereby CBJ is entitled to earn an undivided 75% interest in and to the following Permits:

4.1.5.3.1 SMBG is the registered and beneficial holder of the Maripa Sud-Est and Crique Veoux Permits, free and clear of any lien, encumbrance, security interest and right of others, save and except (i) for CBJ's right under the SMBG Agreement and (ii) for an application by a third party to be granted an authorization to exploit alluvials on a small-scale basis and on a one km^2 surface area; both Permits are expiring on January 31, 2004 and renewal applications were filed on September 29, 2003 and are currently under review with the relevant Government Authorities;

4.1.5.3.2 SMBG filed applications to renew the Maripa, Guadeloupe and Changement Permits which expired in 2001; renewal applications have been pending since such time. SMBG had held such Permits free and clear of any lien, encumbrance, security interest and right of others, save and except (i) for CBJ's right under the SMBG Agreement and (ii) as regards Maripa and Changement, for a 1% NSR royalty and contractual rights to exploit alluvials in favour of Société Parmines Amazonie S.A. ("Pamaz"); and

4.1.5.3.3 CBJ filed applications for Permits known as Sainte-Marie and Orapu in July 2002, which applications are currently under review with the relevant Government Authorities. Once granted, the Sainte-Marie Permit will be subject to Pamaz' contractual rights described in 4.1.5.3.2. For greater certainty, although these two permits, if and when granted, will be in CBJ's name, they will remain subject to the SMBG Agreement.

In respect of the Permits described above in 4.1.5.1, 4.1.5.2 and 4.1.5.3, as of the date hereof:

4.1.5.4 Each of AGF, CBJ and, to the best of Ariane's knowledge, SMBG is complying with the terms and conditions of the Permits held by them respectively.

4.1.5.5 Each of AGF, CBJ and, to the best of Ariane's knowledge, SMBG holds, through valid agreements with the *Office National des Forêts* ("ONF"), the surface rights necessary to allow it to exercise its rights and perform its activities within the area covered by the Permits held by them respectively; all such agreements with the ONF are in full force and effect and each of AGF, CBJ and, to the best of Ariane's knowledge, SMBG is complying with the terms and conditions thereof.

4.1.5.6 The agreement between CBJ and SMBG described in 4.1.5.3 is valid and enforceable as per its terms, remains in full force and effect with CBJ complying with its terms and conditions, and CBJ has not received any notice of default thereunder.

4.1.5.7 AGF, CBJ and, to the best of Ariane's knowledge, SMBG have not performed any act to alienate or encumber their respective Permits, or their rights thereto, nor have they omitted to perform any act that would be required to be performed by any of them to keep the Permits or, as applicable, the applications therefor, in good standing.

4.1.5.8 AGF, CBJ and, to the best of Ariane's knowledge, SMBG have not received any communication or indication, whether in writing or otherwise, that their respective applications for the granting or, as applicable, renewal of the Permits held by them, were incomplete or not complying with any applicable rules and guidelines, or were likely to be refused by the Government Authorities.

4.1.6 No Material Adverse Change

Except as set forth in the Disclosed Information or as publicly disclosed by Ariane since December 31, 2002 through to the date hereof, Ariane has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not been any Material Adverse Change.

4.1.7 No Undisclosed Material Liabilities

Except:

4.1.7.1 as set forth in the Disclosed Information or as disclosed or reflected in the audited consolidated financial statements of Ariane as at and for the year ended December 31, 2002 and the unaudited interim consolidated financial statements of Ariane as at and for the quarter ended June 30, 2003, previously delivered to Cambior as part of the Disclosed Information; and

4.1.7.2 for liabilities and obligations:

4.1.7.2.1 incurred in the ordinary course of business and consistent with past practice; or

4.1.7.2.2 pursuant to the terms of this Agreement;

Ariane, together with its Subsidiaries, taken as a whole, has not incurred any liabilities of any nature, whether accrued, contingent or otherwise that have constituted or would be reasonably likely to constitute a Material Adverse Change.

4.1.8 Personnel Obligations

There are no Personnel Obligations other than as set forth in the Disclosed Information.

4.1.9 Securities Matters and Reports

Ariane has heretofore made available to Cambior true and complete copies of Ariane's Annual Information Form dated May 1, 2003, Annual Report for the year ended December 31, 2002 and Management Information Circular dated May 9, 2003 (collectively, the "Public Documents"). As of their respective dates, the Public Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with securities Laws. The audited financial statements and unaudited interim financial statements of Ariane publicly issued by Ariane, previously delivered to Cambior, or included or incorporated by reference in such form, statements, prospectuses and other offering documents were prepared in accordance with GAAP and fairly present the financial position, results of operations and changes in financial position of Ariane as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

4.1.10 Compliance with Law

Ariane and its Subsidiaries have complied with and are in compliance with all Laws and regulations applicable to the operation of their respective businesses, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect or would materially affect the ability of Ariane to consummate the transactions contemplated hereby.

4.1.11 Books and Records

The corporate records and minute books of Ariane and its Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

4.1.12 Litigation, etc.

Except as disclosed in the Disclosed Information prior to the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Ariane, threatened against Ariane or any of its Subsidiaries before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgment against or liability of Ariane or any of its Subsidiaries or other person which, if successful, would have a Material Adverse Effect, or materially adversely affect the ability of Ariane to perform its obligations hereunder.

4.1.13 Environmental

Except as set forth in the Disclosed Information:

4.1.13.1 Ariane is not aware of and neither it nor any of its Subsidiaries has received:

4.1.13.1.1 any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

4.1.13.1.2 any demand or notice with respect to the material breach of any environmental, health or safety Law applicable to Ariane or any of its Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

4.1.13.2 Ariane and its Subsidiaries have not received notice of and are not aware of any material environmental liabilities related to their respective assets;

4.1.13.3 all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the current ownership, operation, development, maintenance, or use of any of the assets have been obtained and maintained in effect; and

4.1.13.4 Ariane and its Subsidiaries, their respective assets and the current ownership, operation, development, maintenance and use thereof are in material compliance with all environmental Laws and with all terms and conditions of all Environmental Permits.

For purposes of this Section 4.1.13, Ariane provides each of the representations and warranties to its knowledge, without inquiry, with respect to those operations and assets which it does not operate.

4.1.14 Exploration Permits

All documentation that has been filed with, or otherwise transmitted to, and all steps that have been taken *vis-à-vis* all relevant Government Authorities of France, by Ariane or its Subsidiaries, as the case may be, in connection with the Camp Caïman and Trésor Permits and its application for a mining concession covering a portion of such Permits, have been performed in full compliance with all applicable Laws including, without limitation, the Charter of the *Parc Naturel Régional de Guyane.*

4.1.15 Material Agreements

There are no agreements, permits, licenses, approvals, certificates, rights and authorizations, material to the conduct of Ariane's business except as disclosed in the Disclosed Information. Unless otherwise disclosed in the Disclosed Information all such agreements, permits, licenses, approvals, certificates, rights and authorizations are valid and subsisting, in accordance with their respective terms and except as disclosed in the Disclosed Information or as otherwise disclosed in writing to Cambior, Ariane is not in material default under any of such agreements, permits, licenses, approvals, certificates, rights or authorizations. Except as disclosed in the Disclosed Information or as otherwise disclosed in writing to Cambior, Ariane is not a party to any agreement or other writing that would require any payment or the obtaining of a consent in connection with a change of control of Ariane.

4.2 Representations and Warranties of Cambior and Cambior Subco

Each of Cambior and Cambior Subco hereby represents and warrants to Ariane as follows and acknowledges that Ariane is relying upon these representations and warranties in connection with the entering into of this Agreement:

4.2.1 Organization and Qualification

Each of Cambior and its Subsidiaries is a corporation or company duly incorporated and organized and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to own its properties and carry on its business as now owned and being conducted. Each of Cambior and its Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Cambior Material Adverse Effect.

4.2.2 Authority Relative to this Agreement

Each of Cambior and Cambior Subco has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of Cambior and Cambior Subco of the transactions contemplated hereby have been duly authorized by the boards of directors of each of Cambior and Cambior Subco, respectively, and no other corporate proceedings on the part of Cambior or Cambior Subco are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Cambior and Cambior Subco and constitutes a valid and legally binding obligation of each of Cambior and Cambior Subco enforceable against Cambior and Cambior Subco in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity.

4.2.3 No Violations

4.2.3.1 Neither the execution and delivery of this Agreement by Cambior and Cambior Subco, the consummation by them of the transactions contemplated hereby nor compliance by them with any of the provisions hereof will:

4.2.3.1.1 violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Cambior or any of its Subsidiaries under any of the terms, conditions or provisions of (x) the charter or by-laws of Cambior or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien or contract or other instrument or obligation to which Cambior or any of its Subsidiaries is a party or to which any of them, or any of their properties or assets, may be subject or by which Cambior or any of its Subsidiaries is bound (except, in the case of each of clauses (x) and (y) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Cambior Material Adverse Effect or on the ability of Cambior to consummate the transactions contemplated hereby);

4.2.3.1.2 subject to compliance with the statutes and regulations referred to in Section 4.2.3.2, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Cambior or any of its Subsidiaries; or

4.2.3.1.3 cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Cambior Material Adverse Effect.

4.2.3.2 Other than pursuant to or in compliance with the provisions of corporate Laws, securities Laws, the rules of the Toronto Stock Exchange, the rules of the American Stock Exchange and any pre-merger notification provisions in applicable statutes, and except for filings or registrations which, if not made, or for authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Cambior to consummate the business combination transaction contemplated hereby, no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Cambior in connection with the making or the consummation of the transactions contemplated in this Agreement.

4.2.4 <u>Capitalization</u>

As of the date hereof, the authorized share capital of Cambior consists of an unlimited number of Cambior Shares and an unlimited number of Class I and Class II preferred shares. As of the date hereof, 212,126,588 Cambior Shares in the capital of Cambior are issued and outstanding and no Class I or Class II preferred shares are issued and outstanding. As of the date hereof, an aggregate of 96 persons hold options to purchase an aggregate of 6,360,400 Cambior Shares. As of the close of business on October 22, 2003, Cambior has 150,000 non-listed common share purchase warrants, 13,537,814 Series B common share purchase warrants and 20,000,000 Series C common share purchase warrants (the Series B and C warrants are listed and trade on the Toronto Stock Exchange) to acquire in the aggregate 33,687,814 Cambior Shares at an exercise price of $0.56, $3.00 and $3.75, respectively. Except as set forth above in this Section 4.2.4, there are no stock options, warrants or other rights (including convertible or exchangeable securities), agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Cambior of any shares in the capital of Cambior or any securities convertible into or exchangeable or exercisable for or otherwise evidencing a right to acquire, any shares in the capital of Cambior, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangement or commitments based upon the book value, income or other attribute of Cambior.

4.2.5 No Material Adverse Change

Except as publicly disclosed by Cambior since December 31, 2002 through to the date hereof, Cambior has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not been any Cambior Material Adverse Change.

4.2.6 Securities Matters and Reports

Cambior has heretofore made available to Ariane true and complete copies of Cambior's (i) Annual Information Form dated May 20, 2003, (ii) Annual Report for the year ended December 31, 2002, (iii) Management Information Circular dated April 4, 2003 and (iv) Prospectus dated August 5, 2003 (collectively, the "Cambior Public Documents"). As of their respective dates, the Cambior Public Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with securities Laws. The audited financial statements and unaudited interim financial statements of Cambior publicly issued by Cambior, previously delivered to Ariane, or included or incorporated by reference in such form, statements, prospectuses and other offering documents were prepared in accordance with GAAP and fairly represent the financial position, results of operations and changes in financial position of Cambior as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

4.2.7 Cambior Shares

Cambior has reserved a sufficient number of Cambior Shares for issuance upon the completion of the Amalgamation. The Cambior Shares to be issued in connection with the Amalgamation will be duly and validly issued by Cambior on their respective dates of issue as fully paid and non-assessable securities.

4.2.8 Compliance with Laws

Cambior and its Subsidiaries have complied with and are in compliance with all Laws and regulations applicable to the operation of their respective businesses, except where such non-compliance would not, considered individually or in the aggregate, have a Cambior Material Adverse Effect or would materially affect the ability of Cambior to consummate the transactions contemplated hereby.

4.2.9 Litigation, etc.

Except as disclosed publicly or in writing by Cambior to Ariane prior to the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Cambior, threatened against Cambior or any of its Subsidiaries before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgment against or liability of Cambior or any of its Subsidiaries or other person, which, if successful, would have a Cambior Material Adverse Effect, or materially adversely affect the ability of Cambior to perform its obligations hereunder.

4.2.10 Environmental

Except as disclosed publicly or in writing by Cambior to Ariane:

4.2.10.1 Cambior is not aware of and neither it nor any of its Subsidiaries has received:

4.2.10.1.1 any order or directive which relates to environmental matters or which requires any material work, repairs, construction, or capital expenditures; or

4.2.10.1.2 any demand or notice with respect to the material breach of any environmental, health or safety Law applicable to Cambior or any its Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

4.2.10.2 Cambior and its Subsidiaries have not received notice of and are not aware of any material environmental liabilities related to their respective assets;

4.2.10.3 all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the ownership, operation, development, maintenance, or use of any of the assets have been obtained and maintained in effect; and

4.2.10.4 Cambior and its Subsidiaries, their respective assets and ownership, operation, development, maintenance and use thereof are in material compliance with all environmental Laws and with all terms and conditions of all Environmental Permits.

For purposes of this section, Cambior provides each of the representations and warranties to its knowledge, without inquiry, with respect to those operations and assets which it does not operate.

4.3 Survival

For greater certainty, the representations and warranties of each of Cambior, Cambior Subco and Ariane contained herein shall survive the execution and delivery of this Agreement and shall terminate and be extinguished on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 5
CONDUCT OF BUSINESS

5.1 Conduct of Business by Ariane

Except as required by Law or is otherwise expressly permitted or specifically contemplated by this Agreement, Ariane covenants and agrees that, during the period from the date of this Agreement until the earlier of either the Effective Time or the time that this Agreement is terminated by its terms, unless Cambior shall otherwise agree in writing:

5.1.1 Ariane shall, and shall cause its Subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business and consistent with past practice, and Ariane shall and shall cause its Subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships.

5.1.2 Ariane shall not directly or indirectly do or permit to occur any of the following:

5.1.2.1 amend the Ariane Governing Documents;

5.1.2.2 declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any Person other than the inter-corporate loans and advances;

5.1.2.3 issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Ariane, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Ariane Shares, other than common shares issuable pursuant to the terms of the Ariane Options;

5.1.2.4 redeem, purchase or otherwise acquire any of its outstanding shares or other securities including, without limitation, under an issuer bid;

5.1.2.5 split, combine or reclassify any of its shares;

5.1.2.6 adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Ariane or any of its Subsidiaries;

5.1.2.7 reduce its stated capital; or

5.1.2.8 enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above.

5.1.3 Ariane and its Subsidiaries shall not, other than in the ordinary course of business and consistent with past practice, or as required or contemplated by this Agreement, without prior consultation with and the consent of Cambior, directly or indirectly do any of the following:

5.1.3.1 sell, pledge, dispose of or encumber any assets;

5.1.3.2 acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer;

5.1.3.3 acquire any material assets;

5.1.3.4 incur any indebtedness for borrowed money other than pursuant to existing facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than the Personnel Obligations and fees payable to legal and accounting advisors in the ordinary course and fees payable to legal, accounting, engineering and financial advisors in connection with the matters and transactions contemplated by this Agreement;

5.1.3.5 authorize, recommend or propose any release or relinquishment of any material contractual right;

5.1.3.6 waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document;

5.1.3.7 enter into or terminate any hedges, swaps or other similar financial instruments or transactions;

5.1.3.8 enter into any agreements with directors or officers of Ariane or their respective Affiliates; or

5.1.3.9 authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing.

5.1.4 From the date hereof, Ariane will not without prior consultation with and the consent of Cambior enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (i) ordinary course expenditures, (ii) expenditures required by Law, (iii) expenditures made in connection with transactions contemplated in this Agreement, and (iv) capital expenditures required to prevent the occurrence of a Material Adverse Effect.

5.1.5 Notwithstanding, for greater certainty, Section 5.1.3, in no case shall Ariane or any of its Subsidiaries create any new Personnel Obligations and, except for payment of the existing Personnel Obligations (from which Ariane shall make appropriate withholdings as required by applicable tax Laws), neither Ariane nor any of its Subsidiaries shall grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay arising from the Amalgamation or a change of control of Ariane or the entering into of any employment agreement with, any senior officer or director, or with respect to any increase of benefits payable under its current severance or termination pay policies.

5.1.6 Neither Ariane nor any of its Subsidiaries shall hire any additional employee or retain the services of any additional advisor or consultant without having obtained Cambior's prior written consent.

5.1.7 Neither Ariane nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the Law or with respect to existing provisions of any such plans, programs, arrangements or agreements without the consent of Cambior.

5.2 Conduct of Business by Cambior

Except as required by Law or is otherwise expressly permitted or specifically contemplated by this Agreement, each of Cambior and Cambior Subco covenants and agrees that, during the period from the date of this Agreement until the earlier of either the Effective

Time or the time that this Agreement is terminated by its terms, unless Ariane shall otherwise agree in writing:

5.2.1 Cambior shall, and shall cause its Subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business and consistent with past practice, and Cambior shall and shall cause its Subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships.

5.2.2 Cambior shall not directly or indirectly do or permit to occur any of the following:

5.2.2.1 amend the Cambior Governing Documents;

5.2.2.2 declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any Person other than the inter-corporate loans and advances;

5.2.2.3 issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Cambior, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Cambior, Shares other than common shares issuable pursuant to the terms of the share purchase options granted under Cambior's long term incentive plan and being outstanding and unexercised on the date hereof, and the terms of the common share purchase warrants referred to in Section 4.2.4;

5.2.2.4 redeem, purchase or otherwise acquire any of its outstanding shares or other securities including, without limitation, under an issuer bid;

5.2.2.5 split, combine or reclassify any of its shares;

5.2.2.6 adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Cambior or any of its Subsidiaries;

5.2.2.7 reduce its stated capital; or

5.2.2.8 enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above.

5.3 <u>Integration of Operations</u>

From and after the mailing of the Information Circular, Cambior and its representatives will be permitted reasonable access to Ariane's management personnel and employees to permit Cambior to be in a position to expeditiously integrate the business and operations of Ariane with those of Cambior immediately upon but not prior to, the Effective Time, provided such reasonable access does not cause any unreasonable disruptions to Ariane's business or operations prior to the Effective Time.

ARTICLE 6
COVENANTS OF ARIANE

6.1 Recommendation of Amalgamation

The board of directors of Ariane shall recommend to the Ariane Shareholders the approval of the Special Resolution and shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Cambior such recommendation or take any action or make any statement in connection with the Ariane Meeting inconsistent with such recommendation; provided, however, that the board of directors of Ariane may withdraw, modify or change its recommendation or take any action or make any statement in connection with the Ariane Meeting inconsistent with such recommendation if, prior to the approval of the Amalgamation by the Ariane Shareholders, Ariane receives a Superior Proposal that was not solicited or encouraged in violation of Section 6.4 and the board of directors of Ariane determines in good faith that it is necessary for the board of directors of Ariane to take such action in order to discharge properly its fiduciary duties or to comply with applicable Laws, and the board of directors otherwise acts consistently with Section 6.4.

6.2 Representations and Warranties

Ariane covenants and agrees that from the date hereof until termination of this Agreement it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representation and warranties set out in Section 4.1 being untrue in any material respect.

6.3 Notice of Material Change

From the date hereof until the termination of this Agreement, Ariane shall promptly notify Cambior in writing of:

6.3.1 any material change (actual, anticipated, contemplated or, to the knowledge of Ariane or any of its Subsidiaries, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Ariane and its Subsidiaries, taken as whole;

6.3.2 any change in the facts relating to any representation or warranty set out in Section 4.1 hereof which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

6.3.3 any material fact which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Ariane shall in good faith discuss with Cambior any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Ariane or any of its Subsidiaries, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Cambior pursuant to this section.

6.4 No Solicitation

Ariane shall not, directly or indirectly, through any officer, director, employee, representative or agent of Ariane or any of its Subsidiaries, solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of a Competing Proposal; provided, however, that nothing contained in this Agreement shall prevent the board of directors of Ariane from considering, negotiating, accepting, approving, recommending to its shareholders or entering into an agreement, understanding or arrangement in respect of a *bona fide*, written Competing Proposal that is not solicited after the date hereof where the Person making such Competing Proposal or the making of the Competing Proposal is not in breach of any agreement between such Person and Ariane and (a) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of Ariane, acting in good faith, to be reasonably likely to be obtained and (b) in respect of which the board of directors of Ariane determines in good faith is, or would be, if consummated in accordance with its terms, reasonably expected to result in a transaction more favourable to its shareholders than the Amalgamation (any such Competing Proposal being referred to herein as a "Superior Proposal").

6.5 Other Covenants

Ariane covenants and agrees that it shall:

6.5.1 use all commercially reasonable efforts to consummate the Amalgamation, subject only to the terms and conditions hereof and thereof;

6.5.2 use all commercially reasonable efforts to obtain all appropriate Regulatory Approvals; and

6.5.3 not take any action or permit any of its Subsidiaries to take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever is first.

ARTICLE 7
COVENANTS OF CAMBIOR AND CAMBIOR SUBCO

7.1 Representations and Warranties

Each of Cambior and Cambior Subco covenants and agrees that, from the date hereof until termination of this Agreement, it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in Section 4.2 hereof being untrue in any material respect.

7.2 Notice of Material Change

From the date hereof until the termination of this Agreement, each of Cambior and Cambior Subco, as the case may be, shall promptly notify Ariane in writing of:

7.2.1 any material change (actual, anticipated, contemplated or, to the knowledge of Cambior or any of its Subsidiaries, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Cambior and its Subsidiaries, taken as whole;

7.2.2 any change in the facts relating to any representation or warranty set forth in Section 4.2 hereof which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

7.2.3 any material fact which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Each of Cambior or Cambior Subco, as the case may be, shall in good faith discuss with Ariane any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Cambior or any of its Subsidiaries, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Ariane pursuant to this section.

7.3 Indemnification of Directors and Officers; Insurance

For a period of 21 months ending on August 20, 2005, Cambior shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Ariane (provided, however, that Cambior may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Date.

7.4 Other Covenants

Each of Cambior and Cambior Subco covenants and agrees that it shall:

7.4.1 use all commercially reasonable efforts to consummate the Amalgamation, subject only to the terms and conditions hereof and thereof;

7.4.2 use all commercially reasonable efforts to obtain all appropriate Regulatory Approvals;

7.4.3 not take any action or permit any of its Subsidiaries to take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever is first;

7.4.4 not split, consolidate or reclassify any of the outstanding Cambior Shares, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding Cambior Shares, other than normal and customary dividends on Cambior Shares; and

7.4.5 not reorganize, amalgamate or merge Cambior with any other person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition or other transaction would reasonably be expected to prevent or materially delay the transactions contemplated hereby.

ARTICLE 8
MUTUAL COVENANTS

8.1 Other Filings

Cambior and Ariane shall, as promptly as practicable hereafter, prepare and file all filings required under any securities Laws, the rules of the Toronto Stock Exchange, the rules of the American Stock Exchange or any other applicable Laws relating to the transactions contemplated hereby.

8.2 Additional Agreements

Subject to the terms and conditions of this Agreement and subject to fiduciary obligations under applicable Laws, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

8.2.1 to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements (including, without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Ariane's operations);

8.2.2 to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

8.2.3 to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby;

8.2.4 to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities; and

8.2.5 to fulfill all conditions and satisfy all provisions of this Agreement.

For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

8.3 Cambior Access to Information

Notwithstanding the investigation of Ariane conducted by or on behalf of Cambior prior to the execution of this Agreement, Ariane shall give Cambior and its authorized agents reasonable ongoing access during the term of this Agreement, upon reasonable notice to Ariane, to all of Ariane's and its Subsidiaries' information, senior personnel, properties, books, records, agreements and commitments, as Cambior may reasonably require, on and subject to the terms set forth in the Confidentiality Agreement. In addition, Ariane shall co-operate with Cambior and any such authorized persons in their review and furnish such persons with all material information with respect to Ariane and its Subsidiaries and their ongoing operations and activities as Cambior or any person authorized by them may reasonably request, provided that Cambior shall designate the individual or individuals to co-ordinate such access and further provided that Cambior shall not unreasonably disrupt the normal business operations of Ariane or its Subsidiaries. Ariane's obligations under this Section are subject to any legally binding obligations of confidentiality in favour of any third party. The provisions of the Confidentiality Agreement shall continue to apply, mutatis mutandis, to all information so provided to Cambior.

ARTICLE 9
CONDITIONS

9.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Amalgamation and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of Cambior, Cambior Subco and Ariane:

9.1.1 the Special Resolution shall have been approved;

9.1.2 there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation or the other transactions contemplated by this Agreement;

9.1.3 this Agreement shall not have been terminated pursuant to ARTICLE 10;

9.1.4 the Cambior Shares issuable pursuant to the Amalgamation shall have been conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange, subject to the filing of required documentation; and

9.1.5 all Regulatory Approvals shall have been obtained.

If any of the above conditions shall not have been complied with or waived by the parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then a party may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the party terminating the Agreement. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by a party of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such defaulting party shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

9.2 Additional Conditions Precedent to the Obligations of Cambior and Cambior Subco

The obligations of Cambior and Cambior Subco to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Cambior and Cambior Subco and may be waived by Cambior and Cambior Subco and any one or more of which, if not satisfied or waived, will relieve Cambior and Cambior Subco of any obligation under this Agreement):

9.2.1 no Material Adverse Change with respect to Ariane shall have occurred between the date hereof and the Effective Date;

9.2.2 Ariane shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement, and all representations and warranties of Ariane contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching party has been given written notice by the other party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching party shall have had three days to cure such misrepresentation, breach or non-performance); the president of Ariane or another officer satisfactory to Cambior shall so certify immediately prior to the Effective Date, as well as certifying that Ariane meets the requirements set out in Section 185(2)(a) of the Act in respect of the Amalgamation;

9.2.3 the Ariane board shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Ariane to permit the consummation of the Amalgamation;

9.2.4 from the date of this Agreement until the date upon which the Ariane Shareholders approve the Amalgamation, the board of directors of Ariane shall not have withdrawn, modified or changed in a manner adverse to Cambior its recommendation to Ariane Shareholders to vote in favour of the Special Resolution;

9.2.5 Cambior's lenders shall have consented to the Amalgamation prior to the Effective Date;

9.2.6 Cambior shall be fully satisfied, acting reasonably, that all documentation that has been filed with, or otherwise transmitted to, and all steps that have been taken *vis-à-vis* all relevant Regulatory Authorities of France, by Ariane and its Subsidiaries in connection with its holding of the exploration permits known as Camp Caïman and Trésor and its application for a mining concession covering portions of such permits, have been performed in full compliance with all applicable Laws including, without limitation, the Charter of the *Parc Naturel Régional de Guyane*; and

9.2.7 Ariane Shareholders holding not more than 5% of the outstanding Ariane Shares shall have exercised their dissent rights in respect of the Amalgamation.

If any of the above conditions shall not have been complied with or waived by the parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in Section 9.2.2, Cambior and Cambior Subco may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Cambior or Cambior Subco. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Cambior or Cambior Subco of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such party shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

9.3 Additional Conditions Precedent to the Obligations of Ariane

The obligations of Ariane to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, to each of the following conditions precedent (each of which is for the exclusive benefit of Ariane and may be waived by Ariane and any one or more of which, if not satisfied or waived, will relieve Ariane of any obligation under this Agreement):

9.3.1 no Cambior Material Adverse Change shall have occurred between the date hereof and the Effective Date;

9.3.2 Cambior shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement, and all representations and warranties of Cambior contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching party has been given written notice by the other party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching party shall have had three days to cure such misrepresentation, breach or non-performance); the president of Cambior or another officer satisfactory to Ariane shall so certify immediately prior to the Effective Date, as well as certifying that Cambior Subco meets the requirements set out in Section 185(2)(a) of the Act in respect of the Amalgamation; and

9.3.3 the Cambior and Cambior Subco boards shall have adopted all necessary resolutions and Cambior Subco and all other necessary corporate actions shall have been taken by Cambior to permit the consummation of the Amalgamation.

If any of the above conditions shall not have been complied with or waived by the parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in Section 9.3.2, Ariane may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Ariane. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Ariane of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, Ariane shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

ARTICLE 10
TERMINATION AND AMENDMENT

10.1 Termination

This Agreement may be terminated by written notice promptly given to the other party hereto, at any time prior to the Effective Date:

10.1.1 by mutual agreement in writing by Cambior and Ariane;

10.1.2 by Cambior if (i) the Information Circular is not mailed to Ariane Shareholders by November 15, 2003 or (ii) the Effective Date has not occurred by the Completion Deadline;

10.1.3 as set forth in Sections 9.1, 9.2 and 9.3 of this Agreement; or

10.1.4 by Ariane or Cambior, if Ariane's board of directors has received and, in good faith, recommended acceptance of a Superior Proposal.

10.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 10.1 hereof, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Cambior or Ariane hereunder except as set forth in Section 10.3 hereof and this Section 10.2, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any party from liability for any breach of this Agreement.

10.3 Termination Fee, Expenses

10.3.1 Provided that Cambior is not in breach of its material obligations, covenants and agreements under this Agreement, Ariane agrees that if:

10.3.1.1 Cambior terminates this Agreement under Section 10.1.3 due to the breach by Ariane of its obligations under Section 2.2.1 or Section 6.1;

10.3.1.2 Cambior terminates this Agreement under Section 10.1.4; or

10.3.1.3 a Superior Proposal is publicly announced prior to the Effective Date and is successfully completed within six months of the Effective Date;

Ariane shall pay to Cambior an amount equal to $2,200,000 (the "Termination Fee"), payable (x) within five Business Days following a termination referred to in either Section 10.3.1.1 or Section 10.3.1.2 of this Section 10.3, or (y) within five Business Days of the successful completion of the Superior Proposal referred to in Section 10.3.1.3 of this Section 10.3.

10.3.2 Provided that Cambior is not in breach of its material obligations, covenants and agreements under this Agreement, Ariane agrees that if:

10.3.2.1 Cambior terminates this Agreement under either Section 9.2.1 or Section 9.2.2; or

10.3.2.2 the Special Resolution is not approved;

Ariane shall reimburse Cambior's reasonable out-of-pocket expenses (including, without limitation, reasonable legal counsel fees and disbursements), provided, however, for greater certainty, that no such reimbursement shall be payable if a Termination Fee is payable under sub-section 10.3.1.

10.4 Amendment

This Agreement may, at any time on or before the Effective Date be amended by mutual agreement between the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto.

10.5 Waiver

Cambior, on the one hand, and Ariane, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein or (iii) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 11
GENERAL

11.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a) if to Cambior:

CAMBIOR INC.
1111 Saint-Charles Street West
East Tower, Suite 750
Longueuil, Québec J4K 5G4

Attention: Marc Dagenais, Vice-President, Legal Affairs
Facsimile: (450) 677-3382

with a copy to:

McCARTHY TÉTRAULT LLP
Le Windsor
1170 Peel Street
Montreal, Québec H3B 4S8

Attention: Benjamin H. Silver
Facsimile: (514) 875-6246

(b) if to Ariane:

ARIANE GOLD CORP.
1111 Saint-Charles Street West
East Tower, Suite 758
Longueuil, Québec J4K 5G4

Attention: James Crombie, President and Chief Executive Officer
Facsimile: (450) 677-2601

with a copy to:

STIKEMAN ELLIOTT LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Jay C. Kellerman
Facsimile: (416) 947-0866

11.2 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.

11.3 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.4 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.5 Counterpart Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

11.6 Investigation by Parties

No investigations made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party in or pursuant to this Agreement.

IN WITNESS WHEREOF, Cambior and Ariane have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CAMBIOR INC.

Per: (Signed) "Louis Gignac"

Name: Louis Gignac

Title: President & CEO

ARIANE GOLD CORP.

Per: (Signed) "J.A. Crombie"

Name: J.A. Crombie

Title: President & CEO

4197542 CANADA INC.

Per: (Signed) "Marc Dagenais"

Name: Marc Dagenais

Title: Director

SCHEDULE 1.1.7

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the ● day of ●, 2003,

BETWEEN:

CAMBIOR INC., a company incorporated under the laws of the Province of Québec,

(hereinafter called "**Cambior**")

- and -

4197542 CANADA INC., a corporation incorporated under the laws of Canada,

(hereinafter called "**Cambior Subco**");

- and -

ARIANE GOLD CORP., a corporation incorporated under the laws of Canada,

(hereinafter called "**Ariane**");

RECITALS:

The authorized share capital of Cambior consists of an unlimited number of common shares and an unlimited number of Class I and Class II preferred shares, all without nominal value, of which 212,176,588 common shares in the share capital of Cambior are issued and outstanding and no Class I or Class II preferred shares are issued and outstanding;

The authorized share capital of Cambior Subco consists of an unlimited number of common shares without nominal value, of which one common share in the share capital of Cambior Subco is issued and outstanding and is held by Cambior;

The authorized share capital of Ariane consists of an unlimited number of common shares and an unlimited number of first preferred shares, all without nominal value, of which 44,120,111 common shares in the share capital of Ariane are issued and outstanding and no first preferred shares are issued and outstanding;

Cambior, Cambior Subco and Ariane have entered into the Merger Agreement;

Cambior Subco and Ariane, acting under the authority contained in the CBCA have agreed to amalgamate upon the terms and conditions hereinafter set out with effect from 12:01 A.M. (Montreal time) on the Effective Date;

The Amalgamation involves, *inter alia*, the issue of Cambior Shares to Ariane Shareholders; and

It is desirable that the Amalgamation should be effected.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1. Interpretation

In this Agreement including the recitals:

"**Agreement**" means this agreement, its recitals and schedules, and any amendment made to this Agreement;

"**Amalgamated Corporation**" means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

"**Amalgamating Corporation**" means each of Cambior Subco and Ariane and "**Amalgamating Corporations**" means both of them;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations pursuant to the provisions of the CBCA in the manner contemplated in and pursuant to this Agreement;

"**Ariane Shareholder**" means a registered holder of Ariane Shares, from time to time, and "Ariane Shareholders" means all of such holders;

"**Ariane Shares**" means the common shares in the share capital of Ariane issued and outstanding on the Effective Date;

"**Articles of Amalgamation**" means the articles of amalgamation giving effect to the Amalgamation to be filed with the Director appointed under the CBCA pursuant to this Agreement, in the form annexed hereto as Schedule "A";

"**Cambior Shares**" means the common shares in the share capital of Cambior;

"**Cambior Subco Shares**" means the common shares in the share capital of Cambior Subco;

"**CBCA**" means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended;

"**Certificate of Amalgamation**" means the certificate of amalgamation to be issued by the Director appointed under the CBCA in respect of the Amalgamation;

"**Depository**" means CIBC Mellon Trust Company, the registrar and transfer agent for the Cambior Shares;

"**Dissenting Shareholder**" means any Ariane Shareholder who, in connection with the special resolution of Ariane Shareholders which approves and adopts this Agreement, has exercised the right to dissent pursuant to section 190 of the CBCA in strict compliance with the provisions thereof and thereby become entitled to receive, if the Amalgamation is completed, the fair value of his or her Ariane Shares as determined by a court;

"**Effective Date**" means the "Effective Date" as defined in the Merger Agreement; and

"**Merger Agreement**" means the merger agreement dated October 28, 2003 among Cambior, Cambior Subco and Ariane.

In the event of any conflict between the provisions of this Agreement and the provisions of the Merger Agreement, the provisions of the Merger Agreement shall prevail.

2. Agreement to Amalgamate

Each of the parties hereto hereby agrees to the Amalgamation such that the Amalgamating Corporations shall continue as one corporation under the CBCA, on the terms and conditions set out in this Agreement.

3. Amalgamation Events

Upon the Amalgamation on the Effective Date:

(a) each Ariane Share (other than those held by Cambior Subco and any Dissenting Shareholder) outstanding immediately prior to the Effective Date shall be cancelled and replaced by 0.3436 of a fully paid and non-assessable Cambior Share. No fractional Cambior Share will be issued or delivered to any Ariane Shareholder otherwise entitled thereto. Instead, such Ariane Shareholder will receive a cash payment in accordance with Section 6 hereof;

(b) each Ariane Share outstanding immediately prior to the Effective Date and then held by Cambior Subco shall not be converted into shares in the share capital of the Amalgamated Corporation and shall be cancelled without any repayment of capital in respect thereof;

(c) each common share of Cambior Subco outstanding immediately prior to the Effective Date shall be converted into one common share in the share capital of the Amalgamated Corporation; and

(d) in consideration of the issuance by Cambior of Cambior Shares to Ariane Shareholders pursuant to paragraph 3(a) hereof, Cambior shall receive one common share in the share capital of the Amalgamated Corporation for each Cambior Share issued by Cambior in connection with the Amalgamation.

4. Delivery of Securities Following Amalgamation

As soon as practicable following the Effective Date, Cambior shall cause the Depository to send to each Ariane Shareholder (other than Cambior Subco and any Dissenting Shareholder) outstanding immediately prior to the Effective Date, by ordinary first class mail, and provided that the Depository has received the certificates evidencing such Ariane Shares, certificates evidencing the Cambior Shares to which each such Ariane Shareholder shall have become entitled in accordance with paragraph 3(a) hereof.

5. Negative Covenants

From the date hereof to and including the Effective Date, Cambior Subco covenants that it will not:

(a) reserve, allot, create, issue or distribute any of its securities other than (i) securities issuable upon the exercise, conversion or exchange of previously issued securities; or (ii) securities to be issued in order to effect the transactions described in the management proxy circular relating to a special meeting of shareholders of Ariane dated October 29, 2003;

(b) declare or pay dividends on any of its shares other than as has been publicly disclosed as of the date hereof or make any other issue, payment or distribution to the holders of its securities including, without limitation, the issue, payment or distribution of any of its assets or property to such holders;

(c) authorize or take any action to amalgamate, merge, reorganize, effect an arrangement, liquidate, dissolve, wind-up or transfer all or substantially all of its undertaking or assets to another corporation or entity;

(d) reclassify the Cambior Subco Shares outstanding or change the Cambior Subco Shares into other shares or securities or subdivide, redivide, reduce, combine or consolidate the Cambior Subco Shares into a greater or lesser number of shares, effect any other capital reorganization or amend the designation of or the rights, privileges, restrictions or conditions attaching to the Cambior Subco Shares;

(e) amend its articles or by-laws; or

(f) enter into any transaction, or take any other action, out of the ordinary course of its business which would reasonable be expected to result in a material diminishment in the price or value of the Cambior Subco Shares.

6. Fractional Shares

No fractional Cambior Shares will be issued or delivered to any Ariane Shareholders otherwise entitled thereto. Instead, such Ariane Shareholders will receive a cash payment equal to their proportionate share of the proceeds (after deducting fees and expenses) received by the Depositary on the sale of the Cambior Shares representing the accumulation of all fractional interests in Cambior Shares that would otherwise be issuable to Ariane Shareholders, other than Dissenting Shareholders, in connection with the Amalgamation. The Depositary will make arrangements to sell such Cambior Shares on the Toronto Stock Exchange on behalf of those Ariane Shareholders as soon as possible after the Effective Date.

7. Articles of Amalgamation

The Articles of Amalgamation of the Amalgamated Corporation shall be in the form annexed hereto as Schedule "A".

8. Name

The name of the Amalgamated Corporation shall be "[●]" in the English language form and "[●]" in the French language form.

9. Registered Office

Until changed in accordance with the CBCA, the registered office of the Amalgamated Corporation shall be situated in the Province of Québec.

10. Stated Capital

The stated capital account in the records of the Amalgamated Corporation for the common shares of the Amalgamated Corporation shall be equal to the stated capital attributed to the Ariane Shares (other than the Ariane Shares held by Cambior Subco) and the common shares of Cambior Subco.

11. Number of Directors

The board of directors of the Amalgamated Corporation shall consist of not less than one and not more than fifteen directors, the exact number of which shall be determined by the directors from time to time.

12. Initial Directors

The first directors of the Amalgamated Corporation shall be the persons whose names and residential addresses appear below:

Name	Municipality of Residence	Resident Canadian
Louis P. Gignac	Brossard, Québec	Y
Bryan A. Coates	Candiac, Québec	Y
Marc Dagenais	St. Bruno, Québec	Y

13. By-laws

The by-laws of the Amalgamated Corporation shall be, to the extent not inconsistent with this Agreement, the by-laws of Cambior Subco, unless and until repealed or amended.

14. Filing of Articles

Following the approval of this Agreement by the shareholders of the Amalgamating Corporations in accordance with the CBCA and with the terms of the Merger Agreement, and subject to the satisfaction or waiver of all conditions precedent set forth in the Merger Agreement, Cambior shall file the Articles of Amalgamation with the Director appointed under the CBCA, as provided under the CBCA.

15. Termination

This Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation and following the termination of the Merger Agreement, without, except as provided in the Merger Agreement, any recourse by any party hereto or any of their shareholders (including but without limitation any Dissenting Shareholders) or other persons.

16. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Québec sitting in and for the judicial district of Montreal in respect of all matters arising under or in relation to this Agreement.

17. Counterparts

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto.

CAMBIOR INC.

Per: ______________________

Name:
Title:

4197542 CANADA INC.

Per: ______________________

Name:
Title:

ARIANE GOLD CORP.

Per: ______________________

Name:
Title:

SCHEDULE A
ARTICLES OF AMALGAMATION

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 9
ARTICLES OF AMALGAMATION
(SECTION 185)

FORMULE 9
STATUTS DE FUSION
(ARTICLE 185)

1 – Name of the Amalgamated Corporation | Dénomination sociale de la société issue de la fusion

2 – The province or territory in Canada where the registered office is to be situated | La province ou le territoire au Canada où se situera le siège social

Province of Quebec

3 – The classes and any maximum number of shares that the corporation is authorized to issue | Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of common shares without par value

4 – Restrictions, if any, on share transfers | Restrictions sur le transfert des actions, s'il y a lieu

See the attached Schedule I incorporated into this form

5 – Number (or minimum and maximum number) of directors | Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 3 Maximum: 12

6 – Restrictions, if any, on business the corporation may carry on | Limites imposées à l'activité commerciale de la société, s'il y a lieu

N/A

7 – Other provisions, if any | Autres dispositions, s'il y a lieu

See the attached Schedule II incorporated into this form

8 – The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: | La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

- [x] 183
- [ ] 184(1)
- [ ] 184(2)

9 – Name of the amalgamating corporations / Dénomination sociale des sociétés fusionnantes	Corporation No. / N° de la société	Signature	Date	Title / Titre
4197542 Canada Inc.	419754-2			
Ariane Gold Corp.	402007-3			

For Departmental Use Only - À l'usage du ministère

Corporation No. / N° de la société ▶

Filed - Déposée

IC 3190 (2001/11) DSG 03/2002

Canada

SCHEDULE I

No shares of the share capital of the Corporation shall be transferred without the consent of the directors of the Corporation, evidenced by a resolution passed by them and recorded in the books of the Corporation.

SCHEDULE II

1. The number of shareholders of the Corporation shall be limited to fifty (50), not including persons who are in the employment of the Corporation or of a subsidiary and persons who, having been formerly in the employment of the Corporation or of a subsidiary, were, while in that employment, and have continued after the termination of that employment to be shareholders of the Corporation, two (2) or more persons holding one (1) or more shares jointly being counted as a single shareholder.

2. Any invitation to the public to subscribe for securities of the Corporation is prohibited.

EXHIBIT "D"

AMALGAMATION RESOLUTION

BE IT RESOLVED THAT:

1. The amalgamation (the **"Amalgamation"**) under section 181 of the *Canada Business Corporations Act* (the "**CBCA**") involving Ariane Gold Corp. (**"Ariane"**) and Cambior Inc. (**"Cambior"**) pursuant to which Ariane will amalgamate with a wholly-owned subsidiary of Cambior, as more particularly described and set forth in the management proxy circular (the **"Circular"**) of Ariane accompanying the notice of this meeting (as the Amalgamation may be or may have been modified or amended) is hereby authorized, approved and adopted.

2. The amalgamation agreement in respect of the Amalgamation (the **"Amalgamation Agreement"**), the full text of which is included as Schedule 1.1.7 to the merger agreement dated October 28, 2003 in respect of the Amalgamation (the **"Merger Agreement"**) and is set forth in Exhibit "C" to the Circular (as the Amalgamation Agreement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Amalgamation adopted) by the shareholders of Ariane, the directors of Ariane are hereby authorized and empowered to (i) amend the Amalgamation Agreement and/ or the Merger Agreement to the extent permitted thereby and (ii) not to proceed with the Amalgamation at any time prior to the issue of a certificate of amalgamation giving effect to the Amalgamation without further approval of the shareholders of Ariane.

4. Any officer or director of Ariane is hereby authorized and directed for and on behalf of Ariane to execute, under the seal of Ariane or otherwise, and to deliver for filing articles of amalgamation and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Amalgamation Agreement.

5. Any officer or director of Ariane is hereby authorized and directed for and on behalf of Ariane to execute or cause to be executed, under the seal of Ariane or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the forgoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments and the taking of any such actions.

EXHIBIT "E"

CONSOLIDATED FINANCIAL STATEMENTS OF ARIANE AS AT DECEMBER 31, 2002

Management's Report

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgments. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

Management maintains accounting systems and internal control to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Raymond Chabot Grant Thornton, Chartered Accountants, are appointed by the shareholders and conducted an audit on the Company's financial statements. Their report is included.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Committee meets with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

On recommendation of the Audit Committee, the Board of Directors approved the Company's consolidated financial statements.

/s/ *James A. Crombie*

James A. Crombie
President and
Chief Executive Officer

/s/ *Marcel Lalonde*

Marcel Lalonde
Vice-President, Finance

April 7, 2003

Auditors' Report

To the Shareholders of Ariane Gold Corp.

We have audited the consolidated balance sheets of Ariane Gold Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations, expenditures on exploration projects, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ *Raymond Chabot Grant Thornton*

Chartered Accountants

Montreal, Canada
April 4, 2003

Consolidated Operations

Years ended December 31

	2002	2001
	$	$
REVENUES		
Interest	**299,481**	4,428
Services and others	**8,763**	114,468
	308,244	118,896
EXPENSES		
Administration	**1,158,132**	140,262
Business development	**640,687**	
Interest on balance of purchase price	**173,886**	
Depreciation	**27,695**	8,976
Loss on foreign exchange	**3,281**	132
Write-down and abandonment of exploration projects		3,221,780
	2,003,681	3,371,150
Loss before income taxes	**(1,695,437)**	(3,252,254)
Income taxes (Note 10)		
Future income taxes		(795,000)
Large corporations tax	**11,000**	
	11,000	(795,000)
Net loss	**(1,706,437)**	(2,457,254)
Basic and diluted net loss per common share	**(0.10)**	N/A
Basic and diluted weighted average number of common shares outstanding	**16,903,435**	N/A

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Expenditures on Exploration Projects

Years ended December 31

	2002	2001
	$	$
Balance, beginning of year	**1,161,112**	3,692,829
Geology	**227,779**	81,341
Geochemistry	**24,137**	
Geophysics		40,339
Drilling and assaying	**2,378,166**	25,913
Acquisition costs	**23,997,002**	374,264
Technical services and others	**415,699**	168,206
	27,042,783	690,063
	28,203,895	4,382,892
Write-down and abandonment of exploration projects		(3,221,780)
Balance, end of year	**28,203,895**	1,161,112

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Deficit

Years ended December 31

	2002	2001
	$	$
Balance, beginning of year	**(3,246,044)**	(788,790)
Net loss	**(1,706,437)**	(2,457,254)
	(4,952,481)	(3,246,044)
Common share issue expenses	**(4,311,238)**	
Balance, end of year	**(9,263,719)**	(3,246,044)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows

Years ended December 31

	2002	2001
	$	$
OPERATING ACTIVITIES		
Net loss	**(1,706,437)**	(2,457,254)
Non-cash items		
Share based compensation	**140,000**	
Non-cash interest expenses	**173,521**	
Future income taxes		(795,000)
Gain on sales of assets	**(3,954)**	(8,715)
Depreciation	**27,695**	8,976
Write-down and abandonment of exploration projects		3,221,780
Loss on foreign exchange and others	**131,094**	32,614
	(1,238,081)	2,401
Change in working capital items		
Accounts receivables	**(88,514)**	142,497
Prepaid expenses	**(58,871)**	7,915
Accounts payables and accrued liabilities	**982,115**	(11,384)
Due to Miramar Mining Corporation Inc.		374,264
Due to a shareholder		(232,386)
	834,730	280,906
Cash flows from operating activities	**(403,351)**	283,307
INVESTING ACTIVITIES		
Property, plant and equipment	**(290,808)**	114,554
Exploration projects	**(2,994,792)**	(579,485)
Cash flows from investing activities	**(3,285,600)**	(464,931)
FINANCING ACTIVITIES		
Business acquisition	**(4,828,377)**	
Contributions and others		228,948
Balance of purchase price	**(54,576)**	(38,710)
Common shares and warrants	**29,457,444**	
Common shares issue expenses	**(3,583,266)**	
Cash flows from financing activities	**20,991,225**	190,238
Net increase in cash and cash equivalents	**17,302,274**	8,614
Cash and cash equivalents, beginning of period	**19,756**	11,142
Cash and cash equivalent, end of period	**17,322,030**	19,756
Cash flows relating to interest and income taxes are as follows:		
Interest paid	**365**	–
Income taxes paid	**–**	–

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31

	2002	2001
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**17,322,030**	19,756
Accounts receivable	**174,308**	85,794
Prepaid expenses	**61,596**	2,725
	17,557,934	108,275
Property, plant and equipment (Note 5)	**327,633**	111,555
Exploration projects (Note 6)	**28,203,895**	1,161,112
	46,089,462	1,380,942
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**1,074,168**	92,053
Due to Miramar Mining Corporation Inc., without interest		374,264
Instalments on balance of purchase price	**4,650,440**	55,741
	5,724,608	522,058
Balance of purchase price (Note 7)	**15,007,114**	183,149
	20,731,722	705,207
SHAREHOLDERS' EQUITY		
Capital stock (Note 8)	**30,325,416**	
Contributed surplus (Note 9)	**4,296,043**	3,921,779
Deficit	**(9,263,719)**	(3,246,044)
	25,357,740	675,735
	46,089,462	1,380,942

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ *Loraine Altenweg* /s / *James A. Crombie*

Director Director

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

Ariane Gold Corp. ("Ariane" or the "Company") was incorporated under the Canada Business Corporations Act on March 6, 2002.

The Company is in a development stage where its activities consist in acquiring and exploring mining projects located in French Guiana. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recovery of costs incurred on these properties is subject to the discovery of economic ore deposits and the ability to secure appropriate financing to place these properties into production. The Company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 - CHANGE IN ACCOUNTING POLICY

On January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition of foreign exchange gains and losses. The new recommendations eliminate the deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary items. The adoption of the new recommendations did not have a significant impact on the accompanying consolidated balance sheets and consolidated statements of operations.

3 - ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates. Significant estimates include the carrying value of exploration projects.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Ariane Holdings (Barbados) Inc. ("Ariane Holdings"), CBJ-France S.A.R.L. ("CBJ-France") and Asarco Guyane Française S.A.R.L. ("AGF").

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Property plant and equipment

Property, plant and equipment are accounted for at cost and are amortized over their estimated useful lives on a straight-line method according to the following periods:

Equipment	2 to 10 years
Furniture	5 years

Exploration projects

Exploration project acquisition costs and expenditures on mineral exploration programs are deferred until the commercial viability of the property is determined. If commercial production is achieved, the capitalized costs are amortized over the estimated useful life of the mine. If a property is abandoned or the costs to date are determined to be unrecoverable, the accumulated acquisition and exploration expenditures are charged to operations in the year in which the determination is made.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company establishes a valuation allowance against future tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will be realized.

Foreign currency translation

Monetary assets and liabilities of the subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheets date, whereas non-monetary assets and liabilities are translated at the exchange rate in effect at the transaction date. Revenues and expenses are translated at the average rate in effect during the year with the exception of depreciation which is translated at the historical rate. Gains and losses on exchange arising from translation are recorded in operations for the year.

Earnings (loss) per share

The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. As per the continuity of interest method, 1,500,548 shares are deemed to be outstanding since the beginning of 2002. The treasury stock method is used to determined the dilutive effect of stock options and warrants. Diluted loss per share was not calculated because the Company's outstanding stock options and warrants described in Note 8 are not dilutive.

3 - ACCOUNTING POLICIES (Continued)

Stock option plan

The Company has adopted the 2002 stock option plan for directors, senior officers and employees of, or consultants to, the Company or a designated affiliate. Options are granted under this plan from time to time at the discretion of the Board of Directors. Canadian generally accounting principles establish a fair value method of accounting for stock-based compensation plans, but also permit an election to use an intrinsic value based method with disclosure on a pro forma basis for net earnings (loss) and the net earnings (loss) per share. The Company elected to provide such pro forma disclosure. Consideration paid by a participant when options are exercised is added to the Company's capital stock.

4 - BUSINESS ACQUISITION

Reorganization

On February 18, 2002, Hope Bay Gold Corporation Inc. ("Hope Bay"), and Miramar Mining Corporation ("Miramar") announced that they had reached an agreement in principle to combine the two companies. The amalgamation was approved by the shareholders on May 21, 2002 and by the court on May 22, 2002.

The French Guiana assets of Hope Bay were not included in this transaction. For this purpose, on March 6, 2002, Hope Bay incorporated the Company as a wholly-owned subsidiary and acquired an inoperative company, Ariane Holdings. Subsequently, on April 17, 2002, Hope Bay transferred to Ariane Holdings all the shares of CBJ-France in consideration of the issuance of Common Shares from treasury of Ariane Holdings. Subsequently, the Company acquired all Ariane Holdings Common Shares from Hope Bay in exchange for issuing Distribution Special Warrants, each entitling the holder thereof to acquire one Common Share of Ariane. All outstanding Distribution Special Warrants of the Company were distributed to the Hope Bay shareholders on the reorganization of its business, concurrently with the amalgamation of Hope Bay with Miramar.

On June 12, 2002, Ariane had completed a Special Warrants private placement for 31,460,000 Special Warrants. Each Special Warrant entitled the holders to acquire one Common Share without payment of any additional consideration.

The Company has also filed a prospectus ("Prospectus") dated August 2, 2002 with the relevant Canadian Securities Regulatory Authorities to qualify, among other things, the issuance of Common Shares upon the exercise of the Distribution Special Warrants and a rights offering to subscribe for up to 19,505,480 subscription receipts, each holder of a Common Share being entitled to receive 10 Rights for each Common Share held (one Right will entitle the holder to subscribe for one Subscription Receipt).

On August 30, 2002, 42,082,063 Common Shares were issued at $0.70 each following the exercise of 10,622,063 Subscription Receipts from the rights offering and the conversion of 31,460,000 Special Warrants issued on June 12, 2002.

French Guiana assets

On January 18, 1999, Hope Bay was granted an option ("Option") to acquire 50% of Cambior Inc. ("Cambior")'s interest in two permits in French Guiana in exchange for incurring exploration and development expenditures totalling US $1,500,000 on the lands covered by the permits over a two-year period and transfer of Hope Bay's interest in CBJ-CBX French Guiana Inc. to Cambior. This transaction was carried out effective June 14, 1999. Hope Bay has accounted for the acquisition of the Option at the net carrying amount of $2,263,092 of the investment in CBJ-CBX French Guiana Inc.

On May 1, 2000, Hope Bay concluded an agreement in principle whereby it agreed to acquire from Cambior all of the shares of CBJ-France, a wholly-owned subsidiary of Cambior. This subsidiary owns the two permits mentioned above. In exchange for all of 1% net smelter return royalty on any gold or silver commercial production from any mine, if any, located on any part of the lands covered by the permits held by CBJ-France.

This transaction was effective on May 1, 2001 by obtaining all of the required authorizations and finalizing the legal documentation; this transaction also provided that the transaction related to the Option to acquire 50% in the two permits shall be deemed terminated, replaced and superseded by this agreement. This transaction was accounted for using the purchase method. In addition, Hope Bay used push-down accounting on May 1, 2001 to reflect in the accounting records of CBJ-France its acquisition cost of $1.

Accounting for acquisition

The acquisition by Ariane Holdings of the shares of CBJ-France and subsequently by the Company of the shares of Ariane Holding were accounted for using the continuity of interest method. Under this method, these acquisitions will be reflected as though the Company had always owned CBJ-France and had owned the Option since June 14, 1999. Accordingly, in the 2002 financial statements, the figures include the results and financial position of CBJ-France based upon their historical carrying values until the date of acquisition by Hope Bay whereupon the estimated fair values pushed down.

Acquisition of shares of Asarco Incorporated's subsidiary

On February 18, 2002, CBJ-France signed an agreement with Asarco Incorporated to purchase its subsidiary in French Guiana, AGF. AGF holds the Camp Caiman Gold Project as well as the Mataroni exploration permit with another pending exploration permit. All of these holdings are located in Eastern French Guiana.

The closing of the transaction took place on August 19, 2002.

This transaction was accounted for using the purchase method. Consequently, the acquisition cost has been allocated to the asset and liabilities according to their estimated fair value at the acquisition date. The operating results have been included since August 19, 2002.

4 - BUSINESS ACQUISITION (Continued)

The following table shows the breakdown of acquisition:

Net asset acquired at their attributed values:

	$
Assets purchased	
Cash	**20,166**
Accounts receivable	**1,287**
Property plant and equipment	**156,538**
Exploration projects	**23,997,002**
	24,174,993
Liabilities assumed	
Accounts payable	**54,074**
	24,120,919
Consideration	
Cash, including transaction expenses	**4,848,543**
Balance on purchase price	**19,272,376**
	24,120,919
Net cash used for the acquisition	**4,828,377**

The balance of purchase price is without interest, and is payable, as follows:

a) US $3,000,000 on the first anniversary of closing;
b) US $2,171,000 on the second anniversary of closing;
c) US $4,136,800 on the fourth anniversary of closing; and
d) US $4,136,800 within 120 days from the commencement of commercial production of the Camp Caiman Project.

If the Company, after all transactions mentioned above, completes a subsequent issuance of equity, 15% of the funds received in the issuance shall be used to pre-pay the outstanding balance of payment using LIBOR plus 1% as a discount rate to determine the net present value of the balance. The referred payment shall be applied against the payment (d) first and then against the payment (c).

The AGF shares are subject to an escrow agreement and any transfer of the AGF shares would be subject to that agreement. The AGF shares will only be fully released to CBJ-France once CBJ-France has paid the acquisition price in full, provided however that the shares will be released after the fourth payment if CBJ-France provides a guarantee for the last instalment of US $4,136,800. If there is any default by CBJ-France under the Asarco Agreement, Asarco would be permitted to sell the AGF shares to a third party or to transfer such shares back to Asarco's own account.

5 - PROPERTY, PLANT AND EQUIPMENT

	2002			2001		
	Cost	**Accumulated amortization**	**Net**	Cost	Accumulated amortization	Net
	$	**$**	**$**	$	$	$
Equipment	**1,325,576**	**1,037,357**	**288,219**	265,885	159,939	105,946
Furniture	**44,574**	**5,160**	**39,414**	66,761	61,152	5,609
	1,370,150	**1,042,517**	**327,633**	332,646	221,091	111,555

6 - EXPLORATION PROJECTS

	Balance as at December 31, 2001	Acquisition	Expenditures	Write-down/ abandonment	**Balance as at December 31, 2002**
	$	$	$	$	**$**
Caiman[(a)]		23,997,002	2,503,769		**26,500,771**
Changement[(b)], Maripa[(b)], Tortue[(c)] and others[(b)]	1,161,112		542,012		**1,703,124**
	1,161,112	23,997,002	3,045,781	–	**28,203,895**

	Balance as at December 31, 2000	Acquisition	Expenditures	Write-down/ abandonment	**Balance as at December 31, 2001**
	$	$	$	$	**$**
Changement[(b)], Maripa[(b)] Tortue[(c)] and others[(b)]	3,692,829	–	690,063	(3,221,780)	**1,161,112**

(a) These permits are held by AGF.
(b) CBJ-France holds an option for the acquisition of a 75% interest in these existing permits or these applications for the new exploration permits.
(c) These permits are held by CBJ-France.

7 - BALANCE OF PURCHASE PRICE

	2002	2001
	$	$
Balance of purchase price payable to Asarco Incorporated (US $13,444,600) accounted for at its discounted value at 3%, without interest and payable as follows: a) US $3,000,000 on the first anniversary of closing; b) US $2,171,000 on the second anniversary of closing; c) US $4,136,800 on the fourth anniversary of closing; and d) US $4,136,800 within 120 days from the commencement of commercial production of the Camp Caiman project	**19,476,148**	
Balance of purchase price of US $115,000 (US $150,000 in 2001) without interest, payable by instalments of US $50,000 on December 31, 2003 and US $65,000 on December 31, 2004	**181,406**	238,890
	19,657,554	238,890
Instalments due within one year	**4,650,440**	55,741
	15,007,114	183,149

The instalments on long-term debt for the next five years are $4,650,440 in 2003, $3,362,874 in 2004, $5,822,120 in 2006 and $5,822,120 for 120 days from the commencement of commercial production of the Camp Caiman project.

8 - CAPITAL STOCK

Authorized

Common Shares

Unlimited number of Common Shares

First Preference Shares

The First Preference Shares are issuable from time to time in one or more series in such numbers and with such attributes as the directors may determine by resolution. Holders of First Preference Shares may be entitled to receive dividends in priority to any payment to holders of Warrants and also may be entitled, in the event of the liquidation, dissolution or winding-up of the Company, to receive the amount paid up on the First Preference Shares plus any dividends declared and unpaid thereon before any distribution is made to the holders of Warrants.

The Series I First Preference Shares are redeemable and retractable preference shares which entitle the holder thereof to receive notice of and to attend and vote at all meetings of shareholders. Each Series I First Preference Share confers the right to one vote in person or by proxy at all meetings of shareholders. The holders of the Series I First Preference Shares are not entitled to any dividends.

The Company may at any time redeem the whole or any part of the Series I First Preference Shares outstanding on payment for each Series I First Preference Share to be redeemed of an amount equal to the subscription price received by Ariane (the "Redemption Amount") upon the issue of such Series I First Preference Shares. A holder of Series I First Preference Shares shall be entitled to require the Company to redeem at any time all or any of the Series I First Preference Shares registered in the name of such holder on the books of the Company

In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Series I First Preference Shares shall be entitled to receive, before any distribution of any part of the assets of Ariane among the holders of Common Shares, for each Series I First Preference Share, an amount equal to the Redemption Amount and no more.

Issued and fully paid

First Preference Shares

During the year, one First Preference Share was issued for $1 cash and was redeemed for $1 cash.

	Number of shares	Amount
Common Shares		
Balance, beginning of year	–	–
Issued to promoters and founders	450,000	315,000
Issued following the exercise of previously issued common share purchase warrants to Hope Bay shareholders	1,500,548	
Issued following the exercise of previously issued common share purchase warrants	10,622,063	7,435,444
Issued following the exercise of special common share purchase	31,460,000	22,022,000
Balance, end of year	44,032,611	29,772,444
Warrants		552,972
		30,325,416

8 - CAPITAL STOCK (Continued)

a) Issuance of Special Warrants, Shares and Warrants

On May 23, 2002, the Company issued 200,000 Common Shares to the founders in consideration of and as compensation.

On June 14, 2002, the Company issued 250,000 Common Shares in consideration for providing a guarantee pursuant to an agreement with the Company dated June 12, 2002.

Immediately prior to the completion of the amalgamation with Miramar on May 22, 2002, Hope Bay distributed, by a way of a return of capital to its shareholders, one Distribution Special Warrant for each 100 Common Shares of Hope Bay held. Each Distribution Special Warrant entitles the holder thereof to acquire, without additional consideration, one Common Share of the Company. 1,500,548 have been distributed. On August 2, 2002, the 1,500,548 Distribution Special Warrants were exercised and the Company issued 1,500,548 Common Shares.

As the result of an agreement between the Company and Miramar related to the business combination between Hope Bay and Miramar, certain holders of Hope Bay warrants could acquire additional Hope Bay common shares at exercise prices between $0.35 and $7.20 (adjusted to account for the amalgamation) with various expiry dates to 2005, and will be entitled, upon the exercise of such Hope Bay Warrant, to receive, in addition to a number of Miramar common shares, Distribution special warrants. Each Hope Bay Warrant shall entitle the holder thereof to receive such number of common shares as would have been issued upon the exercise of such Distribution special warrants. Consequently, 89,197 common shares have been allotted and reserved for issuance to the holders of approximately 8,919,667 Hope Bay warrants, which common shares will be issued as fully paid and non-assessable.

On June 12, 2002, 31,460,000 Special Warrants (including 2,860,000 Special Warrants issued pursuant to the exercise of the agents' over-allotment option provided for in the agency agreement) were issued at price of $0.70 per Special Warrant. The 31,460,000 Special Warrants were exercised during the year and the Company issued 31,460,000 Common Shares for a consideration of $22,022,000.

On August 29, 2002, the Company issued 10,622,063 Warrants at a price of $0.70 per unit pursuant the Company's initial public offering. On the same date, those 10,622,063 Warrants were exercised and the Company issued 10,622,063 Common Shares.

As at December 31, 2002, a total of 47,530 Distribution Special Warrants were outstanding with different expiry dates until July 2005. Each Distribution Special Warrant entitles, the holder thereof to acquire, without additional consideration, one Common Share of the Company.

b) Warrants

In addition to the Warrants issued in the course of the various placements referred to above, the Company issued on June 12, 2002, 2,202,200 Broker Warrants to the agents of its Special Warrant offering. On August 19, 2002, 2,202,200 Broker Warrants were exercised and the Company issued 2,202,200 Warrants.

The estimated value of these Warrants upon issuance was credited to capital stock and the consideration was presented as an increase in the common share issue expenses.

The balance of the outstanding Warrants is as follows as at December 31, 2002:

Year issued	Number of Warrants issued	Exercise price per share	Expiry date	Number of Warrants outstanding
		$		
2002	2,202,200	0.70	August 29, 2003	2,202,200

c) Options

The Company granted Options to purchase Common Shares under its 2002 stock option plan. The Options expire five years after being granted and the vesting period was determined by the Board of Directors. The exercise dates and exercise prices vary according to each agreement. The Company granted 3,000,000 Options during 2002 at a price of $0.70 and $0.71 per Option. Prior to 2002, the Company had never granted any stock options.

As at December 31, 2002, outstanding Options have the following features:

	Options outstanding		Options exercisable	
Residual exercise period	Number of Options	Exercise price	Number of Options	Exercise price
		$		$
4.6 years	2,575,000	0.70	2,037,500	0.70
4.7 years	425,000	0.71	275,000	0.71
	3,000,000	0.70	2,312,500	0.70

8 - CAPITAL STOCK (Continued)

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of four years, a semi-annual risk-free rate of 4.86% and a volatility of 90%. A compensation charge is amortized over the vested period.

Accordingly, the Company's net loss and basic and diluted net loss per share would have been increased on a pro forma basis as follows:

	Actual	Pro forma
	$	$
Net loss	(1,706,437)	(2,908,218)
Basic and diluted net loss per share	(0.10)	(0.17)

The weighted average fair value of option granted in 2002 was $0.47.

9 - CONTRIBUTED SURPLUS

The contributed surplus included all the contributions of Hope Bay in its French Guiana assets since January 18, 1999.

10 - INCOME TAXES

The income tax provision is different from the amount resulting from the application of the Canadian statutory income tax rate as follows:

	2002	2001
	$	$
Net loss before income taxes	**(1,695,437)**	(3,252,254)
Income taxes expenses (benefits) at combined Canadian statutory rate of 35.16% (38.02% in 2001)	**(596,115)**	(1,236,507)
Tax exemption applicable to foreign subsidiaries	**356,521**	441,507
Common shares issue expenses deducted for tax purposes only	**(249,178)**	
Unrecognized tax benefit	**394,407**	
Undeductible items	**69,928**	
Tax on large corporations	**11,000**	
Others	**24,437**	
Income taxes expense	**11,000**	(795,000)

As of December 31, 2002 the future tax assets have been as follows:

	French Guiana	Canada	**Total**
	$	$	**$**
Common share issue expenses carryforwards		1,117,508	**1,117,508**
Unrealized foreign exchange losses		21,560	**21,560**
Net operating losses carryforwards	(a)	315,226	**315,226**
Property, plant and equipment	4,814,580	8,591	**4,823,171**
	4,814,580	1,462,885	**6,277,465**
Valuation allowance	(4,814,580)	(1,462,885)	**(6,277,465)**
Future tax asset	–	–	**–**

(a) Taking into account the income tax exemption in French Guiana, the losses carried forwards in French Guiana were not presented as future tax assets.

Losses carried forward will expire as follows:

	French Guiana	Canada
	$	$
2003	164,300	
2004	7,970,300	
2005	3,937,400	
2006	3,108,400	
2007	945,800	
2009		1,016,200
	16,126,200	1,016,200

CBJ-France benefits from an income tax exemption plan for a term of 10 years. The Company should be tax exempted until 2006 provided it meets the commitments made to the French Tax Administration.

AGF benefits from an income tax exemption plan for a term of 10 years. The Company should be tax exempted until 2010 provided that it meets the commitments made to the French Tax Administration. It appears that AGF has not always met all the conditions set in the French Tax Agreement in the past. Consequently, French tax authorities could challenge the corporate tax exemption claimed currently.

11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair value of the Company's financial instruments:

	2002		2001	
	Carrying value	**Fair value**	Carrying value	Fair value
	$	**$**	$	$
Cash and cash equivalents[(1)] [(2)]	**17,322,030**	**17,322,030**	19,756	19,756
Accounts receivable[(1)]	**174,308**	**174,308**	85,794	85,794
Accounts payable and accrued liabilities[(1)]	**1,074,168**	**1,074,168**	92,053	92,053
Due to Miramar Mining Corporation Inc.[(1)]	**-**	**-**	374,264	374,264
Balance of purchase price payable to Asarco Incorporated Inc.[(3)]	**19,476,148**	**19,868,802**	-	-
Balance of purchase price[(3)]	**181,406**	**174,630**	238,890	217,000

(1) The fair value of cash and cash equivalents, accounts receivable, accounts payables and accrued liabilities is equivalent to the amount given the short maturity period.

(2) Interest rate for temporary investments range from 2.79% to 2.82%.

(3) The fair value of the balance of purchase price was calculated by discounting the future cash flow as at December 31, 2002.

Foreign currency risks

The Company is exposed to currency risks as a result of the balances of purchase price denominated in US dollars and the future cash flow relating to exploration projects in French Guiana denominated in euros.

Interest rate risk

Accounts receivable, accounts payable and accrued liabilities and balances of purchase price bear no interest. Cash and cash equivalents bear interest at fixed or floating rates, as the case may be.

12 - COMMITMENTS

Exploration projects

The Company will have to incur the following amounts of exploration expenditures or development expenses to acquire and maintain all of its permits.

Obligations expiration year	$
2003	2,607,981
2004	467,973
2006	739,303
	3,815,257

The Company has also entered into a contractual agreement with an unrelated party under which it has to incur US $4,000,000 in exploration expenses of which US $945,433 has already been spent. These exploration expenses will be qualified as expenses to maintain its permits mentioned in the preceding paragraph.

Leases

The Company has entered into a lease expiring in April 2003, which calls for monthly payments of $2,332 and a lease expiring in September 2005, which calls for monthly payments of $1,619.

Royalty

The Company has granted a 1% net smelter return on the first ten tons of any gold commercial production from any mine, if any, located on the lands covered by the mineral exploration permits known as Changement, Sainte-Marie and Maripa.

The Company has granted a 1.5% net smelter return royalty on the gold commercial production from any mine, if any, located on the Mataroni and Cipanama licenses, up to a maximum of US $2,000,000.

13 - CONTINGENCY

The Company is in discussion with the sellers of the AGF shares regarding a potential tax liability relating to transactions carried out prior to AGF's acquisition. AGF currently faces a potential liability of up to 2,132,005 euros. Should the subsidiary be required to cancel any fiscal losses or to pay out any amounts, as a result of this liability, the Company intends to claim these amounts from the sellers. In the event that the Company is unable to recover these amounts, the current and future income taxes payable as a result will be recorded as a purchase price adjustment.

14 - SEGMENTED INFORMATION

The Company operates in only one sector of activity: mining exploration. The financial information by geographic sector is as follows:

	2002	2001
	$	$
Identifiable assets		
French Guiana	**29,638,820**	1,380,942
Canada	**16,450,642**	
	46,089,462	1,380,942

15 - SUBSEQUENT EVENTS

On January 6, 2003, the Company issued 150,000 common share options at an exercise price of $0.67 to a director of the Company.

On January 27, 2003, CBJ-France signed a letter of intent with Compagnie Minière de Boulanger ("CMB") allowing CBJ-France to conduct exploration for primary gold deposits on CMB's Devez, Central Bief and Boulanger concessions in French Guiana. The letter of intent is valid until December 31, 2005.

In consideration for the right to explore for primary gold deposits, CBJ-France will pay CMB a net smelter return ("NSR") royalty on any gold produced from the CMB concession areas, based on the following scale:

- a 1.5% NSR if the gold price is below US $350 per ounce;
- a 2% NSR if the gold price is between US $351 and US $400 per ounce;
- a 2.5% NSR if the gold price is greater than US $400 per ounce.

This transaction is subject to completion of a definitive agreement and approval of the French authorities.

EXHIBIT "F"

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ARIANE FOR THE SIX MONTHS ENDED JUNE 30, 2003

ARIANEGOLD

SECOND QUARTER 2003 FINANCIAL REPORT

For the quarter ended June 30, 2003

For information :
James Crombie
President & CEO
1111, St-Charles Street West
East Tower, Suite 758
Longueuil, Quebec
J4K 5G4
Tel: 450-677-2585
Fax: 450-677-2601
email : info@arianegold.com

Transfer Agent
And Registrar:

CIBC Mellon Trust Company
2001, Université St
16th Floor
Montreal, QC
Canada H3A 2A6
Tel. : (514) 285-3552
Toll Free : 1-800-387-0825

ARIANEGOLD

Montreal, August 25, 2003

ARIANE GOLD CORP. ANNOUNCES ITS SECOND QUARTER 2003 FINANCIAL RESULTS

Comments on Financial Results

For the second quarter ended June 30, 2003, Ariane Gold Corp. (the "Company" or "Ariane") showed net earnings of $495,900 or $0.01 per common share compared to a loss of $326,500 or $0.19 per share in the corresponding quarter of 2002. As of June 30, 2003, the Company has 44,032,611 common shares outstanding as compared to 1,950,548 at the end of the second quarter of 2002.

For the year-to-date, the Company earned $1,265,200 or $0.03 per share compared to a loss of $346,100 for the same period in 2002.

For the second quarter of 2003, interest income amounted to $100,900 compared to $27,500 in 2002 given the average cash equivalent available to the Company in 2003. Interest income amounted to $206,400 for the year to date compared to $27,500 for the same period in 2002. There were no services activities in French Guiana in 2003 and none are expected to occur in the future.

For the second quarter of 2003, the Company incurred administrative expenses of $707,700 compared to $79,700 in 2002, while business development expenses for the identification of new projects and sources of financing amounted to $96,600 in the same period in 2003 compared to $322,600 in the previous year. For the year to date, administrative expenses amounted to $1,043,500 compared to $110,100 the year before, and business development expenses to 241,900 compared to $322,600 for the previous year, reflecting the new focus of the Company. Prior to March 31, 2002, the Company's activities were limited to local management of projects in French Guiana.

Interest amounted to $120,000 for the quarter and $249,600 for the year to date in 2003 and included respectively $95,000 and $224,600 as interest on balance of purchase price for Asarco French Guyana reflecting the amortization of the discount on its present value for those periods.

Given the current volatility of the Canadian dollar, the Company shows a gain of $1,321,700 during the quarter and $2,598,700 for the year to date, mainly due to the fact that fixed assets and exploration projects are denominated in euros and the balance of purchase price in US dollars.

Earnings for the quarter and the year to date occurred in French Guiana where the Company's wholly owned affiliate benefits from an income tax exemption plan for a term of 10 years. The Company should be tax exempted until 2006 provided it meets the commitments made to the French Tax Administration.

Consolidated Cash Flows

After making adjustments primarily in respect of non-cash interest expenses and gain on foreign exchange, cash used in operations totalled $850,100 in the second quarter of 2003 compared to $196,900 used in 2002, and $1,307,800 for the year to date compared to $215,900 for the same period in 2002. After changes in working capital items, cash flows used in operating activities amounted to $1,090,700 in the second quarter of 2003 compared to a source of $497,400 in 2002. For the year to date, cash flows used in operating activities amounted to $1,357,300 compared to a source of $595,700 in 2002.

In the second quarter of 2003, property and exploration projects required cash investments of $1,686,600, compared to $289,800 for the same period in 2002. For the year to date, this activity required $4,042,300 compared to $404,000 in 2002.

Exploration activities in 2003 occurred mainly on the Camp Caiman project and consisted mostly in drilling activities.

Cash held in escrow as of June 30, 2002 amounted to $22,049,400, which escrow was lifted on August 19, 2002.

Balance Sheets

At June 30, 2003, the Company's assets stood at $44,690,500 compared to $46,089,500 on December 31, 2002, including $11,992,400 in cash and cash equivalents and $32,041,200 for exploration projects, compared to $17,322,000 and $28,203,900 respectively at the end of 2002.

At June 30, 2003, current liabilities stood at $4,982,100 compared to $5,724,600 at the end of 2002. The long term portion of the balance of purchase price in relation with the acquisition of Camp Caiman in 2002 and Changement in previous years amounted to $13,085,500 compared to $15,007,100 at the end of 2002. The short-term portion, amounting to $4,049,500 compared to $4,650,400 at the end of 2002, is included in the current liabilities.

Outlook

On August 21, 2003, Ariane Gold Corp. announced that it has received a positive Preliminary Assessment for its Camp Caiman Gold Project, located in French Guiana. The independent assessment was conducted by CSMA Consultants of Cornwall, UK in collaboration with Bateman Minerals of Perth, Australia, and covered all aspects of the geology, mining and processing of a 1.4 million tonne per year gold operation. The August 21 press release and the Preliminary Assessment are available on the Sedar website (www.sedar.com) and on the Company's website at (www.arianegold.com).

The Preliminary Assessment also highlights a number of potential improvements to the project that could accrue. Ariane believes that the study represents a base case for Camp Caiman at this price of gold, and that substantial improvements and cost savings could be realized during further studies.

The basic design for Camp Caiman is for a 4000 tpd (tonnes per day) open pit mining operation, processing 1.4 million tonnes of gold ore per year. Ore mined include oxide (saprolite), and sulfide (hard rock). Processing is by conventional SAG milling, grinding, gravity concentration of coarse gold, and cyanide agitation leaching with gold recovery by carbon-in-pulp (CIP) technology.

The design conforms with all current and anticipated EU environmental standards, and incorporates both a cyanide destruction circuit, and a lined tailings dam facility.

Production would average 96 421 ounces of gold per annum, at an average cash operating cost of US $ 172 per ounce recovered. Please consult the August 21 2003 press release and the Preliminary Assessment for more information.

The study is based on total mineable resources of 1.16 million ounces of gold at Camp Caiman generating am internal rate of return of 24.1% using a price of US$340 per ounces.

Mining License Application

Using the Preliminary Assessment, as well as an updated Environmental Impact Assessment and other necessary documentation, the Company has filed an application for a Mining License for Camp Caiman with DIREM (General Directorate for Energy & Raw Materials). The mining license is the major step in the permitting process for Camp Caiman. This application is expected to have a duration of 12-18 months, during which the Company will complete its full feasibility study.

Full Feasibility Study

Based on the positive results from the Preliminary Assessment, the Company intends to move the Camp Caiman Project to full feasibility. A request for proposals will be sent to a number of major engineering firms in the near future. During the feasibility process, the Company will carry out an aggressive exploration program to realize the potential benefits outlined earlier in the August 21 release.

Ariane Gold Corp. is pleased with the positive outcome from the Preliminary Assessment, and plans to aggressively push forward the Camp Caiman Project. The Company also intends to actively work on its other license areas in French Guiana, that are adjacent to Camp Caiman, and could benefit from the development there.

Negotiations with Compagnie Minière de Boulanger Interrupted

The Company announces that the negotiation of a definitive agreement for the acquisition of rights to conduct exploration for primary gold deposits on three concessions held by Compagnie Minière de Boulanger (CMB) in French Guiana have been interrupted indefinitely. The Company had previously announced on February 10, 2003 that its 100% owned subsidiary CBJ-France had signed a letter of intent with CMB. The transaction was subject to completion of a definitive agreement and approval of the French government. The parties have been unable to agree on the terms of the definitive agreement. No payments or expenditures were incurred by the Company on those concessions.

Forward looking statement

Some of the statements contained in this press release are forward-looking statements. Forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company's control, including statements regarding completion of studies and granting of mining license, potential mineralization and reserves, capital and operating costs, price of gold, exploration results and future plans and objectives of Ariane Gold. There can be no assurance that such statements will prove to be accurate and actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout the Company's Annual Information Form dated May 1, 2003, and particularly in the section entitled "**Risk Factors**".

The preliminary assessment was filed with the Canadian Securities Commissions in accordance with National Instrument 43-101.

The preliminary assessment is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Ariane Gold Corp. is a gold exploration company with projects in South America. Ariane's shares trade on the Toronto Stock Exchange (TSX) under the symbol "AGD". Additional information and previous press releases can be downloaded from our web site at www.arianegold.com.

******

For further information:
ARIANE GOLD CORP.
www.arianegold.com

James Crombie
President & CEO
Tel: 450-677-2585
Fax: 450-677-2601
James_crombie@arianegold.com

ARIANE GOLD CORP.
CONSOLIDATED EARNINGS

	Second Quarter Ended June 30, (unaudited)		First Half Ended June 30, (unaudited)	
	2003	2002	2003	2002
	$	$	$	$
Revenues				
Interest	**100,861**	27,458	**206,416**	27,458
Services and others		(429)		10,478
	100,861	27,029	**206,416**	37,936
Expenses				
Administration	**707,654**	79,713	**1,043,472**	110,125
Business development	**96,564**	322,596	**241,901**	322,596
Interest on balance of purchase price	**119,994**		**249,556**	
Depreciation	**2,495**		**4,980**	
Loss (gain) on foreign exchange	**(1,321,734)**	(48,772)	**(2,598,686)**	(48,637)
	(395,027)	353,537	**(1,058,777)**	384,084
Earnings (loss) before income taxes	**495,888**	(326,508)	**1,265,193**	(346,148)
Income taxes	**0**	0	**0**	0
Net earnings (loss)	**495,888**	(326,508)	**1,265,193**	(346,148)
Basic and diluted earnings (loss) per common share:	**0.01**	(0.19)	**0.03**	(0.22)
Basic and diluted weighted average number of common shares outstanding:	**44,032,611**	1,688,460	**44,032,611**	1,500,548

ARIANE GOLD CORP.
EXPLORATION PROJECTS

	Second Quarter Ended June 30, (unaudited)		First Half Ended June 30, (unaudited)	
	2003	2002	**2003**	2002
	$	$	**$**	$
Balance, beginning of period	**30,428,859**	1,290,190	**28,203,895**	1,161,112
Geology	**62,004**	89,885	**173,371**	177,605
Geochemistry	**-**	-	**-**	-
Geophysics	**-**		**-**	
Drilling and assaying	**601,606**	9,520	**2,374,994**	9,520
Acquisition costs	**595,358**	21,711	**595,358**	21,711
Technical services and others	**353,419**	149,708	**693,628**	191, 066
	1,612,387	270,824	**3,837,351**	399,902
Balance, end of period	**32,041,246**	1,561,014	**32,041,246**	1,561,014

CONSOLIDATED DEFICIT

	Second Quarter Ended June 30, (unaudited)		First Half Ended June 30, (unaudited)	
	2003	2002	**2003**	2002
	$	$	**$**	$
Balance, beginning	**(8,494,414)**	(3,265,684)	**(9,263,719)**	(3,246,044)
Net earnings (loss)	**495,888**	(326,508)	**1,265,193**	(346,148)
	(7,998,526)	(3,592,192)	**(7,998,526)**	(3,592,192)
Common Share Issue Expenses	**-**	(2,284,519)	**-**	(2,284,519)
Balance at the end	**(7,998,526)**	(5,876,711)	**(7,998,526)**	(5,876,711)

ARIANE GOLD CORP.
CONSOLIDATED CASH FLOW

	Second Quarter Ended June 30, (unaudited)		First Half Ended June 30, (unaudited)	
	2003	2002	2003	2002
	$	$	$	$
Operating activities				
Net earnings (loss)	**495,888**	(326,508)	**1,265,193**	(346,148)
Adjustment for non-cash items:				
Share based compensation	-	140,000	-	140,000
Interest expenses capitalized	**94,994**	-	**224,556**	-
Depreciation	**2,495**	1,189	**4,980**	1,662
Loss (gain) on foreign exchange and others	**(1,443,501)**	(11,595)	**(2,802,494)**	(11,460)
Cash flow absorbed by operations	**(850,124)**	(196,914)	**(1,307,765)**	(215,946)
Changes in working capital items:				
Accounts receivable	**10,727**	69,832	**63,893**	71,008
Prepaid expenses	**9,448**	(5,589)	**28,137**	(5,587)
Accounts payable and accrued liabilities	**(260,753)**	23,784	**(141,601)**	31,398
Due to Miramar Mining Corporation	-	606,287	-	714,844
Cash flows from operating activities	**(1,090,702)**	497,400	**(1,357,336)**	595,717
Investment activities				
Property, plant and equipment	**(113,290)**	(18,995)	**(260,361)**	(4,095)
Cash held under escrow	-	(22,049,367)	-	(22,049,367)
Exploration projects	**(1,573,282)**	(270,824)	**(3,781,961)**	(399,902)
Cash flows from investment activities	**(1,686,572)**	(22,339,186)	**(4,042,322)**	(22,453,364)
Financing activities				
Common shares and warrants	-	22,022,000	-	22,022,000
Cash flows from financing activities	-	22,022,000	-	22,022,000
Net increase (decrease) in cash and cash equivalents	**(2,777,274)**	180,214	**(5,399,658)**	164,353
Cash and cash equivalents, beginning of period	**14,699,646**	3,895	**17,322,030**	19,756
Cash and cash equivalent, end of period	**11,922,372**	184,109	**11,922,372**	184,109
Cash flows relating to interest and income taxes are as follows:				
Interest paid	-	-	-	-
Income taxes paid	**11,008**	-	**11,008**	-

ARIANE GOLD CORP.
CONSOLIDATED BALANCE SHEETS

	June 30, 2003 (unaudited)	December 31, 2002 (audited)
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**11,922,372**	17,322,030
Accounts receivable	**110,415**	174,308
Prepaid expenses	**33,459**	61,596
	12,066,246	17,557,934
Fixed assets	**583,014**	327,633
Exploration projects	**32,041,246**	28,203,895
	44,690,506	46,089,462
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**932,567**	1,074,168
Installment on long term debt	**4,049,510**	4,650,440
	4,982,077	5,724,608
Balance on purchase price	**13,085,496**	15,007,114
	18,067,573	20,731,722
SHAREHOLDERS' EQUITY		
Capital stock	**30,325,416**	30,325,416
Contributed surplus	**4,296,043**	4,296,043
Deficit	**(7,998,526)**	(9,263,719)
	26,622,933	25,357,740
	44,690,506	46,089,462

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

The Company was incorporated under the Canada Business Corporations Act on March 6, 2002.

The Company is in a development stage where its activities consist in acquiring and exploring mining projects located in French Guiana. The recovery of costs incurred on these properties is subject to the discovery of economic ore deposits and the ability to secure appropriate financing to place these properties into production.

2. Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the audited consolidated financial statements for the year ended December 31, 2001. The interim consolidated financial statements and related notes should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

3. Earnings per common share

The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

	June 30, 2003	March 31, 2003
Warrants	-	2,202,200
Options	3,350,000	3,150,000
Total	3,350,000	5,352,200

The warrants expired unexercised on June 12, 2003.

4. Segmented Information

The Company operates in only one sector of activity mining exploration. The financial information by geographic sector is as follows:

	As at June 30, 2003 $	As at December 31, 2002 $
Identifiable assets		
French Guiana	33,114,566	29,638,820
Canada	11,575,940	16,450,642
	44,690,506	46,089,462

5. Outstanding Shares

The number of outstanding shares, warrants and common stock options are as follows:

	As at August 19, 2003	As at June 30, 2003
Common Share	44,032,611	44,032,611
Warrants	-	-
Stock options	3,399,000	3,350,000

6. Accounting for Compensation Plan

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 4 years, a semi-annual risk-free interest rate of 3.96% in 2003 and 4.86% in 2002 and a volatility of 88% in 2003 and 90% in 2002. A compensation charge is amortized over the vested period.

Accordingly, the Company's net loss and basic and diluted net loss per share would have been increased on a pro forma basis as follows:

	Second Quarter ended June 30				Six Months ended June 30			
	2003		2002		2003		2002	
	Actual	Pro forma	Actual	Pro forma	Actual	Pro forma	Actual	Pro forma
Net earning (loss)	495,888	328,121	N/A	N/A	1,265,193	955,677	N/A	N/A
Basic and diluted net earnings per share ($)	0.01	0.01	-	-	0.03	0.02	-	-

The weighted average fair value of options granted in 2002 and 2003 was $0.47 and $0.41 respectively.

7. Additional Financial Information

Exchange rates for the US $ and the Euro were as follows:

	June 30, 2003	March 31, 2003	December 31,2002
US $	1.3475	1.4678	1.5776
Euro	1.5590	1.6018	1.6564

Exhibit 3

Ariane Gold Corp. Proxy Form

ARIANE GOLD CORP.

FORM OF PROXY FOR HOLDERS OF COMMON SHARES

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ARIANE GOLD CORP. ("ARIANE")
FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS OF ARIANE
TO BE HELD ON NOVEMBER 26, 2003
OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF

The undersigned holder of common shares of Ariane hereby appoints Mr. James Crombie, President and Chief Executive Officer of Ariane, or failing him, Mr. David A. Fennell, Chairman of Ariane, or instead of either of them, ______________________ of ______________ as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on its behalf in respect of all of the Ariane common shares registered in the name of the undersigned and in respect of all matters that may come before the special meeting (the "**Meeting**") of Ariane shareholders to be held on the 26th day of November, 2003, and all adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments and hereby revokes any and all previous appointments of proxyholders. Without limiting the generality of the power hereby conferred, the common shares represented by this proxy:

1. **SHALL BE VOTED FOR ☐ or SHALL BE VOTED AGAINST ☐ (or if no specification is made, SHALL BE VOTED FOR)** the resolution approving the amalgamation (the "**Amalgamation Resolution**") of Ariane and a wholly-owned subsidiary of Cambior Inc., the full text of which special resolution is set out in Exhibit "D" of the Proxy Circular.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES. WITH RESPECT TO AMENDMENTS OR VARIATIONS TO ANY MATTER IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, THE UNDERSIGNED HEREBY CONFERS DISCRETIONARY AUTHORITY ON THE PERSON WHO VOTES AND ACTS HEREUNDER TO VOTE WITH RESPECT TO THE MATTER AS HE, SHE OR IT THINKS FIT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED.

DATED this ________ day of ____________________, 2003.

____
Signature of shareholder or authorized representative

____
Name of shareholder **(Please Print)**

____
Address of shareholder

____
Number of common shares represented hereby

If this proxy is not dated, it is deemed to bear the date on which it was mailed to the shareholder.

If you do not anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the envelope provided. **In order to be acted upon, a proxy must be received at the office of the registrar and transfer agent of Ariane, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by fax at (416) 368-2502 by 12:00 p.m. (Toronto time) on November 24, 2003 or 48 hours (excluding Saturdays, Sundays and holidays) before the date of any adjournment of the Meeting.**

Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at, or immediately prior to, the commencement of the Meeting or any adjournment or postponement thereof.

Please see the back side of this page for instructions

INSTRUCTIONS

1. This proxy must be dated and signed by a securityholder or his or her attorney duly authorized in writing, or if the securityholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized. When signing in a fiduciary or representative capacity, please give full title as such.

2. **A securityholder has the right to appoint a person or company to attend and act for him or her and on his, her or its behalf at the Meeting other than the persons designated in this form of proxy. If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder of Ariane to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Mr. James A. Crombie or Mr. David A. Fennell as your proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The proxyholder must attend the Meeting in order to vote on your behalf.**

3. If not dated, this proxy will be deemed to bear the date on which it was mailed on behalf of the Corporation. This proxy ceases to be valid one year from its date.

4. Each securityholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

5. To be valid, this proxy must be received **at the office of the registrar and transfer agent of Ariane, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by fax at (416) 368-2502 by 12:00 p.m. (Toronto time) on November 24, 2003 or 48 hours (excluding Saturdays, Sundays and holidays) before the date of any adjournment of the Meeting.**

6. Joint holders of shares of the Corporation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one's proxyholder, will alone be entitled to vote in respect thereof.

7. Reference is made to the accompanying Management Proxy Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, FOLD AND RETURN IN THE ENVELOPE PROVIDED.

Exhibit 4

Cambior Material Change Report

CAMBIOR INC.

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Québec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

(i) Reporting Issuer

The name and address of the reporting issuer is Cambior Inc., 1111 Saint-Charles Street West, East Tower, Suite 750, Longueuil, Québec, J4K 5G4.

(ii) Date of Material Changes

The material changes occurred on September 25, 2003.

(iii) Press Release

A press release reporting the material changes was issued on September 26, 2003 through Canada NewsWire. A copy of the press release is attached to this report.

(iv) Summary of Material Changes

The respective Boards of Directors of Cambior Inc. ("Cambior") and Ariane Gold Corp. ("Ariane Gold") unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman Gold Project, located in French Guiana, South America.

(v) Full Description of Material Changes

Under the agreement, Ariane Gold shareholders will receive one Cambior share for each 2.91 Ariane shares. The exchange ratio implies a price of Cdn $1.32 for each Ariane Gold share, based on the closing price of the companies' shares on the Toronto Stock Exchange on September 25, 2003. Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to the Ariane Gold shareholders. The agreement provides for a break-up fee of Cdn $2.2 million in the event that Ariane Gold terminates the transaction to accept a competing offer.

The merger transaction is subject to the satisfactory negotiation and conclusion of a formal merger agreement which shall include customary provisions and shall provide that:

(a) regulatory approval including consent from the relevant authorities of France, shall have been obtained prior to closing; and

(b) Cambior shall have completed its due diligence review prior to closing.

Subject to the approval of (two thirds of) Ariane Gold shareholders, this merger transaction is scheduled to close during the fourth quarter of 2003.

(vi) <u>Reliance on Confidential Disclosure Provisions</u>

Not applicable.

(vii) <u>Omitted Information</u>

Not applicable.

(viii) <u>Senior Officer</u>

Marc Dagenais, Vice President, Legal Affairs and Assistant Corporate Secretary
Cambior Inc.
Tel: (450) 677-0040
Fax: (450) 677-3382

(ix) <u>Statement of Officer</u>

The foregoing accurately discloses the material changes referred to herein.

DATED October 6, 2003 at Longueuil, Québec.

CAMBIOR INC.

By: */s/ Lucie Desjardins*

LUCIE DESJARDINS
Corporate Secretary and
Senior Legal Counsel

CAMBIOR ARIANEGOLD

JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, September 26, 2003

CAMBIOR INC. AND ARIANE GOLD CORP.
TO MERGE TO DEVELOP THE CAMP CAIMAN GOLD PROJECT

The respective Boards of Directors of Cambior Inc. ("Cambior") and Ariane Gold Corp. ("Ariane Gold") unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman Gold Project, located in French Guiana, South America.

Business Terms

Under the agreement, Ariane Gold shareholders will receive one Cambior share for each 2.91 Ariane shares. The exchange ratio implies a price of Cdn $1.32 for each Ariane Gold share, based on the closing price of the companies' shares on the Toronto Stock Exchange on September 25, 2003. Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to the Ariane Gold shareholders. The agreement provides for a break-up fee of Cdn $2.2 million in the event that Ariane Gold terminates the transaction to accept a competing offer.

The merger transaction is subject to the satisfactory negotiation and conclusion of a formal merger agreement which shall include customary provisions and shall provide that:

(a) regulatory approval including consent from the relevant authorities of France, shall have been obtained prior to closing; and

(b) Cambior shall have completed its due diligence review prior to closing.

Subject to the approval of (two thirds of) Ariane Gold shareholders, this merger transaction is scheduled to close during the fourth quarter of 2003.

Camp Caiman Project

Ariane Gold's principal asset is the Camp Caiman gold project. The project is located approximately 45 km Southeast of Cayenne, with access to the site entry road by paved highway. To date, more than 90,500 meters of diamond and reverse circulation drilling has been undertaken. It is estimated that the property has a high potential for the discovery of additional ounces.

The 1.2 million ounces mineable resources outlined to date are summarized in the table below.

Camp Caiman Mineable Resource

	Saprolite/Transition			Rock			Total		
	Tonnes (000)	g Au/t	Ounces	Tonnes (000)	g Au/t	Ounces	Tonnes (000)	g Au/t	Ounces
Measured Resources	5,004	2.8	443,900	2,047	4.0	260,800	7,052	3.1	704,700
Indicated Resources	2,686	2.0	176,600	703	4.2	94,500	3,389	2.5	271,100
Total Measured and Indicated	7,690	2.5	620,500	2,751	4.0	355,200	10,441	2.9	975,700
Inferred Resources	885	2.3	65,600	923	4.0	117,700	1,808	3.2	183,300

Note: 95% mining recovery has been applied; ultimate pits from each run pertain to maximum cashflow; Cut-off grades applied for ore calculation – Saprolite 0.8 g/t, Transition 1.0 g/t, Sulfide 1.6 g/t

A preliminary assessment study has indicated the potential for an open pit mining operation averaging 96,000 ounces of gold *per annum* over a 10 year period.

Cambior intends to continue an exploration program to increase mineral resources and prepare a final feasibility study and Environmental Impact Assessment (EIA) within the next year. It is anticipated that the project could commence production in 2007.

Recent meetings with French Government authorities have indicated strong support for the project.

The technical report on resource estimation and the preliminary assessment were filed by Ariane Gold Corp. on June 30, 2003 and August 7, 2003 respectively with the Canadian Securities Commission in accordance with National Instrument 43-101 and are available on the Sedar website (www.sedar.com).

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "The acquisition of the Camp Caiman Gold Project is consistent with our growth strategy and provides an excellent opportunity for the Company to add value to the project given its 12 years of expertise in the Guiana Shield and the operating synergies with Omai and Rosebel. We look forward to welcoming Ariane shareholders to our shareholder base".

James Crombie, Ariane Gold's President and Chief Executive Officer, stated: "We are delighted to announce this transaction. We are very enthusiastic with this business combination and we welcome Cambior to the Camp Caiman Project and gain the benefit from their expertise and the liquidity of their shares in the market place. The terms of the Agreement are beneficial to all Ariane shareholders which have experienced significant positive returns during the past year."

Conference Call

Cambior and Ariane Gold Corp. will host a conference call to discuss this merger transaction on **Monday, September 29, 2003 at 11:00 a.m.** (local time).

Financial analysts are invited to participate in the call by dialling 1-800-404-8949 in North America. Outside of North America, please dial 1-416-641-6654. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior .

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21161836. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants trade on the TSX.

Ariane Gold Corp. is a gold exploration company with projects in South America. Ariane's shares trade on the Toronto Stock Exchange (TSX) under the symbol "AGD". Additional information and previous press releases can be downloaded from our web site at www.ariane.gold.com.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's

Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the negotiation and the closing of the merger transaction, the anticipated benefits of this transaction for Cambior, Ariane Gold and their respective shareholders, Cambior's plans to increase Camp Caiman's resources and perform a feasibility study (with an EIA), the production profile of Camp Caiman, the commercial production timetable and the support expressed by the French Government. Forward-looking statements express, as at the date of this press release, Cambior's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing and other risks referred to in Cambior's and in Ariane Gold's respective 2002 Annual Information Forms filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (as regards Cambior only), as well as the Toronto Stock Exchange and the American Stock Exchange (as regards Cambior only).

- 30 -

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-36

ARIANE GOLD CORP.
James Crombie
President & CEO
Tel.: (450) 677-2585
Fax: (450) 677-2601
James_crombie@arianegold.com
Website: www.arianegold.com

APPENDIX A
CAMP CAIMAN PROJECT LOCATION MAP


Atlantic Ocean
Cayenne
RN-2
Roura
Camp Caiman Permits
Kaw
52°
4°30'
Régina
Camp Caiman
Location Map
0
15
km
Atlantic Ocean
ST-LAURENT
IRACOUBO
SINNAMARY
KOUROU
CAYENNE
French Guiana
RÉGINA
SOPHIE
MARIPASOULA
SAÜL

Exhibit 5

Press Release Issued by Cambior Inc. and Ariane Gold Corp.

CAMBIOR ARIANEGOLD

JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 29, 2003

CAMBIOR INC. AND ARIANE GOLD CORP.
REPORT ON PROGRESS TO COMBINE COMPANIES

Cambior Inc. ("Cambior") and Ariane Gold Corp. ("Ariane") announce the signing, yesterday, of a formal merger agreement. Details of the proposed transaction were announced on September 26, 2003.

Ariane plans to hold a shareholder meeting on November 26, 2003 in Montreal at the Fairmont Queen Elizabeth Hotel at 11:00 a.m. to consider and, if deemed advisable, to approve the amalgamation pursuant to which each Ariane shareholder will become a shareholder of Cambior. If the amalgamation is approved by the shareholders and the applicable conditions to its completion are satisfied, each Ariane common share will be exchanged for 0.3436 of a Cambior common share (which represents one common share of Cambior for every 2.91 common shares of Ariane). The information circular in respect of the Ariane shareholder meeting is scheduled to be mailed to the registered shareholders on or around November 4, 2003.

Westwind Partners Inc. provided to the Board of Directors of Ariane a fairness opinion concluding that the amalgamation is fair, from a financial point of view, to the shareholders of Ariane.

Ariane and Cambior are pleased to also announce that the French authorities have consented to the proposed amalgamation.

Completion of the amalgamation is subject to the usual terms and conditions for such a transaction including, but not limited to, the approval of the amalgamation by two thirds of the votes cast at the meeting of the shareholders of Ariane. The merger transaction is scheduled to close during the fourth quarter of 2003.

Ariane's principal asset is the Camp Caiman gold project located in French Guiana, South America. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman project as Cambior intends to continue an exploration program to increase Camp Caiman's mineral resources and prepare a final feasibility study and Environmental Impact Assessment (EIA) within the next year.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants trade on the TSX. Additional information on the Company is available on its web site at www.cambior.com.

Ariane Gold Corp. is a gold exploration company with projects in South America. Ariane's shares trade on the Toronto Scotk Exchange (TSX) under the symbol "AGD". Additional information and previous press releases can be downloaded from its web site at www.ariane.gold.com.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the closing of the merger transaction, the anticipated benefits of this transaction for Cambior, Ariane Gold and their respective shareholders, and Cambior's plans for the Camp Caiman project, including the completion of a feasibility study (with the EIA). Forward-looking statements express, as at the date of this press release, Cambior and Ariane plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing and other risks referred to in Cambior's and in Ariane Gold's respective 2002 Annual Information Forms filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (as regards Cambior only), as well as the Toronto Stock Exchange and the American Stock Exchange (as regards Cambior only).

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail: info@cambior.com
Web site: www.cambior.com
CP-2003-40

ARIANE GOLD CORP.
James Crombie
President & CEO
Tel.: (450) 677-2585
Fax: (450) 677-2601
Email : james_crombie@arianegold.com
Web site: www.arianegold.com

Exhibit 6

Merger Agreement between Cambior Inc., 4197542 Canada Inc. and Ariane Gold Corp.

EXECUTION COPY

CAMBIOR INC.

- AND -

4197542 CANADA INC.

- AND -

ARIANE GOLD CORP.

MERGER AGREEMENT

October 28, 2003

TABLE OF CONTENTS

MERGER AGREEMENT

THIS AGREEMENT made as of the 28th day of October 2003,

B E T W E E N:

CAMBIOR INC., a company incorporated under the Laws of the Province of Québec,

(hereinafter referred to as "Cambior")

A N D:

4197542 CANADA INC., a corporation incorporated under the Laws of Canada,

(hereinafter referred to as "Cambior Subco")

A N D:

ARIANE GOLD CORP., a corporation incorporated under the Laws of Canada,

(hereinafter referred to as "Ariane")

WHEREAS Cambior Subco is a corporation wholly owned by Cambior;

AND WHEREAS Cambior, Cambior Subco and Ariane propose to combine the business and assets of Ariane with those of Cambior;

AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a statutory amalgamation under the provisions of the Act;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1 "**Act**" means the *Canada Business Corporations Act* as the same has been and may hereafter from time to time be amended;

1.1.2 "**Affiliate**" has the meaning ascribed thereto in the Act;

1.1.3 "**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time;

1.1.4 "**Amalco**" means the amalgamated corporation resulting from the Amalgamation; all of the issued and outstanding Amalco Common Shares will be beneficially owned by Cambior;

1.1.5 "**Amalco Common Shares**" means the common shares in the share capital of Amalco;

1.1.6 "**Amalgamation**" means the amalgamation of Ariane and Cambior Subco pursuant to the provisions of the Act;

1.1.7 "**Amalgamation Agreement**" means the agreement among Ariane, Cambior and Cambior Subco in respect of the Amalgamation, to be substantially in the form attached as Schedule 1.1.7 to this Agreement;

1.1.8 "**Ariane**" means Ariane Gold Corp., a corporation incorporated under the Laws of Canada;

1.1.9 "**Ariane Governing Documents**" means the certificate and articles of incorporation of Ariane, as amended, and the by-laws of Ariane, as amended;

1.1.10 "**Ariane Meeting**" means the special meeting or meetings of Ariane Shareholders (including any adjournment thereof) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation;

1.1.11 "**Ariane Options**" means the share purchase options granted under the Stock Option Plan and being outstanding and unexercised on the date hereof;

1.1.12 "**Ariane Shares**" means the issued and outstanding common shares in the capital of Ariane and common shares of Ariane issuable under the Stock Option Plan;

1.1.13 "**Ariane Shareholder**" means a registered holder of Ariane Shares, from time to time, and "**Ariane Shareholders**" means all of such holders;

1.1.14 "**Articles of Amalgamation**" means the articles confirming the Amalgamation required under the Act to be sent to the Director;

1.1.15 "**Business Day**" means any day excepting a Saturday or Sunday or a day recognized as a holiday in Montreal, Québec;

1.1.16 "**Cambior**" means Cambior Inc., a company incorporated under the Laws of the Province of Québec;

1.1.17 "**Cambior Governing Documents**" means the certificate and articles of incorporation of Cambior, as amended, and the by-laws of Cambior, as amended;

1.1.18 "**Cambior Material Adverse Change**" means any change in the financial condition, operations, assets, liabilities, or business of Cambior and its Subsidiaries, considered as a whole, which is materially adverse to the business of Cambior and its Subsidiaries, considered as whole; other than a change:

(i) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Ariane or its representatives by Cambior or its representatives prior to the date of this Agreement or (y) information which has been disclosed in writing or otherwise made available by Cambior to Ariane;

(ii) resulting from conditions affecting the mining and exploration industry as a whole; or

(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

1.1.19 "**Cambior Material Adverse Effect**" means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Cambior and its Subsidiaries, considered as a whole; provided, however, that Cambior Material Adverse Effect shall not include an adverse effect resulting from a change:

(i) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Ariane or its representatives by Cambior or its representatives prior to the date of this Agreement or (y) information which has been disclosed in writing or otherwise made available by Cambior to Ariane;

(ii) resulting from conditions affecting the mining and exploration industry as whole; or

(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

1.1.20 "**Cambior Shares**" means the common shares in the capital of Cambior;

1.1.21 "**Cambior Subco**" means 4197542 Canada Inc., a wholly-owned Subsidiary of Cambior incorporated under the Laws of Canada;

1.1.22 "**Cambior Subco Common Shares**" means the common shares in the capital of Cambior Subco;

1.1.23 "**Certificate of Amalgamation**" means the certificate in respect of the Amalgamation;

1.1.24 "**Competing Proposal**" means a proposal or offer by a third party (other than by Cambior), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or substantially all of the assets of Ariane or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of Ariane Shares (including any Ariane Shares then held by such third party) whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of Ariane Shares, sale of assets, tender offer or exchange offer or similar transaction involving Ariane including, without limitation, any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or substantially all of the assets of Ariane or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Ariane Shares (other than the Amalgamation);

1.1.25 "**Confidentiality Agreement**" means the confidentiality agreement dated July 30, 2003, between Cambior and Ariane;

1.1.26 "**Completion Deadline**" means the date which is three months from the date of this Agreement or such later date as may be agreed between the parties in writing;

1.1.27 "**Director**" means the director appointed under Section 260 of the Act;

1.1.28 "**Disclosed Information**" means all information (i) disclosed in writing to Cambior (or its representatives) by Ariane in connection with Cambior's due diligence review process or (ii) otherwise made available to Cambior (or its representatives) including by way of public disclosure by Ariane;

1.1.29 "**Effective Date**" means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation, and which is anticipated to be on the day immediately after the Meeting Date;

1.1.30 "**Effective Time**" means 12:01 a.m. (Montreal time) on the Effective Date;

1.1.31 "**Exchange Ratio**" has the meaning given to such term in Section 2.1.3 hereof;

1.1.32 "**GAAP**" means, for those generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants, such principles so stated;

1.1.33 "**Government Authority**" means any foreign, national, provincial, local or state government, any political subdivision or any governmental, judicial, public or statutory instrumentality, court, tribunal, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question;

1.1.34 "**in writing**" means written information including documents, files, software, records, books and other materials made available, delivered or produced to Cambior by or on behalf of Ariane in the course of the review undertaken by Cambior in respect of Ariane;

1.1.35 "**Information Circular**" means the notice of the Ariane Meeting and the accompanying management information circular to be sent to Ariane Shareholders in connection with the Ariane Meeting;

1.1.36 "**Laws**" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Government Authority, statutory body (including the Toronto Stock Exchange and the American Stock Exchange) or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Government Authority (or any other Person) having jurisdiction over the aforesaid Person or Persons or its or their business, undertaking, property or securities;

1.1.37 "**Material Adverse Change**" means any change in the financial condition, operations, assets, liabilities, or business of Ariane and its Subsidiaries, considered as a whole, which is materially adverse to the business of Ariane and its Subsidiaries, considered as a whole; other than a change:

(i) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Cambior or its representatives by Ariane or its representatives prior to the date of this Agreement or (y) the Disclosed Information;

(ii) resulting from conditions affecting the mining and exploration industry as a whole; or

(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

1.1.38 "**Material Adverse Effect**" means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Ariane and its Subsidiaries, considered as a whole; provided, however, that a Material Adverse Effect shall not include an adverse effect resulting from a change:

(i) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Cambior or its representatives by Ariane or its representatives prior to the date of this Agreement or (y) the Disclosed Information;

(ii) resulting from conditions affecting the mining and exploration industry as a whole; or

(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

1.1.39 "**material fact**" has the meaning ascribed thereto in the *Securities Act* (Ontario) as the same has been and may hereafter from time to time be modified;

1.1.40 "**Meeting Date**" means the date on which the Ariane Meeting occurs;

1.1.41 "**Permit**" means an exploration permit (*Permis exclusif de recherches*, commonly known as "PER") granted by the French Government Authorities which confers upon its holder the exclusive right to perform exploration works (including trenches and bulk sampling) and which requires such holder to incur work expenditures in accordance with the work program previously filed in support of the Permit application;

1.1.42 "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Authority, syndicate or other entity, whether or not having legal status;

1.1.43 "**Personnel Obligations**" means any obligations or liabilities of Ariane or any of its Subsidiaries to pay any amount to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Personnel Obligations shall include the obligations of Ariane or any of its Subsidiaries to directors, officers, employees and consultants:

(i) for payments on or in connection with any change in control of Ariane pursuant to any change in control agreements, policies or arrangements, including the payments specified herein; and

(ii) for special incentive bonus payments and commitments as previously disclosed in writing to Cambior in the Disclosed Information;

1.1.44 "**Regulatory Approval**" means any approval, consent, waiver, permit, order or exemption from any Government Authority having jurisdiction or authority over any party or the Subsidiary of any party which is required or advisable to be obtained in order to permit the Amalgamation to be effected including, for greater certainty, the approval by the French Government Authorities of Ariane's change of control, and "**Regulatory Approvals**" means all such approvals, consents, waivers, permits, orders or exemptions;

1.1.45 "**Securities Authorities**" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof;

1.1.46 "**Special Resolution**" means the special resolution to be adopted by the Ariane Shareholders at the Ariane Meeting approving the Amalgamation as required by the Act;

1.1.47 "**Stock Option Plan**" means the 2002 Stock Option Plan of Ariane, as amended;

1.1.48 "**Subsidiary**" has the meaning ascribed thereto in the Act; and

1.1.49 "**Superior Proposal**" has the meaning given to such term in Section 6.4 hereof.

1.2 <u>Singular, Plural, etc.</u>

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 <u>Deemed Currency</u>

In the absence of a specific designation of any currency any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

1.4 <u>Headings, etc.</u>

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement to Articles and Sections refer to Articles and Sections of and to this Agreement in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

1.7 Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Québec for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Québec and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

ARTICLE 2
THE AMALGAMATION

2.1 Amalgamation

As soon as reasonably practicable after the date hereof, and subject to the terms and conditions of this Agreement, or at such other time as is specifically indicated below in this Section 2.1, each party shall take the following steps indicated for it:

2.1.1 Ariane and Cambior Subco hereby agree to amalgamate by way of statutory amalgamation under the Act on the terms and subject to the conditions contained in this Agreement and the Amalgamation Agreement and Cambior hereby covenants and agrees to issue the Cambior Shares required to be issued in connection with the Amalgamation.

2.1.2 Ariane shall call and convene the Ariane Meeting for the purpose of considering the Amalgamation and the Special Resolution.

2.1.3 Under the Amalgamation, the Articles of Amalgamation will be filed and pursuant to which:

2.1.3.1 Ariane and Cambior Subco will amalgamate and continue as Amalco;

2.1.3.2 each Ariane Share (other than those held by Cambior Subco and by dissenting shareholders, if any) will be converted into 0.3436 of a Cambior Share (such conversion ratio being the "Exchange Ratio");

2.1.3.3 the Cambior Subco Common Shares will be cancelled and replaced by Amalco Common Shares on the basis of one Amalco Common Share for each Cambior Subco Common Share;

2.1.3.4 as consideration for the issuance of the Cambior Common Shares to effect the Amalgamation, Amalco will issue to Cambior one Amalco Common Share for each Cambior Common Share so issued;

2.1.3.5 all of the property and assets of each of Cambior Subco and Ariane will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Cambior Subco and Ariane; and

2.1.3.6 Amalco will be a wholly-owned subsidiary of Cambior.

2.1.4 As soon as practicable after the Effective Date according to normal commercial practice, Cambior shall issue certificates representing the appropriate number of Cambior Shares to the former Ariane Shareholders. No fractional Cambior Shares will be delivered to any Ariane Shareholder otherwise entitled thereto. Instead, such Ariane Shareholders will receive a cash payment equal to their proportionate share of the proceeds (after deducting fees and expenses) received by CIBC Mellon Trust Company ("CIBC Mellon") on the sale of the Cambior Shares representing the accumulation of all fractional interests in Cambior Shares that would otherwise be issuable to Ariane Shareholders, other than dissenting Ariane Shareholders, in connection with the Amalgamation. CIBC Mellon will make arrangements to sell such Cambior Shares on the Toronto Stock Exchange on behalf of those Ariane Shareholders as soon as possible after the Effective Date.

2.1.5 Following the approval of the Amalgamation by the Ariane Shareholders, the parties shall take any other action and do anything, including the execution of any other agreements, documents or instruments, that are necessary or useful to give effect to the Amalgamation.

2.2 **Implementation Covenants**

2.2.1 Ariane Information Circular

Cambior and Ariane shall use commercially reasonable efforts to prepare the Information Circular together with any other documents required by applicable securities and corporate Laws in connection with the Amalgamation, and Ariane shall cause the Information Circular and other documentation required in connection with the Ariane Meeting to be sent to each Ariane Shareholder (and other Person) and filed as required by applicable Laws as soon as reasonably practicable, provided that the Information Circular and other documentation required in connection with the Amalgamation shall be sent only with Cambior's prior written consent (such consent not to be unreasonably withheld).

2.2.2 Securities and Corporate Compliance

2.2.2.1 Cambior shall use all commercially reasonable efforts to obtain all orders required from the applicable Securities Authorities to permit the issuance and first resale of the Cambior Shares to be issued pursuant to the Amalgamation without the qualification with, or approval of, or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Government Authority or regulatory authority under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Cambior for purposes of Canadian provincial or territorial securities Laws).

2.2.2.2 Ariane shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 ("NI 54-101") in relation to the Ariane Meeting and, without limiting the generality of the foregoing, shall, in consultation with Cambior, and if reasonably requested by Cambior, use all commercially reasonable efforts to abridge the timing requirements of subsections 2.2(1) and/or 2.5(1) of NI 54-101 contemplated by Section 2.20 of NI 54-101.

2.2.2.3 Cambior shall take all steps necessary to have all the Cambior Shares issuable pursuant to the Amalgamation conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange.

2.2.3 Preparation of Filings

2.2.3.1 Cambior and Ariane shall cooperate in:

2.2.3.1.1 the preparation of any application for the orders and the preparation of any other documents reasonably deemed by Cambior or Ariane to be necessary to discharge their respective obligations under applicable Laws in connection with the Amalgamation and all other matters contemplated by this Agreement; and

2.2.3.1.2 the taking of all such action as may be required under applicable Laws in connection with the Amalgamation and all other matters contemplated by this Agreement.

2.2.3.2 Each of Cambior and Ariane shall furnish to the other all such information concerning it and its shareholders as may be required to effect the actions described in this ARTICLE 2, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Amalgamation will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

2.2.3.3 Cambior and Ariane shall each promptly notify the other if at any time before the Effective Date it becomes aware that the Information Circular or an application for any order referred to in Section 2.2.3.1.1 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Information Circular or such application. In any such event, Cambior and Ariane shall cooperate in the preparation of a supplement or amendment to the Information Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Ariane Shareholders and/or filed with the Securities Authorities.

2.2.3.4 Ariane shall ensure that the Information Circular complies with all applicable securities and corporate Laws and, without limiting the generality of the foregoing, that the Information Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Cambior). Without limiting the generality of the foregoing, Ariane shall ensure that the Information Circular provides Ariane Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Ariane Meeting.

2.2.4 Amalgamation Agreement, etc.

Cambior, Cambior Subco and Ariane hereby acknowledge that the Amalgamation Agreement required to be entered into pursuant to Section 182 of the Act shall be substantially in the form attached as Schedule 1.1.7. Ariane shall, subject to and following the adoption of the Special Resolution, deliver to Cambior the duly executed Articles of Amalgamation and related documents which will be filed by Cambior with the Director.

2.3 Certain Cambior Acknowledgements and Agreements

2.3.1 Cambior acknowledges that the Stock Option Plan is in place and that 18 persons hold Ariane Options to purchase an aggregate of 3,463,500 Ariane Shares at exercise prices ranging from $0.59 to $0.94 per Ariane Share under stock option agreements entered into in accordance with the Stock Option Plan. Cambior acknowledges and agrees that in accordance with the terms of the Stock Option Plan, such Ariane Options will, after the Amalgamation, be exercisable for that number of whole Cambior Shares equal to the number of Ariane Shares issuable under each such Ariane Stock Option multiplied by the Exchange Ratio, rounded down to the nearest whole number of Cambior Shares, at a per Cambior Share exercise price equal to the exercise price at which such Ariane Stock Option was exercisable immediately prior to the Amalgamation divided by the Exchange Ratio, rounded up to the nearest whole cent. Cambior further acknowledges that in accordance with Section 2.7 of the Stock Option Plan, Ariane's board of directors will resolve that regardless of any Termination (as defined in the Stock Option Plan) the expiry dates of all of the Ariane Options currently outstanding under the Stock Option Plan will not be accelerated and will remain as set out in each stock option agreement.

2.3.2 Cambior acknowledges and agrees to the issuance by Ariane, prior to the Amalgamation, of the Ariane Options issuable in connection with accelerated bonus payments to Mr. James A. Crombie and Mr. Francois Viens payable under their employment agreements all in accordance with the terms of agreements among each of Mr. Crombie and Mr. Viens with Ariane and Cambior dated as of the date of this Agreement.

ARTICLE 3
PUBLICITY

So long as this Agreement is in effect, each of Cambior, Cambior Subco and Ariane shall advise, consult and cooperate with each other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any press release or other written public or private statement to the press with respect to this Agreement and the transactions contemplated hereby from the date hereof until the Effective Date. Cambior, Cambior Subco and Ariane shall not issue any such press release or make any such written public or private statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable efforts to consult with the other party taking into account the time constraints to which it is subject as a result of such Law or obligation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Ariane

Ariane hereby represents and warrants (and, as applicable, covenants) to Cambior as follows and acknowledges that Cambior is relying upon the material aspects of these representations and warranties in connection with the entering into of this Agreement:

4.1.1 Organization and Qualification

Each of Ariane and its Subsidiaries is a corporation or company duly incorporated and organized and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to own its properties and carry on its business as now owned and being conducted. Each of Ariane and its Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

4.1.2 Authority Relative to this Agreement

Ariane has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Ariane's board of directors, and other than the Ariane Meeting, no other corporate proceedings on the part of Ariane are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Ariane and constitutes a valid and legally binding obligation of Ariane enforceable against Ariane in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity.

4.1.3 No Violations

4.1.3.1 Except as set forth in the Disclosed Information, neither the execution and delivery of this Agreement by Ariane, the consummation by it of the transactions contemplated hereby nor compliance by Ariane with any of the provisions hereof will:

4.1.3.1.1 violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Ariane or any of its Subsidiaries under, any of the terms, conditions or provisions of (x) the Ariane Governing Documents or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Ariane or any of its Subsidiaries is a party or to which Ariane or any of its Subsidiaries, or any of their respective properties or assets, may be subject or by which Ariane or any of its Subsidiaries is bound (except, in the case of each of clauses (x) and (y) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect);

4.1.3.1.2 subject to compliance with the statutes and regulations referred to in Section 4.1.3.2 hereof, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Ariane or any of its Subsidiaries; or

4.1.3.1.3 cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect.

4.1.3.2 Other than pursuant to or in compliance with the provisions of corporate Laws, securities Laws, the rules of the Toronto Stock Exchange and any pre-merger notification provisions in applicable statutes, and except for filings or registrations which, if not made, or for authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Ariane to consummate the business combination transaction contemplated hereby, no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Ariane in connection with the making or the consummation of the transactions contemplated in this Agreement.

4.1.4 Capitalization

4.1.4.1 As of the date hereof, the authorized share capital of Ariane consists of an unlimited number of Ariane Shares and an unlimited number of first preference shares. As of the date hereof, 44,120,111 Ariane Shares in the capital of Ariane are issued and outstanding and no first preference shares are issued and outstanding. As of the date hereof, an aggregate of 18 persons hold Ariane Options to purchase an aggregate of 3,463,500 Ariane Shares at prices ranging from $0.59 to $0.94 per Share. Except as set forth above in this Section 4.1.4, the executive employment agreements (copies of which have been provided to Cambior) and except as may otherwise be agreed in writing by Ariane and Cambior, there are no stock options, warrants or other rights (including convertible or exchangeable securities), agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Ariane of any shares in the capital of

Ariane (including the outstanding Ariane Shares) or any securities convertible into or exchangeable or exercisable for or otherwise evidencing a right to acquire, any shares in the capital of Ariane (including Ariane Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangement or commitments based upon the book value, income or other attribute of Ariane. All outstanding Ariane Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all authorized but unissued Ariane Shares issuable upon exercise of Ariane Options in accordance with the terms of issuance thereof will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

4.1.4.2 Ariane is the sole shareholder of Ariane Holdings (Barbados) Inc., which is the sole shareholder of CBJ-France S.A.R.L. ("CBJ") which, in turn, is the sole shareholder of Asarco Guyane Française S.A.R.L. ("AGF"). The AGF shares are subject to an escrow agreement and they will be released to CBJ once CBJ has paid the acquisition price of the AGF shares in full.

4.1.5 <u>Title to Permits</u>

The following Subsidiaries of Ariane hold the following Permits or, as applicable, interests in and to such Permits:

4.1.5.1 AGF is the registered and beneficial holder of the Camp Caïman, Trésor and Patawa Permits, free and clear of any lien, encumbrance, security interest and right of others; all three (3) Permits are expiring on July 31, 2004 and an application for a mining concession as regards an area covering the major part of the Camp Caïman Permit and a portion of the Trésor Permit was filed and is currently under review with the relevant Government Authorities.

4.1.5.2 CBJ is the registered and beneficial holder of the Tortue Permit, free and clear of any lien, encumbrance, security interest and right of others; such Permit is expiring on December 31, 2003 and a renewal application was filed on August 21, 2003 and is currently under review with the relevant Government Authorities.

4.1.5.3 CBJ is a party to an option and joint venture agreement (the "SMBG Agreement") dated April 14, 2000, as amended on February 6, 2002, with Société des Mines du Bourneix en Guyane ("SMBG") whereby CBJ is entitled to earn an undivided 75% interest in and to the following Permits:

4.1.5.3.1 SMBG is the registered and beneficial holder of the Maripa Sud-Est and Crique Veoux Permits, free and clear of any lien, encumbrance, security interest and right of others, save and except (i) for CBJ's right under the SMBG Agreement and (ii) for an application by a third party to be granted an authorization to exploit alluvials on a small-scale basis and on a one km^2 surface area; both Permits are expiring on January 31, 2004 and renewal applications were filed on September 29, 2003 and are currently under review with the relevant Government Authorities;

4.1.5.3.2 SMBG filed applications to renew the Maripa, Guadeloupe and Changement Permits which expired in 2001; renewal applications have been pending since such time. SMBG had held such Permits free and clear of any lien, encumbrance, security interest and right of others, save and except (i) for CBJ's right under the SMBG Agreement and (ii) as regards Maripa and Changement, for a 1% NSR royalty and contractual rights to exploit alluvials in favour of Société Parmines Amazonie S.A. ("Pamaz"); and

4.1.5.3.3 CBJ filed applications for Permits known as Sainte-Marie and Orapu in July 2002, which applications are currently under review with the relevant Government Authorities. Once granted, the Sainte-Marie Permit will be subject to Pamaz' contractual rights described in 4.1.5.3.2. For greater certainty, although these two permits, if and when granted, will be in CBJ's name, they will remain subject to the SMBG Agreement.

In respect of the Permits described above in 4.1.5.1, 4.1.5.2 and 4.1.5.3, as of the date hereof:

4.1.5.4 Each of AGF, CBJ and, to the best of Ariane's knowledge, SMBG is complying with the terms and conditions of the Permits held by them respectively.

4.1.5.5 Each of AGF, CBJ and, to the best of Ariane's knowledge, SMBG holds, through valid agreements with the *Office National des Forêts* ("ONF"), the surface rights necessary to allow it to exercise its rights and perform its activities within the area covered by the Permits held by them respectively; all such agreements with the ONF are in full force and effect and each of AGF, CBJ and, to the best of Ariane's knowledge, SMBG is complying with the terms and conditions thereof.

4.1.5.6 The agreement between CBJ and SMBG described in 4.1.5.3 is valid and enforceable as per its terms, remains in full force and effect with CBJ complying with its terms and conditions, and CBJ has not received any notice of default thereunder.

4.1.5.7 AGF, CBJ and, to the best of Ariane's knowledge, SMBG have not performed any act to alienate or encumber their respective Permits, or their rights thereto, nor have they omitted to perform any act that would be required to be performed by any of them to keep the Permits or, as applicable, the applications therefor, in good standing.

4.1.5.8 AGF, CBJ and, to the best of Ariane's knowledge, SMBG have not received any communication or indication, whether in writing or otherwise, that their respective applications for the granting or, as applicable, renewal of the Permits held by them, were incomplete or not complying with any applicable rules and guidelines, or were likely to be refused by the Government Authorities.

4.1.6 <u>No Material Adverse Change</u>

Except as set forth in the Disclosed Information or as publicly disclosed by Ariane since December 31, 2002 through to the date hereof, Ariane has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not been any Material Adverse Change.

4.1.7 <u>No Undisclosed Material Liabilities</u>

Except:

4.1.7.1 as set forth in the Disclosed Information or as disclosed or reflected in the audited consolidated financial statements of Ariane as at and for the year ended December 31, 2002 and the unaudited interim consolidated financial statements of Ariane as at and for the quarter ended June 30, 2003, previously delivered to Cambior as part of the Disclosed Information; and

4.1.7.2 for liabilities and obligations:

4.1.7.2.1 incurred in the ordinary course of business and consistent with past practice; or

4.1.7.2.2 pursuant to the terms of this Agreement;

Ariane, together with its Subsidiaries, taken as a whole, has not incurred any liabilities of any nature, whether accrued, contingent or otherwise that have constituted or would be reasonably likely to constitute a Material Adverse Change.

4.1.8 <u>Personnel Obligations</u>

There are no Personnel Obligations other than as set forth in the Disclosed Information.

4.1.9 Securities Matters and Reports

Ariane has heretofore made available to Cambior true and complete copies of Ariane's Annual Information Form dated May 1, 2003, Annual Report for the year ended December 31, 2002 and Management Information Circular dated May 9, 2003 (collectively, the "Public Documents"). As of their respective dates, the Public Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with securities Laws. The audited financial statements and unaudited interim financial statements of Ariane publicly issued by Ariane, previously delivered to Cambior, or included or incorporated by reference in such form, statements, prospectuses and other offering documents were prepared in accordance with GAAP and fairly present the financial position, results of operations and changes in financial position of Ariane as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

4.1.10 Compliance with Law

Ariane and its Subsidiaries have complied with and are in compliance with all Laws and regulations applicable to the operation of their respective businesses, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect or would materially affect the ability of Ariane to consummate the transactions contemplated hereby.

4.1.11 Books and Records

The corporate records and minute books of Ariane and its Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

4.1.12 Litigation, etc.

Except as disclosed in the Disclosed Information prior to the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Ariane, threatened against Ariane or any of its Subsidiaries before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgment against or liability of Ariane or any of its Subsidiaries or other person which, if successful, would have a Material Adverse Effect, or materially adversely affect the ability of Ariane to perform its obligations hereunder.

4.1.13 Environmental

Except as set forth in the Disclosed Information:

4.1.13.1 Ariane is not aware of and neither it nor any of its Subsidiaries has received:

4.1.13.1.1 any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

4.1.13.1.2 any demand or notice with respect to the material breach of any environmental, health or safety Law applicable to Ariane or any of its Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

4.1.13.2 Ariane and its Subsidiaries have not received notice of and are not aware of any material environmental liabilities related to their respective assets;

4.1.13.3 all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the current ownership, operation, development, maintenance, or use of any of the assets have been obtained and maintained in effect; and

4.1.13.4 Ariane and its Subsidiaries, their respective assets and the current ownership, operation, development, maintenance and use thereof are in material compliance with all environmental Laws and with all terms and conditions of all Environmental Permits.

For purposes of this Section 4.1.13, Ariane provides each of the representations and warranties to its knowledge, without inquiry, with respect to those operations and assets which it does not operate.

4.1.14 Exploration Permits

All documentation that has been filed with, or otherwise transmitted to, and all steps that have been taken *vis-à-vis* all relevant Government Authorities of France, by Ariane or its Subsidiaries, as the case may be, in connection with the Camp Caïman and Trésor Permits and its application for a mining concession covering a portion of such Permits, have been performed in full compliance with all applicable Laws including, without limitation, the Charter of the *Parc Naturel Régional de Guyane.*

4.1.15 Material Agreements

There are no agreements, permits, licenses, approvals, certificates, rights and authorizations, material to the conduct of Ariane's business except as disclosed in the Disclosed Information. Unless otherwise disclosed in the Disclosed Information all such agreements, permits, licenses, approvals, certificates, rights and authorizations are valid and subsisting, in accordance with their respective terms and except as disclosed in the Disclosed Information or as otherwise disclosed in writing to Cambior, Ariane is not in material default under any of such agreements, permits, licenses, approvals, certificates, rights or authorizations. Except as disclosed in the Disclosed Information or as otherwise disclosed in writing to Cambior, Ariane is not a party to any agreement or other writing that would require any payment or the obtaining of a consent in connection with a change of control of Ariane.

4.2 Representations and Warranties of Cambior and Cambior Subco

Each of Cambior and Cambior Subco hereby represents and warrants to Ariane as follows and acknowledges that Ariane is relying upon these representations and warranties in connection with the entering into of this Agreement:

4.2.1 Organization and Qualification

Each of Cambior and its Subsidiaries is a corporation or company duly incorporated and organized and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to own its properties and carry on its business as now owned and being conducted. Each of Cambior and its Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Cambior Material Adverse Effect.

4.2.2 Authority Relative to this Agreement

Each of Cambior and Cambior Subco has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of Cambior and Cambior Subco of the transactions contemplated hereby have been duly authorized by the boards of directors of each of Cambior and Cambior Subco, respectively, and no other corporate proceedings on the part of Cambior or Cambior Subco are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Cambior and Cambior Subco and constitutes a valid and legally binding obligation of each of Cambior and Cambior Subco enforceable against Cambior and Cambior Subco in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity.

4.2.3 No Violations

4.2.3.1 Neither the execution and delivery of this Agreement by Cambior and Cambior Subco, the consummation by them of the transactions contemplated hereby nor compliance by them with any of the provisions hereof will:

4.2.3.1.1 violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Cambior or any of its Subsidiaries under any of the terms, conditions or provisions of (x) the charter or by-laws of Cambior or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien or contract or other instrument or obligation to which Cambior or any of its Subsidiaries is a party or to which any of them, or any of their properties or assets, may be subject or by which Cambior or any of its Subsidiaries is bound (except, in the case of each of clauses (x) and (y) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Cambior Material Adverse Effect or on the ability of Cambior to consummate the transactions contemplated hereby);

4.2.3.1.2 subject to compliance with the statutes and regulations referred to in Section 4.2.3.2, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Cambior or any of its Subsidiaries; or

4.2.3.1.3 cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Cambior Material Adverse Effect.

4.2.3.2 Other than pursuant to or in compliance with the provisions of corporate Laws, securities Laws, the rules of the Toronto Stock Exchange, the rules of the American Stock Exchange and any pre-merger notification provisions in applicable statutes, and except for filings or registrations which, if not made, or for authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Cambior to consummate the business combination transaction contemplated hereby, no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Cambior in connection with the making or the consummation of the transactions contemplated in this Agreement.

4.2.4 Capitalization

As of the date hereof, the authorized share capital of Cambior consists of an unlimited number of Cambior Shares and an unlimited number of Class I and Class II preferred shares. As of the date hereof, 212,126,588 Cambior Shares in the capital of Cambior are issued and outstanding and no Class I or Class II preferred shares are issued and outstanding. As of the date hereof, an aggregate of 96 persons hold options to purchase an aggregate of 6,360,400 Cambior Shares. As of the close of business on October 22, 2003, Cambior has 150,000 non-listed common share purchase warrants, 13,537,814 Series B common share purchase warrants and 20,000,000 Series C common share purchase warrants (the Series B and C warrants are listed and trade on the Toronto Stock Exchange) to acquire in the aggregate 33,687,814 Cambior Shares at an exercise price of $0.56, $3.00 and $3.75, respectively. Except as set forth above in this Section 4.2.4, there are no stock options, warrants or other rights (including convertible or exchangeable securities), agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Cambior of any shares in the capital of Cambior or any securities convertible into or exchangeable or exercisable for or otherwise evidencing a right to acquire, any shares in the capital of Cambior, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangement or commitments based upon the book value, income or other attribute of Cambior.

4.2.5 No Material Adverse Change

Except as publicly disclosed by Cambior since December 31, 2002 through to the date hereof, Cambior has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not been any Cambior Material Adverse Change.

4.2.6 Securities Matters and Reports

Cambior has heretofore made available to Ariane true and complete copies of Cambior's (i) Annual Information Form dated May 20, 2003, (ii) Annual Report for the year ended December 31, 2002, (iii) Management Information Circular dated April 4, 2003 and (iv) Prospectus dated August 5, 2003 (collectively, the "Cambior Public Documents"). As of their respective dates, the Cambior Public Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with securities Laws. The audited financial statements and unaudited interim financial statements of Cambior publicly issued by Cambior, previously delivered to Ariane, or included or incorporated by reference in such form, statements, prospectuses and other offering documents were prepared in accordance with GAAP and fairly represent the financial position, results of operations and changes in financial position of Cambior as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

4.2.7 Cambior Shares

Cambior has reserved a sufficient number of Cambior Shares for issuance upon the completion of the Amalgamation. The Cambior Shares to be issued in connection with the Amalgamation will be duly and validly issued by Cambior on their respective dates of issue as fully paid and non-assessable securities.

4.2.8 Compliance with Laws

Cambior and its Subsidiaries have complied with and are in compliance with all Laws and regulations applicable to the operation of their respective businesses, except where such non-compliance would not, considered individually or in the aggregate, have a Cambior Material Adverse Effect or would materially affect the ability of Cambior to consummate the transactions contemplated hereby.

4.2.9 Litigation, etc.

Except as disclosed publicly or in writing by Cambior to Ariane prior to the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Cambior, threatened against Cambior or any of its Subsidiaries before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgment against or liability of Cambior or any of its Subsidiaries or other person, which, if successful, would have a Cambior Material Adverse Effect, or materially adversely affect the ability of Cambior to perform its obligations hereunder.

4.2.10 Environmental

Except as disclosed publicly or in writing by Cambior to Ariane:

4.2.10.1 Cambior is not aware of and neither it nor any of its Subsidiaries has received:

4.2.10.1.1 any order or directive which relates to environmental matters or which requires any material work, repairs, construction, or capital expenditures; or

4.2.10.1.2 any demand or notice with respect to the material breach of any environmental, health or safety Law applicable to Cambior or any its Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

4.2.10.2 Cambior and its Subsidiaries have not received notice of and are not aware of any material environmental liabilities related to their respective assets;

4.2.10.3 all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the ownership, operation, development, maintenance, or use of any of the assets have been obtained and maintained in effect; and

4.2.10.4 Cambior and its Subsidiaries, their respective assets and ownership, operation, development, maintenance and use thereof are in material compliance with all environmental Laws and with all terms and conditions of all Environmental Permits.

For purposes of this section, Cambior provides each of the representations and warranties to its knowledge, without inquiry, with respect to those operations and assets which it does not operate.

4.3 Survival

For greater certainty, the representations and warranties of each of Cambior, Cambior Subco and Ariane contained herein shall survive the execution and delivery of this Agreement and shall terminate and be extinguished on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 5
CONDUCT OF BUSINESS

5.1 Conduct of Business by Ariane

Except as required by Law or is otherwise expressly permitted or specifically contemplated by this Agreement, Ariane covenants and agrees that, during the period from the date of this Agreement until the earlier of either the Effective Time or the time that this Agreement is terminated by its terms, unless Cambior shall otherwise agree in writing:

5.1.1 Ariane shall, and shall cause its Subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business and consistent with past practice, and Ariane shall and shall cause its Subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships.

5.1.2 Ariane shall not directly or indirectly do or permit to occur any of the following:

5.1.2.1 amend the Ariane Governing Documents;

5.1.2.2 declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any Person other than the inter-corporate loans and advances;

5.1.2.3 issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Ariane, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Ariane Shares, other than common shares issuable pursuant to the terms of the Ariane Options;

5.1.2.4 redeem, purchase or otherwise acquire any of its outstanding shares or other securities including, without limitation, under an issuer bid;

5.1.2.5 split, combine or reclassify any of its shares;

5.1.2.6 adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Ariane or any of its Subsidiaries;

5.1.2.7 reduce its stated capital; or

5.1.2.8 enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above.

5.1.3 Ariane and its Subsidiaries shall not, other than in the ordinary course of business and consistent with past practice, or as required or contemplated by this Agreement, without prior consultation with and the consent of Cambior, directly or indirectly do any of the following:

5.1.3.1 sell, pledge, dispose of or encumber any assets;

5.1.3.2 acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer;

5.1.3.3 acquire any material assets;

5.1.3.4 incur any indebtedness for borrowed money other than pursuant to existing facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than the Personnel Obligations and fees payable to legal and accounting advisors in the ordinary course and fees payable to legal, accounting, engineering and financial advisors in connection with the matters and transactions contemplated by this Agreement;

5.1.3.5 authorize, recommend or propose any release or relinquishment of any material contractual right;

5.1.3.6 waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document;

5.1.3.7 enter into or terminate any hedges, swaps or other similar financial instruments or transactions;

5.1.3.8 enter into any agreements with directors or officers of Ariane or their respective Affiliates; or

5.1.3.9 authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing.

5.1.4 From the date hereof, Ariane will not without prior consultation with and the consent of Cambior enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (i) ordinary course expenditures, (ii) expenditures required by Law, (iii) expenditures made in connection with transactions contemplated in this Agreement, and (iv) capital expenditures required to prevent the occurrence of a Material Adverse Effect.

5.1.5 Notwithstanding, for greater certainty, Section 5.1.3, in no case shall Ariane or any of its Subsidiaries create any new Personnel Obligations and, except for payment of the existing Personnel Obligations (from which Ariane shall make appropriate withholdings as required by applicable tax Laws), neither Ariane nor any of its Subsidiaries shall grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay arising from the Amalgamation or a change of control of Ariane or the entering into of any employment agreement with, any senior officer or director, or with respect to any increase of benefits payable under its current severance or termination pay policies.

5.1.6 Neither Ariane nor any of its Subsidiaries shall hire any additional employee or retain the services of any additional advisor or consultant without having obtained Cambior's prior written consent.

5.1.7 Neither Ariane nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the Law or with respect to existing provisions of any such plans, programs, arrangements or agreements without the consent of Cambior.

5.2 <u>Conduct of Business by Cambior</u>

Except as required by Law or is otherwise expressly permitted or specifically contemplated by this Agreement, each of Cambior and Cambior Subco covenants and agrees that, during the period from the date of this Agreement until the earlier of either the Effective

Time or the time that this Agreement is terminated by its terms, unless Ariane shall otherwise agree in writing:

5.2.1 Cambior shall, and shall cause its Subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business and consistent with past practice, and Cambior shall and shall cause its Subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships.

5.2.2 Cambior shall not directly or indirectly do or permit to occur any of the following:

5.2.2.1 amend the Cambior Governing Documents;

5.2.2.2 declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any Person other than the inter-corporate loans and advances;

5.2.2.3 issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Cambior, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Cambior, Shares other than common shares issuable pursuant to the terms of the share purchase options granted under Cambior's long term incentive plan and being outstanding and unexercised on the date hereof, and the terms of the common share purchase warrants referred to in Section 4.2.4;

5.2.2.4 redeem, purchase or otherwise acquire any of its outstanding shares or other securities including, without limitation, under an issuer bid;

5.2.2.5 split, combine or reclassify any of its shares;

5.2.2.6 adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Cambior or any of its Subsidiaries;

5.2.2.7 reduce its stated capital; or

5.2.2.8 enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above.

5.3 Integration of Operations

From and after the mailing of the Information Circular, Cambior and its representatives will be permitted reasonable access to Ariane's management personnel and employees to permit Cambior to be in a position to expeditiously integrate the business and operations of Ariane with those of Cambior immediately upon but not prior to, the Effective Time, provided such reasonable access does not cause any unreasonable disruptions to Ariane's business or operations prior to the Effective Time.

ARTICLE 6
COVENANTS OF ARIANE

6.1 Recommendation of Amalgamation

The board of directors of Ariane shall recommend to the Ariane Shareholders the approval of the Special Resolution and shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Cambior such recommendation or take any action or make any statement in connection with the Ariane Meeting inconsistent with such recommendation; provided, however, that the board of directors of Ariane may withdraw, modify or change its recommendation or take any action or make any statement in connection with the Ariane Meeting inconsistent with such recommendation if, prior to the approval of the Amalgamation by the Ariane Shareholders, Ariane receives a Superior Proposal that was not solicited or encouraged in violation of Section 6.4 and the board of directors of Ariane determines in good faith that it is necessary for the board of directors of Ariane to take such action in order to discharge properly its fiduciary duties or to comply with applicable Laws, and the board of directors otherwise acts consistently with Section 6.4.

6.2 Representations and Warranties

Ariane covenants and agrees that from the date hereof until termination of this Agreement it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representation and warranties set out in Section 4.1 being untrue in any material respect.

6.3 Notice of Material Change

From the date hereof until the termination of this Agreement, Ariane shall promptly notify Cambior in writing of:

6.3.1 any material change (actual, anticipated, contemplated or, to the knowledge of Ariane or any of its Subsidiaries, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Ariane and its Subsidiaries, taken as whole;

6.3.2 any change in the facts relating to any representation or warranty set out in Section 4.1 hereof which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

6.3.3 any material fact which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Ariane shall in good faith discuss with Cambior any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Ariane or any of its Subsidiaries, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Cambior pursuant to this section.

6.4 No Solicitation

Ariane shall not, directly or indirectly, through any officer, director, employee, representative or agent of Ariane or any of its Subsidiaries, solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of a Competing Proposal; provided, however, that nothing contained in this Agreement shall prevent the board of directors of Ariane from considering, negotiating, accepting, approving, recommending to its shareholders or entering into an agreement, understanding or arrangement in respect of a *bona fide*, written Competing Proposal that is not solicited after the date hereof where the Person making such Competing Proposal or the making of the Competing Proposal is not in breach of any agreement between such Person and Ariane and (a) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of Ariane, acting in good faith, to be reasonably likely to be obtained and (b) in respect of which the board of directors of Ariane determines in good faith is, or would be, if consummated in accordance with its terms, reasonably expected to result in a transaction more favourable to its shareholders than the Amalgamation (any such Competing Proposal being referred to herein as a "Superior Proposal").

6.5 Other Covenants

Ariane covenants and agrees that it shall:

6.5.1 use all commercially reasonable efforts to consummate the Amalgamation, subject only to the terms and conditions hereof and thereof;

6.5.2 use all commercially reasonable efforts to obtain all appropriate Regulatory Approvals; and

6.5.3 not take any action or permit any of its Subsidiaries to take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever is first.

ARTICLE 7
COVENANTS OF CAMBIOR AND CAMBIOR SUBCO

7.1 Representations and Warranties

Each of Cambior and Cambior Subco covenants and agrees that, from the date hereof until termination of this Agreement, it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in Section 4.2 hereof being untrue in any material respect.

7.2 Notice of Material Change

From the date hereof until the termination of this Agreement, each of Cambior and Cambior Subco, as the case may be, shall promptly notify Ariane in writing of:

7.2.1 any material change (actual, anticipated, contemplated or, to the knowledge of Cambior or any of its Subsidiaries, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Cambior and its Subsidiaries, taken as whole;

7.2.2 any change in the facts relating to any representation or warranty set forth in Section 4.2 hereof which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

7.2.3 any material fact which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Each of Cambior or Cambior Subco, as the case may be, shall in good faith discuss with Ariane any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Cambior or any of its Subsidiaries, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Ariane pursuant to this section.

7.3 Indemnification of Directors and Officers; Insurance

For a period of 21 months ending on August 20, 2005, Cambior shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Ariane (provided, however, that Cambior may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Date.

7.4 Other Covenants

Each of Cambior and Cambior Subco covenants and agrees that it shall:

7.4.1 use all commercially reasonable efforts to consummate the Amalgamation, subject only to the terms and conditions hereof and thereof;

7.4.2 use all commercially reasonable efforts to obtain all appropriate Regulatory Approvals;

7.4.3 not take any action or permit any of its Subsidiaries to take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever is first;

7.4.4 not split, consolidate or reclassify any of the outstanding Cambior Shares, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding Cambior Shares, other than normal and customary dividends on Cambior Shares; and

7.4.5 not reorganize, amalgamate or merge Cambior with any other person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition or other transaction would reasonably be expected to prevent or materially delay the transactions contemplated hereby.

ARTICLE 8
MUTUAL COVENANTS

8.1 Other Filings

Cambior and Ariane shall, as promptly as practicable hereafter, prepare and file all filings required under any securities Laws, the rules of the Toronto Stock Exchange, the rules of the American Stock Exchange or any other applicable Laws relating to the transactions contemplated hereby.

8.2 Additional Agreements

Subject to the terms and conditions of this Agreement and subject to fiduciary obligations under applicable Laws, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

8.2.1 to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements (including, without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Ariane's operations);

8.2.2 to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

8.2.3 to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby;

8.2.4 to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities; and

8.2.5 to fulfill all conditions and satisfy all provisions of this Agreement.

For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

8.3 Cambior Access to Information

Notwithstanding the investigation of Ariane conducted by or on behalf of Cambior prior to the execution of this Agreement, Ariane shall give Cambior and its authorized agents reasonable ongoing access during the term of this Agreement, upon reasonable notice to Ariane, to all of Ariane's and its Subsidiaries' information, senior personnel, properties, books, records, agreements and commitments, as Cambior may reasonably require, on and subject to the terms set forth in the Confidentiality Agreement. In addition, Ariane shall co-operate with Cambior and any such authorized persons in their review and furnish such persons with all material information with respect to Ariane and its Subsidiaries and their ongoing operations and activities as Cambior or any person authorized by them may reasonably request, provided that Cambior shall designate the individual or individuals to co-ordinate such access and further provided that Cambior shall not unreasonably disrupt the normal business operations of Ariane or its Subsidiaries. Ariane's obligations under this Section are subject to any legally binding obligations of confidentiality in favour of any third party. The provisions of the Confidentiality Agreement shall continue to apply, mutatis mutandis, to all information so provided to Cambior.

ARTICLE 9
CONDITIONS

9.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Amalgamation and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of Cambior, Cambior Subco and Ariane:

9.1.1 the Special Resolution shall have been approved;

9.1.2 there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation or the other transactions contemplated by this Agreement;

9.1.3 this Agreement shall not have been terminated pursuant to ARTICLE 10;

9.1.4 the Cambior Shares issuable pursuant to the Amalgamation shall have been conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange, subject to the filing of required documentation; and

9.1.5 all Regulatory Approvals shall have been obtained.

If any of the above conditions shall not have been complied with or waived by the parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then a party may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the party terminating the Agreement. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by a party of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such defaulting party shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

9.2 Additional Conditions Precedent to the Obligations of Cambior and Cambior Subco

The obligations of Cambior and Cambior Subco to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Cambior and Cambior Subco and may be waived by Cambior and Cambior Subco and any one or more of which, if not satisfied or waived, will relieve Cambior and Cambior Subco of any obligation under this Agreement):

9.2.1 no Material Adverse Change with respect to Ariane shall have occurred between the date hereof and the Effective Date;

9.2.2 Ariane shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement, and all representations and warranties of Ariane contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching party has been given written notice by the other party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching party shall have had three days to cure such misrepresentation, breach or non-performance); the president of Ariane or another officer satisfactory to Cambior shall so certify immediately prior to the Effective Date, as well as certifying that Ariane meets the requirements set out in Section 185(2)(a) of the Act in respect of the Amalgamation;

9.2.3 the Ariane board shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Ariane to permit the consummation of the Amalgamation;

9.2.4 from the date of this Agreement until the date upon which the Ariane Shareholders approve the Amalgamation, the board of directors of Ariane shall not have withdrawn, modified or changed in a manner adverse to Cambior its recommendation to Ariane Shareholders to vote in favour of the Special Resolution;

9.2.5 Cambior's lenders shall have consented to the Amalgamation prior to the Effective Date;

9.2.6 Cambior shall be fully satisfied, acting reasonably, that all documentation that has been filed with, or otherwise transmitted to, and all steps that have been taken *vis-à-vis* all relevant Regulatory Authorities of France, by Ariane and its Subsidiaries in connection with its holding of the exploration permits known as Camp Caïman and Trésor and its application for a mining concession covering portions of such permits, have been performed in full compliance with all applicable Laws including, without limitation, the Charter of the *Parc Naturel Régional de Guyane*; and

9.2.7 Ariane Shareholders holding not more than 5% of the outstanding Ariane Shares shall have exercised their dissent rights in respect of the Amalgamation.

If any of the above conditions shall not have been complied with or waived by the parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in Section 9.2.2, Cambior and Cambior Subco may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Cambior or Cambior Subco. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Cambior or Cambior Subco of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such party shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

9.3 <u>Additional Conditions Precedent to the Obligations of Ariane</u>

The obligations of Ariane to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, to each of the following conditions precedent (each of which is for the exclusive benefit of Ariane and may be waived by Ariane and any one or more of which, if not satisfied or waived, will relieve Ariane of any obligation under this Agreement):

9.3.1 no Cambior Material Adverse Change shall have occurred between the date hereof and the Effective Date;

9.3.2 Cambior shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement, and all representations and warranties of Cambior contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching party has been given written notice by the other party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching party shall have had three days to cure such misrepresentation, breach or non-performance); the president of Cambior or another officer satisfactory to Ariane shall so certify immediately prior to the Effective Date, as well as certifying that Cambior Subco meets the requirements set out in Section 185(2)(a) of the Act in respect of the Amalgamation; and

9.3.3 the Cambior and Cambior Subco boards shall have adopted all necessary resolutions and Cambior Subco and all other necessary corporate actions shall have been taken by Cambior to permit the consummation of the Amalgamation.

If any of the above conditions shall not have been complied with or waived by the parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in Section 9.3.2, Ariane may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Ariane. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Ariane of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, Ariane shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

ARTICLE 10
TERMINATION AND AMENDMENT

10.1 Termination

This Agreement may be terminated by written notice promptly given to the other party hereto, at any time prior to the Effective Date:

10.1.1 by mutual agreement in writing by Cambior and Ariane;

10.1.2 by Cambior if (i) the Information Circular is not mailed to Ariane Shareholders by November 15, 2003 or (ii) the Effective Date has not occurred by the Completion Deadline;

10.1.3 as set forth in Sections 9.1, 9.2 and 9.3 of this Agreement; or

10.1.4 by Ariane or Cambior, if Ariane's board of directors has received and, in good faith, recommended acceptance of a Superior Proposal.

10.2 <u>Effect of Termination</u>

In the event of the termination of this Agreement as provided in Section 10.1 hereof, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Cambior or Ariane hereunder except as set forth in Section 10.3 hereof and this Section 10.2, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any party from liability for any breach of this Agreement.

10.3 <u>Termination Fee, Expenses</u>

10.3.1 Provided that Cambior is not in breach of its material obligations, covenants and agreements under this Agreement, Ariane agrees that if:

10.3.1.1 Cambior terminates this Agreement under Section 10.1.3 due to the breach by Ariane of its obligations under Section 2.2.1 or Section 6.1;

10.3.1.2 Cambior terminates this Agreement under Section 10.1.4; or

10.3.1.3 a Superior Proposal is publicly announced prior to the Effective Date and is successfully completed within six months of the Effective Date;

Ariane shall pay to Cambior an amount equal to $2,200,000 (the "Termination Fee"), payable (x) within five Business Days following a termination referred to in either Section 10.3.1.1 or Section 10.3.1.2 of this Section 10.3, or (y) within five Business Days of the successful completion of the Superior Proposal referred to in Section 10.3.1.3 of this Section 10.3.

10.3.2 Provided that Cambior is not in breach of its material obligations, covenants and agreements under this Agreement, Ariane agrees that if:

10.3.2.1 Cambior terminates this Agreement under either Section 9.2.1 or Section 9.2.2; or

10.3.2.2 the Special Resolution is not approved;

Ariane shall reimburse Cambior's reasonable out-of-pocket expenses (including, without limitation, reasonable legal counsel fees and disbursements), provided, however, for greater certainty, that no such reimbursement shall be payable if a Termination Fee is payable under sub-section 10.3.1.

10.4 <u>Amendment</u>

This Agreement may, at any time on or before the Effective Date be amended by mutual agreement between the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto.

10.5 Waiver

Cambior, on the one hand, and Ariane, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein or (iii) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 11
GENERAL

11.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a) if to Cambior:

CAMBIOR INC.
1111 Saint-Charles Street West
East Tower, Suite 750
Longueuil, Québec J4K 5G4

Attention: Marc Dagenais, Vice-President, Legal Affairs
Facsimile: (450) 677-3382

with a copy to:

McCARTHY TÉTRAULT LLP
Le Windsor
1170 Peel Street
Montreal, Québec H3B 4S8

Attention: Benjamin H. Silver
Facsimile: (514) 875-6246

(b) if to Ariane:

ARIANE GOLD CORP.
1111 Saint-Charles Street West
East Tower, Suite 758
Longueuil, Québec J4K 5G4

Attention: James Crombie, President and Chief Executive Officer
Facsimile: (450) 677-2601

with a copy to:

STIKEMAN ELLIOTT LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Jay C. Kellerman
Facsimile: (416) 947-0866

11.2 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.

11.3 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.4 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.5 Counterpart Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

11.6 Investigation by Parties

No investigations made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party in or pursuant to this Agreement.

IN WITNESS WHEREOF, Cambior and Ariane have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CAMBIOR INC.

Per: (Signed) "Louis Gignac"

Name: Louis Gignac

Title: President & CEO

ARIANE GOLD CORP.

Per: (Signed) "J.A. Crombie"

Name: J.A. Crombie

Title: President & CEO

4197542 CANADA INC.

Per: (Signed) "Marc Dagenais"

Name: Marc Dagenais

Title: Director

SCHEDULE 1.1.7

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the ● day of ●, 2003,

BETWEEN:

CAMBIOR INC., a company incorporated under the laws of the Province of Québec,

(hereinafter called "**Cambior**")

- and -

4197542 CANADA INC., a corporation incorporated under the laws of Canada,

(hereinafter called "**Cambior Subco**");

- and -

ARIANE GOLD CORP., a corporation incorporated under the laws of Canada,

(hereinafter called "**Ariane**");

RECITALS:

The authorized share capital of Cambior consists of an unlimited number of common shares and an unlimited number of Class I and Class II preferred shares, all without nominal value, of which 212,176,588 common shares in the share capital of Cambior are issued and outstanding and no Class I or Class II preferred shares are issued and outstanding;

The authorized share capital of Cambior Subco consists of an unlimited number of common shares without nominal value, of which one common share in the share capital of Cambior Subco is issued and outstanding and is held by Cambior;

The authorized share capital of Ariane consists of an unlimited number of common shares and an unlimited number of first preferred shares, all without nominal value, of which 44,120,111 common shares in the share capital of Ariane are issued and outstanding and no first preferred shares are issued and outstanding;

Cambior, Cambior Subco and Ariane have entered into the Merger Agreement;

Cambior Subco and Ariane, acting under the authority contained in the CBCA have agreed to amalgamate upon the terms and conditions hereinafter set out with effect from 12:01 A.M. (Montreal time) on the Effective Date;

The Amalgamation involves, *inter alia*, the issue of Cambior Shares to Ariane Shareholders; and

It is desirable that the Amalgamation should be effected.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1. Interpretation

In this Agreement including the recitals:

"**Agreement**" means this agreement, its recitals and schedules, and any amendment made to this Agreement;

"**Amalgamated Corporation**" means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

"**Amalgamating Corporation**" means each of Cambior Subco and Ariane and "**Amalgamating Corporations**" means both of them;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations pursuant to the provisions of the CBCA in the manner contemplated in and pursuant to this Agreement;

"**Ariane Shareholder**" means a registered holder of Ariane Shares, from time to time, and "Ariane Shareholders" means all of such holders;

"**Ariane Shares**" means the common shares in the share capital of Ariane issued and outstanding on the Effective Date;

"**Articles of Amalgamation**" means the articles of amalgamation giving effect to the Amalgamation to be filed with the Director appointed under the CBCA pursuant to this Agreement, in the form annexed hereto as Schedule "A";

"**Cambior Shares**" means the common shares in the share capital of Cambior;

"**Cambior Subco Shares**" means the common shares in the share capital of Cambior Subco;

"**CBCA**" means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended;

"**Certificate of Amalgamation**" means the certificate of amalgamation to be issued by the Director appointed under the CBCA in respect of the Amalgamation;

"**Depository**" means CIBC Mellon Trust Company, the registrar and transfer agent for the Cambior Shares;

"**Dissenting Shareholder**" means any Ariane Shareholder who, in connection with the special resolution of Ariane Shareholders which approves and adopts this Agreement, has exercised the right to dissent pursuant to section 190 of the CBCA in strict compliance with the provisions thereof and thereby become entitled to receive, if the Amalgamation is completed, the fair value of his or her Ariane Shares as determined by a court;

"**Effective Date**" means the "Effective Date" as defined in the Merger Agreement; and

"**Merger Agreement**" means the merger agreement dated October 28, 2003 among Cambior, Cambior Subco and Ariane.

In the event of any conflict between the provisions of this Agreement and the provisions of the Merger Agreement, the provisions of the Merger Agreement shall prevail.

2. Agreement to Amalgamate

Each of the parties hereto hereby agrees to the Amalgamation such that the Amalgamating Corporations shall continue as one corporation under the CBCA, on the terms and conditions set out in this Agreement.

3. Amalgamation Events

Upon the Amalgamation on the Effective Date:

(a) each Ariane Share (other than those held by Cambior Subco and any Dissenting Shareholder) outstanding immediately prior to the Effective Date shall be cancelled and replaced by 0.3436 of a fully paid and non-assessable Cambior Share. No fractional Cambior Share will be issued or delivered to any Ariane Shareholder otherwise entitled thereto. Instead, such Ariane Shareholder will receive a cash payment in accordance with Section 6 hereof;

(b) each Ariane Share outstanding immediately prior to the Effective Date and then held by Cambior Subco shall not be converted into shares in the share capital of the Amalgamated Corporation and shall be cancelled without any repayment of capital in respect thereof;

(c) each common share of Cambior Subco outstanding immediately prior to the Effective Date shall be converted into one common share in the share capital of the Amalgamated Corporation; and

(d) in consideration of the issuance by Cambior of Cambior Shares to Ariane Shareholders pursuant to paragraph 3(a) hereof, Cambior shall receive one common share in the share capital of the Amalgamated Corporation for each Cambior Share issued by Cambior in connection with the Amalgamation.

4. Delivery of Securities Following Amalgamation

As soon as practicable following the Effective Date, Cambior shall cause the Depository to send to each Ariane Shareholder (other than Cambior Subco and any Dissenting Shareholder) outstanding immediately prior to the Effective Date, by ordinary first class mail, and provided that the Depository has received the certificates evidencing such Ariane Shares, certificates evidencing the Cambior Shares to which each such Ariane Shareholder shall have become entitled in accordance with paragraph 3(a) hereof.

5. Negative Covenants

From the date hereof to and including the Effective Date, Cambior Subco covenants that it will not:

(a) reserve, allot, create, issue or distribute any of its securities other than (i) securities issuable upon the exercise, conversion or exchange of previously issued securities; or (ii) securities to be issued in order to effect the transactions described in the management proxy circular relating to a special meeting of shareholders of Ariane dated October 29, 2003;

(b) declare or pay dividends on any of its shares other than as has been publicly disclosed as of the date hereof or make any other issue, payment or distribution to the holders of its securities including, without limitation, the issue, payment or distribution of any of its assets or property to such holders;

(c) authorize or take any action to amalgamate, merge, reorganize, effect an arrangement, liquidate, dissolve, wind-up or transfer all or substantially all of its undertaking or assets to another corporation or entity;

(d) reclassify the Cambior Subco Shares outstanding or change the Cambior Subco Shares into other shares or securities or subdivide, redivide, reduce, combine or consolidate the Cambior Subco Shares into a greater or lesser number of shares, effect any other capital reorganization or amend the designation of or the rights, privileges, restrictions or conditions attaching to the Cambior Subco Shares;

(e) amend its articles or by-laws; or

(f) enter into any transaction, or take any other action, out of the ordinary course of its business which would reasonable be expected to result in a material diminishment in the price or value of the Cambior Subco Shares.

6. Fractional Shares

No fractional Cambior Shares will be issued or delivered to any Ariane Shareholders otherwise entitled thereto. Instead, such Ariane Shareholders will receive a cash payment equal to their proportionate share of the proceeds (after deducting fees and expenses) received by the Depositary on the sale of the Cambior Shares representing the accumulation of all fractional interests in Cambior Shares that would otherwise be issuable to Ariane Shareholders, other than Dissenting Shareholders, in connection with the Amalgamation. The Depositary will make arrangements to sell such Cambior Shares on the Toronto Stock Exchange on behalf of those Ariane Shareholders as soon as possible after the Effective Date.

7. Articles of Amalgamation

The Articles of Amalgamation of the Amalgamated Corporation shall be in the form annexed hereto as Schedule "A".

8. Name

The name of the Amalgamated Corporation shall be "[●]" in the English language form and "[●]" in the French language form.

9. Registered Office

Until changed in accordance with the CBCA, the registered office of the Amalgamated Corporation shall be situated in the Province of Québec.

10. Stated Capital

The stated capital account in the records of the Amalgamated Corporation for the common shares of the Amalgamated Corporation shall be equal to the stated capital attributed to the Ariane Shares (other than the Ariane Shares held by Cambior Subco) and the common shares of Cambior Subco.

11. Number of Directors

The board of directors of the Amalgamated Corporation shall consist of not less than one and not more than fifteen directors, the exact number of which shall be determined by the directors from time to time.

12. Initial Directors

The first directors of the Amalgamated Corporation shall be the persons whose names and residential addresses appear below:

Name	Municipality of Residence	Resident Canadian
Louis P. Gignac	Brossard, Québec	Y
Bryan A. Coates	Candiac, Québec	Y
Marc Dagenais	St. Bruno, Québec	Y

13. By-laws

The by-laws of the Amalgamated Corporation shall be, to the extent not inconsistent with this Agreement, the by-laws of Cambior Subco, unless and until repealed or amended.

14. Filing of Articles

Following the approval of this Agreement by the shareholders of the Amalgamating Corporations in accordance with the CBCA and with the terms of the Merger Agreement, and subject to the satisfaction or waiver of all conditions precedent set forth in the Merger Agreement, Cambior shall file the Articles of Amalgamation with the Director appointed under the CBCA, as provided under the CBCA.

15. Termination

This Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation and following the termination of the Merger Agreement, without, except as provided in the Merger Agreement, any recourse by any party hereto or any of their shareholders (including but without limitation any Dissenting Shareholders) or other persons.

16. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Québec sitting in and for the judicial district of Montreal in respect of all matters arising under or in relation to this Agreement.

17. Counterparts

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto.

CAMBIOR INC.

Per: ______________________
Name:
Title:

4197542 CANADA INC.

Per: ______________________
Name:
Title:

ARIANE GOLD CORP.

Per: ______________________
Name:
Title:

Exhibit 7

Westwind Engagement Letter to Ariane Gold Corp.

WESTWIND

October 21, 2003

Board of Directors
Ariane Gold Corp.
1111 St. Charles West
East Tower, Suite 758
Longueuil, Quebec
J4K 5G4

To the Board of Directors:

Westwind Partners Inc. ("Westwind") understands that Ariane Gold Corp. ("Ariane" or the "Company") is contemplating entering into an amalgamation (the "Transaction") with a wholly-owned subsidiary ("Cambior Subco") of Cambior Inc. ("Cambior") whereby, Ariane shareholders will receive one Cambior common share for each 2.91 Ariane common shares, being 0.3436 of a Cambior common share for one Ariane common share (the "Exchange Ratio"). We understand that the Transaction is to be implemented as described in a merger agreement (the "Merger Agreement"), to be dated on or about the date hereof, among Cambior, Cambior Subco and Ariane.

The terms of, and conditions necessary to complete, the Transaction will be described in an Ariane management proxy circular (the "Proxy Circular") to be mailed to all security holders of Ariane in connection with a special meeting of shareholders (the "Shareholder Meeting").

Engagement

Pursuant to an engagement letter dated as of October 6, 2003, Westwind was retained by the Board of Directors of Ariane (the "Board") in connection with the Transaction, which services included service and assistance to the Board and the preparation and delivery to the Board of an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Transaction to the shareholders of Ariane. Westwind has not been engaged to prepare a valuation of Ariane or Cambior or any of their respective securities or assets and the Fairness Opinion should not be construed as such, nor as a recommendation to any shareholder to adopt the special resolution approving the amalgamation of Cambior Subco and Ariane. Our Fairness Opinion is not, and should not be construed as, advice as to the price at which shares of Ariane or Cambior (before or after the completion of the Transaction) may trade at any future date.

Westwind will be paid a fee by Ariane in connection with its services related to the delivery of the Fairness Opinion to the Board and will be reimbursed for any reasonable out-of-pocket expenses and will be indemnified by Ariane in certain circumstances. Westwind's fee is not contingent on any conclusions as to the fairness of the consideration offered under the Transaction but is only payable subject to and upon the delivery of its Fairness Opinion to the Board.

Westwind Independence

Westwind is not an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of Ariane or Cambior or any of their respective associates or affiliates.

Westwind acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, and may in the future have, positions in securities of Ariane and Cambior and, from time to time, may execute transactions for Ariane or Cambior and on behalf of clients for which it received or may receive compensation. In addition, Westwind, as an investment dealer, conducts research on securities and may in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Ariane and Cambior. Westwind may in the future in the ordinary course of business provide financial advisory, investment banking or other financial services to Ariane and Cambior.

Qualifications of Westwind

Westwind is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trading, and investment research. Westwind is a member of the Investment Dealers Association of Canada, the Montreal Bourse and the Canadian Investor Protection Fund and a participating organization of the Toronto Stock Exchange. Westwind is registered as a broker and investment dealer in the provinces of Quebec, Ontario, Alberta and British Columbia.

The principals of Westwind have been involved in a significant number of transactions involving fairness opinions and valuations of private and publicly-traded companies. The professionals primarily involved in the preparation of this Fairness Opinion include senior officers and directors of Westwind who are experienced in merger, acquisition, divestiture and valuation matters. The Fairness Opinion expressed herein represents the opinion of Westwind and the form and content herein have been approved for release by its Management Committee.

Scope of Review

In preparing this Fairness Opinion, Westwind has reviewed, considered and relied upon, or carried out, among other things, the following:

1. the letter of intent dated September 25, 2003 between Ariane and Cambior regarding the Transaction;
2. the October 6, 2003 draft of the Merger Agreement between Cambior and Ariane;
3. the October 15, 2003 draft of the Proxy Circular;

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

4. certain publicly available business and financial information relating to Ariane and Cambior which Westwind considered to be relevant;
5. Ariane's senior management's financial forecasts, budgets, analyses, mine and business plans and financial models;
6. site visits to Ariane's Camp Caiman Project and Cambior's Rosebel Project in September 2003;
7. discussions with senior management of Ariane and Cambior;
8. discussions with Ariane's and Cambior's respective outside legal counsel and auditors;
9. representations contained in certificates of senior officers of Ariane addressed to Westwind attesting to the accuracy and completeness of the information provided to us;
10. certain industry reports we considered necessary;
11. publicly available information regarding the stock trading history of Cambior's and Ariane's common shares and other selected public companies that we considered relevant;
12. evaluation of the trading multiples of various public companies that have similar characteristics to Ariane and Cambior;
13. an analysis of comparable mining sector transactions;
14. an analysis of the potential pro forma impact of the Transaction and information relating to certain strategic implications and operational benefits of the merger; and
15. such other information, discussion or analyses as Westwind considered necessary or appropriate in the circumstances.

We have not, to the best of our knowledge, been denied access by Ariane to any information that we requested relating to Ariane or the Transaction in the course of preparation of the Fairness Opinion.

Assumptions and Limitations

We have relied upon the accuracy, completeness and fair representation related to all financial and other information, data, advice, representations and opinions (collectively, the "Information") referred to above in providing our Fairness Opinion and our Fairness Opinion is conditional upon the completeness, accuracy and fair representation of such Information and there being no "misrepresentation" (as defined in the *Securities Act* (Ontario)) in any Information. However, in accordance with the terms of our engagement we have not independently verified the accuracy or completeness of any such Information. We have assumed that the representations and warranties of the respective parties to the Merger Agreement, are and will on execution be true, accurate and complete in all material respects.

The management of Ariane has represented to us, in a certificate dated as of the date hereof, among other things, that the Information provided to us on behalf of Ariane are complete and accurate at the date the Information was provided and since the date the Information was provided, there has been no material change, financial or otherwise in the financial condition, assets, liabilities, contingent or otherwise, business, operations or prospects of Ariane and no material change has occurred in the Information which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Our opinion is provided on the basis of the securities markets, economic and general business and financial conditions prevailing at the date hereof and the condition and prospects, financial and otherwise, of Ariane or Cambior as they were reflected in the Information.

We believe that the analyses and factors considered in arriving at our Fairness Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached.

In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and opinions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the proposed Transaction and we express no opinion on such procedures. In addition, we have assumed that all conditions required to implement the proposed Transaction will be met.

We understand that the Transaction is not subject to the formal valuation requirements under Ontario Securities Commission Rule 61-501 or policy Q-27 of the Commission des valeurs mobilieres du Québec. Accordingly, we have not been engaged to provide a formal valuation of the Company, its principal assets or its common shares and this Fairness Opinion should not be construed as such.

In our analysis and in connection with providing this opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of the parties involved in the proposed Transaction.

We have not been asked or authorized to solicit or investigate alternative transactions which might be available to Ariane. Accordingly, we do not express any view as to whether or not any such alternative might be available or the possible terms thereof, and our opinion does not take into consideration the possibility of any such alternative transaction and, in particular, we are not expressing any opinion as to the impact, if any, of the Transaction on the market price of the common shares of Ariane.

Fairness Methodology

In connection with the provision of this Fairness Opinion, we have performed a variety of financial and comparative analyses, including but not limited to: discounted cash flow, publicly traded comparables, precedent transaction comparables, exploration dollars spent and market value. In arriving at our Fairness Opinion, we have not attributed any particular weight to any specific analysis or factor considered by us, but rather have made qualitative judgments based on our experience in rendering such opinions and on the circumstances and information as a whole then prevailing.

Fairness Opinion

Based upon and subject to the foregoing, Westwind is of the opinion that the Transaction is fair, from a financial point of view, to the shareholders of Ariane.

This opinion has been prepared for the exclusive use of, and may only be used or relied upon by, the Board for the sole purpose of determining whether the Transaction is fair, from a financial point of view, to the shareholders of Ariane and may not be used or relied upon by any other person without the express prior written consent of Westwind.

This opinion is given as of the date hereof and Westwind disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion that may come or be brought to our attention after the date hereof.

Sincerely yours,

(Signed)
WESTWIND PARTNERS INC.

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

Exhibit 8

Management's Discussion and Analysis of Cambior Inc.
for the year ended December 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

During 2002, Cambior Inc. focused on three main priorities to increase shareholder value: creation of financial capacity while reducing its financial obligations, investment in high return opportunities, and appreciation of Cambior's share price to reflect its net asset value.

The following provides a review of the Company's activities and performance during the past three years and provides an insight into the Company's strategy for the future.

CAMBIOR INC.

Cambior is principally a gold mining company engaged in all facets of the mine life cycle including exploration, development and operation and closure upon depletion. The Company also holds a 50% interest in a niobium mine and from time to time reviews the potential production of other minerals to complement its gold mining operations. The Company also provides mine contracting services on a limited basis to other mining companies.

The Company operates in North and South America, with its main operating bases in Québec, Canada, and the Guiana Shield (Guyana, Suriname).

During 2002, the Company continued to execute a program aimed at rebuilding value for its shareholders which was initiated in 2001 following the completion of its financial restructuring program. This program was necessitated following a liquidity crisis caused by the acceleration of the debt repayment schedule under the 1998 credit facility and the requirement to buy back gold on the open market to meet sales commitments in October 1999. The restructuring resulted in the sale of its base metal mines in Canada and copper projects in South America, as well as other non-strategic assets. The sales proceeds and operating cash flow in 2001 and 2002 were mainly applied to debt reduction. As part of the restructuring, Cambior concluded a $65 million credit facility agreement on January 12, 2001, and negotiated a $55 million prepaid gold forward sales agreement.

The creation of shareholder value in the mining industry is dependent on the acquisition or discovery of mineral reserves or resources, access to capital to develop these reserves, commodity prices and the successful production of metals and minerals. Mining is subject to several risks which are described further in the section "Risks and Uncertainties".

GOLD AND NIOBIUM MARKETS

The Company's revenues are generated predominantly from the sale of gold with the remaining portion from the sale of ferroniobium, a strengthening additive used in the steel alloy industry.

GOLD MARKET

The gold market is relatively small in comparison to other major commodities, and is influenced by:

1) Demand from the jewelry and industrial sectors;
2) Investment demand;
3) Mine supply and producer hedging and de-hedging transactions;
4) Central Bank sales;
5) Political events; and
6) Stability of financial markets.

The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these gold reserves are Central Banks. Some of the more significant European holders of reserves which had indicated a desire to convert their reserves into cash entered into an agreement ("Washington Agreement") in September 1999 to ensure an orderly disposition. It is anticipated that this agreement will be renewed prior to its expiry in September 2004.

The relatively small size of the gold market can result in significant fluctuations based on major variations in demand and supply. The gold price fluctuations for the past 25 years based on the London Bullion Market Price are presented below:

GOLD PRICE - LONDON PM FIX (US$/OZ)


900
800
700
600
500
400
300
200
100
0
Feb 21, 2003
78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

During 2002 and early 2003, the price of gold rebounded from its low of $256 per ounce in 2001, reaching $380 per ounce in February, 2003. The improved price environment is due to:

1) Increased investment interest;
2) Aggressive reduction in hedging commitments by mine producers;
3) Decline in the U.S. dollar against other currencies;
4) Gold production decline in the medium-term following the reduction in exploration investment in the latter part of the 1990s;
5) Monetary policies favourable to reflation of world economies;
6) Political tensions in the Middle East and in North Korea, and the continued threat of terrorism; and
7) Continued weakness and uncertainties in the financial markets.

As required by the Company's debt covenants, Cambior maintains a revenue protection program to secure minimum cash flow to cover its operating costs and meet its financial obligations. During 2002, as a result of its improved financial condition, the Company was able to reduce the hedging requirement from 70% to 35% of gold production until 2005.

During 2002, the Company reduced its gold hedging commitments by 600,000 ounces, representing 32% of commitments, through:

- Scheduled deliveries and closure of contracts;
- Buy-back of commitments; and
- Restructuring of the variable volume forward sales into fixed forwards thereby eliminating 207,000 ounces of potential sales.

The Company will further reduce its gold hedging commitments to 800,000 ounces by the end of 2003, the minimum level imposed by the banks for granting the new credit facility to fund the development of the Rosebel project. The minimum level of hedges is 30% of Cambior's production until the end of 2007, but may be renegotiated upon reaching certain milestones. No further hedges need to be added to meet this level of hedging under the new credit facility.

NIOBIUM MARKET

Niobium consumption grew moderately despite flat steel production, due to an increase in the amount of niobium used in steel production and special alloys. Cambior and its joint venture partner in the Niobec mine participated in the market expansion and estimate that they have maintained their targeted 15% share of the worldwide supply. The niobium market includes a dominant producer located in Brazil who has maintained a market share of approximately 70%.

CONSOLIDATED OPERATIONS

During 2002, the Company incurred a net loss of $8.1 million ($0.06/share), compared to losses of $8.2 million ($0.09/share) and $81.6 million ($1.12/share) in 2001 and 2000, respectively.

THE TABLE BELOW SUMMARIZES THE OPERATING PROFIT FROM MINING OPERATIONS:

(in millions of $)	2002	2001	2000
Revenues	**204.2**	198.2	210.6
Operating costs	**146.6**	144.7	145.5
Refining and transportation	**2.3**	2.1	2.0
Royalties	**5.4**	4.6	4.9
Mining operations	**154.3**	151.4	152.4
Depreciation, depletion and amortization	**28.8**	34.9	54.0
Total mine expenses	**183.1**	186.3	206.4
Operating profit	**21.1**	11.9	4.2

The improved operating margin in 2002 is mainly attributable to an increase in revenues from a higher realized gold price and increased niobium sales, and a decrease in depreciation charges resulting from lower gold production and increasing reserves.

REVENUES

REVENUES FROM CONTINUING OPERATIONS DURING THE PAST THREE YEARS ARE AS FOLLOWS:

	2002	2001	2000
Revenues (in millions of $)			
Gold	**178.6**	178.8	193.8
Niobium and others	**25.6**	19.4	16.8
Total	**204.2**	198.2	210.6

The increase in revenues in 2002 was due to a higher price realized on gold sales offsetting the decline in quantity sold due to lower output from the Omai mine, and higher niobium sales following the successful commissioning of the plant expansion in 2001. The decline in revenues in 2001 from the previous year corresponded to a decline in the realized gold price. The realized gold price per ounce over the past three years was $308 in 2002, $289 in 2001 and $321 in 2000.

CONSOLIDATED GOLD PRODUCTION AND MINE OPERATING COSTS WERE:

	2002		2001		2000	
	Ounces	**$/oz**	Ounces	$/oz	Ounces	$/oz
Omai mine	**319,600**	**221**	354,300	214	330,000	227
Doyon Division	**216,200**	**228**	228,700	209	231,700	214
Sleeping Giant mine (50%)	**33,000**	**220**	31,900	217	39,000	175
Other mines [1]	**—**	**—**	—	—	12,200	161
Total	**568,800**	**223**	614,900	212	612,900	217

(1) The Bouchard-Hébert and Langlois mines were sold on May 1, 2000.

THE SUMMARY ANALYSIS AND OUTLOOK FOR CAMBIOR'S OPERATING UNITS ARE AS FOLLOWS:

OMAI MINE

Located in Guyana, South America, the Omai mine is Cambior's largest gold mine, representing 56% of the Company's consolidated gold production in 2002. The Omai mine is an open-pit operation with a 21,000-tonne-per-day cyanidation and carbon-in-pulp (CIP) mill. In 2002, mining of the Wenot pit was completed; only the Fennell pit remains in production.

In 2002, gold production at the Omai mine was 319,600 ounces, surpassing the original 2002 mine plan by 12%. This excellent performance was mainly due to a higher grade milled, resulting from additional high-grade ore from the Wenot pit and higher hard rock throughout and lesser low-grade stockpile mill feed. The mill processed 7.7 million tonnes of ore (21,200 tonnes per day) at an average grade of 1.41 g Au/t, with the Fennell pit providing over 66% of the mill feed. To date, the Omai mine has produced a total of 2.9 million ounces of gold.

OMAI OPERATING AND FINANCIAL STATISTICS

	2000	2001	2002	Target 2003
Tonnage mined (000 t)	24,800	21,815	**17,811**	8,344
Tonnage milled (000 t)	7,875	7,903	**7,727**	5,907
Grade milled (g Au/t)	1.40	1.50	**1.41**	1.56
Gold recovery (%)	93	93	**92**	93
Production (oz Au)	330,000	354,300	**319,600**	272,800
Direct mining cost ($/oz)	252	231	**224**	197
Deferred stripping ($/oz)	(26)	(17)	**(5)**	17
Refining and transportation ($/oz)	2	2	**3**	2
By-product credits ($/oz)	(1)	(2)	**(1)**	—
Mine operating cost ($/oz)	227	214	**221**	216
Royalties ($/oz)	14	12	**15**	16
Total cash costs ($/oz)	241	226	**236**	232
Depreciation ($/oz)	83	46	**39**	33
Reclamation ($/oz)	2	2	**2**	2
Total production costs ($/oz)	326	274	**277**	267
Mineral reserves (oz)	1,278,000	947,000	**629,300**	

The operating cost per tonne milled was $9.13 for 2002. Due to the lower head grade, the mine operating cost increased to $221 per ounce. Increased unit costs are also due to the impact of deferred stripping and higher fuel costs attributable to geo-political events in Iraq and Venezuela. Capital expenditures for 2002 totaled $4.5 million, mainly for deferred stripping.

The mine operations are subject to a 5% royalty on gold production, payable in-kind to the Government of Guyana. In connection with the Rosebel transaction, Cambior increased its ownership in OMAI Gold Mines Limited by acquiring Golden Star Resources Ltd. shareholdings. The effect of this transaction is limited, however, as Cambior has always received 100% of cash flow for funding the development of the mine.

Mineral reserves at Omai declined over the year, as the mine was able to replace only 9% of the gold produced in 2002. Calculated at $325 per ounce, the mineral reserves stand at 629,300 ounces of gold contained at year-end 2002, mostly located in the Fennell pit. Unless a new ore body is identified through the ongoing exploration program, the mine will complete its activities in 2005. Closure costs are estimated at $4.5 million.

Exploration work continued on the Omai River and Quartz Hill properties, adjacent to the Omai mine concession. Stream sediment samples returned excellent results and drilling completed in the fourth quarter of 2002 identified a geological environment showing similarity to the Wenot deposit. A drilling program will test additional gold targets in 2003. In addition, with continuing improvement in the gold price, the Company will re-evaluate the Eagle Mountain property, located approximately 80 kilometers by road from the Omai mine. Work on this project stopped in 1997 following the collapse in the price of gold. Additional drilling is required to expand and upgrade the resources. A development scenario can now be considered which takes into account the current price environment as well as the availability of the Omai plant and processing facilities in late 2005.

OUTLOOK

For the next three years, the Omai mine will be a significant generator of free cash flow. In 2003, the Omai mill is scheduled to process 5.9 million tonnes of ore grading 1.6 g Au/t at a recovery rate of 93%. The production target for 2003 is 272,800 ounces of gold at an estimated mine operating cost of $216 per ounce, including a non-cash charge of $17 per ounce for deferred stripping capitalized in previous years. The lower gold production for 2003 is due to a lower tonnage milled due to depletion of all sources of saprolite and alluvial (soft rock) in the second quarter. Since the low-grade soft rock stockpile will supply only 3% of the mill feed, the mill grade will improve, reflecting the direct feed grade from the Fennell pit. In 2003, a portion of the mill will be dismantled and transferred to the Rosebel project. Installation of additional secondary crushing equipment will maintain hard rock throughput at Omai.

Capital expenditures for the remainder of the mine life are expected to be minimal.

DOYON DIVISION

The Doyon Division is comprised of two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometers east of Rouyn-Noranda, in the Province of Québec, Canada. Wholly-owned by Cambior, the Doyon property covers an area of approximately 2,870 hectares.

For 2002, the Doyon Division produced 216,200 ounces of gold at a mine operating cost of $228 per ounce. The decrease in production is due to a 10% lower mill throughput in the last quarter of the year due to a relatively harder mix of ore; also, the grade from the underground mines was slightly lower. The mill processed 1,287,000 tonnes of ore (3,500 tonnes per day) at an average grade of 5.5 g Au/t.





The Omai mine is Cambior's largest gold mine.





The Doyon mine has produced over 4.5 million ounces of gold since 1980.

Doyon Division Operating and Financial Statistics

	2000	2001	**2002**	Target 2003
Tonnage milled (000 t)				
Underground mines	1,250	1,178	**1,248**	1,229
Low grade stockpile	87	161	**39**	84
Total	1,337	1,339	**1,287**	1,313
Grade milled (g Au/t)				
Underground mines	5.9	6.2	**5.6**	5.7
Low grade stockpile	1.6	1.0	**1.0**	1.0
Average	5.6	5.6	**5.5**	5.4
Gold recovery (%)	96	96	**96**	96
Production (oz Au)	231,700	228,700	**216,200**	217,900
Direct mining cost ($/oz)	214	209	**228**	242
Refining and transportation ($/oz)	1	1	**1**	1
By-product credits ($/oz)	(1)	(1)	**(1)**	(2)
Mine operating cost ($/oz)	214	209	**228**	241
Royalties ($/oz)	1	1	**2**	2
Total cash costs ($/oz)	215	210	**230**	243
Depreciation ($/oz)	98	67	**63**	69
Reclamation ($/oz)	5	6	**5**	5
Total production costs ($/oz)	318	283	**298**	317
Mineral reserves (oz)	1,459,900	1,430,900	**1,366,300**	

Capital expenditures for the Doyon Division totaled $8.1 million in 2002, slightly higher than in 2001, due to an increase in exploration and development drilling, and the purchase of mine equipment.

Current proven and probable mineral reserves at the Doyon Division stand at 8.0 million tonnes at a grade of 5.3 g Au/t, representing 1.4 million ounces contained. As a result of the increased deep drilling program in 2002, measured and indicated mineral resources increased to 1.9 million tonnes at a grade of 3.6 g Au/t and inferred mineral resources amounted to nearly 6.3 million tonnes at a grade of 5.2 g Au/t.









The Mouska mine, located adjacent to the Doyon mine, is a rich mine with potential at depth.

Outlook

The 2003 production target for the Doyon Division will be maintained at 218,000 ounces of gold at an estimated mine operating cost of $241 per ounce. The higher operating costs are related to additional development for stope preparation. The mill is expected to process 1.3 million tonnes at a grade of 5.4 g Au/t. The total tonnage milled should include 1.2 million tonnes grading 5.7 g Au/t from the underground mines and 84,000 tonnes grading 1.0 g Au/t from the low grade surface stockpile.

Capital expenditures for 2003 are estimated at $8.9 million, mainly for underground exploration and the development of the mineral reserves in the extensions of the mineralized zones of the Doyon and Mouska mines, as well as for the raising of the dikes at the Doyon tailings pond. The 2003 exploration program (surface and underground) and mineral reserve development program will include more than 75,000 meters of diamond drilling. The drilling program will focus on the extensions of known lenses at depth and to the north, and the newly discovered higher-grade mineralized zones between levels 12 and 14 in the eastern part of the mine. These new mineralized zones were discovered during the 2002 drilling program and included intersections of 23.2 g Au/t over 4.5 meters and 20.5 g Au/t over 4.6 meters. Following further delineation of the zones, the Company intends, if warranted, to aggressively pursue development plans to gain access to this ore which will have a favourable impact on gold production as the grade exceeds current average reserve grade. At the Mouska Mine, a deep drilling program, initiated in 2002, will be continued with the objective of identifying the necessary reserves to justify a mine-deepening program.

SLEEPING GIANT DIVISION

The Sleeping Giant mine in northwestern Québec in Canada is a high-grade, vein-type underground gold mine managed by Cambior under a joint venture with Aurizon Mines Ltd. (50%).









The Sleeping Giant mine is a high-grade, vein-type underground mine.

For 2002, Cambior's share of production from the Sleeping Giant mine totalled 33,000 ounces of gold at a mine operating cost of $220 per ounce. Increased production was due to a higher grade from Zone 8.

SLEEPING GIANT OPERATING AND FINANCIAL STATISTICS

50%	2000	2001	2002	Target 2003
Tonnage milled (000 t)	111	107	**101**	81
Grade milled (g Au/t)	11.1	9.6	**10.5**	12.1
Gold recovery (%)	98	97	**97**	97
Production (oz Au)	39,000	31,900	**33,000**	31,000
Direct mining cost ($/oz)	179	221	**225**	235
Refining and transportation ($/oz)	1	1	**2**	1
By-product credits ($/oz)	(5)	(5)	**(7)**	(6)
Mine operating cost ($/oz)	175	217	**220**	230
Royalties ($/oz)	—	—	**—**	—
Total cash costs ($/oz)	175	217	**220**	230
Depreciation ($/oz)	54	44	**46**	53
Reclamation ($/oz)	1	1	**1**	6
Total production cost ($/oz)	230	262	**267**	289
Mineral reserves (oz)	60,400	79,100	**77,400**	

During the year, Cambior's share of capital expenditures totaled $1.8 million, principally related to the purchase of mine equipment and deferred development.

Cambior's share of the mineral reserves stands at 189,000 tonnes at 12.7 g Au/t, representing 77,400 ounces of gold contained. The 2002 exploration program confirmed the extension of Zone 8 over more than 150 meters towards the south and the presence of the vein at depth.

OUTLOOK

Cambior's share of the targeted production for 2003 is 31,000 ounces of gold at an estimated mine operating cost of $230 per ounce. Despite a higher head grade, unit costs are slightly higher than last year due to a lower mill throughput.

A 56,200-metre exploration and drilling program is scheduled in 2003 on the extensions of the mineralized zones at depth and in other high potential sectors of the mine in order to extend mineral reserves and resources. A shaft-deepening program to access mineral resources at depth is currently being evaluated and it is expected that a feasibility study will be completed during the first quarter of 2003. Cambior's share of capital expenditures for 2003, excluding the mine-deepening program, is estimated at $2 million.

NIOBEC DIVISION

The Niobec mine in northeastern Québec in Canada is jointly owned by the mine operator Mazarin Inc. (50%) and Cambior (50%), which is responsible for the worldwide marketing of the ferroniobium. Niobec is the only producer of niobium in North America and is the third-largest producer in the world. Niobec produces a pyrochlore concentrate that is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. Ferroniobium is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance. The milling capacity of the Niobec mine is 3,400 tonnes per day.

In 2002, the Niobec Division maintained a strong performance with total sales reaching $23.5 million compared to $18.7 million in 2001. Divisional earnings amounted to $7.9 million in 2002, compared to $5.8 million in 2001.

During the year, Cambior's share of capital expenditures totaled $1.2 million, mainly for underground mobile equipment and deferred development.

Mineral reserves at the Niobec mine increased by 26% during 2002. Cambior's share of proven and probable mineral reserves currently total 11.9 million tonnes at an average grade of 0.65% Nb_2O_5, compared to 9.1 million tonnes at an average grade of 0.68% Nb_2O_5 at year-end 2001. More than 90% of the overall mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, reducing the development expenditures required for their extraction. Since it began operating over 26 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. This significant increase in reserves has a positive impact on the mine life, which is at least 18 years at the current mining rate. There is still a high probability of expanding this deposit at depth.



The Niobec mine is the third-largest producer of niobium in the world.

Outlook

It is anticipated that niobium sales and earnings levels attained in 2002 will be maintained in 2003. Cambior's share of capital expenditures is estimated at $1.9 million mainly for underground infrastructure development and the construction of a new tailings pond.

ROSEBEL PROJECT

Cambior had held a 50% interest in the Rosebel project from 1994 until May 16, 2002, when it acquired Golden Star Resources' 50% interest for a consideration of $8 million and a price participation royalty of 10% of the excess gold price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore.

The Rosebel property was optioned in 1992 by Golden Star from a state-owned mining company. The terms and conditions relating to the Rosebel project are governed by a Mineral Agreement and subsequent amendments, which were formally approved by the Suriname National Assembly. The Mineral Agreement is very similar to the one in effect for the Omai mine in Guyana and outlines various business conditions, including:

- The right to export gold;
- The right to hold funds in foreign bank accounts;
- The right to access local currency at market rates;
- The right to import goods, with few exceptions, on a duty-free basis;
- An income tax rate of the lesser of the statutory rate in effect and 45%;
- International dispute resolution mechanisms; and
- A debt-to-equity capital structure of 4:1.

Cambior also obtained the elimination of two options held by a State-owned company for up to a 40% participation in exchange for a 5% carried interest in the share capital of the operating company and redeemable shares for $2 million to be granted to the Government upon commencement of commercial production. The Rosebel operating company's capital structure is similar to that of OMAI Gold Mines Limited in that it requires the reimbursement of all capital invested prior to distribution of dividends to common shareholders.


GOLD MINES

Over 700 people attended the groundbreaking ceremony at the Rosebel project on January 25, 2003.

Following the acceptance of the Feasibility Study and the granting of the 25-year renewable Right of Exploitation by the Government of Suriname for the Rosebel project and the completion of financing and political risk insurance coverage, the Company officially announced the construction release for the project in January 2003.

The development of the Rosebel project is of great significance to the Company as it contains 50% of the Company's current proven and probable mineral reserves and has high potential to further increase mineral reserves.

The Rosebel project's general environment is very similar to that of the Omai mine, thus enabling the Company to draw on its more than 12 years of development and operating experience in the Guiana Shield. The project does have advantages over the Omai mine in easier access via the national highway and the availability of hydro-electrical power. The Company has negotiated a long-term power agreement that is indexed to the price of gold.

The capital cost for the Rosebel project is expected to amount to $95 million over a 14-month construction period. Outlays as of December 31, 2002 amounted to $5.9 million. The project will be financed by bank financing ($43 million), available cash resources and internal cash flow, and by using some equipment from the Omai mine.

The project is expected to commence commercial production in the first quarter of 2004, with an initial gold production rate of 270,000 ounces per year at a direct mining cost of $157 per ounce. The current mining plan calls for the mine to produce an average of 220,000 ounces per year over nine years at a direct mining cost under $200 per ounce.

The Rosebel project is expected to maintain the Company's annual gold production rate above the 500,000-ounce level and reduce the overall average production cost.

OTHER EXPENSES

Exploration and Business Development

With its improved financial condition and in accordance with its strategy, the Company has increased its investment in grassroots exploration and in business development. The expenditures are focused on gold in Québec, Guyana and Peru. In Peru, the Company is joint-venturing some of its properties to increase the level of work. The Company has also increased its land position in the Huamachuco area, which has been very active since the Alto Chicama discovery by Barrick Gold Corporation. The discovery is in the area of the La Arena Project, which is owned entirely by Cambior and where indicated resources of more than 400,000 ounces contained have been identified to date.

The geographic breakdown of the exploration and business development costs is as follows:

(in millions of $)	2002	2001	2000
Canada	**1.3**	0.7	0.5
Guyana	**0.5**	0.8	0.1
Peru	**1.8**	0.7	0.7
Suriname	**—**	0.4	0.3
Others	**0.6**	0.8	0.8
Total	**4.2**	3.4	2.4

The Company finances exploration expenditures from internal cash resources, the issuance of flow-through shares for Canadian exploration which transfers the tax deduction to the owner of the shares, and through government incentives.

General and administrative

General and administrative costs amounted to $4.9 million in 2002, compared to $3.9 million in 2001 and $4.6 million in 2000. The increase in costs in 2002 is attributable to higher capital tax charges, additional costs related to the investor relations program, and costs related to the continuous improvement program. As part of its restructuring program in 2000, the Company implemented measures to reduce administrative costs such as the relocation of the Executive Offices from Montreal to Longueuil. The current level of administrative costs should be maintained in the future.

Financial expenses

Financial expenses have decreased substantially as a result of the decrease in long-term debt and the lower interest rates on these obligations.

	2002	2001	2000
Long-term debt (in millions of $)	**28.0**	51.1	129.5
Financing expenses (in millions of $)	**2.4**	5.6	18.7
Average LIBOR rate (%)	**1.8**	3.6	6.5
Average interest rate on Credit facility (%)	**4.0**	7.7	14.4

During 2003, the Company anticipates that the financial charges on the income statement will be further reduced as the majority of the interest expense charges will be capitalized with the Rosebel project.

Writedown of assets

In accordance with its accounting policy, the Company reviews the carrying value of its assets on an annual basis using the future undiscounted cash flow method. In its evaluation, the Company considers the proven and probable reserves available, metal prices expected to be realized based on long-term forecasts and the Company's commitments under its Revenue Protection Program, and projected operating and capital costs in its long-term mining plans.

The following table summarizes the details of the reduction in carrying value over the past three years.

(in millions of $)	2002	2001	2000
Omai mine	—	5.4	42.4
Doyon Division	—	—	46.9
Mining projects	—	—	4.6
Writedown of mining assets	—	5.4	93.9
Writedown of investments	—	—	0.4
Total	—	5.4	94.3

There were no reductions in asset values in 2002. The reduction in carrying value at Omai in 2001 was attributable to the revenue protection program that was put in place to comply with the hedging covenant of 70% of its estimated net future gold production during the loan period. The program was finalized in a market environment that did not allow it to meet the $300 per ounce valuation target. The reductions in 2000 were due to a decrease in the long-term price of gold used for cash flow projections from $325 to $300 per ounce.

Loss on foreign exchange from reduction in net investment

As a result of a reduction in the net investment in its Canadian operations, which are accounted for as self-sustaining subsidiaries, the Company is required to recognize $0.5 million and $0.9 million losses on foreign exchange, in 2002 and 2001, respectively.

Non-hedge derivative gain (loss)

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is dependent on the market price, the rate of interest, the gold lease rate and volatility. The transactions for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method.

Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation can cause a significant variation in the earnings during the period. Because the Company has decided to eliminate the use of optionalities, which are accounted for as non-hedge derivatives, no accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to impact earnings after 2004. The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.

	Dec. 31 2002	Dec. 31 2001	Dec. 31 2000
Closing gold market price ($/oz)	**343**	277	273
Mark-to-market value of hedge derivative instruments (in millions of $)	**(37.3)**	3.5	0.7
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet (in millions of $)	**(6.4)**	5.3	6.1
Estimated mark-to-market value – Revenue protection program (in millions of $)	**(43.7)**	8.8	6.8

	2002	2001	2000
Impact on earnings of non-hedge derivative instruments (in millions of $)			
Mark-to-market value at the end of the year	**(6.4)**	5.3	6.1
Mark-to-market value at the beginning of the year	**5.3**	6.1	(35.7)
	(11.7)	(0.7)	41.8
Deferred non-hedge derivative loss related to the conversion of non-hedge derivative instruments into hedge derivative instruments	**(5.1)**	—	—
Non-hedge derivative gain (loss)	**(16.8)**	(0.7)	41.8

Due to the large reduction in optionalities in 2002, the Company does not anticipate further significant impact on earnings from this item.

Income and mining taxes

As a result of higher asset values for tax purposes than accounting values (higher undepreciated tax pools) and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations in Canada. The value of the excess tax values over accounting book value and the accumulated tax losses have not been recognized on the Company's balance sheet. Details of tax pools available to offset future income taxes are outlined in note 17 to the consolidated financial statements of the Company.

Discontinued operations

In order to accomplish its restructuring program in early 2000, the Company divested itself of interests in its base metal assets. Accordingly, these assets were accounted for under discontinued operations.

Results from discontinued operations are detailed as follows:

	2002	2001	2000
Zinc production (tonnes in concentrate)	—	—	19,600
Copper production (tonnes in concentrate)	—	—	2,600
Financial information (in millions of $)			
Operating margin	—	—	6.6
Attributed portion of general and administrative and financial expenses	—	—	5.0
Writedown and care and maintenance expenses of mining assets El Pachón and La Granja	—	—	7.9
Loss on foreign exchange from reduction in net investment	—	—	0.9
Net loss	—	—	(7.2)

The carrying value of the various development projects, including the La Granja and El Pachón copper projects was reduced in 2000 by $7.9 million. The sale of the El Pachón copper project in 2001 concluded the financial restructuring program. During 2001, care and maintenance expenses and corporate and financial charges related to the remaining assets held for sale were accounted for against a provision established in 2000 for discontinued operations.

Following the completion of its restructuring program, the Company reinstated the Carlota Project as a continuing operation in September 2001.

QUARTERLY REVIEW

The following table details revenues and net earnings (loss) by quarter for the last eight quarters.

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Year 2001	First Quarter 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quarter 2002	Year 2002
Total revenues (in millions of $)	47.5	49.9	48.4	52.4	198.2	49.5	48.8	52.6	53.3	204.2
Adjusted earnings (loss) before non-hedge derivative gain (loss), loss on foreign exchange from reduction in net investment and income and mining taxes (in millions of $)	(5.4)	(1.3)	(0.2)	0.4	(6.5)	1.5	0.8	3.3	4.0	9.6
Net earnings (loss) (in millions of $)	(0.9)	(10.9)	(8.5)	12.1	(8.2)	(10.4)	(3.1)	4.0	1.4	(8.1)
Basic net earnings (loss) per share (in $)	(0.01)	(0.12)	(0.09)	0.12	(0.09)	(0.10)	(0.02)	0.03	0.01	(0.06)
Diluted net earnings (loss) per share (in $)	(0.01)	(0.12)	(0.09)	0.12	(0.09)	(0.10)	(0.02)	0.02	0.01	(0.06)
Basic weighted average number of common shares outstanding (in thousands)	88,730	90,563	91,586	100,345	92,834	107,276	140,852	154,738	156,652	140,055
Effect of dilutive stock options (in thousands)	—	—	—	1,615	—	—	—	2,229	3,614	—
Effect of dilutive warrants (in thousands)	—	—	—	1,300	—	—	—	6,256	13,403	—
Diluted weighted average number of common shares outstanding (in thousands)	88,730	90,563	91,586	103,260	92,834	107,276	140,852	163,223	173,669	140,055

CONSOLIDATED CASH FLOWS

OPERATING ACTIVITIES

The cash flow from operating activities declined by $50.5 million in 2002 in comparison to the previous period. The 2001 results included the net proceeds of $48.9 million from undelivered gold which were collected under the Prepaid Gold Forward Sales Agreement and accounted for as deferred revenue.

The following table outlines the cash flow from operating activities adjusted for deferred revenue during the period:

(in millions of $)	2002	2001	2000
Cash flow from operating activities	30.8	81.3	25.7
Deferred revenue	—	(55.0)	—
Deferred revenue – delivery of gold on the prepaid forward	12.2	6.1	—
Adjusted cash flow from operating activities	43.0	32.4	25.7
($ per share)			
Cash flow from operating activities	0.22	0.88	0.35
Adjusted cash flow from operating activities	0.31	0.35	0.35

The increase in adjusted cash flow in 2002 is due to higher revenues, lower financial charges, a reduction in working capital investment mainly as a result of reduction in production inventories, and an increase in payables. The 2001 adjusted cash flow was higher than that of 2000, mainly as a result of lower financial charges.

In determining cash flow from operating activities, the Company is required to reflect the cash received from gold and foreign exchange contracts delivered at dates earlier than the original designation date under its hedge accounting policy. The statement of operations recognizes the gain at the original designation date. The summary of the adjustments to cash flow is as follows:

(in millions of $)	2002	2001	2000
Deferred gains (loss) from anticipated delivery of gold	(0.1)	4.1	2.4
Amortization of deferred gains:			
• Gold	(2.9)	(8.1)	(14.1)
• Foreign exchange contracts	—	—	(2.0)
Non-cash reduction adjustment	(2.9)	(8.1)	(16.1)

INVESTING ACTIVITIES

A summary of investments in property, plant and equipment and proceeds from asset sales is as follows:

(in millions of $)	2002	2001	2000
Continuing operations			
Canada			
Doyon Division	8.1	7.6	10.7
Sleeping Giant	1.8	1.0	1.1
Niobec	1.2	1.0	3.1
OMAI Gold Mines Ltd.	4.5	8.3	8.8
Rosebel project development	12.7	—	—
Projects and other	1.9	1.8	(10.3)
Sub-total	30.2	19.7	13.4
Discontinued operations	—	(12.4)	(64.9)
Total	30.2	7.3	(51.5)

CONTINUING OPERATIONS

The investment in continuing operations consisted mainly of the acquisition of mining equipment, deferred mine exploration and development, and deferred stripping at the Omai mine. In 2001, the Company benefited from a $1.3 million non-refundable grant from the Government of Québec, to fund exploration at its Mouska, Doyon and Sleeping Giant mines. The grant reduced the amount of investment required from Cambior.

During 2002, the Company completed the transaction announced on October 31, 2001 for the acquisition of an additional 50% interest in the Rosebel gold project located in Suriname. As part of this transaction with Golden Star Resources Ltd., Cambior also acquired Golden Star's interest in two exploration properties adjacent to Rosebel and its 30% common share interest in OMAI Gold Mines Limited. Consideration paid by Cambior includes:

- $5 million at closing ;
- three payments of $1 million each to be paid no later than the second, third and fourth anniversary of closing discounted at an interest rate of 5%; and
- a price participation right of 10% of the portion of the gold price in excess of $300 per ounce for gold production from the soft and transitional rock portions and in excess of $350 per ounce from the hard rock reserve of the Rosebel property, less the 2.25% royalty payable to the Government of Suriname.

Cambior has concluded a feasibility study and initiated construction of the project with an expected capital cost of $95 million, including $5 million of equipment transferred from Omai.

Other project expenditures in 2002 and 2001 were related to investment and property maintenance costs at the Carlota copper project. Proceeds of $10 million were received in 2000 from the sale of the Cambior de México subsidiary, which included the Company's interest in the Cerro San Pedro gold project.

DISCONTINUED OPERATIONS

In 2001, the El Pachón copper project was sold for total consideration of $15 million, with $13 million paid in September 2001 and $2 million due at the time the purchaser makes a production decision, but no later than September 2005. The $2 million receivable was discounted at a rate of 6.125% and is recorded in investments. In 2000, the Bouchard-Hébert and Langlois zinc mines and the La Granja project were sold for total net cash proceeds of $75.8 million, including working capital items of $5.9 million.

FINANCING ACTIVITIES

Benefiting from improved capital market conditions for gold companies, Cambior strengthened its balance sheet through the addition of $57.6 million in permanent capital following the issuance of 55.3 million common shares in 2002. The additional capital was used to reduce the 2001 credit facility by $27.8 million and added to cash resources to fund the development of the Rosebel project.

As part of its restructuring program, the Company concluded the 2001 Credit Facility Agreement on January 12, 2001, with a syndicate of four banks and a Prepaid Gold Forward Sales Agreement arranged by a major financial institution. Drawdowns of $118.6 million in proceeds from these agreements were used to reimburse the 1999 credit facility of $115.6 million and a $3.0 million mortgage loan. During 2001, the Company further reduced its debt with the conversion of Jipangu Inc.'s $10 million mortgage loan into common shares through two private placements. The Company again reduced its financial obligations with the repayment of $13.3 million of the 2001 credit facility from the sales proceeds of the El Pachón project and with the delivery of 25,960 ounces under the Prepaid Gold Forward Sales Agreement.

2001 CREDIT FACILITY

The 2001 credit facility consisted of a $55.0 million five-year non-revolving term loan with a maturity date of December 31, 2005, and a $10.0 million revolving loan due on December 31, 2005. The minimum repayments were $5.0 million in 2001, $5.0 million in 2002, $20.0 million in each of 2003 and 2004 and $15.0 million in 2005. In the event of asset disposals, issuance of equity or subordinated debt, or realization of free cash flow from operations, the Company could have been required to make mandatory prepayments of borrowings, which percentage of such cash proceeds would have been determined based on the results from the calculation of the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flow to the net senior debt outstanding. The 2001 credit facility bore interest at LIBOR plus 2% to 3% based on the results of the quarterly LLPR calculation.

Under the 2001 credit facility, the Company was required to maintain various covenants and financial ratios, including the establishment of a Mandatory Hedging Program (the "Program") discussed later in the section of "Hedging Program – Gold Sales". As part of the Program, Cambior could roll forward its contracts up to the final maturity date of the 2001 credit facility and was not subject to margin calls.

The 2001 credit facility was subject to an up-front fee of $1.3 million. Cambior also issued 1.3 million warrants to the lenders to purchase common shares of Cambior at $0.37 per share (Cdn $0.56 per share) on or before December 31, 2005.

The Company also had to comply with various other covenants and financial ratios, including annual limits as to the net senior debt to EBITDA ratio, a minimum interest coverage ratio and an LLPR of over 1:1 at all times.

The 2001 credit facility was secured by a first-ranking fixed-charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in the Sleeping Giant and Niobec mines, a specific pledge on shares of OMAI Gold Mines Limited held by Cambior and on shares of the Company's US subsidiaries, and a general security interest on all other assets of the Company.

This Credit facility has been replaced by a new credit facility as reported in note 21, Subsequent event.

PREPAID GOLD FORWARD SALES AGREEMENT

Under the terms of the $55.0 million Prepaid Gold Forward Sales Agreement (the "prepaid agreement"), Cambior is committed to deliver 233,637 ounces of gold in equal monthly installments from July 2001 to December 2005. The cash proceeds from the prepaid agreement were accounted for as deferred revenue and presented in the operating activities in the consolidated cash flows statement. In connection with the prepaid agreement, the gold delivery obligations under the previously existing Variable Volume Forward ("VVF") contracts were reduced by 27% for the period from January 2001 to October 2007. As a result, the maximum quantities to be delivered under VVF contracts were reduced from 1,194,000 ounces to 870,000 ounces of gold.

As per the terms of the prepaid agreement, the Company delivered 51,919 ounces of gold in 2002 and 25,960 ounces in 2001, valued at $235 per ounce. The deliveries are presented as a deferred revenue deduction (non-cash item) in the consolidated cash flows statement of the Company.

Under the terms of the prepaid agreement, the Company is also required to maintain a Mandatory Hedging Program as described under the 2001 credit facility. The counter-party to the prepaid agreement benefits *pari passu* from the same security over Cambior's assets as the lenders under the 2001 credit facility.

SUBORDINATION OF MORTGAGE LOAN

In 2001, as part of the restructuring plan, Cambior entered into an agreement with Jipangu Inc. for the conversion of Jipangu's $10.0 million first-ranking mortgage on Cambior's 50% interest in the Niobec mine into equity and subordinated debt.

On January 18, 2001, Jipangu, pursuant to a $6.3 million private placement, subscribed to 15.0 million common shares of the Company at a price of $0.42 per share. Then on September 25, 2001, a $3.7 million private placement was concluded whereby Jipangu subscribed to 6.5 million common shares at a price of $0.57 per share. Proceeds from these private placements were used to repay in full Jipangu's mortgage loan of $10.0 million.

DEFERRED CHARGES

The deferred financing charges are related to the financial restructuring completed on January 12, 2001. These are being amortized over the term of the debt.

1999 CREDIT FACILITY

During 2000, the Company reimbursed a total of $96.6 million under the 1999 credit facility with proceeds received from the sale of the zinc mines, Cambior de Mexico S.A. de C.V. and the La Granja copper project, from the $5.0 million private placement with Jipangu Inc. concluded in May 2000 and from the $13.0 million mortgage loan on the Company's interest in Niobec. The Company also paid an amount of $8.0 million due to its hedge counter-parties as an investment in the restructured hedge positions.

MORTGAGE LOAN

On June 30, 2000, the Company entered into an agreement with Jipangu Inc. and a financial institution for a first-ranking mortgage loan on its 50% interest in the Niobec mine for an aggregate amount of $13.0 million, at a rate of LIBOR plus 2.5% or at the Base Rate. The facility had a term of 4.5 years and was repayable in 16 consecutive quarterly installments commencing March 30, 2001, with a maturity date of December 31, 2004. The mortgage was secured by the Company's 50% interest in the Niobec assets and by the Company's share of the cash flow generated from this mine. The mortgage loan was reimbursed in 2001.

ISSUANCE OF SHARES AND WARRANTS

On May 5, 2000, Jipangu Inc. subscribed, through a private placement, to 5.0 million common shares at a price of $1.00 and 5.0 million common share purchase warrants ("Warrants"). Each Warrant entitled Jipangu to purchase one additional common share until October 31, 2001 at a price of $1.01 (Cdn $1.60) per share. On October 31, 2001, Jipangu exercised 2.1 million Warrants in connection with the Rosebel property interest purchase as mentioned in the Investing activities section. The remaining Warrants expired without being exercised.

On July 25, 2001 Cambior concluded private placements of 0.8 million flow-through common shares at $0.65 (Cdn $1.00) per share, for proceeds of $0.52 million. The proceeds of this transaction were utilized to incur Canadian Exploration Expenses on some of the Company's exploration properties located in Québec, Canada.

On December 12, 2001, Jipangu subscribed to 4.95 million units (the "Units") at a price of $0.75 (Cdn $1.17) per Unit for proceeds totaling $3.7 million, each Unit consisting of one common share and a warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share prior to November 30, 2002. Jipangu exercised these warrants in 2002.

On February 28, 2002, Cambior completed a private placement of 21.3 million special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17.3 million (Cdn $27.8 million). The proceeds were added to working capital. Each special warrant was exercised into one common share and one-half warrant with each whole warrant entitling its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $0.3 million, to purchase 1.1 million units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

On May 16, 2002, Cambior completed a public offering of 27.3 million units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38.6 million (Cdn $60 million). The first 50% of the proceeds was used to reimburse the 2001 credit facility and the other 50% was added to working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options to the underwriters, estimated at $0.6 million, without payment of additional consideration, exercisable to purchase up to an aggregate of 1.4 million units at a price of Cdn $2.20 per unit.

During 2002, some 6.5 million additional common shares were issued following the exercise of warrants issued previously, for total proceeds of $5.2 million.

On July 19, 2002, Cambior concluded a private placement of 0.1 million flow-through shares at $1.81 (Cdn $2.79) per share, for proceeds of $0.2 million (Cdn $0.3 million) used to incur Canadian Exploration Expenses on some of the Company's properties located in Québec, Canada.

CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $279.4 million at December 31, 2002, compared to $251.8 million at the end of 2001. The $27.6 million increase is attributable mainly to the increase in cash resources from the proceeds of the issuance of shares during 2002.

Property, plant and equipment totaled $200.2 million compared to $194.7 million in 2001. The amount in 2002 includes $30.8 million for the Rosebel project and $16.7 million for projects in the exploration and development stage (23.7% of total value), compared to $28.3 million (14.5%) in 2001. The construction and development of these projects are subject to the securing of financing for their development and favourable market conditions for commodity prices.

Cash and short-term investments increased by $28.2 million during the year to stand at $42.8 million at December 31, 2002. Working capital, excluding cash and the current portion of the long-term financial obligations, totaled $6.1 million compared to $10.2 million at December 31, 2001.

The long-term debt, including the portion due within one year of $1.1 million, amounts to $28.0 million at year-end compared to $51.1 million at the beginning of 2002. The net debt position is as follows:

(in millions of $)	2002	2001
Long-term debt	28.0	51.1
Cash and short-term investments	(42.8)	(14.6)
Net debt	(14.8)	36.5

As a result of the issuance of warrants during 2002, the Company has the potential to increase its capital base by $42.3 million (Cdn $65.5 million) through the issuance of 27.7 million shares following the exercise of warrants in 2003. The exercise of warrants is dependent upon the share price mainly at the date of expiration of the warrants.

The Company is restricted under its credit facility to pay dividends and does not anticipate dividend payment to shareholders in the near term.

Deferred revenue of $36.7 million is related to the Company's obligation as of December 31, 2002, to deliver 155,758 ounces of gold under the prepaid agreement. The value of these ounces was recorded at $235 per ounce representing the proceeds received under the prepaid agreement. The fair value of the obligation is $49.2 million at the gold price of $343 per ounce on December 31, 2002.

The estimated mark-to-market value of the non-hedge derivative instruments as at December 31, 2002 decreased by $11.7 million from December 31, 2001, to a liability of $6.4 million due to an increase in the price of gold and in spite of a major reduction in the number of non-hedge derivative instruments.

The $51.1 million increase in shareholders' equity in 2002 resulted from the issuance of shares totaling $61.2 million offset by the $8.1 million loss for the year, and the $1.5 million increase in cumulative translation adjustment resulting from the strengthening of the Canadian dollar compared to its value at the end of 2001. The shareholders also approved the transfer of the contributed surplus balance to the deficit.

ENVIRONMENT

Cambior's mining and exploration activities are subject to various laws and regulations regarding environmental protection. These laws are constantly evolving and generally tend to impose increasing restrictions.

The Company has incurred, and expects to incur in the future, costs with a view to ensuring compliance with these laws and regulations. The Company has estimated mine closure costs, including site reclamation; these costs are charged to operations over the expected operating lives of the mines. These provisions may be revised on the basis of changes to the laws and regulations, and the availability of new information and technology. The estimates for reclamation and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities in the case of Canadian operations. Site reclamation costs are charged against a provision accumulated during the production phase.

THESE OBLIGATIONS ARE CURRENTLY ESTIMATED AS FOLLOWS:

(in millions of $)	
Doyon Division	17.8
Omai mine	4.5
Other mines	2.5
	24.8

An amount of $12.4 million has been provided for in the Company's balance sheet as at December 31, 2002. No cash resources have been set aside to meet these future obligations, and the Company has issued a letter of credit for $0.5 million to the Government of Guyana for closure cost guarantee for the Omai mine.

All of the Company's operations are certified under the ISO 14001 standard for environmental management.

COMMUNITY DEVELOPMENT

As part of its strategy, the Company plays an active role in the communities in which it operates. The economic impacts of mining operations are often more noticeable in emerging countries. To this end, the Company implements development programs to assist in improving the quality of life of those residents neighbouring the mines, which can be sustained beyond the mine life.

PENSION OBLIGATIONS

The Company maintains several post-retirement plans for its employees. The Company's obligation under these plans, in certain cases, is subject to estimates as described in note 12 to the consolidated financial statements. These estimates are compiled by professional advisors utilizing market assumptions in accordance with accepted practices. The ultimate obligation is subject to modifications as a result of the realization of these assumptions.

At December 31, 2002, the Company had an excess unfunded liability over the fair value of assets of $2.7 million ($2.2 million as at December 31, 2001) related to a supplementary executive retirement plan for its senior executives.

The Company will be proceeding with an actuarial evaluation of its pension plans in 2003. Some of the parameters may be modified which could impact the estimated financial obligations under the various pension plans.

MINERAL RESERVES

Cambior's proven and probable mineral reserves at December 31, 2002, are outlined in the annual report. Mineral reserve estimates have been calculated by qualified persons for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

Mineral reserve estimates are subject to change based on variations in the commodity prices, further knowledge of the ore deposit, mining conditions and methods of extraction.

OFF BALANCE SHEET TRANSACTIONS

HEDGING PROGRAM – GOLD SALES

In accordance with the terms of its bank loan agreement and prepaid forward gold sales agreement, the Company has maintained a revenue protection program.

Under the 2001 credit facility, the Company is required to comply with various covenants and financial ratios including a revised Mandatory Hedging Program ("the Program"), whereby it must ensure that:

(i) total gold delivery commitments do not exceed 90% of proven and probable reserves;

(ii) total gold delivery commitments do not exceed 100% of its estimated production (net of royalties) during the loan period; and

(iii) sufficient hedges are in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum hedged gold price of $290 per ounce. This minimum hedging requirement was reduced to 35% of estimated production in June 2002.

At December 31, 2002, the Company had minimum delivery obligations of 1,172,000 ounces of gold at an average price of $302 per ounce. The Company's commitments also included an additional 114,000 call options sold at an average price of $301 per ounce. The mark-to-market value of the total gold delivery commitments, calculated at the 2002 year-end gold price of $343 per ounce, was a negative amount of $43.7 million. The details of the hedging portfolio are included in note 18 of the notes to consolidated financial statements.

The hedging counterparties are all participants in the 2001 credit facility and have agreed that the Company is able to reschedule gold delivery as long as it is delivered during the term of the loan and no margin calls are to be applied.

To secure cash flow, the new Rosebel credit agreement includes a commitment to hedge 30% of the Company's gold production from 2003 until 2007. To comply with this commitment, the Company will not be required to add further positions. In addition, the lenders have agreed to reduce the level of this commitment following the achievement of certain milestones.

HEDGING PROGRAM – FOREIGN EXCHANGE CONTRACTS

All of the Company's production sales are in U.S. dollars. The Company from time to time enters into foreign exchange contracts to meet its Canadian dollar requirements to fund its operating activities in Canada. The forward sales commitments of $143.2 million for the purchase of Canadian dollars over the next four years is outlined in note 18 of the consolidated financial statements. The mark-to-market valuation of these contracts at December 31, 2002 is a loss of $3.2 million which has not been recognized on the consolidated statement of operations as the Company is applying hedge accounting to these transactions.

HEDGING PROGRAM – OTHER

The Company is also exposed to fluctuations in oil prices at its operations, and interest rates. Cambior reviews this exposure on a regular basis and may enter into transactions to fix the costs of the items. At December 31, 2002, no contracts were outstanding for fuel or interest rate coverage.

HUMAN RESOURCES

Cambior's success is in great part dependent on maintaining a competent and professional workforce. To motivate and retain this workforce, the Company maintains a competitive compensation program and a development and succession program for its key executive and operational management positions.

As part of its compensation program, the Company offers an employee share purchase plan in which approximately 250 individuals participate. It is estimated that approximately 2% of the shares outstanding of the Company are held by directors, officers and employees. In addition, the Company has granted 5.7 million options, as described in note 13 to the consolidated financial statements.

In 2002, the Company expanded its innovation and continuous improvement management philosophy by implementing the Kaizen system at its operations. By the end of 2002, more than 1,000 employees had participated in two-day seminars providing insight into the Company's objectives and management policy.

All of Cambior's current operations are unionized. During the year, the Company did not experience any work stoppages, compared to 2001 where unionized employees at the Mouska mine and the Niobec mine initiated labour stoppages of 22 and 9 days, respectively, as part of the labour negotiation process.

In 2002, Cambior and its hourly employees at Doyon and Sleeping Giant renewed their collective agreements for periods ending in 2006 and 2007, respectively. The length of the contracts ensures stability and demonstrates the positive climate of confidence and respect between the parties. During 2003, the Company will negotiate the renewal of the Omai labour agreement.

A legal or illegal work stoppage by the Company's employees could have an impact on the Company's financial results and obligations.

The Company believes that it maintains satisfactory relations with its employees by providing competitive compensation and a secure and efficient working environment.

THE EXPIRY DATES OF THE COLLECTIVE AGREEMENTS ARE AS FOLLOWS:

Omai – Hourly employees	February 28, 2003
Doyon – Hourly employees	November 30, 2006
Mouska – Hourly employees	October 17, 2004
Sleeping Giant – Hourly employees	July 31, 2007
Niobec (1) – Hourly, clerical and technical employees	April 30, 2004

(1) Niobec employees are under contract with the mine operator, Mazarin Inc.

At year end, the Company employed 1,698 individuals (2001 – 1,652 individuals). The Company is also building up the workforce for its Rosebel project, and it is anticipated that the Company's total number of employees will increase to a level above 2,000 by the end of 2003.

LITIGATION

OMAI Gold Mines Limited was a defendant in a representative action filed in 1998 in Guyana stemming from a tailings dam failure at the Omai mine in 1995. The representative action claimed the Guyanese equivalent of approximately $100 million and purported to represent 23,000 claimants. In early February 2002, the Company was advised that the class action proceeding had been dismissed by the High Court of the Supreme Court of Guyana.

In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its future financial position or operating results.

RISKS AND UNCERTAINTIES

Cambior is subject to various financial, operational and political risks within its mining operations that may affect its profitability and level of operating cash flow. Metal prices can be affected by many factors beyond the control of the Company, including war, political conflicts, inflation, changes in exchange rates, changes in supply and demand, and speculative activities. The Company is also subject to currency fluctuations at its Canadian operations as its production is sold in U.S. dollars and its operating and capital costs are in Canadian dollars. It is also subject to fluctuations in the price of oil which impacts its cost of production. Mining activities could be affected by a number of risks including industrial accidents, labour disputes, or unexpected ground conditions or geology. Fluctuations in interest rates and availability of capital can also have an impact on Cambior's costs and cash flow, as well as its ability to develop new projects. The Company carries out risk assessments and seeks to minimize these risks through:

- careful planning, construction and operation of its facilities;
- the hiring of competent personnel and development of their skills through training programs;
- conducting independent audits and reviews; and
- transferring some risks through the purchase of insurance (if economically feasible and coverage available) as well as the maintenance of commodity and currency hedging programs.

As part of its risk mitigation measures, Cambior has subscribed to political risk insurance to cover certain investments in Guyana, Suriname and Peru. Coverage includes protection against expropriation, non-convertibility of funds and political violence.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian generally accepted accounting policies and mining industry practices.

In 2002, the Company adopted the new Canadian standard with respect to "Stock-based Compensation and Stock Payments".

There were no changes in Accounting Policy during 2001. However, in 2000 the Company modified its policies related to the treatment of non-hedge derivatives and income taxes in accordance with new Canadian accounting pronouncements. In addition, the Company also modified its revenue recognition policy to record sales when title and other risks of ownership are transferred to the buyer compared to the previously applied production method. The effects of these changes are outlined in note 3 of the notes to the consolidated financial statements.

No changes having significant impact upon adoption are anticipated for 2003.

SUBSEQUENT EVENT

On February 7, 2003, the Company entered into a new credit agreement to finance the development of the Rosebel project and to reimburse the amount outstanding under the 2001 credit facility.

The new agreement includes a $55 million term loan and a $10 million revolving credit facility which both expire on December 31, 2007. The term loan facility is to be reimbursed in quarterly payments commencing on June 30, 2004, as per the following:

2004	$15 million
2005	$16 million
2006	$16 million
2007	$ 8 million
	$55 million

The facility is reduced by 50% of proceeds from share issues, including through the exercise of warrants expiring in 2003, up to an amount of $5 million.

The agreement calls for a mandatory hedging program to secure cash flow during the term of the loan, and includes various covenants.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and the Rosebel project.

The Company must pay fees of 2% of the facility, and interest is payable at a rate of LIBOR + premium, which is calculated based on a loan life protection ratio.

Cambior intends to draw on the facility during the first quarter of 2003.

OUTLOOK

The Company's objective is to build shareholder value by increasing the value of its mines through the search for additional mineral reserves and resources, and cost containment, as well as through the discovery, acquisition and development of new producing assets.

During 2003, the Company plans to focus its efforts on constructing and developing the Rosebel project to ensure commencement of commercial production in the first quarter of 2004. Rosebel will have a significant impact on Cambior as it will increase the 2004 gold output to in excess of 700,000 ounces, ensure that Cambior maintains its annual production profile above the 500,000-ounce threshold thereafter, and reduce the Company's average production costs.

The Company also intends to aggressively pursue the addition of mineral reserves and resources through:

- Investment in mine site exploration;
- Investment in grassroots exploration projects; and
- Acquisition of deposits near the development stage or operating mines.

The production target for 2003 is estimated at 522,000 ounces at a mine operating cost of $227 per ounce. The decrease in budgeted production is the result of a planned reduction at the Omai mine following depletion of soft ore feed to the mill and reduced mill throughput. Sales of ferroniobium from Niobec are expected to be similar to 2002. The Company intends to reinvest $10 million at its operating mines and $90 million at the Rosebel project. Bank debt is expected to increase to its maximum of $65 million and the Company will continue to reduce its obligations through the delivery of 51,919 ounces under the prepaid gold forward sales agreement. Cambior also intends to reduce its forward gold sales commitments to a maximum of 800,000 ounces of gold by the end of 2003.

Management's Statement on Financial Reporting

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgments. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

Management maintains accounting systems and internal control to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Raymond Chabot Grant Thornton, Chartered Accountants, are appointed by the shareholders and conducted an audit on the Company's financial statements. Their report is included.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Committee meets on a quarterly basis with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

On recommendation of the Audit Committee, the Board of Directors approved the Company's consolidated financial statements.

Louis P. Gignac
President
and Chief Executive Officer

/s/ Louis P. Gignac

Bryan A. Coates, C.A.
Vice President, Finance
and Chief Financial Officer

/s/ Bryan A. Coates, C.A.

Longueuil, Canada
February 11, 2003

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CAMBIOR INC.

We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards for the years ended December 31, 2002, 2001 and 2000 and in accordance with auditing standards generally accepted in the United States of America for the years ended December 31, 2002 and 2001. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants

/s/ Raymond Chabot Grant Thornton

Montréal, Canada
February 11, 2003

COMMENTS BY AUDITORS
FOR AMERICAN READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change in 2001 described in Note 22A to the consolidated financial statements. Our report to the shareholders dated February 11, 2003 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants
/s/ Raymond Chabot Grant Thornton

Montréal, Canada
February 11, 2003

CONSOLIDATED OPERATIONS

YEARS ENDED DECEMBER 31

(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR AMOUNTS PER SHARE)

	2002	2001	2000
REVENUES	$	$	$
Mining operations	202,258	197,520	209,921
Investment income	1,945	727	720
	204,203	198,247	210,641
EXPENSES			
Mining operations	154,324	151,450	152,420
Depreciation, depletion and amortization	28,834	34,944	53,984
Exploration and business development	4,190	3,409	2,441
General and administrative	4,849	3,939	4,572
Financial expenses	2,399	5,565	18,712
Writedown of assets (Note 8)	—	5,419	94,321
Restructuring charge (Note 4)	—	—	518
	194,596	204,726	326,968
Earnings (Loss) before the undernoted items	9,607	(6,479)	(116,327)
Non-hedge derivative gain (loss) (Note 18)	(16,765)	(731)	41,761
Loss on foreign exchange from reduction in net investment (Note 16)	(541)	(914)	—
Income and mining taxes (Note 17)	(353)	(115)	148
Loss from continuing operations	(8,052)	(8,239)	(74,418)
Results of discontinued operations (Note 4)	—	—	(7,192)
Net loss	**(8,052)**	**(8,239)**	**(81,610)**
Basic and diluted net loss per share (Note 13)			
Continuing operations	(0.06)	(0.09)	(1.02)
Discontinued operations	—	—	(0.10)
	(0.06)	(0.09)	(1.12)
Basic and diluted weighted average number of common shares outstanding (in thousands) (Note 13)	**140,055**	**92,834**	**73,104**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Contributed Surplus and Deficit

YEARS ENDED DECEMBER 31

(IN THOUSANDS OF UNITED STATES DOLLARS)

	2002	2001	2000
CONTRIBUTED SURPLUS	$	$	$
Balance, beginning of year	23,047	23,047	361,542
Transfer to deficit (Note 15)	(23,047)	—	(338,620)
Expiry of share purchase warrants	—	—	125
Balance, end of year	**—**	**23,047**	**23,047**
DEFICIT			
Balance, beginning of year, as previously reported	(117,876)	(109,374)	(338,620)
Cumulative adjustment to the opening balance (Note 3 (b))	—	—	(27,674)
Restated balance, beginning of year	(117,876)	(109,374)	(366,294)
Net loss	(8,052)	(8,239)	(81,610)
Share and warrants issue expenses, net of income taxes	(4,567)	(263)	(90)
Transfer from contributed surplus (Note 15)	23,047	—	338,620
Balance, end of year	**(107,448)**	**(117,876)**	**(109,374)**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS

YEARS ENDED DECEMBER 31

(IN THOUSANDS OF UNITED STATES DOLLARS)

	2002	2001	2000
OPERATING ACTIVITIES	$	$	$
Net loss	(8,052)	(8,239)	(81,610)
Deferred gains	(122)	4,159	2,449
Deferred revenue (Note 10)	—	55,000	—
Non-cash items			
Deferred revenue – Delivery of gold on the prepaid forward (Note 10)	(12,222)	(6,111)	—
Depreciation, depletion and amortization	28,834	34,944	55,560
Amortization of deferred stripping costs (included in mining operations expenses)	2,290	—	—
Provision for environmental obligations	1,679	1,749	1,800
Writedown of assets (Note 8)	—	5,419	94,321
Amortization of deferred gains	(2,856)	(8,108)	(16,120)
Non-hedge derivative loss (gain)	16,765	731	(41,761)
Loss on foreign exchange from reduction in net investment (Note 16)	541	914	—
Discontinued operations (Note 4)	—	—	8,782
Others	251	263	456
	27,108	80,721	23,877
Changes in non-cash working capital items (Note 5 (a))	3,716	611	1,846
Cash flow from operating activities	**30,824**	**81,332**	**25,723**
INVESTING ACTIVITIES			
Short-term investments (Note 6)	(25,208)	—	—
Investments	(2,251)	841	(297)
Property, plant and equipment	(17,439)	(19,690)	(22,647)
Rosebel Project development	(12,743)	—	—
Sale of a subsidiary (Note 4)	—	—	9,314
Discontinued operations (Note 4)	—	12,386	64,869
Cash flow from (used in) investing activities	**(57,641)**	**(6,463)**	**51,239**
FINANCING ACTIVITIES			
Long-term debt (Notes 4 and 9)			
Borrowings	—	63,575	13,000
Repayments	(27,976)	(132,043)	(97,824)
Deferred charges	—	(2,085)	(550)
Shares and warrants issued net of issue expenses (Note 13)	57,616	6,067	5,035
Cash flow from (used in) financing activities	**29,640**	**(64,486)**	**(80,339)**
Effect of changes in the exchange rate on cash held in foreign currency	**186**	**655**	**994**
Net increase (decrease) in cash and cash equivalents	**3,009**	**11,038**	**(2,383)**
Cash and cash equivalents, beginning of year	14,586	3,548	5,931
Cash and cash equivalents, end of year (Note 6)	**17,595**	**14,586**	**3,548**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(IN THOUSANDS OF UNITED STATES DOLLARS)

	2002	2001
ASSETS	$	$
Current assets		
Cash and short-term investments (Note 6)	42,803	14,586
Accounts receivable	4,078	3,134
Settlements receivable	3,644	2,471
Production inventories	4,414	8,001
Supplies inventory and prepaid expenses	18,294	19,185
	73,233	**47,377**
Investments (Note 7)	4,165	1,934
Property, plant and equipment (Note 8)	200,175	194,683
Deferred charges	1,833	2,448
Fair-value of non-hedge derivatives (Note 18)	—	5,330
	279,406	**251,772**
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	24,341	22,609
Current portion of long-term debt	1,147	5,147
Current portion of deferred revenue	12,222	12,222
Current portion of deferred gains	2,949	3,661
	40,659	**43,639**
Long-term debt (Note 9)	26,851	45,930
Deferred revenue (Note 10)	24,445	36,667
Deferred gains (Note 11)	3,304	498
Provision for environmental obligations and other (Notes 8 and 12)	15,178	13,505
Fair-value of non-hedge derivatives (Note 18)	6,362	—
	116,799	**140,239**
SHAREHOLDERS' EQUITY		
Capital stock (Note 13)	288,910	226,727
Contributed surplus (Note 15)	—	23,047
Deficit	(107,448)	(117,876)
Cumulative translation adjustment (Note 16)	(18,855)	(20,365)
	162,607	**111,533**
	279,406	**251,772**

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Director
/s/ Robert Normand

Director
/s/ Louis P. Gignac

1. INCORPORATION AND OPERATIONS

Cambior Inc. ("Cambior"), continued and existing under Part 1A of the *Companies Act* (Québec), is engaged in the mining, exploration and development of mining properties, principally gold, located in North America and South America.

2. ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 22, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("United States"). The principal accounting policies followed by the Company are as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and of its subsidiaries. The Company's share in joint ventures is accounted for by the proportionate consolidation method.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation

Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. The functional currency of Canadian mining activities is the Canadian dollar. Translation adjustments arising from changes in exchange rates are deferred and shown as a separate component of shareholders' equity.

The US dollar is the functional currency for the Company's activities in Guyana, inasmuch as all proceeds from the sale of gold are in US dollars and substantially all of the disbursements made for the Omai mine are in US dollars.

Other monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in foreign currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate in the cases of fully integrated foreign operations. Gains and losses are recorded in operations for the year.

Cash and cash equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

Short-term investments

Short-term investments include investments in money market instruments with an original term of more than three months, but no longer than one year, that are carried at the lower of cost and fair market value.

Production inventories

Production inventories are valued at the lower of average production cost and net realizable value.

Supplies inventory

Supplies inventory is valued at the lower of average cost or replacement cost.

Property, plant and equipment

(i) Property, plant and equipment

Property, plant and equipment are accounted for at cost. The depreciation, depletion and amortization of mining properties, development expenses and buildings and equipment related to mines are based on the units of production method over the estimated economic life of the related deposit. However, if the anticipated useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life.

Other property, plant and equipment are depreciated under the straight-line method according to their anticipated useful lives, which is ten years for office furniture, five years for vehicles, office and computing equipment and the duration of the lease for leasehold improvements.

(ii) Capitalization of financial costs

Financial costs are capitalized when related to indebtedness incurred to finance construction activities, prior to the commencement of commercial production.

(iii) Deferred stripping costs

Mining costs associated with stripping activities are deferred in the case of an open pit mine if the actual ratio of total tonnes of material mined relative to gold production, in a given year, is higher than the estimated average ratio for the life of the mine. These mining costs are subsequently charged to operations in the periods during which said ratio is lower than the estimated average ratio for the life of the mine.

(iv) Exploration properties

Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged to operations; exploration and development expenses incurred subsequent to this date are allocated to property, plant and equipment under mining projects. Significant payments related to the acquisition of land and mineral rights are capitalized.

(v) Property evaluations

The Company periodically values the carrying amount of its property, plant and equipment based on the future cash flow method. Net estimated future cash flow, on an undiscounted basis, from each mine and mining project is calculated based on future metal production, estimated future metal prices realization and operating, capital and site restoration expenses. If it is determined that the net recoverable amount of the property, plant and equipment is less than the carrying value and the impairment in value is permanent, a writedown to the net recoverable amount is made with a corresponding charge to operations. Management's estimate of future cash flow is subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's property, plant and equipment.

Deferred charges

Financing charges and charges related to the prepaid gold forward sales agreement are amortized on a straight-line basis over the term of the credit facility and the sales agreement.

Commodity contracts and financial instruments

The Company enters into commodity contracts, prepaid forward sales agreement and foreign exchange contracts to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian operations.

i) Hedge derivative instruments

The Company has always identified the quantity and the period of future production to be hedged based on the mining plans for all its operating mines and identified the amounts of foreign currency needs for its Canadian operations expenses. Since January 1, 2001 for commodities contracts and since July 1, 2002 for foreign currency contracts, the Company has formally documented all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions as required by SFAS Statement No. 133 and Accounting guideline 13. This process includes linking all hedging derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flow of hedged items.

i) Hedge derivative instruments (continued)

Gold fixed forward sales and spot deferred sales

The objective of the hedge is to reduce the variability of the cash flow of the forecasted sales of gold production. Changes in the cash flow of the gold fixed forward sales and spot deferred sales (forward transactions) are expected to be highly effective at offsetting changes in the expected cash flow of the forecasted sales of gold production due to changes in its sale price. The forward transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Where there is certainty of delivery of forwards, the Company designates a timing of production delivery. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production with the change in the fair value of the forward contracts. Expected cash flows on the forecasted sales are based on forward prices. Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. If the Company delivers gold production against this contract at a date earlier than anticipated or liquidates the contract before that date, the Company will defer the recognition of the gain or loss until the original designation date. If the Company delivers gold production against this contract at a date later than anticipated, the Company will recognize the gain or the loss on the original designation date.

Foreign exchange fixed forwards and spot deferred contracts

The Company also enters into foreign exchange fixed forwards and spot deferred contracts (foreign exchange contracts) whereby it commits to deliver US currency in exchange for Canadian dollars. Because all of the Company's revenues are derived in US funds and expenditures incurred by the Company for its Canadian operations are denominated in Canadian dollars, the Company enters into such contracts to meet the Canadian operations needs in Canadian dollars. The objective of the hedge is to reduce the variability of the cash flows of the forecasted sales of gold production denominated in US dollars. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production denominated in US dollars with the change in the fair value of the foreign exchange contracts. Expected cash flow on the forecasted sales is based on forward prices.

Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. If foreign exchange contracts are repurchased before that date, the gain or loss is recognized as a deferred gain or loss. This deferred gain or loss is included in revenues in the same period as the corresponding hedged item.

ii) Non-hedge derivative instruments

In some cases, the Company utilizes instruments with optionalities (call options, variable volume forwards ("VVF") and lease rate swaps) as part of its revenue protection program. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and are marked-to-market. The Company obtains an independent valuation of its portfolio of gold commitments for each reporting period. This market valuation is based on the market price, rate of interest, gold lease rate and volatility. The fair value of the non-hedge transactions is included on the balance sheet and the variation in market value from previous reporting period is included on the operations statement as a non-hedge derivative gain or loss. The variation in these valuations can be significant and can impact materially on earnings from one end of period to the other.

If call options and VVF are converted into fixed forwards and included in a hedging relationship, change in the fair value of the instrument after the designation date is recognized in revenues from mining operations when the designated gold production is delivered.

iii) Prepaid gold forward sale contract

Since the delivery of the gold production related to the prepaid gold forward sales contract is probable, the Company considers this contract as a normal sales contract. Initial proceeds from prepaid gold forward sales contracts are accounted for as deferred revenue and are recognized in revenues from mining operations when the related ounces of gold are delivered.

Provision for environmental obligations

Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. In addition, the Company prepares estimates on a regular basis for the reclamation and restoration of the mining sites upon termination of operations. These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits.

Employee future benefits

The cost of employee future benefits is accounted for under the accrual method of accounting.

Income and mining taxes

The Company uses the tax asset and liability method to recognize and measure future income tax. Under this method, future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases. Cambior records a valuation allowance against any portion of these future income tax assets that it believes will, more likely than not, fail to be realized. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

Common share purchase options

The Company grants common share purchase options under its Stock Option plan to key employees of the Company and its subsidiaries. Canadian GAAP establish a fair value-based method of accounting for stock-based compensation plans, but also permit an election to use an intrinsic value-based method with disclosure on a pro forma basis for net earnings (loss) and net earnings (loss) per share. The Company elected to provide such pro forma disclosure. Consideration paid by employees when the options are exercised is added to capital stock.

Revenue recognition

Revenues from the sale of gold and niobium are recognized when the rights and obligations of ownership pass to the buyer.

Earnings (Loss) per share

The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants. Diluted loss per share was not calculated because the Company's outstanding stock options and warrants are not dilutive.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in 2002.

3. CHANGES IN ACCOUNTING POLICIES

(a) Common share purchase options

On January 1, 2002, the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. The Company decided not to adopt the fair value method of accounting for its awards granted to employees and elected to provide in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. Such information has been provided for in note of reconciliation of Canadian GAAP and generally accepted accounting policies in the United States ("U.S. GAAP") in the past years.

(b) Written call options and Variable Volume Forward contracts

Prior to year-end 1999, the Company accounted for its written call options and variable volume forward contracts using hedge accounting, whereby recognition of the change in market value of a hedged position is deferred until such time as designated production related to exercised written call options is delivered. Under Emerging Issue Committee ("EIC")-113 guidelines ("Accounting by Commodity Producers for Written Call Options"), issued in 2000, unmatched written call options are required to be marked-to-market with any resulting change in value recognized in the current operating period. The Company has applied EIC-113 retroactively in 2000 with restatement of prior periods.

This change in accounting policy, applied in 2000, was reflected in these consolidated financial statements as follows:

	2000
	$
Consolidated operations	
Decrease in non-hedge derivative loss and net loss	(34,916)
Consolidated deficit	
Cumulative increase in the opening balance	27,674

(c) Revenue recognition

In 2000, the Company changed its revenue recognition accounting policy from a method based on production to one whereby revenue is recognized when the rights and obligations of ownership pass to the buyer. This change in accounting policy applied retroactively had no significant impact on the consolidated operations and led to an increase of $10,874,000 in production inventories and a decrease in settlements receivable for the same amount.

(d) Income taxes

On January 1, 2000, the Company adopted, on a retroactive basis, the new recommendations issued by the CICA with respect to Section 3465, Income taxes, without restating its financial statements for the previous years. This change in accounting policy had no impact on the opening balance of the consolidated deficit or on other consolidated balance sheet items of 2000. Under the new standards, the Company uses the tax liability method to recognize and measure future income tax assets and liabilities. This approach is similar in all material respects to the United States accounting standards SFAS No. 109. In the past, the Company used the deferral method of tax allocation whereby differences between amounts reported for tax and accounting purposes resulted in deferred income and mining taxes.

4. RESTRUCTURING PROGRAM AND DISCONTINUED OPERATIONS

Following the sudden rise in gold prices at the end of the third quarter of 1999, Cambior had to make arrangements with its hedge counter-parties and its lenders for an orderly fulfillment of its gold delivery obligations and its debt reimbursement. The reimbursement of the debt was accelerated as a result of defaults under the Credit facility.

These events forced Cambior to develop and implement a restructuring program which resulted in the Company entering into a number of agreements with its lenders and hedge providers.

As part of its restructuring program, the Company also entered into agreements throughout 2000 and 2001 to sell non-core assets, including the Cerro San Pedro project for $9,676,000.

In 2000, the Company started to present results from its base metal sector as discontinued operations, in accordance with Canadian generally accepted accounting principles.

During 2000, the Bouchard-Hébert and Langlois mines and the La Granja Project were sold for gross proceeds of $77,168,000. The total net cash proceeds were $75,750,000, including working capital items of $5,868,000. Since the net book value of these assets totaled $79,277,000, a loss of $9,395,000 was charged to operations in 2000 as results of discontinued operations.

During 2001, the El Pachon Project was sold for total consideration of $15,000,000, with $13,000,000 paid in September 30, 2001, and $2,000,000 at the time the purchaser makes a production decision but not later than September 30, 2005.

In 2001, the Company decided to no longer consider its Carlota Project as part of the discontinued operations. As per Canadian GAAP, the results of the Carlota Project have been reclassified as continuing operations. This reclassification had no impact on net loss.

The elements of the consolidated statements of operations and cash flows relating to discontinued operations are detailed as follows:

	2001	2000
	$	$
Operations		
Revenues from mining operations	—	32,392
Depreciation, depletion and amortization	—	1,576
Income and mining taxes	—	59
Earnings from operations	—	2,203
Loss from disposal of assets	—	(9,395)
Results of discontinued operations	—	**(7,192)**
Cash-flows		
Non-cash items from operating activities:		
Provision for care and maintenance and loss from disposal of assets	—	7,910
Loss on foreign exchange from reduction in net investment	—	872
	—	**8,782**
Investing activities related to discontinued operations:		
Property, plant and equipment	(1,013)	(1,542)
Sale of assets	13,399	66,411
	12,386	**64,869**

5. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Changes in non-cash working capital items

	2002	2001	2000
	$	$	$
Accounts receivable	(944)	898	356
Settlements receivable	(1,173)	(929)	9,205
Production inventories	3,587	2,873	7,666
Supplies inventory and prepaid expenses	891	(177)	5,110
Accounts payable and accrued liabilities	1,355	(2,054)	(6,495)
Provision for restructuring charge	—	—	(13,996)
	3,716	**611**	**1,846**

(b) Cash flow relating to interest and income and mining taxes of operating activities are as follows:

	2002	2001	2000
	$	$	$
Interest paid	1,440	5,173	22,827
Income and mining taxes paid	274	237	410

6. CASH AND SHORT-TERM INVESTMENTS

	2002	2001
	$	$
Cash	2,575	1,026
Short-term investments with maturities less than 3 months, bearing interest at rates varying from 1.20% to 2.65% (1.55% to 2.22% in 2001)	15,020	13,560
Cash and cash equivalents	17,595	14,586
Short-term investments with maturities more than 3 months but less than 5 months bearing interest at rates varying from 1.05% to 2.75%	25,208	—
	42,803	**14,586**

7. INVESTMENTS

	2002	2001
	$	$
Shares of publicly traded companies, at cost	2,466	333
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%	1,699	1,601
	4,165	**1,934**

8. PROPERTY, PLANT AND EQUIPMENT

			2002
	Cost	Accumulated depreciation, depletion and amortization	Net
	$	$	$
Mining properties	35,223	33,634	1,589
Development expenses	309,838	252,610	57,228
Land, buildings and equipment relating to mines	330,228	238,334	91,894
Other	14,056	12,111	1,945
	689,345	536,689	152,656
Rosebel Project (1)	35,250	4,435	30,815
Mining projects	16,704	—	16,704
	741,299	**541,124**	**200,175**

(1) The costs of the Rosebel project include $4,435,000 of accumulated depreciation related to transfer of equipment between subsidiaries.

			2001
	Cost	Accumulated depreciation, depletion and amortization	Net
	$	$	$
Mining properties	34,938	33,171	1,767
Development expenses	294,899	234,885	60,014
Land, buildings and equipment relating to mines	333,049	229,829	103,220
Other	13,364	11,965	1,399
	676,250	509,850	166,400
Mining projects	28,283	—	28,283
	704,533	**509,850**	**194,683**

Writedown of assets

In conjunction with its periodic valuation of the carrying value of its property, plant and equipment as described in Note 2, the Company had determined that a writedown of mining assets was necessary in 2001 and 2000. The writedown is detailed as follows:

	2001	2000
	$	$
Omai mine	5,419	42,388
Doyon division	—	46,899
Mining projects	—	4,641
Writedown of mining assets	5,419	93,928
Writedown of investments	—	393
	5,419	**94,321**

The writedown of the operating mines is presented with accumulated depreciation, depletion and amortization, while that of the mining projects is presented as a reduction of cost.

Government grants

In 2002, financial assistance for advanced mining exploration of $628,000 was received from the Québec Minister of Natural Resources ($1,300,000 in 2001). The objective of this program is to help the renewal of mineral reserves at Québec mines.

Environmental obligations

Environmental obligations are estimated as follows:

	2002	2001
	$	$
Doyon division	17,787	17,676
Omai	4,504	5,100
Other mines	2,464	2,564
	24,755	25,340

These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits. As at December 31, 2002, the carrying value of the provision for environmental obligations was $12,410,000 ($10,653,000 as at December 31, 2001).

Rosebel gold project

Following the execution of an agreement in principle on October 26, 2001, and the obtaining of satisfactory business conditions from the Government of Suriname on January 10, 2002, Cambior purchased, effective as of May 16, 2002, the 50% interest in the Rosebel project held by Golden Star for a consideration of $8,000,000 and a price participation right. A total amount of $ 5,000,000 was paid at closing and the balance of purchase price was accounted for as long-term debt.

The Government of Suriname granted the 25-year renewable Right of Exploitation for the Rosebel gold project (as defined in the Mineral Agreement) to Cambior's wholly-owned subsidiary, Rosebel Gold Mines N.V. ("RGM") in December 2002.

In addition, state-owned mining company Grasshopper Aluminum Company N.V. (Grassalco) relinquished its two options to purchase up to a 40% participation in the Rosebel Project in consideration of such relinquishment, the Government of Suriname will hold a 5% participation in the shares of RGM at commencement of commercial production.

The cost of the construction and development of the Rosebel gold project is estimated at $95,000,000 of which $5,880,000 was expended in 2002.

9. LONG-TERM DEBT

	2002	2001
	$	$
2001 Credit facility at LIBOR rate plus an interest spread from 2% to 3% based on the quarterly calculation of the LLPR (3.44% at December 31, 2002 and 4.99% at December 31, 2001) (a) (b)	22,440	50,269
Obligations under capital leases, bearing interest at rates ranging from 5.68% to 9.50%, payable in quarterly installments until July 1, 2007	661	808
Balance of purchase price (c)	2,860	—
Other debt (d)	2,037	—
	27,998	51,077
Current portion	1,147	5,147
Long-term portion	**26,851**	**45,930**

(a) 2001 Credit facility

On January 12, 2001, Cambior completed its financial restructuring which includes the 2001 Credit facility with a group of four lenders consisting of a $55,000,000 5-year non-revolving term loan with a maturity date of December 31, 2005 and a $10,000,000 revolving loan due on December 31, 2005. In the event of future asset disposals, issuance of equity or subordinated debt or realization of free cash flow from operations, the Company is required to make mandatory prepayments of the 2001 Credit facility, the extent of which is determined by the calculation of the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flow to the net senior debt outstanding. The 2001 Credit facility interest rate was at LIBOR + 3% until December 31, 2001 and, thereafter, the interest spread varies from 2% to 3% based on the quarterly calculation of the LLPR.

Under the 2001 Credit facility, the Company is required to establish a revised Mandatory Hedging Program (the "Program") whereby it must ensure that:

i) total gold delivery commitments do not exceed 90% of its proven and probable mineral reserves;
ii) total gold delivery commitments do not exceed 100% of estimated production (net of royalties) during the loan period; and
iii) sufficient hedges are to be in place to cover a minimum of 70% of estimated net future gold production during the loan period at a minimum average hedged gold price of $290 per ounce. Effective June 12, 2002, the amount of physical hedges required was reduced to 35% of estimated net future gold production.

As part of the Program, Cambior can roll forward its contracts up to the final maturity date of the 2001 Credit facility and is not subject to margin calls.

The Company must also comply with various other covenants and financial ratios.

The 2001 Credit facility is secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in each of the Sleeping Giant and Niobec mines, a specific pledge on shares of Omai Gold Mines Limited held by Cambior and shares in the Company's US subsidiaries, and a general security on all other assets of the Company.

The 2001 Credit facility has been replaced by a new credit facility as reported in Note 21.

(b) Reduction in 2002 of the 2001 Credit facility

In March 2002, Cambior reimbursed $7,275,000 under its revolving loan facility and $1,250,000 under its term loan facility. During the second quarter of 2002, as per the Cdn $60,000,000 public offering agreement, an amount of $19,305,000 was also reimbursed. In connection with such repayment, the credit facility agreement was amended to provide for a new schedule of payments for the term loan's outstanding balance.

(c) Balance of purchase price

The balance of the purchase price of $2,860,000 represents the discounted amount, calculated with an interest rate of 5.0%, of the three installments of $1,000,000 each to be paid in January 2003, 2004 and 2005. The debt is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

(d) Other debt

Upon receiving the Right of Exploitation of the Rosebel project in December 2002, an amount of $2,238,000 became payable to Grassalco in compensation for past exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments, the first of which is due on the first anniversary of the commencement of commercial production estimated in 2004. The discounted value as at December 31, 2002, calculated with an interest rate of 3.19%, is evaluated at $2,037,000.

The minimum reimbursements on the long-term debt taking into account the new credit facility mentioned in Note 21 are as follows for the coming years:

Year of repayment	Term loan	Obligations under capital leases	Balance of purchase price	Other debt	Total
	$	$	$	$	$
2003	—	147	1,000	—	1,147
2004	15,000	147	953	—	16,100
2005	7,440	147	907	700	9,194
2006	—	147	—	679	826
2007	—	73	—	658	731
	22,440	**661**	**2,860**	**2,037**	**27,998**

Interest on long-term debt amounted to $1,323,000 in 2002 ($5,299,000 in 2001 and $22,402,000 in 2000).

10. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue. In connection with the agreement, the gold delivery obligations under the VVF contracts were reduced from 1,194,000 ounces to 870,000 ounces of gold.

Under the prepaid gold forward sales agreement, the Company must comply with the terms of the Mandatory Hedging Program and various other covenants and financial ratios under the terms of the 2001 Credit facility (Note 9 (a)).

During 2002, Cambior delivered 51,919 ounces of gold valued at $235 per ounce for an amount of $12,222,000 (25,960 ounces for an amount of $6,111,000 in 2001).

The deliveries of gold under the prepaid gold forward sales agreement are as follows for the coming years:

	Number of ounces	$
2003	51,919	12,222
2004	51,919	12,222
2005	51,920	12,223
	155,758	36,667
Current portion	51,919	12,222
Long-term portion	**103,839**	**24,445**

The estimated fair value of the prepaid gold forward sales agreement (long-term and current portion) is $49,201,000.

11. DEFERRED GAINS

Deferred gains include gains resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to year-end and gains accounted for at the expiry dates of contracts that will be delivered later.

This account also includes non-hedge derivative losses related to call options and VVF converted into forward instruments.

	2002	2001
	$	$
Deferred gains	3,923	4,159
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	2,330	—
	6,253	4,159
Current portion	2,949	3,661
Long-term portion	**3,304**	**498**

12. EMPLOYEE FUTURE BENEFIT PLANS

The Company contributes to defined contribution and non-contributory defined registered benefit pension plans that are funded on the basis of actuarial valuations. These plans cover employees in Canada, United States and Guyana and are subject to an actuarial valuation every three years. The most recent actuarial valuation was performed as at January 1, 2001. As well, senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan (SERP). The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company's non-contributory defined registered benefit pension plan reflected the full amount of the base salary of such employees. The SERP is not presently funded but the Company reserves the right to contribute to the SERP at any time.

Defined contribution plans

The total expenses for the Company's defined contribution plan amounted to $1,563,000 ($1,482,000 in 2001 and $1,602,000 in 2000).

Defined pension benefit plans

	2002	2001
	$	$
Change in accrued benefit obligation		
Balance, beginning of year	5,995	5,176
Current service expense	387	395
Interest expense	357	353
Actuarial loss (gain)	(51)	85
Benefits paid	(123)	(204)
Foreign exchange variation	(456)	190
	114	819
Balance, end of year (1)	**6,109**	**5,995**
Change in plan assets		
Fair value, beginning of year	3,726	3,686
Actual return on plan assets	(181)	(79)
Employer contributions	271	152
Benefits paid	(77)	(153)
Foreign exchange variation	(301)	120
	(288)	40
Fair value, end of year	**3,438**	**3,726**
Funded status		
Excess of accrued benefit obligation over fair value of assets	(2,671)	(2,269)
Unamortized transitional asset	(1,280)	(1,499)
Unamortized net actuarial loss	1,153	871
Accrued benefit liability	**(2,798)**	**(2,897)**

(1) Included in the above accrued benefit obligation is the unfunded obligation of the SERP totaling $2,727,000 in 2002 ($2,576,000 in 2001).

12. EMPLOYEE FUTURE BENEFIT PLANS (continued)
Defined pension benefit plans (continued)

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligation are as follows:

	2002	2001
	%	%
Expected long-term rate of return on plan assets	7.0	7.0
Rate of compensation increase	3.0	3.0
Discount rate	6.5	6.5

The Company's net benefit plans expense is as follows:

	2002	2001	2000
	$	$	$
Current service expense	387	395	455
Interest expense	357	353	352
Expected return on plan assets	(247)	(248)	(253)
Amortization of transitional asset	(99)	(101)	(105)
Amortization of net actuarial loss	26	8	—
Net benefit expense	**424**	**407**	**449**

13. CAPITAL STOCK

Authorized

Unlimited number of common shares and Class I preferred shares; and 10,000,000 Class II preferred shares.

- Voting common shares without par value.
- Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.

  During 2000, the Company created the Class I preferred shares, Series 1 and issued 5,000,000 of these shares, without par value, entitling their holder to a non-cumulative dividend as determined by the Board of Directors, convertible into common shares for a period not exceeding 90 days after the approval by the shareholders of the elimination of the par value of the common shares and redeemable at the Company's option at the issue price of the shares; all such shares were converted into common shares. No preferred shares are currently outstanding.

	2002		2001		2000	
	Number of common shares	Amount	Number of common shares	Amount	Number of common shares	Amount
	(000)	$	(000)	$	(000)	$
Common shares issued and fully paid:						
Balance, beginning of year	104,904	226,291	75,563	209,961	70,563	204,961
Issued:						
Private placements	21,346	17,293	21,491	10,000	5,000	5,000
Public offering	27,273	38,595	—	—	—	—
Exercise of warrants	6,515	5,626	2,100	2,118	—	—
Private placement	—	—	4,950	3,692	—	—
Private placements of flow-through common shares [1]	129	235	800	520	—	—
	55,263	61,749	29,341	16,330	5,000	5,000
Balance, end of year	**160,167**	**288,040**	**104,904**	**226,291**	**75,563**	**209,961**
Common share Purchase Warrants:						
Balance, beginning of year		436		—		—
Issued:						
Public offering		319		—		125
Private placement		588		436		—
Exercised		(473)		—		—
Expired		—		—		(125)
		434		436		—
Balance, end of year		**870**		**436**		**—**
Total capital stock		**288,910**		**226,727**		**209,961**

[1] In 2002, 129,455 common shares were subscribed by Cambior officers and employees (300,000 common shares in 2001).

Issuance of securities

2002:

On February 28, 2002, Cambior completed a private placement of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17,293,000 (Cdn $27,750,000). The proceeds were added to the working capital. Each special warrant was exercised into one common share and one-half warrant and each whole warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $319,000, to purchase 1,067,308 units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

On May 16, 2002, Cambior completed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). The first 50% of the proceeds was used to repay, in part, the 2001 Credit facility and the other 50% was added to the working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options to the underwriters estimated at $588,000, without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units at a price of Cdn $2.20 per unit.

During 2002, some 6,514,577 additional common shares were issued to various third parties following the exercise of warrants issued previously for total proceeds of $5,153,000.

On July 19, 2002, Cambior concluded a private placement of 129,455 flow–through shares at $1.81 (Cdn $2.79) per share, for proceeds of $235,000 (Cdn $361,000) used to incur Canadian Exploration Expenses (as defined in the applicable legislation) on some of the Company's properties located in Québec, Canada.

2001:

In 2001, Jipangu Inc. converted its $10,000,000 subordinated mortgage loan into equity pursuant to two private placements. The first private placement closed on January 18, 2001 whereby Jipangu Inc. subscribed for 15,000,000 common shares of the Company at a price of $0.42 per share for proceeds totaling $6,300,000. Then, on September 25, 2001, Jipangu Inc. concluded the second private placement totaling $3,700,000, consisting of 6,491,228 common shares at a price of $0.57 per share.

On July 25, 2001, Cambior concluded private placements of 800,000 flow-through shares at $0.65 (Cdn $1.00) per share, for proceeds of $520,000 (Cdn $800,000) used to incur Canadian Exploration Expenses (as defined in the applicable tax legislation) on some of the Company's properties located in Québec, Canada.

On December 12, 2001, Jipangu Inc. subscribed for 4,950,000 units (the "Units") at a price of $0.75 (Cdn $1.17) per Unit for proceeds totaling $3,692,000. Each Unit consisted of one common share and one warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share. All these warrants were exercised in November 2002.

2000:

On May 5, 2000, Jipangu Inc. and the Company concluded a private placement of 5,000,000 units at a price of $1.00 per unit. Each unit consisted of one newly created Class I Preferred Shares, Series 1 and one common share purchase warrant. Each Class I Preferred Share, Series 1 was converted on July 17, 2000, into one common share. Each warrant entitled Jipangu Inc. to subscribe for one additional common share until October 31, 2001 at a price of $1.01 (Cdn $1.60) per share. On October 31, 2001, Jipangu Inc. exercised 2,100,000 of these warrants for proceeds totaling $2,118,000. The remaining warrants expired without being exercised.

Warrants

The maximum number of warrants exercisable as at December 31, 2002 is as follows:

Date of issue	Expiry date	Exercise price $ per share	Number issued (000)	Number exercisable (000)
January 12, 2001 [1]	December 31, 2005	Cdn $0.56	1,300	746
February 27, 2002	February 27, 2003	Cdn $1.30	1,067	107
February 27, 2002	February 27, 2003	Cdn $1.70	11,207	11,187
May 16, 2002	May 16, 2003	Cdn $2.20	1,363	1,363
May 16, 2002	November 24, 2003	Cdn $3.00	14,318	14,318
				27,721

[1] These warrants were issued to lenders of the 2001 credit facility and valued at $436,000.

Earnings per share

The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	2002	**2001**	**2000**
Number of instruments	(000)	(000)	(000)
Options	5,668	4,855	3,549
Warrants	27,721	6,250	5,000
	33,389	**11,105**	**8,549**

Common share purchase options

Under the Stock Option Plan for key employees of the Company and its subsidiaries, options may be granted to selected eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted market price of the common shares of the Company on the Toronto Stock Exchange for the five days trading immediately preceeding the date of grant.

The following table sets out the activity in options:

	2002		2001		2000	
	Number	Weighted average price per option	Number	Weighted average price per option	Number	Weighted average price per option
	(000)	$/option	(000)	$/option	(000)	$/option
Common shares reserved [1]	**9,000**		**5,500**		**5,500**	
Outstanding, beginning of year	4,855	4.24	3,549	6.83	4,128	8.25
Granted	1,425	1.39	1,745	0.33	730	0.98
Exercised	(30)	0.33	—	—	—	—
Cancelled or expired	(582)	8.64	(439)	6.56	(1,309)	7.16
Outstanding, end of year	**5,668**	**3.13**	**4,855**	**4.24**	**3,549**	**6.83**
Options exercisable, end of year	**2,354**		**2,230**		**1,796**	

[1] At their Annual General and Special Meeting, held on May 7, 2002, the shareholders approved an increase in the number of Common Shares issuable under the Stock Option Plan bringing the maximum of 3,500,000 Common Shares to a new maximum of 9,000,000 Common Shares.

The stock options outstanding at December 31, 2002 are detailed as follows:

Exercise price	**Options outstanding**			**Exercisable options**	
	Number	Weighted average remaining life	Weighted average exercisable price per option	Number	Weighted average exercisable price per option
($ per option)	(000)	(years)	($ per option)	(000)	($ per option)
0.32 to 0.37	1,570	5.5	0.33	—	—
0.52	33	5.5	0.52	—	—
0.79 to 1.01	626	4.6	0.93	300	0.93
1.31 to 1.39	1,385	6.5	1.39	—	—
2.66 to 3.59	729	3.4	3.59	729	3.59
4.94	228	2.4	4.94	228	4.94
7.23 to 9.98	398	2.4	7.24	398	7.24
10.57 to 12.56	699	0.9	11.54	699	11.54
	5,668		**3.13**	**2,354**	**6.36**

13. CAPITAL STOCK (continued)
Common share purchase options (continued)

Accounting for compensation plans

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting has been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of 5 years and the following assumptions:

	2002	**2001**	**2000**
Semi-annual risk-free interest rate	5.07%	5.06%	6.54%
Volatility	85%	95%	95%
Dividend	—	—	—

A pro-forma compensation charge is recognized over the vested period. Accordingly, the Company's net loss and basic and diluted net loss per share would have been reported on a pro forma basis as follows:

	2002	**2001**	**2000**
	$	$	$
Net loss, as reported	(8,052)	(8,239)	(81,610)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(814)	(1,186)	(1,920)
Pro forma net loss	**(8,866)**	**(9,425)**	**(83,530)**
Basic and diluted net loss per share, as reported ($)	(0.06)	(0.09)	(1.12)
Basic and diluted net loss per share, pro forma ($)	(0.06)	(0.10)	(1.14)

The weighted average fair value of options granted in 2002 was $1.00 ($0.25 in 2001 and $0.44 in 2000).

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Cambior's financial instruments and commodities:

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Financial Assets				
Cash and cash equivalents [1]	17,595	17,595	14,586	14,586
Short-term investments [1]	25,208	25,208	—	—
Accounts receivable [1]	4,078	4,078	3,134	3,134
Settlements receivable [1]	3,644	3,644	2,471	2,471
Investments – Publicly traded companies [2]	2,466	5,082	333	1,048
Investments – Amount receivable [3]	1,699	1,699	1,601	1,601
Call options sold, VVF and lease rate swaps (Note 18)	—	—	5,330	5,330
Gold forwards (Note 18) [5]	—	—	—	3,510
Financial Liabilities				
Accounts payable and accrued liabilities [1]	24,341	24,341	22,609	22,609
Long-term debt [4]	27,998	27,998	51,077	51,077
Call options and lease rate swaps (Note 18) [5]	6,362	6,362	—	—
Gold forwards (Note 18) [5]	—	37,381	—	—
Foreign exchange contracts [6]	—	3,185	—	4,811

(1) The fair value of cash and cash equivalents, short-term investments, accounts receivable, settlements receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

(2) *The fair value of the shares of publicly-traded companies was based on the last quoted market price and includes an amount of $855,000 representing the warrant value as determined by the management.*

(3) *The fair value of the amount receivable from the purchaser of El Pachon is equivalent to the carrying amount since it is presented at its discounted value.*

(4) Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2002 and 2001.

(5) The Company obtains an independent valuation of its portfolio of gold commitments. This market valuation is based on the market price, rate of interest, gold lease rate and volatility.

(6) The fair value of the foreign exchange contracts is based on the market foreign exchange rate and the forward premium.

15. DECREASE OF DEFICIT FROM CONTRIBUTED SURPLUS

At their annual general and special meetings held on May 7, 2002 and June 22, 2000, the Company's shareholders adopted resolutions to apply amounts available from the contributed surplus account of $23,047,000 in 2002 to reduce the Company's accumulated deficit in 2000, and to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999.

16. CUMULATIVE TRANSLATION ADJUSTMENT

This account reflects the difference in the net value of the assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period.

The changes in this account are as follows:

	2002	2001	2000
	$	$	$
Cumulative unrealized loss, beginning of year	(20,365)	(15,421)	(8,754)
Unrealized gain (loss) for the year on translation of net assets	969	(5,858)	(7,539)
Exchange loss charged to operations following reduction in net investment in Canadian operations			
Continuing operations	541	914	—
Discontinued operations	—	—	872
Cumulative unrealized loss, end of year	**(18,855)**	**(20,365)**	**(15,421)**
Exchange rate, end of year	**1.5776**	**1.5928**	**1.4995**

17. INCOME AND MINING TAXES

The provision for income and mining taxes is different from the amount that would have resulted by applying the Canadian statutory income tax rate (federal and provincial: 38.2% in 2002, 2001 and 2000) as a result of the following:

	2002	2001	2000
	$	$	$
Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial)	(2,941)	(3,103)	(31,209)
Increase (Decrease) resulting from:			
Resource allowance and earned depletion	(1,084)	(817)	(2,854)
Unrecognized deductible temporary differences of the year	2,889	2,248	19,459
Unrecognized tax benefit on earnings in Canada	—	2,627	—
Unrecognized tax benefit on earnings of foreign subsidiaries	1,954	—	13,106
Non-taxable portion of gain	(139)	(357)	—
Income tax rate differential of foreign subsidiaries	243	115	1,588
Use of a tax benefit not previously recognized	(720)	(730)	—
Non-deductible items and other elements	(202)	17	(90)
	—	—	—
Tax on large corporations	353	115	384
Provincial mining taxes	—	—	(473)
	353	**115**	**(89)**

17. INCOME AND MINING TAXES (continued)

The provision for income and mining taxes is made up of the following components:

	2002	2001	2000
	$	$	$
Current			
Federal income taxes – Tax on large corporations in Canada	353	115	384
Provincial mining taxes	—	—	(473)
	353	**115**	**(89)**
Continuing operations	353	115	(148)
Discontinued operations	—	—	59
	353	**115**	**(89)**

The provision for future income and mining taxes has been provided on temporary and timing differences which consists of the following:

	2002	2001	2000
	$	$	$
Depreciation, depletion and amortization	1,397	(262)	(147)
Writedown of mining assets	—	(1,897)	(21,550)
Mine closures, reclamation and other provisions	(841)	(89)	(367)
Taxable deferred revenues	(341)	—	—
Recognized losses	—	—	2,605
Unrecognized non-hedged derivative loss	(3,013)	—	—
Unrecognized deductible temporary differences of the year	2,889	2,248	19,459
Other	(91)	—	—
	—	—	—

As at December 31, 2002 and 2001, future tax assets have been as follows:

		2002				2001[1]
	Canada	U.S. and other	Total	Canada	U.S. and other	Total
	$	$	$	$	$	$
Net operating loss carry-forwards	—	59,969[2]	59,969	152	53,607[2]	53,759
Difference between book and tax depreciation and depletion	64,970	13,181	78,151	67,045	12,059	79,104
Accrued liabilities	5,775	735	6,510	4,129	—	4,129
Others	2,363	—	2,363	824	—	824
Total of future tax assets before valuation allowance	73,108	73,885	146,993	72,150	65,666	137,816
Valuation allowance	(73,108)	(73,885)	(146,993)	(72,150)	(65,666)	(137,816)
Total of future tax assets	—	—	—	—	—	—

[1] Adjustments have been made to the 2001 figures to take into account tax rate adjustments and losses of foreign subsidiaries.

[2] Losses in other countries include losses in Guyana for an amount of $87,500,000 ($72,445,000 in 2001), losses in the United States for an amount of $78,200,000 ($77,343,000 in 2001), losses in Suriname for an amount of $990,000 (nil in 2001) and losses in Peru for an amount of $5,300,000 ($3,500,000 in 2001).

Cambior has approximately $92,790,000 ($99,720,000 in 2001) of cumulative Canadian exploration and cumulative Canadian development expenses and approximately $223,460,000 ($225,960,000 in 2001) in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years.

18. COMMITMENTS AND CONTINGENCIES

Gold sales and deliveries

The Company's gold sale and delivery commitments are as follows [1]:

		2003	2004	2005	2006	2007	Total
Forwards							
Quantity	(000 ozs)	420	255	155	130	56	1,016
Average price	($/oz)	302	309	317	326	350	312
Prepaid Gold Forwards (Note 10)							
Quantity	(000 ozs)	52	52	52	—	—	156
Average price	($/oz)	235	235	235	—	—	235
Minimum Delivery Obligations							
Quantity	(000 ozs)	472	307	207	130	56	1,172
Average price	($/oz)	295	296	296	326	350	302
Call Options Sold [2] [3]							
Quantity	(000 ozs)	10	104	—	—	—	114
Average price	($/oz)	300	301	—	—	—	301
Total Delivery Commitments							
Quantity	(000 ozs)	482	411	207	130	56	1,286
Average price	($/oz)	295	297	296	326	350	301

[1] The designation dates for accounting purposes differ from commitment dates.

[2] The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

[3] Certain call options sold and forward positions, totaling 577,538 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% *per annum*.

The estimated mark-to-market value of Cambior's gold forward sale and delivery commitments, excluding the prepaid gold forward, calculated at a spot price of $343 per ounce in 2002 ($277 per ounce in 2001) is as follows:

	2002	2001
	$	$
Forwards	(37,381)	3,510
Call options sold, VVF and lease rate swaps (accounted for in the balance sheet as fair value of non-hedge derivative instruments)	(6,362)	5,330
	(43,743)	**8,840**

The non-hedge derivative loss of $16,765,000 in 2002 (loss of $731,000 in 2001 and gain of $41,761,000 in 2000), represents the annual variation of the mark-to-market value of the non-hedge derivative instruments combined with the deferred non-hedge derivative loss related to the conversion of call options and VVF into forward instruments.

Foreign exchange contracts

The Company's Canadian dollar hedging commitments are as follows:

	2003	2004	2005	2006	Total
Fixed Forwards					
US dollars	57,728	45,422	28,039	12,000	143,189
Exchange rate	1.5616	1.5732	1.5637	1.6410	1.5723

As at December 31, 2002, the fair value loss of the foreign exchange contracts is $3,185,000 ($4,811,000 as at December 31, 2001). This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

Risk of counter-parties

Realization of the Company's hedging program is dependent upon the ability of the counter-parties to respect the terms of the contracts and the maintenance of a liquid market. Cambior's counter-parties in its hedging transactions are also lenders to the Company.

Royalties

Production from some mining properties is subject to royalties based on various methods of calculation summarized as follows:

Mine	Calculation			Payment
		2002	2001	2000
		$	$	$
Omai mine	5% in-kind royalty on mineral production payable to the Government of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce	4,934	4,288	4,596
Mouska mine	Two royalties totaling 1% and 2% respectively of gold production [1]	435	319	371
Total		5,369	4,607	4,967

[1] During 2002, the Company bought back 80% of the 1% royalty for an amount of $153,000 (Cdn $240,000).

The Company is also subject to other royalties for which no amount was paid during 2002, 2001 and 2000:

Doyon mine: A royalty equivalent to 24.75% of any excess of the annual average market price over $375 per ounce of gold produced;

Sleeping Giant: Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other;

Carlota project: 5% net smelter royalty upon commencement of commercial production;

Rosebel project: 2% in-kind royalty per ounce of gold production;

0.25% of all mineral produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname;

Price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the arithmetic average of the market prices determined by the London Bullion Market, P.M. Fixing;

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced.

Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its future financial position or operating results.

19. JOINT VENTURES

The following accounts represent the Company's proportionate interest in the following joint ventures: Niobec mine (50%), Sleeping Giant mine (50%) and El Pachon project (50%) which was sold in September 2001.

	2002	**2001**	**2000**
	$	$	$
Current assets	8,281	7,796	5,453
Property, plant and equipment	17,236	16,256	32,739
Current liabilities	(3,026)	(2,549)	(2,333)
Other liabilities	(386)	(319)	(240)
	22,105	**21,184**	**35,619**
Revenues	33,975	29,437	27,876
Expenses	(24,882)	(22,713)	(22,616)
Net earnings	**9,093**	**6,724**	**5,260**
Cash flow from (used in):			
Operating activities	10,830	7,354	9,390
Investing activities	(3,035)	(2,070)	(4,410)
Financing activities	—	—	—

20. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), both located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting service activities are grouped with Niobec.

	Omai	Doyon	Sleeping Giant	Niobec and others	Discontinued operations	Corporate and projects	Total
	$	$	$	$	$	$	$
2002							
Revenues – Mining operations	100,650	66,988	10,149	23,662	—	809	202,258
Financial expenses	2,629	44	3	—	—	(277)	2,399
Depreciation, depletion and amortization	12,330	13,619	1,505	792	—	588	28,834
Divisional earnings (loss)	5,676	1,830	1,107	8,023	—	(8,974)	7,662
Capital expenditures	4,497	8,071	1,817	1,924	—	16,124	32,433
Property, plant and equipment	48,119	85,109	4,687	13,256	—	49,004	200,175
Divisional assets	74,830	89,012	5,024	21,200	—	89,340	279,406
2001							
Revenues – Mining operations	106,793	63,198	8,811	18,718	—	—	197,520
Financial expenses	4,800	(95)	—	—	—	860	5,565
Depreciation, depletion and amortization	16,449	15,356	1,388	1,144	—	607	34,944
Writedown of assets	5,419	—	—	—	—	—	5,419
Divisional earnings (loss)	(2,454)	(473)	353	5,183	—	(9,815)	(7,206)
Capital expenditures (disposals)	8,303	7,553	1,032	1,038	(12,386)	923	6,463
Property, plant and equipment	58,133	89,781	4,251	12,004	—	30,514	194,683
Divisional assets	77,969	93,449	4,827	19,156	—	56,371	251,772
2000							
Revenues – Mining operations	111,923	70,122	11,794	16,082	—	—	209,921
Financial expenses	16,583	—	—	—	—	2,129	18,712
Depreciation, depletion and amortization	27,440	22,718	2,123	1,123	—	580	53,984
Writedown of assets	42,388	46,899	—	—	—	5,034	94,321
Divisional earnings (loss)	(55,507)	(49,828)	2,646	2,774	(7,192)	(16,614)	(123,721)
Capital expenditures (disposals)	8,816	10,663	1,135	3,076	(64,869)	(10,060)	(51,239)
Property, plant and equipment	71,587	103,446	4,886	12,854	13,906	29,193	235,872
Divisional assets	91,452	106,461	5,319	17,873	13,906	47,689	282,700

Reconciliation of reportable operating divisional earnings (loss) to net loss for the year is as follows:

	2002	2001	2000
	$	$	$
Divisional earnings (loss)	16,636	2,609	(99,915)
Corporate and projects	(8,974)	(9,815)	(16,614)
Results of discontinued operations	—	—	(7,192)
	7,662	(7,206)	(123,721)
Investment income	1,945	727	720
Non-hedge derivative gain (loss)	(16,765)	(731)	41,761
Loss on foreign exchange from reduction in net investment	(541)	(914)	—
Income and mining taxes	(353)	(115)	148
Restructuring charge	—	—	(518)
Net loss	**(8,052)**	**(8,239)**	**(81,610)**

Geographic information

	Revenues – mining operations			Property, plant and equipment	
	2002	**2001**	**2000**	**2002**	**2001**
	$	$	$	$	$
Canada	101,456	90,727	97,998	103,979	107,535
Guiana Shield	100,802	106,793	111,923	79,642	71,308
United States and other	—	—	—	16,554	15,840
	202,258	**197,520**	**209,921**	**200,175**	**194,683**

21. SUBSEQUENT EVENT

New $65,000,000 financing commitment for Rosebel Gold Project, Suriname

On February 7, 2003, Cambior completed a new credit facility with a group of financial institutions for an amount of $65,000,000. The credit facility consists of a non-revolving term loan for an amount of $55,000,000 and a $10,000,000 revolving credit facility, both maturing on December 31, 2007. The term loan minimum repayments are scheduled as follows, with the initial reimbursement due on June 30, 2004:

Year of repayment	**$**
2004	15,000
2005	16,000
2006	16,000
2007	8,000
	55,000

In addition, Cambior has agreed to repay up to $5,000,000 from proceeds from the exercise of warrants in 2003 or new share issues in order to reduce commitments and/or outstandings under the non-revolving term facility following the scheduled reductions pro-rata.

The credit facility will bear interest at LIBOR rate plus 2.50% until "Commercial Completion" of the Rosebel Project as defined under the terms of the credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

This new credit facility will be used to repay the $22,440,000 balance under the 2001 credit facility and to finance the construction and development of the Rosebel Project.

Under the new credit facility, Cambior is required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the loan facility. As part of the Revenue Protection Program covenant, Cambior will have the right to roll forward its contracts up to the final maturity of the loan and the hedging lines will not be subject to margin calls. This covenant will allow Cambior to pursue its reduction of the Revenue Protection Program in accordance with its corporate strategy.

The agreement with the lenders is subject to the maintenance of various covenants and financial ratios similar to those currently in force.

22. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

A. Consolidated Financial Statements

The adjustments to comply with U.S. GAAP would be as follows:

Consolidated statement of operations

	2002	2001	2000
	$	$	$
Net loss as per Canadian GAAP	(8,052)	(8,239)	(81,610)
Writedown of assets [(a)]	—	5,419	1,698
Depreciation, depletion and amortization [(b)]	4,430	7,270	7,811
Mining properties [(c)]	(3,516)	—	4,302
Unrealized gain (loss) on forward exchange contracts [(d)]	6,367	(174)	(4,220)
Exchange loss (gain) [(e)]	541	914	(949)
Net earnings (loss) as per U.S. GAAP	**(230)**	**5,190**	**(72,968)**
Basic and diluted net earnings (loss) per share as per U.S. GAAP:			
Continuing operations	0.00	0.06	(0.89)
Discontinued operations	0.00	0.00	(0.11)
Total	**0.00**	**0.06**	**(1.00)**

A. Consolidated Financial Statements (continued)

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would have been as follows:

	December 31, 2002			December 31, 2001		
	As per GAAP in Canada	Adjustments	As per U.S. GAAP	As per GAAP in Canada	Adjustments	As per U.S. GAAP
	$	$	$	$	$	$
Assets						
Long-term investments	4,165	1,762 (f)	5,927	1,934	715 (f)	2,649
Property, plant and equipment	200,175	(41,883) (a) 19,511 (b) (16,691) (c)	161,112	194,683	(41,883) (a) 15,081 (b) (13,175) (c)	154,706
Fair value of hedge derivatives	—	—	—	—	3,510 (g)	3,510
Fair value of non-hedge derivatives	—	—	—	5,330	(4,811) (d)	519
Liabilities						
Current portion of deferred gains	2,949	(2,949) (g)	—	3,661	(3,661) (g)	—
Deferred gains	3,304	(3,304) (g)	—	498	(498) (g)	—
Fair value of hedge derivatives	—	40,566 (g)	40,566	—	—	—
Fair value of non-hedge derivatives	6,362	—	6,362	—	—	—
Shareholders' Equity						
Capital stock	288,910	(24,843) (h) 6,753 (i)	270,820	226,727	(20,276) (h) 6,753 (i)	213,204
Contributed surplus	—	11,626 (i) 361,667 (j)	373,293	23,047	11,626 (i) 338,620 (j)	373,293
Deficit	(107,448)	(382,677)	(490,125)	(117,876)	(372,019)	(489,895)
Changes in market value of investments	—	1,762 (f)	1,762	—	715 (f)	715
Gain (loss) on hedge derivatives	—	(35,869) (g)	(35,869)	—	7,669 (g)	7,669
Cumulative translation adjustment	(18,855)	9,480 (e) (19,513) (i)	(28,888)	(20,365)	10,021 (e) (19,513) (i)	(29,857)

Change in accounting policies under U.S. GAAP

FASB Statement 133

On January 1, 2001, the Company implemented FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The Company has designated its prepaid gold forward as normal sales as defined by SFAS 138 and this contract is therefore excluded from the scope of SFAS 133. Gold Forward contracts have been designated as cash flow hedges for U.S. GAAP purposes and are marked-to-market and related unrealized gains or losses on those instruments are charged to other comprehensive income. VVF contracts, written call options and foreign exchange spot deferred and fixed forwards contracts have not been designated as hedges for U.S. GAAP purposes and are marked-to-market in current operations. On January 1, 2001, the Company charged an amount of $8,813,000 as a transition adjustment on adoption of SFAS 133. Since July 1, 2002, the Company has applied hedge accounting for foreign exchange fixed forward contracts, see 22A(d).

FASB Statement 144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant changes have occurred for the Company since its adoption.

(a) Writedown of assets

Following the periodic evaluation of the carrying amount of the Company's property, plant and equipment referred to in notes 2 and 8, an additional writedown under U.S. GAAP in 1999 was required as a result of discounting cash flow from impaired properties. In 2002 and 2001, no writedown was required under U.S. GAAP and in 2000, the writedown under U.S. GAAP was lower than under Canadian GAAP.

(b) Depreciation, depletion and amortization

Following the additional writedown taken under U.S. GAAP in 1999 as mentioned in (a), the depreciation, depletion and amortization of mining assets for the years 2002, 2001 and 2000 was lower under U.S. GAAP than under Canadian GAAP.

(c) Mining properties

Under Canadian GAAP, exploration costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to property, plant and equipment under mining projects. Under United States Securities and Exchange Commission guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, should be expensed as incurred and such property should be classified as an exploration property.

(d) Unrealized gain (loss) on forward exchange contracts

Gains and losses on forward exchange contracts are not charged to income until maturity of the contracts. Under U.S. GAAP for the year ended December 31, 2001 and for the six-month period ended June 30, 2002, unrealized gains (losses) were charged to income as they occurred. Since July 1, 2002, the Company has designated foreign currency fixed forwards as cash flow hedge for U.S GAAP purposes, and consequently, those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. Unrealized gains and losses are included in revenues in the same period as the corresponding hedge item.

(e) Exchange gain (loss)

The Company has recognized an exchange loss as a result of the reduction in the net investment in Canadian mining operations. Under U.S. GAAP, adjustments to the equity translation account were made only when there was a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

(f) Long-term Investments

Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value other than a temporary decline. Under U.S. GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

(g) Gain (Loss) on hedge derivatives

As explained in the change in accounting policies note 22A, the Company designated gold forward contracts as cash flow hedge for U.S. GAAP purposes. Furthermore, since July 1, 2002, the Company designated foreign exchange contracts as cash flow hedge of Canadian sales denominated in U.S. dollars. Those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. When the Company delivers gold production against those contracts at a date earlier than anticipated, the net gain or loss remains in the other comprehensive income and is reclassified into earnings at the original designation date under U.S. GAAP. Under Canadian GAAP, the net gain or loss is deferred and charged to earnings at the original designation date.

(h) Share issue expenses

Share issue expenses are shown as a reduction in retained earnings as provided for under Canadian GAAP. Under U.S. GAAP, these expenses must be shown as a reduction in capital stock.

(i) Change in functional currency

The Company adopted the US dollar as its functional currency effective January 1, 1996. Under U.S. GAAP, prior years' financial statements must be translated using the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach has been applied retroactively.

(j) Elimination of the deficit

On May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account of $23,047,000 to reduce the Company's accumulated deficit and on June 22, 2000, shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999, prior to restatement, by applying amounts available from the contributed surplus account. Under U.S. GAAP, such transfers are not permitted.

B. Consolidated Comprehensive Income (Loss)

The statement of consolidated comprehensive income (loss) is as follows:

	2002	2001	2000
	$	$	$
Net earnings (loss) as per U.S. GAAP	(230)	5,190	(72,968)
Other comprehensive income (loss)			
Translation adjustment	969	(5,858)	(7,539)
Unrealized gain (loss) on investments	1,047	(726)	(1,483)
Transition adjustment on adoption of SFAS 133 [1]	—	8,813	—
Loss on hedge derivatives	(43,538)	(1,144)	—
Exchange loss charged to earnings	—	—	1,821
Consolidated comprehensive income (loss)	**(41,752)**	**6,275**	**(80,169)**

[1] Significantly all of this amount has been reclassified in the statement of operations during the year.

Changes in items of the other comprehensive income (loss) are as follows:

	Balance at beginning	Changes during year	Exchange loss charged to earnings (Notes 16 and 22A (d))	Balance at end
	$	$	$	$
2002				
Cumulative translation adjustment	(29,857)	969	—	(28,888)
Gain (loss) on hedge derivatives	7,669	(43,538)	—	(35,869)
Unrealized gain on investments	715	1,047	—	1,762
Other cumulative comprehensive loss	**(21,473)**	**(41,522)**	**—**	**(62,995)**
2001				
Cumulative translation adjustment	(23,999)	(5,858)	—	(29,857)
Gain on hedge derivatives	—	7,669	—	7,669
Unrealized gain (loss) on investments	1,441	(726)	—	715
Other cumulative comprehensive loss	**(22,558)**	**1,085**	**—**	**(21,473)**
2000				
Cumulative translation adjustment	(18,281)	(7,539)	1,821	(23,999)
Unrealized gain (loss) on investments	2,924	(1,483)	—	1,441
Other cumulative comprehensive loss	**(15,357)**	**(9,022)**	**1,821**	**(22,558)**

C. Accounting for Compensation Plans

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. If the fair value based method of accounting had been applied, the Company's net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2002, 2001 and 2000 would have been as follows on a pro forma basis:

	2002	2001	2000
	$	$	$
Net earnings (loss), as reported	(230)	5,190	(72,968)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(814)	(1,186)	(1,920)
Pro forma net earnings (loss)	**(1,044)**	**4,004**	**(74,888)**
Basic and diluted net earnings (loss) per share, as reported ($)	(0.00)	0.06	(1.00)
Basic and diluted net earnings (loss) per share, pro forma ($)	(0.01)	0.04	(1.02)

D. Standard Applicable for the Year 2003

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The statement is effective for fiscal years beginning after June 15, 2002, and the Company has not yet determined the effect of adoption.

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, *Liability recognition for certain employee termination benefits and other costs to exit an activity* (including certain costs incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. The Company is currently evaluating the impact of the Statement.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123 ("SFAS 148"). This amendment provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company believes that this statement will not have a material impact on its financial statements.

Exhibit 9

Unaudited Comparative Consolidated Financial Statements of Cambior Inc.
for the nine month period ended December 31, 2002

CAMBIOR

THIRD QUARTER

ENDED SEPTEMBER 30, 2003


POSITIONED FOR PROFITABLE GROWTH

Highlights

- Gold production of 124,000 ounces
- Revenues of $48.7 million
- Net earnings of $0.7 million
- Cash flow from operating activities of $4.6 million
- Rosebel construction and development on schedule and on budget
- Successful Cdn $100 million equity financing
- Elimination of the hedging covenant
- 9% (or 83,000 ounces) reduction of the hedge book
- Cash balance of $68.6 million
- Cambior and Ariane Gold announced merger to develop the Camp Caiman gold project

CAMBIOR INC.

HIGHLIGHTS

(unaudited) *All amounts in US dollars*	**Third Quarter ended September 30,** **2003**	 2002	**Nine months ended September 30,** **2003**	 2002
RESULTS *(in millions of $)*				
Revenues	**48.7**	52.6	**138.7**	150.8
EBITDA[(1)]	**11.3**	13.1	**22.4**	31.5
Cash flow from operating activities	**4.6**	9.0	**6.8**	18.3
Adjusted cash flow from operating activities[(2)]	**7.7**	12.1	**16.0**	27.5
Earnings (Loss) before the undernoted items	**3.1**	3.2	**(2.7)**	5.3
Non-hedge derivative gain (loss) and other	**(2.4)**	0.8	**(1.0)**	(14.8)
Net earnings (loss)	**0.7**	4.0	**(3.7)**	(9.5)
PER SHARE *($)*				
EBITDA [(1)]	**0.06**	0.08	**0.13**	0.23
Cash flow from operating activities	**0.02**	0.06	**0.04**	0.14
Adjusted cash flow from operating activities[(2)]	**0.04**	0.08	**0.09**	0.20
Earnings (Loss) before the undernoted items	**0.01**	0.02	**(0.02)**	0.04
Non-hedge derivative gain (loss) and other	**(0.01)**	0.01	**(0.00)**	(0.11)
Net earnings (loss)	**0.00**	0.03	**(0.02)**	(0.07)
Basic weighted average number of common shares outstanding (in millions)	**193.1**	154.7	**176.2**	134.5
GOLD				
Number of ounces produced (000)	**124**	150	**378**	436
Number of ounces sold (000)	**119**	145	**372**	438
Accounting realized price ($ per ounce)	**341**	315	**319**	305
Average market price ($ per ounce)	**363**	314	**354**	306
Mine operating costs ($ per ounce)	**238**	216	**245**	218

FINANCIAL POSITION *(in millions of $)*	**September 30, 2003**	December 31, 2002
Cash and short-term investments	**69**	43
Total assets	**389**	279
Total debt	**49**	28
Deferred revenue	**27**	37
Shareholders' equity	**256**	163

(1) Earnings before interest, taxes, depreciation and amortization, non-hedge derivative gain/loss and other (Note 13 of the notes to the consolidated financial statements).

(2) Cash flow from operating activities presented without the impact of deferred revenue (Note 14 of the notes to the consolidated financial statements).

Longueuil, October 22, 2003
All amounts are expressed in US dollars, unless otherwise indicated.

RETURN TO PROFITABILITY IN THE THIRD QUARTER OF 2003

FINANCIAL RESULTS

During the third quarter of 2003, Cambior realized a profit, prior to adjustments for non-hedge derivative instruments, of $3.1 million compared to a profit of $3.2 million during the third quarter of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $2.4 million (gain of $0.8 million in 2002) resulted in net earnings of $0.7 million compared to $4.0 million ($0.03 per share) for the corresponding period in 2002. EBITDA[1] was $11.3 million compared to $13.1 million for the corresponding quarter of 2002. Lower gold sales, higher mine operating costs and an increase in exploration and business development outlays contributed to the EBITDA decrease in 2003.

During the first nine months of 2003, Cambior incurred a loss, prior to adjustments for non-hedge derivative instruments, of $2.7 million compared to a profit of $5.3 million during the first nine months of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $1.0 million ($14.8 million in 2002) resulted in a net loss of $3.7 million ($0.02 per share) compared to a net loss of $9.5 million ($0.07 per share) for the corresponding period in 2002. EBITDA was $22.4 million as compared to $31.5 million for the corresponding period of 2002.

PRODUCTION HIGHLIGHTS

For the third quarter of 2003, gold production totaled 124,000 ounces at a mine operating cost of $238 per ounce compared to 149,700 ounces at a mine operating cost of $216 per ounce for the corresponding quarter in 2002. Gold production for the first nine months of 2003 totaled 378,400 ounces at a mine operating cost of $245 per ounce compared to 435,800 ounces produced during the same period last year at a mine operating cost of $218 per ounce.

The decrease in gold production for the third quarter and the nine-month period is mainly attributable to the decrease in tonnage milled at the Omai mine due to the depletion of soft-rock reserves as expected in the mining plan. Higher gold mine operating costs were mainly due to the strengthening of the Canadian dollar from Cdn $1.56/US $ in the third quarter of 2002 to Cdn $1.38/US $ in the third quarter of 2003 which added $17 per ounce to the unit cost.

The **Omai** mine produced 62,200 ounces of gold at a mine operating cost of $213 per ounce. Lower gold production is due to lower tonnage milled as a result of the depletion of soft rock reserves. However, head grade, gold recovery and mine operating costs were similar to those of the third quarter of 2002. The new secondary crusher installed during the second quarter of this year is now working at its planned rate.

[1] Earnings before interest, taxes, depreciation and amortization and non-hedge derivative gain/loss and other.

Production from the **Doyon Division** reached 53,000 ounces of gold for the third quarter, a slight increase compared to the corresponding quarter of 2002. The mill grade from the underground mines was 6.0 g Au/t, or nearly 10% higher than the grade from underground for the corresponding period of 2002. The lower tonnage from the underground mines is due to the unavailability of several LHD (Load Haul Dump) units at the Doyon mMine in July. The increase in the mine operating cost is due in large part to the 13% increase in the value of the Canadian dollar compared to the corresponding quarter of 2002.

A shaft deepening program at the Mouska mine, part of the Doyon Division, was approved today. The internal shaft will be deepened by 210 meters to reach a total depth of 880 meters and will allow access to high-grade mineralized zones on three additional levels. Shaft deepening work, at an estimated cost of Cdn $11 million, will require a ten-month production shutdown at Mouska, scheduled from January to October 2004 inclusively, since current infrastructure will not allow for the simultaneous hoisting of ore in the internal shaft and the shaft deepening work.

The shaft deepening will allow access to 142,000 tonnes of probable mineral reserves at a grade of 15.4 g Au/t and 173,000 tonnes of inferred mineral resources at a grade of 14.6 g Au/t. In addition, the Mouska mine announced the signing of the extension of the current collective agreement with its employees affiliated with the United Steelworkers of America to October 17, 2007.

During the quarter, Cambior's share of gold production from the **Sleeping Giant** mine was 8,800 ounces at a mine operating cost of $246 per ounce representing a net improvement compared to the unit costs in the previous quarter as a result of the increase in tonnage milled and despite a stronger Canadian dollar. The shaft deepening program to reach a depth of 1,000 meters is progressing well. Work will be completed during the second half of 2004 at an estimated total cost of Cdn $7 million.

At **Niobec**, sales improved over the previous two quarters, in line with increased demand. For the third quarter, niobium sales (Cambior's share) and revenues from contracting services totaled $8.5 million.

FINANCIAL HIGHLIGHTS AND GOLD HEDGING

Financial highlights

Successful completion of the Cdn $100 million unit offering

On August 12, 2003, Cambior closed a public offering, pursuant to which a syndicate of underwriters purchased 40 million units on a bought deal basis, at a price of Cdn $2.50 per unit for gross proceeds to Cambior of $72.2 million (Cdn $100 million). Each unit consisted of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant is exercisable at a price of Cdn $3.75 prior to August 12, 2008. The net proceeds of Cdn $95 million are to be used for general corporate purposes including the development of the Rosebel Project project and to increase of the Company's reserve base.

The Company also completed a $1.4 million (Cdn $2 million) flow-through private placement by issuing 571,000 common shares in September. The proceeds are being applied to fund exploration programs in Québec.

At September 30, 2003, cash and short term investments were $68.6 million and shareholders' equity was $255.7 million or $1.21 (Cdn $1.63) per share. The Company began drawing on its new $60 million credit facility during the second quarter of 2003 and amounts drawn currently total $44.2 million. The Company intends to draw fully on its term loan facilities to fund the Rosebel project.

Capital expenditures for the third quarter of 2003 were $34.8 million compared to $5.2 million in 2002. Investments were principally for the construction and development of the Rosebel project.

At the end of the third quarter of 2003, the Company had 212.1 million common shares, 13.7 million listed Series B warrants and 20 million listed Series C warrants outstanding.

Reduction of the hedging program continues

Favourable gold market conditions continued in the gold market during the quarter with the average price of gold improving by $16 per ounce to a price of $363 per ounce compared in comparison to the second quarter of 2003 to a price of $363. Cambior realized $341 per ounce during the period as a result of the delivery of a portion of its gold production against hedge commitments and the remainder at market prices.

Hedge free by year-end 2004

The Company remains focused on reducing its hedging commitments to benefit from improving gold market conditions. The Company successfully negotiated the elimination of its hedging covenant under its credit facilities following the closing of its Cdn $100 million equity financing in August 2003. Cambior seeks to eliminate all hedging commitments by the end of 2004, except for the residual 52,000 ounces remaining under its prepaid gold forward sales agreement by the end of 2004. During 2003, the Company has reduced its commitments by 469,000 ounces or 36% of its commitments atcompared to December 31, 2002. As of September 30, 2003, the Company had total commitments of 817,000 ounces at an average price of $304 per ounce.

The Board of Directors has also adopted a policy that will allow gold hedging only when required for project financing.

ROSEBEL GOLD PROJECT – ON SCHEDULE AND ON BUDGET

Construction of the Rosebel project is in line with the Company's schedule and budget. As of the end of the third quarter of 2003, approximately $64.6 million had been spent on the development and construction of the project and current commitments amounted to $6.8 million. Construction activities have reached its their maximum level with over 1,200 workers on site. The commissioning period is scheduled for January with commercial production in the first quarter of 2004.

Work progress as at the end of the third quarter is highlighted as follows:

- Tower erection and sub-station Pprogress in towers erection and sub-stations will enable the commissioning of the transmission line in November as scheduled;
- Mechanical and electrical installations and piping are progressing well in the mill area; leaching tanks are 80% completed and piping to the tailings area is being laid out;
- Laboratory is now operational for sample preparation and analysis;
- Pre-production mining activities have been initiated at the Pay Caro deposit; and
- Construction of tailings dams are is in progress.

BUSINESS DEVELOPMENT

Merger with Ariane Gold Corp.

On September 26, 2003, the respective Boards of Directors of Cambior and Ariane Gold Corp. unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman gold project, located in French Guiana, South America.

The acquisition of the Camp Caiman gold project is consistent with the Company's growth strategy and provides an excellent opportunity for Cambior to add value to the project given its 12 years of expertise in the Guiana Shield and the operating synergies with Omai and Rosebel. Under the agreement, Ariane shareholders will receive one Cambior share for each 2.91 Ariane shares. Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to Ariane shareholders.

Subject to the approval of Ariane shareholders at a special meeting to be held November 26, 2003, this merger transaction is scheduled to close before the end of the fourth quarter of 2003.

Ariane's principal asset is the Camp Caiman gold project. To date, more than 90,500 meters of diamond and reverse circulation drilling has been completed. It is estimated that the property has a good potential for the discovery of additional resources. The mineable resources to date have been evaluated at 1.2 million ounces and a preliminary assessment study has indicated the potential for an open-pit mining operation averaging 96,000 ounces of gold per year over a ten-year period.

Cambior intends to continue an exploration program to increase mineral resources and prepare a final feasibility study and Environmental Impact Assessment (EIA) within the next year. It is anticipated that the project could commence production in 2007.

EXPLORATION

Westwood Project

On October 15, 2003, Cambior announced excellent results from the Westwood project located approximately two kilometers to the east of the Doyon mine. The second wedge from main hole 1158-02 intersected the north corridor, which contains Zones 1 and 2 of the Doyon mine, and the Westwood horizon. The north corridor was intersected between a vertical depth of 1,500 to 1,600 meters, approximately 140 meters to the east of the main hole. The second mineralized zone constitutes the Westwood horizon, which was intersected at a vertical depth of 1,720 meters, approximately 210 meters below the main hole.

The most significant results include:

<u>North corridor</u>

- 3.9 g Au/t, 8.9 g Ag/t and 0.2% Cu over 4.1 meters
- 12.1 g Au/t over 2.9 meters
- 36.1 g Au/t over 0.6 meter
- 2.5 g Au/t and 2.6 g Ag/t over 6.1 meters

Westwood corridor

- 5.2 g Au/t and 2.4 g Ag/t over 7.5 meter

The results to date indicate the presence of mineralized zones at depth in this little explored area east of the Doyon mine. The type of alteration and mineralization of the Westwood horizon is typical of the semi-massive or massive sulfide deposits found at the Bousquet and LaRonde mines. Work is currently underway on a third wedge from the initial hole. Assay results will be available towards the end of the fourth quarter of this year. By the end of this month, the Company will initiate a new deep drill hole (2,600 meters) from the surface to test the lower extension of the current mineralization.

It is also expected that a 2-kilometer long exploration drift will be driven from level 14 of the Doyon mine towards the Westwood area. This exploration drift will make it possible to establish drilling bases as the drift progresses in order to explore fully the eastern sector of the Doyon property.

BOARD OF DIRECTORS

The Company announces the resignation of Mr. Todd Bruce from the Board of Directors. Mr. Bruce has recently accepted a senior position in a gold mining company and the Board would like to thank him for his contribution and wish him well in his future activities.

CAMBIOR INCLUDED IN THE S&P/TSX INDEX

The increase in the market capitalization of the Company on the Toronto Stock Exchange (TSX) following its recent share issuance combined with the excellent performance of the share price since the beginning of the year, has allowed us the Company to be included in the S&P/TSX Composite Index and the following sub-indices: the S&P/TSX SmallCap Index, S&P/TSX Capped Materials Index and the S&P/TSX Capped Gold Index. This inclusion will be beneficial for our the Company's shareholders, since it should increase the liquidity of the shares.

OUTLOOK

Louis P. Gignac, President and Chief Executive Officer of Cambior, stated, "we are continuing our efforts to generate shareholder value by improving our financial condition, increasing our producing assets and growing our reserve/resource base and our pipeline of mining prospects. We are focused on delivering profitable growth and are maintaining our production forecast of 522,000 ounces of gold in 2003."

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants (CBJ.WT.B. and CBJ.WT.C.) trade on the TSX.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This document contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the use of hedging and non-hedge derivative instruments, future commercial production and financial results, production targets and timetables, the evolution of mineral reserves, the negotiation and the completion of the merger with Ariane Gold Corp., mine operating costs, capital expenditures, work programs, development plans and exploration budgets. Forward-looking statements express, as at the date of this document, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainties related to the obtainment of all required approvals regarding the merger with Ariane Gold Corp., risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing, risks of hedging strategies, risk related to non-hedge derivative instruments, risks of delays in construction and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

GOLD PRODUCTION STATISTICS *(unaudited)*	**Third Quarter ended September 30,** **2003**	2002	**Nine months ended September 30,** **2003**	2002
Omai (100%)				
Production (ounces)	**62,200**	90,100	**193,800**	245,600
Tonnage milled (t)	**1,341,800**	1,924,600	**4,340,100**	5,791,000
Grade milled (g Au/t)	**1.57**	1.58	**1.52**	1.43
Recovery (%)	**92**	92	**91**	92
Mine operating costs ($ per tonne milled)	**10**	10	**10**	9
Mine operating costs ($ per ounce)	**213**	210	**228**	216
Depreciation ($ per ounce)	**34**	39	**35**	40
Doyon Division [(1)]				
Production (ounces)	**53,000**	52,100	**161,300**	165,300
Tonnage milled (t)				
Underground mines	**282,700**	308,400	**822,900**	941,300
Low grade stockpile	**52,300**	18,400	**144,800**	38,500
Total	**335,000**	326,800	**967,700**	979,800
Grade milled (g Au/t)				
Underground mines	**6.0**	5.5	**6.2**	5.7
Low grade stockpile	**1.0**	1.0	**1.0**	1.0
Average	**5.2**	5.2	**5.5**	5.5
Recovery (%)	**95**	96	**95**	95
Mine operating costs ($ per tonne milled)	**42**	36	**44**	37
Mine operating costs ($ per ounce)	**267**	224	**265**	222
Depreciation ($ per ounce)	**73**	65	**71**	64
Sleeping Giant (50%)				
Production (ounces)	**8,800**	7,500	**23,300**	24,900
Tonnage milled (t)	**25,100**	22,400	**63,300**	77,300
Grade milled (g Au/t)	**11.2**	10.7	**11.8**	10.3
Recovery (%)	**97**	97	**97**	97
Mine operating costs ($ per tonne milled)	**85**	76	**91**	69
Mine operating costs ($ per ounce)	**246**	227	**249**	213
Depreciation ($ per ounce)	**52**	50	**51**	46
TOTAL GOLD PRODUCTION (ounces)	**124,000**	149,700	**378,400**	435,800
MINE OPERATING COSTS ($ per ounce)	**238**	216	**245**	218
CONSOLIDATED GOLD PRODUCTION COSTS *($ per ounce)*				
Direct mining costs	**232**	212	**238**	223
Deferred stripping costs	**7**	3	**7**	(6)
Refining and transportation	**1**	2	**2**	2
By-product credits	**(2)**	(1)	**(2)**	(1)
Mine operating costs	**238**	216	**245**	218
Royalties	**10**	10	**10**	10
Total operating costs	**248**	226	**255**	228
Depreciation	**52**	49	**51**	49
Restauration	**4**	3	**4**	3
Total production costs	**304**	278	**310**	280

(1) Includes the Doyon and Mouska mines

THIRD QUARTER 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) for the year ended December 31, 2002, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information contained in the Company's Annual Report, and the quarterly financial statements and notes contained in this report.

During the third quarter of 2003, highlights included:

- Bought deal placement for gross proceeds of $72.2 million (Cdn $100.0 million)
- Elimination of the gold hedging covenant under the loan agreement
- Reduction of hedge book by 9.2% or 83,000 ounces as part of hedge reduction program
- Gold production of 124,000 ounces
- Mine operating costs lower than previous quarter although impacted by a stronger Canadian dollar
- Cash flow from operating activities of $4.6 million
- Net earnings of $0.7 million
- Construction at Rosebel project remains on schedule and on budget
- Merger agreement with Ariane Gold Corp.

CONSOLIDATED OPERATIONS

During the third quarter of 2003, Cambior realized a profit, prior to adjustments for non-hedge derivative gains/losses, of $3.1 million compared to a profit of $3.2 million during the third quarter of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $2.4 million (gain of $0.8 million in 2002) resulted in net earnings of $0.7 million ($0.00 per share) compared to $4.0 million ($0.03 per share) for the corresponding period in 2002. EBITDA[1] was $11.3 million as compared to $13.1 million for the corresponding quarter of 2002. Lower gold sales, higher mine operating costs and increase in exploration and business development outlays contributed to the EBITDA decrease in 2003.

During the first nine months of 2003, Cambior incurred a loss, prior to adjustments for non-hedge derivative gains/losses, of $2.7 million compared to a profit of $5.3 million during the first nine months of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $1.0 million ($14.8 million in 2002) resulted in a net loss of $3.7 million ($0.02 per share) compared to a net loss of $9.5 million ($0.07 per share) for the corresponding period in 2002. EBITDA was $22.4 million as compared to $31.5 million for the corresponding period of 2002.

(1) Earnings before interest, taxes, depreciation and amortization and non-hedge derivative gains/loss and other (Note 13 of the notes to consolidated financial statements).

CONSOLIDATED OPERATIONS (continued)

The table below summarizes the components resulting in the operating profit from mining operations and indicates the net earnings (loss) in accordance with Canadian generally accepted accounting principles ("GAAP"):

(in millions of $)	**Third Quarter ended September 30,**		**Nine months ended September 30,**	
	2003	2002	**2003**	2002
Revenues	**48.7**	52.6	**138.7**	150.8
Operating costs	**34.0**	36.4	**105.6**	107.8
Refining and transportation	**0.5**	0.6	**1.5**	1.8
Royalties	**1.3**	1.5	**3.8**	4.1
Mining operations	**35.8**	38.5	**110.9**	113.7
Gross margin	**12.9**	14.1	**27.8**	37.1
Depreciation, depletion and amortization	**6.8**	7.6	**20.4**	22.5
Operating profit	**6.1**	6.5	**7.4**	14.6
Net earnings (loss) (GAAP)	**0.7**	4.0	**(3.7)**	(9.5)

REVENUES

For the third quarter of 2003, revenues totalled $48.7 million compared to $52.6 million for the corresponding quarter of 2002. Gold sales totalled 118,600 ounces compared to 144,500 ounces sold during the same period in 2002 due to lower production from the Omai mine as a result of the depletion of soft rock reserves.

The realized price per ounce of gold sold amounted to $341 compared to $315 in 2002. The average market price of gold was $363 per ounce for the quarter, versus $314 per ounce in the corresponding period of 2002. The lower realized price compared to the market price is due to Cambior delivering a substantial portion of its production against forward sales contracts outstanding.

For the quarter, niobium sales and other contracting services amounted to $8.5 million compared to $5.4 million in 2002 mainly due to the increase in demand from the steel industry and an increase in contracting services.

During the first nine months of 2003, revenues totalled $138.7 million compared to $150.8 million for the first nine months of 2002. Gold sales totalled 371,500 ounces compared to 437,700 ounces during the same period in 2002 due to lower production. The realized price per ounce of gold sold amounted to $319 compared to $305 in 2002. The average market price of gold was $354 per ounce for the first nine months of 2003 compared to $306 per ounce in 2002. Niobium sales and other contracting services for the first nine months of 2003 amounted to $18.9 million compared to $17.1 million in 2002. Revenues also include a gain of $1.2 million on the disposal of a crusher during the first nine months of 2003.

EXPENSES

Mine operating costs in the third quarter of 2003 totalled $35.8 million, compared to $38.5 million incurred during the corresponding quarter of 2002. In terms of unit costs, mine operating costs were $238 per ounce in 2003, higher than the $216 per ounce of 2002. Higher gold mine operating costs were mainly due to the strengthening of the Canadian dollar from $1.56 Cdn/$US in the third quarter of 2002 to $1.38 Cdn/$US in the third quarter of 2003 which added $2.0 million ($17 per ounce) to the gold operating costs and $0.5 million to the niobium operating costs.

EXPENSES (continued)

During the first nine months of 2003, mine operating costs amounted to $110.9 million compared to $113.7 million during the corresponding period of 2002 due to the decrease in production. In terms of unit costs, mine operating costs were $245 per ounce in 2003, higher than the $218 per ounce in 2002. The strengthening of the Canadian dollar from $1.57 Cdn/$ US in the first nine months of 2002 to $1.43 Cdn/$ US in the first nine months of 2003 added $4.7 million ($12 per ounce) to the gold mine operating costs and $1.0 million to the niobium operating costs. The remaining difference is explained by high fuel prices mainly at Omai, increased heating costs last winter and temporary increased operating costs at Doyon due to the failure of the production hoist.

The gold operating statistics are as follows:

	Third Quarter ended September 30,				**Nine months ended September 30,**			
	2003		2002		**2003**		2002	
	Ounces	**Mine operating costs ($/ounce)**	Ounces	Mine operating costs ($/ounce)	**Ounces**	**Mine operating costs ($/ounce)**	Ounces	Mine operating costs ($/ounce)
Omai mine	**62,200**	**213**	90,100	210	**193,800**	**228**	245,600	216
Doyon Division	**53,000**	**267**	52,100	224	**161,300**	**265**	165,300	222
Sleeping Giant mine (50%)	**8,800**	**246**	7,500	227	**23,300**	**249**	24,900	213
	124,000	**238**	149,700	216	**378,400**	**245**	435,800	218

Depreciation, depletion and amortization amounted to $6.8 million for the third quarter of 2003 compared to $7.6 million in the corresponding quarter of 2002 and amounted to $20.4 million for the first nine months of 2003 compared to $22.5 million in the corresponding period of 2002 due to lower production and higher reserves.

General and administrative expenses were $4.7 million during the first nine months of 2003 compared to $3.8 million during the first nine months of 2002 due to higher insurance costs, investor relation expenses and a stronger Canadian dollar.

Financial expenses in the first nine months of 2003 include the writedown of deferred financial charges of $1.1 million related to the reimbursement of the 2001 Credit facility during the first quarter of 2003.

As a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations and capital taxes in Canada. In the second quarter of 2003, Cambior recorded a refund of $0.7 million under the Québec mining duties reimbursable credit program.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

Until August 12, 2003, the Company was required to maintain a Revenue Protection Program under the terms of its bank loan agreement and prepaid forward sales agreement. Benefiting from an improved financial position following the Cdn $100 million financing in early August, Cambior successfully negotiated the elimination of the gold hedging covenant under its financing agreements. Accordingly, the Company intends to eliminate its gold sales commitment, except for the residual 52,000 ounces under the prepaid gold forward sales agreement, by the end of 2004 through accelerated deliveries and opportunistic buy-backs. Since December 31, 2002, Cambior has reduced its sales commitments by 36% or 469,000 ounces. For the fourth quarter, Cambior has approximately 50% of its production available for delivery at market price.

During the first quarter of 2003, Cambior repurchased 189,000 ounces of gold from its gold hedging program at an average price of $342 per ounce, compared to the average market price of gold of $353 per ounce for the first quarter of 2003. Of this purchase, 134,000 ounces will be used to close gold hedging contracts in 2003, resulting in a disbursement of $1.7 million. The other repurchased positions will be applied against hedging positions subsequent to 2003.

During the second quarter, the Company converted 88,463 ounces of Canadian dollar gold forward sales into US dollar gold forward sales thereby increasing the future realized price from $321 an ounce to $359 an ounce. In addition, the Company repurchased all of its remaining Canadian dollar hedging commitments during the second quarter.

At September 30, 2003, the Company had minimum delivery obligations of 703,000 ounces at a price of $304 per ounce and total commitments of 817,000 ounces at a price of $304 per ounce. These commitments include the call options sold. The Company's Canadian dollar hedging commitments totaled US $10.2 million at an average exchange rate of Cdn $1.4127 in 2003.

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is dependent on the market price, rate of interest, gold lease rate and volatility. The transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation causes a variation in the earnings during the period.

The average market price of gold was $363 per ounce during the third quarter of 2003 ($354 per ounce during the first nine months of 2003). The price fluctuated from a low of $342 per ounce to a high of $391 per ounce during the third quarter. The price rose due to the high level of speculative long positions and the significant decline in the US dollar.

Due to an increase in the closing price of gold from $346 per ounce on June 30, 2003 to $388 per ounce on September 30, 2003, the mark-to-market value of the non-hedge derivatives was adversely affected by $2.4 million during the third quarter of 2003. Due to the increase in the closing price of gold from $343 per ounce on December 31, 2002, and despite the reduction in non-hedge derivative instruments, the mark-to-market value of the non-hedge derivative instruments affected earnings negatively by $1.0 million during the first nine months of 2003. This adjustment (loss/gain) has no impact on cash flows.

REVENUE PROTECTION PROGRAM AND GOLD MARKET (continued)

The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

	September 30, 2003	June 30, 2003	December 31, 2002	September 30, 2002	June 30, 2002	December 31, 2001
Closing gold market price ($/oz)	388	346	343	324	319	277
(in millions of $)						
Mark-to-market value of hedge derivative instruments	(46.5)	(23.9)	(37.3)	(20.9)	(26.3)	3.5
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet	(7.4)	(5.0)	(6.4)	(4.5)	(7.4)	5.4
Mark-to-market value – Revenue protection program	(53.9)	(28.9)	(43.7)	(25.4)	(33.7)	8.9

	Third Quarter ended September 30,		**Nine months ended September 30,**	
(in millions of $)	**2003**	2002	**2003**	2002
Impact on earnings of non-hedge derivative instruments				
Mark-to-market value at the end of period	**(7.4)**	(4.5)	**(7.4)**	(4.5)
Mark-to-market value at the beginning of period	**(5.0)**	(7.4)	**(6.4)**	5.4
Non-hedge derivative gain (loss) related to the variation of non-hedge derivative instruments	**(2.4)**	2.9	**(1.0)**	(9.9)
Deferred non-hedge derivative losses related to the conversion of call options into forward instruments	-	(2.1)	-	(4.4)
Total non-hedge derivative gain (loss)	**(2.4)**	0.8	**(1.0)**	(14.3)

The negative $7.4 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and expiry date of these non-hedge instruments at the end of each period. The Company's earnings will be impacted by this mark-to-market calculation until the end of 2004, at which time the non-hedge instruments will have expired.

CONSOLIDATED CASH FLOWS

Operating activities

For the third quarter of 2003, cash flow from operating activities was $4.6 million compared to $9.0 million in the same period of 2002. This decrease is mainly due to a cash variance of $3 million used in non-cash working capital items and the strengthening of the Canadian dollar.

During the first nine months of 2003, cash flow from operating activities was $6.8 million compared to $18.3 million for the same period of 2002 mainly due to lower sales, higher costs and an increase of $6.6 million in non-cash working capital items.

Investing activities

Investment in property, plant and equipment for the third quarter of 2003 totalled $34.8 million compared to $5.2 million for the same period in 2002. Investments were principally for the Rosebel project development ($28.0 million net of the related non-cash working capital variation) and exploration and sustaining capital expenditures ($6.8 million).

During the first nine months of 2003, cash investment in property, plant and equipment amounted to $78.0 million compared to $20.5 million in the corresponding period of 2002. Investments included $64.6 million net of the related non-cash working capital variation for the Rosebel project and $13.4 million in exploration and sustaining capital expenditures.

Rosebel project

In January of 2003, the Company officially announced the construction release for the Rosebel project. The Company also completed the financing documentation and obtained the political risk insurance required. After construction and mining equipment arrived on site early in the year, construction activities focused on the permanent camp, road access to the various project sites, surveying and clearing of the corridor for the 38-km transmission line, and ground leveling for the mill and plant sites. Foundations for the grinding mills and the grinding sector also progressed during the first quarter.

During the second quarter, construction progressed with completion of detailed engineering, camps and access roads, substantial progress on all concrete foundations and erection of structural steel for the processing facilities and shops-warehouse-administration building complex. Grinding mills and ancillary equipment were dismantled at Omai, refurbished and shipped to Rosebel at the end of the quarter. Other milling equipment was expedited and accumulating on site. Installation of leaching tanks was also initiated. Foundations for the power line were nearing completion and all material for the towers and lines were on site. The perimeter road for the tailings pond was completed and tree harvesting and clearing and grubbing of the tailings pond was progressing well.

During the third quarter, the activities were focused on piping and tank erection, steel erection and the mechanical and electrical installation of the equipment at the mill, the erection of towers for the power line, clearing of the tailings pond and dam construction, and staffing for the permanent operations. Construction is progressing well with more than 1,251 individuals being involved at the project.

CONSOLIDATED CASH FLOWS (continued)

Investing activities (continued)

Rosebel project (continued)

Total capital costs for the first nine months of 2003 amounted to \$64.6 million. Current commitments amounted to \$6.8 million as at September 30, 2003. The project is progressing within the budget of \$94.5 million and on schedule. Capitalized amounts for the Rosebel project include interest of \$0.9 million in the first nine months of 2003.

Other investing activities

During the third quarter of 2003, the Company also made investments in marketable securities totalling \$1.5 million compared to \$1.2 million in the third quarter of 2002. Investments in marketable securities amounted to \$2.7 million during the first nine months of 2003 compared to \$2.4 million in 2002. The market value of publicly traded securities is \$11.0 million representing an unrealized gain of \$6.0 million.

Financing activities

On February 7, 2003, the Company entered into a new Credit agreement to finance the development of the Rosebel project and reimburse the amount under the previous facility. The agreement includes a \$50 million term loan and a \$10 million revolving Credit facility, both expiring on December 31, 2007.

During the third quarter of 2003, in connection with the Cdn \$100 million equity financing, Cambior concluded an agreement with its lenders to modify the terms of its 2003 Credit facility. The lenders have agreed to waive their requirement for a prepayment of the 2003 Credit facility from the proceeds of the share issue and eliminate the current hedging covenant under the loan agreement which required Cambior to maintain a revenue protection program for 30% of its planned production until December 31, 2007. Cambior will maintain a \$10 million cash balance reserve which will be released upon the achievement of commercial production at Rosebel, currently scheduled to occur in 2004.

Loan drawdowns under the 2003 Credit facility are progressive based on construction expenditures. They began during the second quarter of 2003, for a total of \$11.0 million under the term loan and \$4.0 million under the revolving loan. During the third quarter of 2003, loan drawdowns totalled \$11.8 million. The revolving loan of \$4.0 million at the end of June 2003 was transferred to the term loan during the third quarter. At September 30, 2003, the loan outstanding under the 2003 Credit facility amounted to \$44.2 million. The remaining portion available on the credit facility totals \$15.8 million which, combined with internally generated funds, will be sufficient to complete the Rosebel project.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and Rosebel project. Interest is payable at a rate of LIBOR + premium, which is determined based on a loan life protection ratio.

During the first quarter of 2003, some 10.5 million common shares were issued following the exercise of warrants outstanding, for total proceeds of \$11.9 million of which \$5 million were used to reimburse a portion of the 2003 Credit facility. During the second quarter of 2003, some 0.5 million common shares were issued following the exercise of warrants and options for total proceeds of \$0.2 million.

CONSOLIDATED CASH FLOWS (continued)

Financing activities (continued)

During the third quarter of 2003, Cambior completed a bought deal placement for gross proceeds of \$72.2 million (Cdn \$100.0 million), of 40.0 million units at Cdn \$2.50 per unit, each unit consisting of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles its holder to acquire one common share at a price of Cdn \$3.75 at any time prior to August 12, 2008. The Company expects to use the net proceeds for general corporate purposes including the funding of the development of the Rosebel project and additions to its asset base.

Cambior also issued 571,000 common shares following a flow-through financing at a price of Cdn \$3.50 per share for total proceeds of \$1.4 million (Cdn \$2.0 million). The proceeds will be applied to exploration activities on Canadian projects. Some 373,000 additional common shares were issued following the exercise of warrants and options for total proceeds of \$0.3 million (Cdn \$0.5 million).

The Company incurred deferred financing charges totalling \$1.8 million during the first nine months related to the 2003 Credit facility which will be charged to earnings over the term of the loan.

The Company has 13.5 million share purchase warrants which expire on November 24, 2003. Each warrant is exercisable at \$3 per share, and if fully exercised, will generate an additional Cdn \$40.6 million. Any proceeds received under the warrants will be used to fund future growth.

MERGER AGREEMENT – ARIANE GOLD CORP.

On September 26, 2003, the respective Boards of Directors of Cambior and Ariane Gold Corp. ("Ariane Gold") announced that they unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman Gold Project, located in French Guiana, South America.

Under the agreement, Ariane Gold shareholders will receive one Cambior share for each 2.91 Ariane Gold shares.

Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to the Ariane Gold shareholders. The agreement provides for a break-up fee of Cdn \$2.2 million in the event that Ariane Gold terminates the transaction to accept a competing offer.

The merger transaction is subject to the satisfactory negotiation and conclusion of a formal merger agreement which shall include customary provisions and shall provide that:

(a) regulatory approval, including consent from the relevant authorities of France, shall have been obtained prior to closing; and

(b) Cambior shall have completed its due diligence review prior to closing.

Subject to the approval of the Ariane Gold shareholders, this merger transaction is scheduled to close during the fourth quarter of 2003.

CLAIM

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited (OGML) in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency (EPA) and the Guyana Geology and Mines Commission (GGMC) also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results. OGML's environmental management system is certified under the ISO 14001 standard, a system developed by international experts under the auspices of the International Standard Organization based in Switzerland. As part of the certification process, the system is regularly audited by SGS, an independent world-leading certification organization.

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously. The Company is also a party to other litigation and, in that respect, does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on the Company's financial condition or operating results.

NON-GAAP MEASURES

We have included measures of earnings before interest, taxes, depreciation and amortization and non-hedge derivative gain/loss and other ("EBITDA"), earnings before non-hedge derivative gain/loss and other and adjusted cash flow from operating activities, because we believe that this information will help investors in understanding the level of the Company's operational earnings and assessing its performance in 2003 compared to the prior year. These performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented in notes 13 and 14 of the interim consolidated financial statements.

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

CONSOLIDATED OPERATIONS *(in thousands of United States dollars)*	Third Quarter ended September 30, **2003** *(unaudited)* $	 2002 $	Nine months ended September 30, **2003** *(unaudited)* $	 2002 $
REVENUES				
Mining operations	**48,504**	52,501	**137,148**	150,538
Investment and other income	**171**	130	**1,515**	311
	48,675	52,631	**138,663**	150,849
EXPENSES				
Mining operations	**35,745**	38,510	**110,880**	113,724
Depreciation, depletion and amortization	**6,735**	7,601	**20,374**	22,458
Exploration and business development	**1,531**	1,157	**4,089**	3,160
General and administrative	**1,236**	1,188	**4,723**	3,842
Financial expenses	**263**	906	**1,818**	2,067
	45,510	49,362	**141,884**	145,251
Earnings (Loss) before the undernoted items	**3,165**	3,269	**(3,221)**	5,598
Non-hedge derivative gain (loss) and other (Note 9)	**(2,407)**	832	**(990)**	(14,798)
Income and mining taxes	**(68)**	(88)	**501**	(309)
Net earnings (loss)	**690**	4,013	**(3,710)**	(9,509)
Basic net earnings (loss) per share (in dollars)	**0.00**	0.03	**(0.02)**	(0.07)
Diluted net earnings (loss) per share (in dollars)	**0.00**	0.02	**(0.02)**	(0.07)
Basic weighted average number of common shares outstanding (in thousands)	**193,131**	154,738	**176,168**	134,462
Diluted weighted average number of common shares outstanding (in thousands) (Note 12)	**211,643**	163,223	**176,168**	134,462

CONSOLIDATED CONTRIBUTED SURPLUS *(in thousands of United States dollars)*				
Balance, beginning	-	-	-	23,047
Transfer to deficit	-	-	-	(23,047)
Balance, ending	-	-	-	-

CONSOLIDATED DEFICIT *(in thousands of United States dollars)*				
Balance, beginning	**(111,848)**	(112,894)	**(107,448)**	(117,876)
Net earnings (loss)	**690**	4,013	**(3,710)**	(9,509)
Share and warrants issue expenses	**(4,076)**	(23)	**(4,076)**	(4,566)
Transfer from contributed surplus	-	-	-	23,047
Balance, ending	**(115,234)**	(108,904)	**(115,234)**	(108,904)

CONSOLIDATED CASH FLOWS *(in thousands of United States dollars)*	**Third Quarter ended September 30,** **2003** *(unaudited)* **$**	 2002 $	**Nine months ended September 30,** **2003** *(unaudited)* **$**	 2002 $
OPERATING ACTIVITIES				
Net earnings (loss)	**690**	4,013	**(3,710)**	(9,509)
Non-cash items				
Deferred revenue – Delivery of gold on the prepaid forward (Note 6)	**(3,056)**	(3,056)	**(9,167)**	(9,167)
Depreciation, depletion and amortization	**6,735**	7,601	**20,374**	22,458
Amortization of deferred stripping costs (included in mining operations expenses)	**1,097**	1,366	**3,424**	1,366
Provision for environmental obligations	**433**	461	**1,258**	1,403
Deferred gains	**(1,901)**	(1,769)	**(1,094)**	(2,647)
Non-hedge derivative loss (gain) and other	**2,407**	(832)	**990**	14,798
Others	**53**	99	**1,298**	232
	6,458	7,883	**13,373**	18,934
Changes in non-cash working capital items (Note 2)	**(1,856)**	1,164	**(6,578)**	(587)
Cash flow from operating activities	**4,602**	9,047	**6,795**	18,347
INVESTING ACTIVITIES				
Short-term investments (Note 3)	**(1,993)**	-	**23,215**	-
Investments	**(1,425)**	(1,153)	**(2,670)**	(2,405)
Rosebel project development (Note 2)	**(28,029)**	(1,488)	**(64,556)**	(7,704)
Other property, plant and equipment	**(6,825)**	(3,741)	**(13,490)**	(12,762)
Cash flow used in investing activities	**(38,272)**	(6,382)	**(57,501)**	(22,871)
FINANCING ACTIVITIES				
Long-term debt – Borrowings	**11,800**	-	**26,800**	-
Long-term debt – Repayments	**(78)**	(36)	**(6,296)**	(27,939)
Deferred charges	**(103)**	-	**(1,786)**	-
Shares and warrants issued net of issue expenses (Note 8)	**69,896**	213	**82,009**	53,114
Cash flow from financing activities	**81,515**	177	**100,727**	25,175
Effect of changes in the exchange rate on cash held in foreign currency	**(352)**	(43)	**(1,055)**	(8)
Net increase in cash and cash equivalents	**47,493**	2,799	**48,966**	20,643
Cash and cash equivalents, beginning	**19,068**	32,430	**17,595**	14,586
Cash and cash equivalents, ending (Note 3)	**66,561**	35,229	**66,561**	35,229

CONSOLIDATED BALANCE SHEETS *(in thousands of United States dollars)*	**September 30, 2003** ***(unaudited)*** **($)**	December 31, 2002 *(audited)* ($)
ASSETS		
Current assets		
Cash and short-term investments (Note 3)	**68,554**	42,803
Accounts receivable	**5,542**	4,078
Settlements receivable	**3,998**	3,644
Production inventories	**7,049**	4,414
Supplies inventory and prepaid expenses	**22,047**	18,294
	107,190	73,233
Investments (Note 4)	**6,835**	4,165
Property, plant and equipment	**272,568**	200,175
Deferred charges	**2,291**	1,833
	388,884	279,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**26,724**	24,341
Current portion of long-term debt	**10,226**	1,147
Current portion of deferred revenue	**12,222**	12,222
Current portion of deferred gains	**2,373**	2,949
	51,545	40,659
Long-term debt (Note 5)	**38,403**	26,851
Deferred revenue (Note 6)	**15,278**	24,445
Deferred gains (Note 7)	**1,877**	3,304
Provision for environmental obligations and other	**18,685**	15,178
Fair-value of non-hedge derivatives (Note 9)	**7,352**	6,362
	133,140	116,799
SHAREHOLDERS' EQUITY		
Capital stock (Note 8)	**374,995**	288,910
Deficit	**(115,234)**	(107,448)
Cumulative translation adjustment	**(4,017)**	(18,855)
	255,744	162,607
	388,884	279,406

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

1. BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

2. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Third Quarter ended September 30,		**Nine months ended September 30,**	
	2003	2002	**2003**	2002
(in thousands of dollars)	**($)**	($)	**($)**	($)
Accounts receivable	**675**	409	**(1,255)**	422
Settlements receivable	**(985)**	247	**(354)**	83
Production inventories	**(900)**	(1,533)	**(2,635)**	994
Supplies inventory and prepaid expenses	**421**	2,086	**(2,013)**	683
Accounts payable and accrued liabilities	**(1,067)**	(45)	**(321)**	(2,769)
	(1,856)	1,164	**(6,578)**	(587)

The changes in non-cash working capital items of the Rosebel project totalling $10,347,000 for the third quarter ($525,000 for the nine months ended September 30, 2003) are classified in investing activities.

3. CASH AND SHORT-TERM INVESTMENTS

	September 30, 2003	December 31, 2002
(in thousands of dollars)	**($)**	($)
Cash	**3,422**	2,575
Short-term investments with maturities less than 3 months, bearing interest from 0.98% to 3.10% (rates from 1.20% to 2.65% in 2002)	**63,139**	15,020
Cash and cash equivalents	**66,561**	17,595
Short-term investments with maturities more than 3 months but less than 5 months bearing interest at 1.00% (rates from 1.05% to 2.75% in 2002)	**1,993**	25,208
Cash and short-term investments	**68,554**	42,803

4. INVESTMENTS

(in thousands of dollars)	**September 30, 2003 ($)**	December 31, 2002 ($)
Shares of publicly-traded companies, at cost	**5,059**	2,466
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%.	**1,776**	1,699
	6,835	4,165

At September 30, 2003, the fair value of the publicly-traded companies was $11,031,000 based on the last quoted market price ($5,082,000 at December 31, 2002). The fair value of the amount receivable from the purchaser of El Pachon is equivalent to the carrying amount since it is presented at its discounted value.

5. LONG-TERM DEBT

The long-term debt position is summarized as follows:

(in thousands of dollars)	**September 30, 2003 ($)**	December 31, 2002 ($)
2003 Credit facility – Term loan	**44,240**	-
2001 Credit facility – Term loan	**-**	22,440
Obligations under capital lease	**551**	661
Balance of purchase price	**1,891**	2,860
Other debt	**1,947**	2,037
	48,629	27,998
Current portion	**10,226**	1,147
Long-term portion	**38,403**	26,851

2003 Credit Facility

On February 7, 2003, Cambior closed a new Credit facility ("2003 Credit facility") with a group of financial institutions for an amount of $65,000,000. The 2003 Credit facility consists of a term loan for an amount of $55,000,000 and a $10,000,000 revolving Credit facility, both maturing on December 31, 2007.

This new Credit facility was used to repay the $22,440,000 balance under the 2001 Credit facility and is being used to finance the construction and development of the Rosebel project.

As per the 2003 Credit facility agreement, Cambior repaid $5,000,000 from the proceeds of the exercise of warrants in the first quarter of 2003 to reduce the commitment under the term facility to $50,000,000.

During the second quarter of 2003, the Company made loan drawdowns of $11,000,000 under the term loan of the 2003 Credit facility and $4,000,000 under the revolving Credit facility to finance the construction and development of the Rosebel project. During the third quarter of 2003, the Company made loan drawdowns of $11,800,000. The revolving loan of $4,000,000 at the end of June 2003 was transferred to the term loan during the third quarter. Drawdowns are progressive based on construction expenditures.

5. LONG-TERM DEBT (continued)

2003 Credit Facility (continued)

The repayments assuming a full drawdown of the facility are scheduled as follows, with the initial reimbursement due on June 30, 2004:

Year of repayment	Amount per year *(in thousands of dollars)* ($)
2004	13,636
2005	14,545
2006	14,545
2007	17,274
	60,000

The 2003 Credit facility bears interest at LIBOR rate plus 2.50%, until "Commercial Completion" of the Rosebel project as defined under the terms of the Credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

Under the original terms of the 2003 Credit facility, Cambior was required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. On August 12, 2003, the lenders agreed to eliminate the current hedging covenant under the loan agreement. Cambior has agreed to maintain a $10 million cash balance reserve which will be released upon the achievement of commercial production at Rosebel, currently scheduled to occur in 2004.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and the Rosebel project.

The 2003 Credit facility is subject to the maintenance of various covenants and financial ratios similar to those of the 2001 Credit facility.

Balance of purchase price

The balance of purchase price represents the discounted amount, calculated with an interest rate of 5.0%, of instalments of $1,000,000 and $960,000 due in January 2004 and January 2005 respectively. An amount of $1,040,000 was paid during the first quarter of 2003. This balance is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

5. LONG-TERM DEBT (continued)

Other debt

Upon receiving the Right of Exploitation of the Rosebel Project in December 2002, an amount became due to Grasshopper Aluminum Company N.V. (Grassalco) in compensation for exploration expenses incurred by Grassalco. The remaining amount is payable in three equal annual instalments, the first of which is due on the first anniversary of the commencement of commercial production estimated in 2004. The discounted value, calculated with an interest rate of 3.19%, is $1,947,000.

Minimum reimbursements

At September 30, 2003, the minimum reimbursements on the long-term debt are as follows for the coming years:

(in thousands of dollars)

Year of repayment	Term loan ($)	Obligations under capital lease ($)	Balance of purchase price ($)	Other debt ($)	Total ($)
2003 (3 months)	-	37	-	-	**37**
2004	13,636	147	988	-	**14,771**
2005	14,545	147	903	669	**16,264**
2006	14,545	147	-	649	**15,341**
2007	1,514	73	-	629	**2,216**
	44,240	551	1,891	1,947	**48,629**

6. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

The deliveries of gold under the prepaid gold forward sales agreement are as follows for the coming years:

	Number of ounces	*(in thousands of dollars)* ($)
2003 (3 months)	12,980	3,055
2004	51,919	12,222
2005	51,920	12,223
	116,819	27,500
Current portion	51,919	12,222
Long-term portion	64,900	15,278

The estimated fair value of the prepaid gold forward sales agreement is $43,116,000 as at September 30, 2003.

7. DEFERRED GAINS

Deferred gains include gains resulting from the anticipated delivery of gold and US dollars against contracts with expiry dates subsequent to the end of the period and gains accounted for at the expiry dates of contracts that will be delivered later.

This account also includes non-hedge derivative losses related to call options and variable volume forward (VVF) converted into forward instruments.

(in thousands of dollars)	**September 30, 2003 ($)**	December 31, 2002 ($)
Deferred gains (losses) – Gold	**(2,522)**	3,923
Deferred gains – US dollars	**4,809**	-
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	**1,963**	2,330
	4,250	6,253
Current portion	**2,373**	2,949
Long-term portion	**1,877**	3,304

8. ISSUANCE OF COMMON SHARES

	Third Quarter ended September 30, 2003		**Nine months ended September 30, 2003**	
(in thousands of dollars)	**Number of common shares** (000)	**Amount** ($)	**Number of common shares** (000)	**Amount** ($)
Common shares issued and fully paid:				
Balance, beginning of period	171,142	300,906	160,167	288,040
Issued:				
Public offering of units	40,000	72,192	40,000	72,192
Private placements of flow-through common shares	571	1,441	571	1,441
Exercise and expiry of warrants	200	150	11,120	12,989
Exercise of options[1]	173	256	228	283
	40,944	74,039	51,919	86,905
Balance, end of period	**212,086**	**374,945**	**212,086**	**374,945**
Common share Purchase Warrants:				
Balance, beginning of period		117		870
Exercised		(67)		(232)
Expired		-		(588)
		(67)		(820)
Balance, end of period		**50**		**50**
Total capital stock		**374,995**		**374,995**

[1] The options were exercised by employees of the Company under the Stock Option Plan for key employees.

During the first quarter of 2003, some 10,524,000 common shares were issued following the exercise of warrants issued previously for total proceeds of $11,925,000 (Cdn $17,848,000).

8. ISSUANCE OF COMMON SHARES (continued)

During the second quarter of 2003, some 451,000 common shares were issued following the exercise of warrants and options for total proceeds of $188,000 (Cdn $259,000). During the second quarter of 2003, some 1,363,000 warrants exercisable at a price of Cdn $2.20 each and 682,000 warrants exercisable at a price of Cdn $3.00 each expired without being exercised. The value of these warrants totalling $588,000 was transferred into capital stock.

During the third quarter of 2003, Cambior issued to a syndicate of underwriters, 40,000,000 units at a price of Cdn $2.50 per unit for gross proceeds of $72,192,000 (Cdn $100,000,000). Each unit consists of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles its holder to purchase one additional common share at a price of Cdn $3.75 prior to August 12, 2008.

During the third quarter of 2003, some 571,000 common shares were issued at a price of Cdn $3.50 each following a flow-through financing for total proceeds of $1,441,000 (Cdn $2,000,000). The gross proceeds of the offering shall be used for the development of the Company's projects in Canada. Some 373,000 common shares were also issued following the exercise of warrants and options for total proceeds of $339,000 (Cdn $459,000).

As of September 30, 2003, the maximum number of warrants exercisable into common shares is as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number exercisable (000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	150
May 16, 2002	November 24, 2003	Cdn $3.00	13,636	13,539
August 12, 2003	August 12, 2008	Cdn $3.75	20,000	20,000
			34,936	33,689

9. REVENUE PROTECTION PROGRAM

a) Gold sales and deliveries

The Company's gold sales and deliveries commitments, as at September 30, 2003, are as follows [1]:

		2003 (3 months)	2004	2005	2006	2007	Total
Forwards[3]							
Quantity	(000 oz)	48	252	155	130	56	**641**
Average price	($/oz)	289	315	327	326	350	**321**
Prepaid gold forwards (note 6)							
Quantity	(000 oz)	13	52	52	-	-	**117**
Average price	($/oz)	235	235	235	-	-	**235**
Spot deferred (long)							
Quantity	(000 oz)	-	(55)	-	-	-	**(55)**
Average price	($/oz)	-	359	-	-	-	**359**
Minimum delivery obligations							
Quantity	(000 oz)	61	249	207	130	56	**703**
Average price	($/oz)	278	289	304	326	350	**304**
Call options sold[2] [3]							
Quantity	(000 oz)	10	104	-	-	-	**114**
Average price	($/oz)	300	301	-	-	-	**301**
Total delivery commitments							
Quantity	(000 oz)	71	353	207	130	56	**817**
Average price	($/oz)	281	292	304	326	350	**304**

(1) The designation dates for accounting purposes differ from commitment dates.

(2) The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3) Certain call options sold and forward positions, totalling 471,000 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

At September 30, 2003, the mark-to-market value of Cambior's gold forward sales and delivery commitments, excluding the prepaid gold forward, calculated at a spot price of $388 per ounce ($346 per ounce at June 30, 2003 and $343 per ounce at December 31, 2002), is as follows:

(in thousands of dollars)	**September 30, 2003 ($)**	December 31, 2002 ($)
Forwards	**(46,586)**	(37,381)
Call options sold, spot deferred (long) and lease rate swaps (accounted for in the balance sheet as fair-value of non-hedge derivatives)	**(7,352)**	(6,362)
	(53,938)	(43,743)

9. REVENUE PROTECTION PROGRAM (continued)

a) Gold sales and deliveries (continued)

The non-hedge derivative loss of $2,407,000 in the third quarter of 2003 (loss of $990,000 in the first nine months of 2003) represents the variation of the mark-to-market value of the non-hedge derivative instruments.

Under the 2003 Credit facility, Cambior can roll forward its contracts up to December 31, 2007 and is not subject to margin calls.

b) Foreign exchange contracts

During the second quarter of 2003, the Company converted 88,463 ounces of Canadian gold forward sales into US dollar gold forward sales, thereby increasing the future realized price from $321 an ounce to $359 an ounce.

At the end of the third quarter of 2003, the Company was committed, through foreign exchange contracts, to deliver US $10,200,000 at an average exchange rate of Cdn $1.4127 in 2003. As at September 30, 2003, the fair value gain of the forward foreign exchange contracts was $454,000. This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars are treated as hedge instruments.

10. ACCOUNTING FOR COMPENSATION PLANS

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The Board of Directors approved, on May 9, 2003, the granting of 1.4 million options at a price of Cdn $1.95 each, in accordance with the terms of the stock option plan for key employees. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 4.08% in 2003 (5.07% in 2002) and a volatility of 78% in 2003 and 85% in 2002. A compensation charge is amortized over the vested period. The weighted average fair value of each option granted in 2003 was $0.93 ($1.00 in 2002) calculated using the Black-Scholes option-pricing model.

Accordingly the Company's net earnings (loss) and basic and diluted net earnings (loss) per share would have been reported on a pro forma basis as follows:

	Third Quarter ended September 30,		**Nine months ended September 30,**	
(in thousands of dollars)	**2003 ($)**	2002 ($)	**2003 ($)**	2002 ($)
Net earnings (loss), as reported	**690**	4,013	**(3,710)**	(9,509)
Deduct : Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(312)**	(252)	**(754)**	(563)
Net earnings (loss), pro forma	**378**	3,761	**(4,464)**	(10,072)
(in dollars)				
Basic net earnings (loss) per share, as reported	**0.00**	0.03	**(0.02)**	(0.07)
Diluted net earnings (loss) per share, as reported	**0.00**	0.02	**(0.02)**	(0.07)
Basic net earnings (loss) per share, pro forma	**0.00**	0.02	**(0.03)**	(0.07)
Diluted net earnings (loss) per share, pro forma	**0.00**	0.02	**(0.03)**	(0.07)

11. SEGMENTED INFORMATION

The Company operates four gold mining divisions: Omai, located in Guyana; Doyon, which includes both the Doyon and Mouska mines, and Sleeping Giant (50% ownership through a joint venture), both located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services are grouped with Niobec. The Rosebel gold project, located in Suriname, is in construction.

(in thousands of dollars)	Omai ($)	Doyon ($)	Sleeping Giant ($)	Niobec and others ($)	Rosebel ($)	Corporate and projects ($)	Total ($)
Third Quarter ended September 30, 2003							
Revenues – Mining operations	**19,485**	**17,669**	**2,745**	**8,532**	**-**	**73**	**48,504**
Financial expenses	**492**	**-**	**-**	**-**	**-**	**(229)**	**263**
Depreciation, depletion and amortization	**2,131**	**3,873**	**457**	**209**	**-**	**65**	**6,735**
Divisional earnings (loss)	**2,005**	**379**	**274**	**3,026**	**(35)**	**(2,655)**	**2,994**
Capital expenditures	**904**	**3,188**	**1,255**	**898**	**28,029**	**2,005**	**36,279**
Third Quarter ended September 30, 2002							
Revenues – Mining operations	28,710	15,772	1,909	5,360	-	750	52,501
Financial expenses	838	-	-	-	-	68	906
Depreciation, depletion and amortization	3,515	3,376	375	187	-	148	7,601
Divisional earnings (loss)	3,118	(437)	34	2,363	-	(1,939)	3,139
Capital expenditures	756	1,746	477	263	1,488	1,652	6,382
Nine months ended September 30, 2003							
Revenues – Mining operations	**58,877**	**52,054**	**7,140**	**18,894**	**-**	**183**	**137,148**
Financial expenses	**1,417**	**16**	**(2)**	**-**	**-**	**387**	**1,818**
Depreciation, depletion and amortization	**6,876**	**11,450**	**1,184**	**606**	**-**	**258**	**20,374**
Divisional earnings (loss)	**983**	**(2,067)**	**325**	**5,396**	**(101)**	**(9,272)**	**(4,736)**
Capital expenditures	**(962)**	**7,706**	**3,223**	**2,154**	**64,556**	**4,039**	**80,716**
Property, plant and equipment	**36,939**	**95,460**	**7,566**	**16,949**	**96,024**	**19,630**	**272,568**
Divisional assets	**52,487**	**101,139**	**8,745**	**27,402**	**100,721**	**98,390**	**388,884**
Nine months ended September 30, 2002							
Revenues – Mining operations	75,537	49,925	7,224	17,102	-	750	150,538
Financial expenses	2,155	44	3	-	-	(135)	2,067
Depreciation, depletion and amortization	9,702	10,543	1,146	627	-	440	22,458
Divisional earnings (loss)	4,784	1,008	852	5,917	-	(7,274)	5,287
Capital expenditures	3,960	5,804	1,109	862	7,704	3,432	22,871
Property, plant and equipment	51,106	85,395	4,232	12,285	23,504	18,213	194,735
Divisional assets	67,314	89,282	4,841	19,560	23,504	62,396	266,897

11. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings to net earnings (loss) is as follows:

	Third Quarter ended September 30,		Nine months ended September 30,	
(in thousands of dollars)	**2003 ($)**	2002 ($)	**2003 ($)**	2002 ($)
Divisional earnings	**5,649**	5,078	**4,536**	12,561
Corporate and projects	**(2,655)**	(1,939)	**(9,272)**	(7,274)
	2,994	3,139	**(4,736)**	5,287
Investment and other income	**171**	130	**1,515**	311
Non-hedge derivative gain (loss) and other	**(2,407)**	832	**(990)**	(14,798)
Income and mining taxes	**(68)**	(88)	**501**	(309)
Net earnings (loss)	**690**	4,013	**(3,710)**	(9,509)

12. EARNINGS PER SHARE

The following number of equity instruments were not included in the computation of diluted earnings per share, because to do so would have been anti-dilutive for the periods presented.

Number of instruments *(in thousands)*	**September 30, 2003**	September 30, 2002
Options	**1,549**	3,432
Warrants	**20,000**	26,869
	21,549	30,301

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

Number of instruments	**Third Quarter ended September 30,**	
(in thousands)	**2003**	2002
Basic weighted average number of common shares outstanding	**193,131**	154,738
Effect of dilutive stock option	**4,823**	2,229
Effect of dilutive warrants	**13,689**	6,256
Diluted weighted average number of common shares outstanding	**211,643**	163,223

13. RECONCILIATION OF EARNINGS (LOSS) BEFORE NON-HEDGE DERIVATIVE LOSS (GAIN) AND EBITDA TO GAAP NET EARNINGS (LOSS)

Earnings before interest, taxes, depreciation and amortization and non-hedge derivative loss (gain) (EBITDA) are summarized as follows:

	Third Quarter ended September 30,		Nine months ended September 30,	
(in thousands of dollars)	**2003 ($)**	2002 ($)	**2003 ($)**	2002 ($)
Net earnings (loss) (GAAP)	**690**	4,013	**(3,710)**	(9,509)
Add :				
Non-hedge derivative loss (gain) and other	**2,407**	(832)	**990**	14,798
Earnings (Loss) before non-hedge derivative loss (gain)	**3,097**	3,181	**(2,720)**	5,289
Depreciation, depletion and amortization	**6,735**	7,601	**20,374**	22,458
Amortization of deferred stripping costs	**1,097**	1,366	**3,424**	1,366
Financial expenses	**263**	906	**1,818**	2,067
Income and mining taxes	**68**	88	**(501)**	309
EBITDA	**11,260**	13,142	**22,395**	31,489

14. RECONCILIATION OF ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES TO GAAP CASH FLOW FROM OPERATING ACTIVITIES

	Third Quarter ended September 30,		Nine months ended September 30,	
(in thousands of dollars)	**2003 ($)**	2002 ($)	**2003 ($)**	2002 ($)
Cash flow from operating activities (GAAP)	**4,602**	9,047	**6,795**	18,347
Plus :				
Deferred revenue - Delivery of gold on the prepaid forward	**3,056**	3,056	**9,167**	9,167
Adjusted cash flow from operating activities	**7,658**	12,103	**15,962**	27,514

15. MERGER AGREEMENT – ARIANE GOLD CORP.

On September 26, 2003, the respective Boards of Directors of Cambior and Ariane Gold Corp. ("Ariane Gold") announced that they unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman Gold Project, located in French Guiana, South America.

Under the agreement, Ariane Gold shareholders will receive one Cambior share for each 2.91 Ariane Gold shares. The exchange ratio implies a price of Cdn $1.32 for each Ariane Gold share, based on the closing price of the companies' shares on the Toronto Stock Exchange on September 25, 2003. Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to the Ariane Gold shareholders. The agreement provides for a break-up fee of Cdn $2,200,000 in the event that Ariane Gold terminates the transaction to accept a competing offer.

15. MERGER AGREEMENT – ARIANE GOLD CORP. (continued)

The merger transaction is subject to the satisfactory negotiation and conclusion of a formal merger agreement which shall include customary provisions and shall provide that:

(a) regulatory approval, including consent from the relevant authorities of France, shall have been obtained prior to closing; and

(b) Cambior shall have completed its due diligence review prior to closing.

Subject to the approval of the Ariane Gold shareholders, this merger transaction is scheduled to close during the fourth quarter of 2003.

16. COMMITMENTS

The Company's commitments related to the construction of the Rosebel project total $6.8 million.

17. CONTINGENCIES

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited (OGML) in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency (EPA) and the Guyana Geology and Mines Commission (GGMC) also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results. OGML's environmental management system is certified under the ISO 14001 standard, a system developed by international experts under the auspices of the International Standard Organization based in Switzerland. As part of the certification process, the system is regularly audited by SGS, an independent world-leading certification organization.

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously. The Company is also a party to other litigation and, in that respect, does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on the Company's financial condition or operating results.

18. ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

Cdn $/US $		2003	2002
September 30	(Closing)	**1.3499**	1.5872
June 30	(Closing)	**1.3475**	1.5162
December 31	(Closing)	-	1.5776
First Quarter	(Average)	**1.5102**	1.5946
Second Quarter	(Average)	**1.3984**	1.5549
Third Quarter	(Average)	**1.3799**	1.5628
Nine months	(Average)	**1.4295**	1.5705

The number of common shares outstanding at the following dates was:

	Number of common shares
October 21, 2003	212,127,000
September 30, 2003	212,086,000
June 30, 2003	171,142,000
March 31, 2003	170,691,000
December 31, 2002	160,167,000

GENERAL INFORMATION

CAMBIOR INC.

Executive Office:
1111, rue Saint-Charles Ouest
Bureau 750, Tour Est
Longueuil, QC J4K 5G4
Canada
Tel.: (450) 677-0040
Fax: (450) 677-3382

For the quarter ending September 30, 2003:

	High	Low	Close
CBJ – Toronto *(Cdn $)*	4.24	1.81	3.71
CBJ – AMEX *(US $)*	3.20	1.31	2.77
CBJ.WT.B – Toronto *(Cdn $)*	1.25	0.07	0.77
CBJ.WT.C – Toronto *(Cdn $)*	2.00	0.40	1.59

Each CBJ.WT.B warrant entitles the holder to purchase one common share of Cambior at a price of Cdn $3.00 until November 24, 2003.

Each CBJ.WT.C warrant entitles the holder to purchase one common share of Cambior at a price of Cdn $3.75 until August 12, 2008.

Transfer Agent and Registrar:
CIBC Mellon Trust Company
2001 University Street, 16th floor
Montreal, QC H3A 2A6
Canada
Tel.: (514) 285-3552
Toll free: 1-800-387-0825

Co-Transfer Agent and Co-Registrar in the United States:
Computershare Trust Company of New York
Wall Street Plaza
88 Pine Street
New York, NY 10005
USA
Tél.: (212) 701-7600

Investor Relations and Shareholder Inquiries:
Robert LaVallière
Manager, Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382

Louise Paquette
Tel.: (450) 677-0040, ext. 3311

Email:
robert_lavalliere@cambior.com
louise_paquette@cambior.com

Internet:
http://www.cambior.com
Email: info@cambior.com

CAMBIOR

THIRD QUARTER 2003

Printed in Canada

Exhibit 10

Annual Information Form of Cambior Inc.
for the year ended December 31, 2002

May 20, 2003

ANNUAL INFORMATION FORM

2002

CAMBIOR INC.

Table of Contents

List of Maps and Tables

Explanatory Notes :

1. *All dollar amounts presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.*

2. *Production results are in metric units, unless otherwise indicated.*

3. *Cambior Inc. carries on business in Canada. The subsidiaries of Cambior Inc. carry on business in Canada and elsewhere. In this Annual Information Form, the words "Company" and "Cambior" are used interchangeably and in each case refer, as the context may require, to all or any of Cambior Inc. and its subsidiaries.*

Special Note Regarding Forward-looking Statements

This Annual Information Form contains or incorporates by reference certain information that may constitute "forward-looking statements", as defined in the **United States Private Securities Litigation Reform Act of 1995**. All statements other than statements of historical fact set forth herein, including, without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking statements, which involve assumptions and describe the Company's future plans, strategies and expectations are generally identifiable by use of the words "may", "will", "should", "expect", "anticipate", "estimate", "believe", "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; liability under environmental legislation; uncertainties in mining reserves and mineral resources, competition for mining properties with Canadian and foreign companies that may have substantially greater financial and other resources; material fluctuations in metal prices; foreign currency fluctuations; risks involved with investments in developing countries including stability of legislation and policy, unilateral revocation of mining rights and political instability; federal, state and provincial legislation governing the acquisition and ownership of mining rights, mining duties, income taxes, labor, health, safety standards, exports and other related matters. **Such risks and uncertainties are more particularly described in section 4 of Item III below and, as regards specific assets, projects or activities, in the relevant portions of this Annual Information Form.**

Any forward-looking statement speaks only of the date on which it is made and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict which factor will arise.

Glossary

Mining Terms

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (CIL) process: a modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

Carbon-in-pulp (CIP) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as it passes through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the ground without reduction due to mining loss or dilution.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Counter-parties: the persons that the Company has entered into hedging transactions with and include the Company's lenders.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the calculation of mineral reserves in a given deposit.

Deferred development: development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

Deferred stripping: additional waste mining in excess of the average stripping ratio for some period of time during the mine plan in an open-pit operation. Costs related to this additional waste mining are capitalized when occurring and charged back to operating costs when waste mining is less than the average stripping ratio.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

Grade: the relative quantity or percentage of metal or mineral content.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

Reclamation: *operation consisting of restoring a mining site to a satisfactory condition.*

Recovery: the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Stope: the underground excavation from which the orebody is extracted.

Stoping: the process of mining the orebody.

Stripping: the process of removing overburden or waste rock to expose ore.

Strip ratio: ratio of waste to ore in an open pit operation.

Tailings: the material that remains after all metals or minerals considered economic have been removed from ore during milling.

Tailings pond: a containment area used to deposit tailings from milling.

Financial Terms

AMEX or NASDAQ-AMEX: American Stock Exchange.

Call option: option giving the purchaser the right but not the obligation to buy gold at a predetermined (strike) price.

Depreciation: the amortization of costs over the life of an asset, including depreciation of physical assets, depletion of mining properties and amortization of developments costs.

Direct mining cost: the average cost of producing an ounce of gold at the mine, excluding stripping costs, refining and transportation costs and by-product credits.

EBITDA: earnings before interest, taxes, depreciation, depletion and amortization, non-hedge derivative gain/loss and others and writedown of assets.

Forward sales: the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

LIBOR: the prime interest rate per annum at which deposits in U.S. dollars are loaned by banks in the London interbank market.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Margin call: call for margin deposit as security for the counter-party.

Mark-to-market valuation: the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, gold lease rate and rate of interest.

Mine operating cost: the average cost of producing an ounce of gold. Includes deferred stripping costs, refining and transportation costs and by-product credits less royalties, depreciation and reclamation.

Prepaid gold forward sales agreement: an agreement to deliver a quantity of gold over a period of time. The cash proceeds are received up front and accounted for as deferred revenue.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns ("NSR") or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Variable volume forward: a contract for a nominal quantity of gold maturing at fixed delivery dates. The delivery dates and strike prices are fixed, but quantity to be delivered during any specific month may vary from a minimum of 80% to a maximum of 150% of the nominal quantity based on the spot gold price.

Volatility: propensity for variability: a market or share is volatile when it records rapid variations.

Conversion Table

METRIC SYSTEM		IMPERIAL SYSTEM
1 metre (m)	=	3.2808 feet (ft)
1 kilometre (km)	=	0.6214 mile (mi)
1 square kilometre (km2)	=	0.3861 square mile (mi2)
1 gram (g)	=	0.0322 troy ounce (oz)
1 kilogram (kg)	=	2.2046 pounds (lbs)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

SYMBOLS USED

Ag	=	silver
Au	=	gold
Cu	=	copper
FeNb	=	ferroniobium
Nb_2O_5	=	niobium pentoxide

Item I Name and Incorporation

The Company was incorporated on November 7, 1973 under the name "Niobec Inc." and was continued under Part IA of the *Companies Act* (Québec) pursuant to a certificate of continuance dated November 29, 1985. At the time of its continuance, the Company amended its articles to enable itself to issue shares to the public. The Company's articles were again amended on March 14, 1986 to change its name to "Cambior Inc.".

Cambior's articles were restated on January 1, 1988 when the Company amalgamated with Rouanda Mines Inc., a wholly-owned subsidiary of Cambior, itself a product of the amalgamation between Aiguebelle Resources Inc. and another wholly-owned Cambior subsidiary. The Company's articles were again restated on January 1, 1994 when Cambior amalgamated with VSM Exploration Inc., a wholly-owned Cambior subsidiary acquired through private purchases followed by an insider bid.

The Company's registered office is located at 1075, 3rd Avenue East, Val-d'Or, Québec, Canada, J9P 6M1, and its executive office at 1111 St. Charles Street West, East Tower, Suite 750, Longueuil, Québec, Canada, J4K 5G4.

Item II Intercorporate Relationships

Cambior Inc. owns all of its main Canadian assets directly and serves as the holding company for the other companies in the group. **A diagram featuring Cambior's main assets and privately-held subsidiaries** (with the jurisdiction of incorporation for each of them shown in brackets under its name) **is set forth on page 7**. All shares held by Cambior in these subsidiaries are voting shares, except for the Class III non-voting Preference Shares of OMGL (as defined below) which Cambior owns in totality. **The location of Cambior's principal assets is illustrated on the page following the diagram.**

OMAI Gold Mines Limited ("OGML"), a 95%-owned subsidiary of Cambior, was incorporated on August 15, 1991 pursuant to the *Companies Act* of the Co-operative Republic of Guyana ("Guyana"), and continued on February 3, 1997 under section 339 of the *Companies Act 1991* (Guyana). OGML holds the mining rights and the assets comprising the Omai mine and manages operations thereat. **More detailed information on this subsidiary and the Omai mine is given in subsection 4.1.1 of Item IV below.** OGML's registered office is at 176-D, Middle Street, Cummingsburg, P.O. Box 12249, Georgetown, Guyana.

Rosebel Gold Mines N.V. ("RGM"), a wholly-owned subsidiary[1] of Cambior, was incorporated on May 8, 2002 pursuant to the *Commercial Code* of Suriname. RGM holds the mining rights and assets comprising the Rosebel project and manages

[1] Upon commencement of commercial production at Rosebel, the Government of Suriname will hold a 5% carried participation in the share capital of RGM and redeemable shares for $2 million.

operations thereat. **More detailed information on this subsidiary and the Rosebel property is given in subsection 4.1.2 of item IV below.** RGM's registered office is at Heerenstraat NR8, Paramaribo, Suriname.

On August 13, 1991, Cambior USA, Inc. ("Cambior USA"), a wholly-owned subsidiary of Cambior, acquired Carlota Copper Company. **More detailed information on this subsidiary's principal asset, the Carlota project, is given in 4.1 of Item IV below.**

Cambior also holds interests, and options to earn direct or indirect interests in exploration and development properties located in Peru. Cambior holds such interests primarily through its wholly-owned subsidiary, Sociedad Minera Cambior Peru S.A., which has its office at Ave. José Casimiro Ulloa No. 312, Urb. San Antonio, Miraflores, Lima 18, Peru. **More detailed information on Peruvian exploration properties is given in subsection 4.3.1 of Item IV below.**

Cambior's Corporate Structure


CAMBIOR INC.
(Québec)
Doyon mine (100%)
Sleeping Giant mine (50%)
Mouska mine (100%)
Niobec mine (50%)
Cambior USA, Inc.
(Delaware)
(100%)
OMAI Gold Mines Limited (1)
(Guyana)
(95%)
Omai mine
(100%)
Carlota Copper Company
(Illinois)
(100%)
Rosebel Gold Mines N.V.(2)
(Suriname)
(100%)
Carlota project
(100%)
Rosebel project
(100%)
Sociedad Minera Cambior Peru S.A.
(Peru)
(100%)
La Arena project
(100%)

(1) Notwithstanding minority interests in OGML, the Company's accounts for its investment on a fully consolidated basis and reports 100% of production due to OGML's capital structure and the rules governing cash flow distribution.

(2) Upon commencement of commercial production at Rosebel, the Government of Suriname will hold a 5% carried participation in the share capital of RGM and redeemable shares for $2 million.

Cambior's Mines and Projects - Location


Doyon Mine
Mouska Mine
Sleeping Giant Mine (50%)
Niobec Mine (50%)
Canada
United States
Carlota Project
Omai Mine (95%) (1)
(Guyana)
Rosebel Project (95%) (2)
(Suriname)
Peru
La Arena Project
Mine
Project

(1) Notwithstanding minority interests in OGML, Cambior accounts for its investment on a fully consolidated basis and reports 100% of production due to OGML's capital structure and the rules governing cash flow distribution.
(2) Upon commencement of commercial production at Rosebel, the Government of Suriname will hold a 5% carried participation in the share capital of RGM and redeemable shares for $2 million, reducing.

Item III General Development of the Business

1. Three-Year History

1.1 2000

In 2002, the Company was essentially pursuing a financial restructuring program to reimburse its facility amounting to $212 million. The restructuring program included asset sales, private placements, advance sale of gold output, and a new credit facility.

On January 17, 2000, Aur Resources Inc. announced its intention to make an unsolicited take-over bid for all of the Company's shares outstanding and, on March 6, 2000, announced its withdrawal to pursue another transaction.

On May 5, 2000, Cambior concluded a $5 million private placement with Jipangu Inc. ("Jipangu"), a privately-held Japanese company focused on the gold sector. The proceeds were applied to reduce Cambior's obligations to its hedge counter-parties and its lenders (collectively the "Financial Creditors"). The Company was advised that Jipangu's strategy is to acquire direct interests in gold mining assets, gold project financings and substantial equity positions in gold mining and exploration companies.

On May 8, 2000, Cambior sold its wholly-owned subsidiary Cambior de Mexico, S.A. de C.V. ("Cambior Mexico") to Glamis Gold Ltd. for net cash proceeds of $9.5 million applied to reduce Cambior's obligations to the Financial Creditors. Cambior Mexico's assets included principally a 50% interest in the Cerro San Pedro gold and silver project located in San Luis Potosi, Mexico.

On May 17, 2000, Cambior sold the Bouchard-Hébert and Langlois polymetallic (mainly zinc) mines located in the Abitibi region of Northwestern Québec, Canada, to Breakwater Resources Ltd. for a cash consideration of $42 million.

On June 30, 2000, Cambior closed mortgage loans on its 50% interest in the Niobec mine for an aggregate of $13 million from Jipangu (as to $10 million) and a financial institution. The proceeds of these loans, together with a portion of Cambior's available cash, enabled the Company to meet its $75 million repayment obligation to its Financial Creditors by June 30, 2000.

On December 8, 2000, Cambior sold its indirect 100% interest in the La Granja copper project in northern Peru to a wholly-owned subsidiary of Billiton Plc, for a consideration of $35 million. All proceeds therefrom were entirely applied to reduce Cambior's indebtedness to its Financial Creditors.

1.2 2001

On January 12, 2001, Cambior simultaneously closed an amended and restated restructuring agreement, a second amended and restated $65 million credit facility agreement and a $55 million prepaid gold forward sale agreement (collectively, the "2001 Agreements"). The aggregate proceeds of the 2001 Agreements, which replaced and superseded the credit agreements entered into on December 22, 1999, were used to refinance Cambior's remaining bank debt (and to repay the $3 million mortgage loan with a financial institution on its Niobec interest, in full).

The $65 million five-year credit facility concluded with a banking syndicate led jointly by J.P.Morgan Chase Canada and the Bank of Nova Scotia and including the National Bank of Canada and Société Générale (collectively, the "2001 Financial Creditors"), consisted of a $55 million non-revolving term loan and a $10 million revolving credit facility. This $65 million credit facility contained certain covenants relating to gold hedging **(reference is made to section 6.1 of Item IV)**. As part of this transaction, Cambior issued to the banking syndicate, 1.3 million warrants to purchase common shares at Cdn $0.56 per share, exercisable at any time on or before December 31, 2005.

The $55 million prepaid gold forward sale concluded with Crédit Suisse First Boston provides that 233,637 ounces of gold shall be delivered in equal instalments on the last business day of each month from July 2001 to December 2005.

On January 18, 2001, Cambior closed a $6.3 million private placement with Jipangu which subscribed 15 million common shares at a price of $0.42 per share. Proceeds were used to reduce Jipangu's mortgage loan in respect of Cambior's 50% interest in the Niobec mine, to $3.7 million. The balance of this loan was entirely repaid in late September 2001 with a $3.7 million private placement whereby Jipangu subscribed for 6,491,228 common shares at a price of $0.57 each.

On September 28, 2001, the Company sold its 50% interest in the El Pachón copper project located in Argentina to a wholly-owned subsidiary of Noranda Inc. The Company received $13 million at closing and will receive $2 million no later than four years from closing. The $13 million cash proceeds were applied to reduce indebtedness under the 2001 Agreements and pay related fees. The El Pachón sale concluded the financial restructuring program which was undertaken by the Company in late 1999.

On October 26, 2001, the Company agreed with Golden Star Resources Ltd. ("Golden Star") to acquire Golden Star's 50% interest in the Rosebel property located in Suriname, and to complete additional transactions in the Guiana Shield. The Company concluded simultaneously an agreement with Jipangu for a Cdn $5.8 million private placement and received Cdn $3.4 million from the exercise by Jipangu of 2.1 million previously issued common share purchase warrants.

Golden Star agreed to sell its interest in Rosebel for a cash consideration of $8 million and a gold price participation right on future production from Rosebel. The gold price participation will confer upon Golden Star the right to receive a quarterly payment of an amount equal to 10% of the excess, if any, of the average quarterly market price above $300/oz for gold production from Rosebel's soft and transitional ore and above $350/oz from Rosebel's hard ore up to a maximum of 7 million ounces produced. In addition to the Rosebel transaction:

- the Company has agreed to transfer to Golden Star its rights in French Guiana exploration properties;

- Golden Star has agreed to transfer its rights in the exploration properties adjacent to the Rosebel property (Headley's Reef and Thunder Mountain) to Cambior; and

- the Company will receive all of Golden Star's OGML shares in consideration of the assumption by the Company of a loan made to Golden Star by OGML and all other liabilities associated with OGML.

The subscription agreement concluded with Jipangu provided for the issue of 4,950,000 units at a price of Cdn $1.17 per unit, each unit consisting of one common share and one warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 until November 30, 2002. The principal terms of the subscription agreement are as follows:

- Jipangu shall use its best efforts to provide, directly or indirectly, non-recourse financing of $50 million to the Company for Rosebel's construction and development;

- Jipangu shall not acquire, directly or indirectly more than 45% of the total issued and outstanding common shares of the Company;

- Jipangu shall, in the event of a third party cash take-over bid for all common shares of Cambior, either (i) tender its shares to such bid provided that the Company's board of directors is so recommending, or (ii) make a superior offer to all shareholders;

- if Jipangu wishes to dispose of more than 10% of Cambior's outstanding shares, it shall, if requested by the Company and for a six-month period, proceed through an underwritten secondary offering or otherwise in an orderly manner; and

- Jipangu shall be entitled to propose such number of nominees for election at the Company's board of directors that will be proportionate to its shareholdings but up to a maximum of four nominees (two of which being unrelated to Jipangu).

This private placement closed on December 12, 2001. During that month, the Company filed a mineral reserves report on Rosebel pursuant to National Instrument 43-101 for mining projects. Said report establishes that Rosebel's probable mineral reserves, calculated at $300 per ounce of gold, stand at 25.2 million tonnes at an average grade of 1.7 g Au/t, representing 1.3 million ounces of gold contained.

1.3 2002

On January 10, 2002, the Company and the Government of Suriname agreed to new business conditions and modifications to the terms of the 1994 Mineral Agreement governing the development and operation of the Rosebel project. In essence, the Company obtained:

- the Government's unconditional commitment to grant a Right of Exploitation after its approval of a feasibility study;

- the relinquishing by a state-owned Surinamese company, of its options to purchase up to a 40% interest in the Rosebel project; in return, the Government will hold a 5% carried interest in the share capital of RGM to be granted upon commencement of commercial production; and

- the availability of power (8 Mega Watts of average power and 12 Mega Watts for peak power) at a base cost of 3¢ per kWh when the quarterly market price of gold is under $310 per ounce (increasing gradually to a maximum of 7¢ per kWh if the price of gold is in excess of $375 per ounce).

On February 27, 2002, Cambior completed a private placement of 21,346,154 special warrants for gross proceeds of Cdn $27,750,000. Each special warrant issued at Cdn $1.30 entitled its holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable at a price of Cdn $1.70 until February 27, 2003. Net proceeds were added to working capital. The issue of shares and warrants underlying the special warrants, was qualified by a final short form prospectus dated March 12, 2002.

On May 10, 2002, RGM was formally incorporated.

On May 16, 2002, the Company completed a public offering of 27,272,728 units ("Units") for gross proceeds to the Company of $38,595,000 (Cdn $60 million). Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of Cdn $3.00 up until November 24, 2003.

As agreed under the underwriting agreement, the Company used 50% of the gross proceeds of the Units offering to repay, in part, indebtedness under the 2001 Agreements. The balance of the net proceeds were added to the working capital of the Company for general corporate purposes. Furthermore, Cambior undertook, under the underwriting agreement, to use its reasonable best efforts to negotiate reduced hedge requirements under the 2001 Agreements.

On May 16, 2002, the Company acquired all of Golden Star's remaining 50% interest in the Rosebel project located in Suriname, to own a 100% interest therein, and also acquired all of Golden Star's shares in OGML. **Additional information on the Rosebel transaction is provided above under section 1.2 of Item III.**

In June 2002, the Company successfully renegotiated its mandatory hedging requirement under the 2001 Agreements. The 2001 Financial Creditors agreed to reduce the hedge requirement from 70% to 35% of the Company's production from its existing gold mines until 2005, and also agreed not to subject any new gold production of the Company during the Loan Life (as defined in the 2001 Agreements) to mandatory hedging requirements.

On November 28, 2002, the Company issued 4,950,000 common shares to Jipangu following the exercise of an equivalent number of warrants for aggregate exercise proceeds of $4,123,350. The warrants were previously issued as **described hereinabove under section 1.2 of Item III.**

On December 18, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel project from the Government of Suriname. Such grant followed the Government's approval of the feasibility study and the environment impact assessment, which were completed during the third quarter of 2002. In addition, the Council of Ministers of Suriname ratified an amendment to the 1994 Mineral Agreement which sets forth the business terms for the development and operation of the Rosebel project. The amendments include, among other things, the relinquishing by a state-owned Surinamese company of its options to purchase up to a 40% interest in the Rosebel project in return for the Government holding, upon commencement of commercial production at Rosebel, a 5% carried participation in the share capital of RGM and redeemable shares for $2 million.

1.4 Current Year 2003

On January 25, 2003, an official groundbreaking ceremony was held on the Rosebel property. Over 700 people were in attendance including the President of Suriname, His Excellency Ronald Venetiaan.

On January 29, 2003, Cancor Mines Inc. ("Cancor") granted an option to the Company to acquire 50% of Cancor's interest in the Gemini-Turgeon project located in northwestern Québec, by incurring Cdn $2,5 million on exploration over the next six years.

On February 7, 2003, Cambior closed a third amended and restated $65 million credit facility agreement (the "2003 Credit Facility"). The initial drawdown of $22 million was used to repay the $22 million balance owing under the second amended and restated credit facility agreement (the "2001 Credit Facility"). The remainder of the 2003 Credit Facility will be used to finance the construction and development of the Rosebel project. The 2003 Credit Facility was entered into with a banking syndicate led by the Bank of Nova Scotia and including Standard Bank London Limited (as syndication agent), the National Bank of Canada, Société Générale, NM Rothschild & Sons Limited and HSBC Bank USA (collectively, the "2003 Financial Creditors"). The 2003 Credit Facility which replaces and supersedes the 2001 Credit Facility consists of a $55 million non-revolving term loan and a $10 million revolving credit facility maturing on December 31, 2007. The 2003 Credit Facility contains certain covenants relating to gold hedging; **detailed information on such covenants is provided below under section 6.1 of Item IV.**

On February 27, 2003, the Company received Cdn $17.1 million from the exercise of warrants previously issued in February 2002. From the proceeds of this exercise, an amount of $5 million was used to reduce Cambior's indebtedness under the 2003 Credit Facility, with the remainder added to working capital.

On March 18, 2003, the Company and Aurizon Mines Ltd. ("Aurizon"), its joint-venture partner in the Sleeping Giant mine announced the deepening of the current mine shaft by 200 meters to reach a depth of 1,060 meters. The total investment will be in the order of Cdn $7 million incurred between the first quarter of 2003 and the third quarter of 2004. The decision to proceed was made given the results of a significant deep drilling program that began in 2001 and allowed the discovery of new mineralized zones.

During the first quarter of 2003, the Company announced that it owned, through a wholly-owned subsidiary, 9.3% of the outstanding common stock of Aurizon, computed in accordance with Rule 13d-3(d) under the *Securities and Exchange Act* of 1934.

The highlights of the Company's first quarter include: gold production of 133,900 ounces and revenues of $45.6 million; mine operating costs impacted by high fuel prices, hoist breakdown at Doyon and stronger Canadian dollar; cash flow from operating activities of $0.5 million; net loss of $2.3 million (1¢ per share); reduction of the hedge book by 24% or 313,000 ounces as part of hedge reduction program; and 10.5 million warrants exercised for Cdn $17.8 million.

On April 14, 2003, the Company announced the resumption of activities at the Doyon mine after a slowdown of its activities as a result of the breakdown of the production hoist which had occurred 6 weeks earlier. The impact on operations was minimal.

On April 17, 2003, the Company announced the resumption of mining activities at the Omai mine after the reopening of the access road at the town of Linden which had been blocked days earlier by protesters reacting to power outage and a shortage of water supply in the Linden community. The temporary suspension of activities at the Omai mine did not have a material impact on its overall production.

2. Significant Acquisitions and Dispositions

During the year 2002, the Company did not complete any significant acquisition or disposition within the meaning of National Instrument 44-101.

3. Trends

It is expected that the worldwide gold production will continue to decrease in the short and medium term. This decrease, the significant reduction in hedging by producers and low real interest rates are all positive fundamental factors that support a sustained increase in the gold price. Continued weakness in the US dollar due to combined commercial, current account and fiscal deficits and a slowed economy also support the current price of gold. Consolidation among the senior and intermediate gold producers, which began a few years ago, is expected to continue in 2003.

During 2003, the Company will continue to focus on its three main priorities: creation of financial capacity while reducing its financial obligations, investment in high return projects and appreciation of Cambior's share price to reflect its net asset value. The key objectives for 2003 are:

- improve safety record and maintain strong environmental performance;
- produce 522,000 ounces of gold at a direct mining cost of $227 per ounce and maintain similar ferroniobium sales from the Niobec mine as in 2002;
- complete the Rosebel construction on time and on budget to ensure commencement of commercial production in the first quarter of 2004;
- reduce the hedge book to 800,000 ounces of gold by the end of 2003;
- continue the search for additional mineral reserves and resources at or near operating sites;
- acquire deposits that are near the development stage or operating mines; and
- enhance awareness of the Company in the investment community and promote Cambior as an attractive investment.

4. Risk Factors

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. The Company assesses and seeks to manage these risks by applying high operating standards, including careful managing and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits and purchasing insurance policies. *READERS SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW.*

4.1 Mining Industry and Mining Projects

Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies, obtention of necessary governmental permits and securing necessary financing. The economic feasibility of such development projects is based on many factors such as estimation of reserves, metallurgical recoveries, future metal prices, and capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. In fact, a mine must generate sufficient revenues to offset operating and development costs such as: the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the replacement of current reserves with new reserves.

Cambior is subject to risks and hazards inherent to the mining industry, including fluctuations in metal prices, costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment, availability of economic sources of energy and adequacy of water supply, adequate access to the site, unanticipated transportation costs, delays and repair costs resulting from equipment failure, changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands), and industrial accidents and labor actions or unrest.

The occurrence of any of these factors could materially and adversely affect the development of a project and as a result materially adversely affect Cambior's business, financial condition, results of operations and cash flow. Cambior is also subject, through its activities, to risks normally encountered in mining operations. Mining and processing of ore comprise risks and hazards such as environmental hazards, including discharge of pollutants or hazardous chemicals, unanticipated grade and tonnage of ore to be mined and processed, unusual or unexpected adverse geological or geotechnical formation, or unusual or unexpected adverse operating conditions, dangerous work entailing slope failure, rock bursts, cave-ins, failure of pit walls or dams, fire, and natural phenomena and "acts of God" such as inclement weather conditions, floods, earthquakes and other hazards.

These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Cambior may incur liability as a result of pollution and other casualties, and may not be able to insure fully or at all against such risks, due to political reasons, unavailability of coverage in the market place or other reasons, or may decide not to insure against such risks as a result of high premiums or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on Cambior's financial position.

4.2 Competition

The Company is in competition with other mining companies for the acquisition of interests in precious and base metal mining properties. In the pursuit of such acquisition opportunities, Cambior competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although Cambior has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Cambior and its joint venture partner in the Niobec mine are the only producers of niobium in North America. They compete on a worldwide basis, against major producers of niobium for the sale of the mine's output. Companhia Brasilera de Metalurgia e Mineraçâo ("CBMM") is the world's largest producer of niobium.

4.3 Sale of Production and Mineral Reserves

The Company based its mineral reserve estimates as at December 31, 2002 on a $325 per-ounce gold price. A sensitivity analysis using a gold price of $300 per ounce indicates that the Company's overall proven and probable reserves for the current gold operations would be 1% less. The impact of a $300 gold price on the Rosebel project would be a reduction of 10% of its probable reserves. **More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.** Should the price of gold fall below $300 per ounce, some mineral reserves may become uneconomic. In the event of a sustained, significant drop in the gold price, the Company may be required to re-evaluate its assets.

There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond Cambior's control. The estimation of mineral reserves is a complex process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.

From the second half of 1996 to April 2001, and except for a short-lived surge in late September and October of 1999, there has been a continued decline in world gold prices. Commencing approximately in May 2001, gold price progressively recovered to reach and remain above $300 per ounce, reaching $380 per ounce in February 2003.

The Company derives almost all of its revenues and earnings from the sale of gold and niobium. The gold price is subject to fluctuations resulting from factors beyond the Company's control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales.

As required by the Company's debt covenants, Cambior maintains a revenue protection program to secure minimum cash flow to cover its operating cost and meet its financial obligations. This program impacts on the price that the Company realizes on the sale of gold. **More detailed information the Company's hedging program, is provided below under section 6.1 of Item IV.**

A significant part of the annual production from the Niobec mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of Niobec's production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that Cambior will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed. In 2002, Niobium consumption grew moderately despite flat steel production, due to an increase in the amount of niobium used in steel production and special alloys. Cambior and its joint venture partner in the Niobec mine participated in the market expansion and estimate that they have maintained their targeted 13 to 15% share of the worldwide supply.

4.4 Currencies

Most of the Company's activities are in Canada and the Guiana Shield. Fluctuations in the Canadian currency have an important impact on cash flows from the Company's operations as the proceeds of metal sales are in US dollars while over 50% of operating costs are in Canadian dollars. Thus, any significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining metal prices entails an adverse effect on Cambior's earnings. Changes in the local Guyanese and Surinamese currencies have little impact on cash flow from the Company's operations as most disbursements for the Omai mine and the Rosebel project are quoted in US dollars.

In order to protect itself from fluctuations in the Canadian dollar, the Company holds hedging contracts for an amount of $143 million at December 31, 2002 at an average rate of $1.00 = Cdn $1.5723. During the first quarter of 2003, the Company has reduced said hedging contracts by more than $108 million.

4.5 Foreign Activities

A significant portion of Cambior's production and reserves comes from the Omai mine and Rosebel project in Guyana and Suriname, respectively. Accordingly, risks associated with conducting business in said countries are material for Cambior. More particularly, Cambior's investments in OGML and RGM and in projects in other countries are subject to the usual risks involved with any investment in developing countries which include, but are not limited to, risks relating to stability of legislation and policy, repatriation of capital and profits, expropriation, reliability of title to mining and other properties, unilateral revocation of mining rights with or without cause, political instability, economic hardship, local currency devaluation and others. Cambior cannot fully eliminate these risks.

Cambior has, in the context of the Rosebel project, obtained foreign investment insurance from a syndicate of insurers, including Export Development Canada (formally Export Development Corporation") ("EDC"), an agency of the Government of Canada. As at January 30, 2003, the foreign investment insurance that was subscribed also included coverage with respect to Cambior's activities in Guyana and Peru. This type of insurance typically covers the following risks:

- **Non-transfer of funds**: restriction or blockage of funds by a foreign government or a foreign government agency, making it impossible for a corporation to repatriate its investment from the foreign country.

- **Expropriation**: actions by a foreign government that would have the effect of an expropriation by interfering with the exercise of fundamental rights accruing from a corporation's investment in the foreign country, including the corporation's right to export its goods from the foreign country, or by rendering impossible either the use or disposition of the corporation's assets, or the conduct of regular business activities by the corporation in the foreign country.

- **War, revolution and insurrection**: damage, destruction or loss of tangible property of the corporation resulting from war, riot, insurrection, revolution, rebellion, sabotage or other similar politically motivated hostile acts in the foreign country. Coverage is also provided for loss of use of the corporation's facilities for a certain period of time as a direct result of the above-mentioned circumstances.

In all the above indicated countries, Cambior must comply with mining laws governing exploration, mining, processing and marketing of minerals, as well as mineral agreements in some cases. These laws are generally similar in effect to comparable laws in North American jurisdictions. Non-compliance with these standards and agreements may entail fines for Cambior or the suspension or cancellation of operating permits. Cambior believes that it is in substantial compliance with all legislation, regulations and administrative standards applicable to its activities.

In Suriname, the Company has taken measures to prevent illegal miners from working on or around the Rosebel property. While such measures cannot totally and permanently eliminate such illegal activities, they have minimized the impact thereof in a satisfactory manner thusfar.

In the event of a dispute arising at our foreign operations, Cambior may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cambior may also be hindered or prevented from enforcing its rights with respect to a governmental entity because of the doctrine of sovereign immunity. However, the Mineral Agreements which apply to OGML and RGM stipulate that any disagreement between the parties thereto shall be submitted to international arbitration.

Many of the same types of foreign investment and foreign business risks prevail in other countries. There can be no assurance that foreign investment insurance coverage will be available to or subscribed by Cambior in relation to future investments in the above indicated countries or in other countries where Cambior may invest.

4.6 Insurance and Mining Activities

Cambior carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. The property damage insurance policies include coverage for business interruption resulting from an insured loss.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure. The Company believes that it has taken adequate precautions to minimize the risk of environmental pollution.

Underground mining is generally subject to certain types of risks and hazards, including unusual or unexpected rock formations, underground cave-ins, pressures and other conditions. Open-pit mining is also generally subject to various types of risks and hazards, the greatest being pit wall failure.

4.7 Compliance with Environmental Regulations

New or expanded environmental regulations, if adopted, could affect Cambior's projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such events would materially and adversely affect Cambior's business, financial condition, results of operations and cash flows.

4.8 Litigation

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income tax and mining duty assessments for some years. The Company believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will not have material adverse effect on the Company's financial condition, but might be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period.

Item IV Narrative Description of the Business

1. Mining Activities – Process[2]

Cambior is involved primarily in mining and exploring for gold and, to a lesser extent, other metals and minerals from deposits and properties located in the Americas. In that respect, Cambior pursues more particularly the following activities:

- exploration for and delineation of mineral deposits;
- development and pre-production of deposits;
- construction of facilities required for mining;
- underground and open pit mining of ore;
- ore milling and concentrating to produce a commercial product; and
- marketing of minerals, metals and concentrates.

Mineral projects are different from other types of industrial projects because of the problems and opportunities that arise from working with the geological environment. There are four special features of mineral projects in this respect. Mineral deposits are:

- initially unknown;
- fixed in size;
- variable in quality; and
- fixed in location.

The role of the mineral sector is to find, delineate and develop economic mineral deposits, and then to extract the valuable mineral commodities they contain for the benefit of society. The process of attaining economic production of minerals consists of a multistage series of activities by which minerals are converted from unknown geological resources to marketable commodities. The mineral supply process consists of three main phases: exploration, development and production.

The physical occurrence of mineral deposits in nature and the demand for mineral commodities in the economy provide the basic stimulus for mineral supply. Favourable perceptions of exploration geologists and market researchers regarding these geological and market factors combine to guide the selection of environments for exploration.

The mineral exploration phase is a sequential information-gathering process. In the primary exploration stage, potentially favourable areas of land are initially selected within an environment of interest and, then, these areas are subjected to a series of geological, geophysical, and geochemical tests. The successful result of primary exploration is the discovery of mineral occurrences. At this stage, the ultimate size, quality and value of each mineral occurrence is unknown.

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2 Text on pages 21 and 22 describing the mineral supply process is adapted from the Basics of Mining Modular Course provided by the Department of Mining and Metallurgical Engineering, McGill University, Montreal, Québec.

The mineral occurrences discovered provide justification for the second, or delineation, stage of exploration, in which information is obtained for estimating the size, quality and physical characteristics of the discovery relevant to mineral extraction. The successful result of delineation is the definition of possible economic discoveries for evaluation.

When sufficient delineation has been completed, a decision is made that determines whether a mineral deposit should be developed to production. If the characteristics of the delineated deposit provide justification for mine development, what is perceived to be an economic mineral deposit is the end result of mineral exploration.

The development phase establishes productive mining and mineral processing capacity. Processing may be required to upgrade the mine product to a concentrate (or, in the case of gold, doré bars) for transportation and sale. Thus, the construction of processing facilities is carried out in parallel with mine development. The installation of a mill at the minesite may be required, or a common processing facility may be used to treat ores from a number of mines in a region.

When a mine has been developed and related processing facilities constructed, the production phase commences. The mining stage may include the stripping of waste for open-pit mining, the preparation of stopes for underground mining, the development of ore reserves, drilling, blasting, materials handling to the processing facilities, the filling of mined-out stopes, and associated technical and planning services. The processing stage includes, for instance, crushing, grinding, flotation, filtering and drying for base metal ores, leaching or cyanidation followed by carbon-in-pulp adsorption for gold ore, tailings disposal, and the loading of concentrate products for shipment.

When mineral reserves are exhausted, the mine is generally closed. During the rehabilitation phase, which may be initiated several years before mine closure, the mine site must be restored to a state compatible with the rest of the surrounding nature and topography. As well, safeguards must be taken to reduce to a minimum future damages to the environment that may result from surface subsidence and the exposure of underground openings as well as mine tailings to groundwater.

2. Mining Activities – Products[3]

2.1 Gold

Gold is a bright yellow precious metal which is characterized by its malleability, ductility and high density. Gold is the third best electrical and thermal conductor, behind silver and copper. Although this metal is chemically stable (which means that its physical state does not change under the influence of air, heat, humidity and most solvents), it may nonetheless dissolve in certain cyanide solutions or in a mixture of nitric and hydrochloric acid. Despite its scarcity, gold is disseminated throughout the earth's crust.

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3 Text on pages 22, 23 and 24 describing gold and niobium is adapted from the 1995 Grolier Multimedia Encyclopedia (copyright 1995 Grolier Incorporate), Mindscape Complete Reference Library (copyright Mindscape Inc.) and Microsoft Encarta 96 Encyclopedia (copyright 1993-1995 Microsoft Corporation).

Commonly found in nature in the form of an alloy, it occurs in quartz veins or in secondary alluvial deposits (placers) in the form of dust, grains, flakes or nuggets (its rarest form).

From ancient times, gold has been known and prized for its beauty, luster, corrosion resistance and malleability. In addition, the processing of gold into pure form is relatively easier than the refining of most other metals. Alloyed with other metals to enhance its hardness, gold has been used extensively in minting. In recent times, gold has been chiefly used in jewellery and, to a lesser but progressively increasing extent, in industrial applications, given its low chemical reactiveness.

On account of its scarcity, gold has been widely used as a medium of exchange for international transactions, particularly during the 19th and 20th centuries. However, World War I disturbed the international monetary system, and the gold standard was gradually phased out, which furthered the rise of the US dollar as the main currency in international monetary transactions.

Gold is traded on world markets, with benchmark prices for gold generally based on the London bullion market quotation and which may be subject to considerable fluctuations. Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.

Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Primary demand for gold is in the fabrication of jewellery and industrial applications which accounts for approximately 80% of the annual demand. Other uses include coin and bar fabrication, dentistry and decorative applications.

Cambior's gold production is regularly shipped to the Royal Canadian Mint, in Ottawa, Ontario, to Johnson Matthey, in Brampton, Ontario or to other refiners, to be refined to meet market delivery standards and subsequently sold on the international market on a competitive basis. The existence of numerous companies and institutions capable of refining gold and the large number of gold buyers on the market prevent Cambior from having to depend on a single refiner or purchasing client. **Gold marketing considerations are reviewed in section 6.1 of Item IV below.**

The following table indicates the respective contributions from each of the producing gold mines and divisions in relation to Cambior's overall gold production for the last two years.

Cambior's share	**2002**		2001	
	Ounces	**% of total production**	Ounces	% of total production
Omai Mine	319,600	56.2	354,300	57.6
Doyon Division	216,200	38.0	228,700	37.2
Sleeping Giant mine (50%)	33,000	5.8	31,900	5.2
Total	568,800	100.0	614,900	100.0

2.2 Niobium

Niobium is a greyish white metal which turns bluish when exposed to air for a long period of time. When polished, niobium resembles steel. Niobium is noted for its malleability, ductility and electrical conductivity. Niobium is characterized by its resistance to impacts, corrosion and high temperatures. As it is one of the few metals which does not react with uranium, it is used in the manufacturing of nuclear reactor cores.

Discovered in 1801, it was not until 1874 that a Swedish scientist succeeded in isolating the niobium element for the first time. Although the International Union of Pure and Applied Chemistry adopted and confirmed the name "niobium" in 1950, this metal is sometimes called "columbium". Niobium is mainly used in alloys, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers. **Niobium marketing considerations are reviewed in section 6.1 of Item IV below.**

3. Mining Activities – Canada

In Québec, mining rights are governed by the *Mining Act*. Until January 1, 1966, Crown lands containing mineralized zones could be granted as a mining concession. In 1966, the mining concession system was replaced by a system of claims and mining leases. A claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land. Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years.

The *Mining Act* was amended in June 1998 to bring material changes to the acquisition process of mining titles whereby map designation now replaces staking, and to consolidate under the same heading several exploration titles for different mineral substances.

All of Cambior's Canadian mines are underground mines and, unless otherwise specified herein, are readily accessible by existing roads and benefit from available water supply and electric power supply sources.

3.1 *Gold Production*

In Canada, the Company currently owns interests in three gold mines, all of which are in commercial production.

3.1.1 Doyon Division

The Doyon Division is comprised of Cambior's wholly-owned Doyon and Mouska mines, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. Operating information of the Doyon Division for the last two years is set forth in the following table.

DOYON DIVISION	**2002**	2001
Ounces (Au)	**216,200**	228,700
Tonnage milled (tonnes)	**1,287,000**	1,339,000
Grade milled (g Au/t)	**5.5**	5.6
Recovery (%)	**96**	96
Direct mining costs ($/oz)	**228**	209

Lower production from the Doyon Division in 2002 relative to 2001, is attributable to a 10% lower mill throughput in the last quarter of the year due to a relatively harder mix of ore and to a slightly lower grade from the underground mines. The Doyon mill processed 1,287,000 tonnes from the Doyon Division with a grade of 5.5 g Au/t, reaching a recovery of 96%. Capital expenditures totalled $8.1 million, slightly higher than in 2001, due to an increase in exploration and development drilling, and the purchase of mine equipment. During 2002, the exploration work at the Doyon-Mouska properties consisted of 16,769 meters of drilling; some 2,660 meters of surface exploration drilling was conducted at the Doyon-Mouska properties together with 14,109 meters drilled from underground drifts. Development and definition work totalled 56,737 meters of drilling. In that respect, a governmental grant covering a portion of these related expenses was obtained for the exploration work together with a portion of the reserve development works.

The 2002 underground exploration program resulted in the discovery of mineralized zones between levels 12 and 14 in the eastern part of the mine with higher grades then the current average reserve grade. Surface exploration focused on the prospective volcanic units to the east and west of the Doyon mine.

In 2003, the production target for the Doyon Division will be 218,000 ounces of gold at an estimated direct mining cost of $241 per ounce. The higher operating costs are related to additional stope preparation. The mill is expected to process 1.3 million tonnes at a grade of 5.4 g Au/t. Capital expenditures for 2003 are estimated at $8.9 million, mainly for underground exploration and development of the mineral reserves in the extensions of the mineralized zones of the Doyon and Mouska mines, as well as for raising the Doyon tailings pond dams. The 2003 exploration program will focus on the extensions of known lenses at depth and to the north, and the newly discovered higher-grade mineralized zones between levels 12 and 14 in the eastern part of the Doyon mine. At the Mouska mine, a deep drilling program, initiated in 2002, will continue to identify the necessary reserves justifying a mine-deepening program.

i) Doyon Mine

Effective January 1st, 1998, Cambior acquired the remaining 50% undivided interest in the Doyon mine from Barrick Gold Corporation ("Barrick"). Pursuant to this transaction, Barrick was granted a participation right in future revenue from the Doyon mine, under which it will receive an annual payment equal to 24.75% of (i) the surplus, if any, of the average market price (as defined in the January 27, 1998 purchase agreement) for one troy ounce of gold over $375, multiplied by (ii) the number of gold ounces produced at the Doyon mine during the relevant year; this right applies to a maximum cumulative production of 2,600,000 ounces of gold as from January 1st, 1998, up to a maximum cumulative payment to Barrick of $30 million. No participation right payment was made from 1998 to date.

The Doyon property is located in Bousquet Township, 41 kilometres east of Rouyn-Noranda, in Northwestern Québec and covers 1,993 hectares. It consists of 116 claims and a mining lease that was renewed for a 10-year period until July 2, 2010.

The Doyon mine was discovered in 1974 by Soquem. Commercial open-pit mining began in March 1980, and underground mining began in 1985. The transition to full-scale underground mining was completed on March 31, 1989.

The Doyon mine deposit is divided into four large sectors, namely the Main Zone, the 1.0 Zone, the Central Zone and the West Zone. Given the physical features of the deposit, the mining method used is sub-level stoping. The mineralization of the Main Zone consists mostly of large envelopes containing gold-bearing veinlets associated with small quantities of pyrite and chalcopyrite. The mineralization of the 1.0 Zone consists of veinlets and accumulations of pyrite which form continuous lenses. Both zones lie within volcanic rocks.

The mineralization in the Central Zone, which is found in intermediate volcanic rocks at upper levels, is gradually displaced into intrusive rocks at depth. The mineralization contained in the volcanic rocks is similar to that found in the Main Zone. The mineralization in the intrusive rocks lies within narrow quartz-pyrite veins having fair continuity. The gold mineralization in the West Zone is associated with narrow quartz veins, the orientation of which varies but dominantly follows a north-south trend. The composition of country rock is dioritic at upper levels and tonalitic at deeper levels.

The mine facilities and equipment include a conventional mill equipped with a semi-autogenous grinding mill and cyanidation and carbon-in-pulp processing facilities, a high-density sludge plant, a water treatment plant, a tailings pond and settling pond (both allowing for natural degradation of the cyanide, decanting and recirculation of the water used in milling), electrical and mechanical maintenance shops and a headframe, mechanized mobile underground equipment, as well as a warehouse and an administrative building. During 1998, the Company moved the paste fill plant that was in place at the Chimo Mine, now closed, to the Doyon mine site. The plant was commissioned at the end of September 1998.

All ore extracted from the Doyon mine is currently processed on site at the mill. Throughout 2002, the daily milling rate averaged 3,525 tonnes of ore compared to 3,668 tonnes in 2001. As of December 31, 2002 mining reserves of the Doyon mine indicated a reduction of 58,000 contained ounces compared to those of December 31, 2001. **More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.**

All of Cambior's right, title and interest in and to the Doyon mine was hypothecated in favor of the Financial Creditors in connection with the 1999 Credit Agreements. Such hypothecation was maintained in favor of the Financial Creditors in connection with the 2001 Agreements and is still hypothecated in favour of the 2003 Financial Creditors in connection with the 2003 Credit Facility.

As of December 31, 2002, the Doyon mine employed 428 people, including 128 staff employees, and 300 unionized hourly workers, compared to 432 employees as at December 31, 2001. Contractors also provided a workforce of 20 employees. During the second quarter of 2002, the Company entered into a 6-year collective agreement with the hourly unionized workers, effective retroactively as of December 1st, 2000 and ending on November 30, 2006.

ii) Mouska Mine

The Mouska property is adjacent to the western border of the Doyon property. Cambior owns this 876-hectare property through 22 claims and two mining leases, one expiring in 2011 and one expiring in 2018. The principal facilities include a headframe, a service building housing electrical and mechanical shops and an administrative office. There is no mill on site as all of the ore mined is processed at the Doyon milling facilities.

The Mouska deposit can be described as a lode-type deposit, the economic mineralization of which is confined in narrow quartz veins (less than one metre) having good lateral continuity. Economic lenses are found both in volcanic rocks (andesite) and in the Mooshla intrusive (diorite). It is in the latter environment that the current reserves and the best potential for additional reserves are found. Considering the geometry of the deposit, shrinkage stoping is being used for mining operations.

Cambior acquired the Mouska property in 1986, in connection with the privatization of most of Soquem's assets. The property's production is subject to two royalties. The first, a 2% royalty on the value of gold recovered is payable to Newmont Mining Corporation. The second royalty is a 0.20% royalty on gold produced, payable to the estate of an individual. During 2002, the Company bought back 80% of the second royalty, which was a 1% royalty prior thereto. The company paid $435,000 in 2002 in respect of these two royalties.

Underground exploration at Mouska began in October 1987, pre-production development followed in May 1990, and commercial production commenced on July 1st, 1991.

While underground exploration and development drilling during 2002 allowed the renewal of an estimated 49,500 ounces of gold mining reserves, the aggregate mining reserves of the Mouska mine indicated a reduction of 5,000 contained ounces compared to those of December 31, 2001. **More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.**

All of Cambior's right, title and interest in and to the Mouska mine remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

As at December 31, 2002, 123 employees were working at the Mouska mine compared to 121 employees as at December 31, 2001. On October 17, 2001, a 3-year collective labor agreement was entered into with the union representing the hourly rate employees.

3.1.2 Sleeping Giant Mine

The Sleeping Giant property covers an area of 2,908 hectares comprising 71 claims and three mining leases, one expiring in 2008 and two others in 2018, and is located 80 kilometres north of Amos, Québec. Title to the property is held equally by Aurizon and Cambior, subject to two royalties: the first is a 2% royalty on gross operating earnings (as defined in the relevant agreement) held by Central Asia Goldfields Corporation; and the second is a 15% net profits interest (as defined in the relevant agreement) held by Mattagami Lake Exploration Ltd. on the greater part of the Sleeping Giant mine. No payment has been required pursuant to these royalties thus far, and none is expected to be required in 2003. The Sleeping Giant mine also includes a 900-tonne per day capacity mill, a headframe and ancillary surface facilities as well as a tailings pond.

The Sleeping Giant mine is a high-grade lode-type gold deposit. The narrow (50 cm or less) smoky quartz veins are characterized by a high sulphide content (5% to 50%). Vein continuity varies between 50 and 300 metres laterally and between 100 and 750 metres vertically. Some veins remain open at depth. Given the ore's physical characteristics, shrinkage and room and pillar stoping are currently being used for mining operations.

Pursuant to a joint venture agreement with Aurizon dated January 29, 1991, Cambior is operator under the supervision of a management committee composed of two representatives of each participant. During the late 1980's, Aurizon was the sole owner and operator of the mine, but temporary reserve depletion in 1991 resulted in a shutdown of operations. An exploration program funded by Cambior during 1992 led to the delineation of additional mining reserves and to Cambior's acquisition of a 50% undivided interest in the property. Commercial gold production resumed on July 15, 1993.

During 2002, some 202,000 tonnes of ore and 82,000 tonnes of waste were hoisted to surface. Some 68,362 metres of underground exploration and reserve development drilling were completed. Reserve development drilling (49,477 metres) mainly established reserves to the South and lower and upper extensions of Zone 8; this zone stays open in these three directions. The lower extension of Zone 30 was also confirmed down to three levels beneath level 785. Exploration drilling (18,885 metres) allowed the identification of high potential structures which will require additional work. In 2003, a 56,200-metre exploration and drilling program is scheduled on the extensions of the mineralized zones at depth and in other high potential sectors of the mine in order to extend currently known mineralized zones or other mineralized zones. Also, a shaft-deepening program to access mineral resources at depth has been approved in March of 2003. This program provides for the deepening of the current mine shaft by 200 meters to reach a depth of 1,060 meters. Total expenditures for these works and the purchase of equipments is estimated at Cdn $7 million.

As of December 31, 2002, mining reserves of the Sleeping Giant mine indicated a decrease of 2,000 contained ounces compared to those of December 31, 2001. **More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.** During the year, the Company's share of capital expenditures totalled $1.8 million, principally related to the purchase of mine equipment and deferred development.

Cambior's share of gold production from the Sleeping Giant mine totalled 33,000 ounces in 2002 compared to 31,900 ounces in 2001. The increase in production is due to a higher grade from Zone 8. Operating information for the Sleeping Giant mine for the last two years is set forth in the following table:

SLEEPING GIANT MINE (Cambior's 50% share)		
	2002	2001
Ounces (Au)	33,000	31,900
Tonnage milled (tonnes)	101,426	107,034
Grade milled (g Au/t)	10.5	9.6
Recovery (%)	97	97
Direct mining costs ($/oz)	225	221

All of Cambior's right, title and interest in and to the Sleeping Giant mine (being a 50% undivided interest) remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

As at December 31, 2002, 194 people were employed at the Sleeping Giant Mine. Contractors also provided a workforce of 69 people. The current five-year collective agreement is in force until July 31, 2007.

3.2 *Ferroniobium Production*

3.2.1 Niobec Division

The Niobec Division consists of Cambior's interest (50%) in the Niobec mine. The mine first produces a niobium pentoxide (Nb_2O_5) concentrate which is thereafter converted on site into standard grade ferroniobium (FeNb). The Niobec mine is the only North American source of pyrochlore (the primary niobium ore) in operation and the world's third largest producer of niobium. The mine is located on a 2,455-hectare property, comprised of two mining leases granted until 2005 and 61 claims, 15 kilometres northwest of Chicoutimi, in Simard Township, Québec. The property's facilities include a headframe, a pyrochlore-to-niobium pentoxide (Nb_2O_5) concentrator, a concentrate-to-ferroniobium converter and ancillary surface installations.

The Niobec deposit is located in the southern portion of the Saint-Honoré carbonatite, which is mainly comprised of dolomitic carbonates in the centre and calcitic carbonates on the edges. The vertical lenses, which are irregularly shaped, are 10 to 80 metres wide and up to 300 metres long. The deposit is open at depth. The mining method used for mining operations is blasthole stoping.

Commercial production of concentrates at the Niobec mine began in March 1976. Under the terms of a joint venture agreement with Mazarin Inc. ("Mazarin"), Cambior manages the marketing and sales of all commercial production from the mine, at cost plus a nominal fee, under the direction of a management committee. Mining operations are managed by Mazarin on similar terms. Mazarin purchased its 50% interest in the Niobec mine from Teck Corporation ("Teck") on March 2001 and replaced Teck as manager of mining operations.

From the commencement of commercial production until the end of 1994, production from the Niobec mine was sold in the form of concentrates to firms in Europe, India, Japan and the United States for conversion into ferroniobium and distribution in their respective markets. Commercial production of ferroniobium at the mine site commenced in December 1994 following the construction of a plant to convert niobium pentoxide concentrates into ferroniobium grading 66% niobium using an aluminothermic process. Ferroniobium produced at the Niobec mine is currently distributed in North America, Europe and Asia.

Mineral reserves increased by approximately 26% during 2002 further to a complete re-evaluation process which includes a lower cut-off grade resulting from improved units cost at the expanded capacity. This significant increase in reserves has a positive impact on the mine life, which is at least 18 years at the current mining rate. The Company's share of proven and probable mineral reserves currently totals 11.9 million tonnes at an average grade of 0.65% Nb_2O_5 compared to 9.1 million tonnes at an average grade of 0.68% Nb_2O_5 at year-end 2001. More than 90% of the overall mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, reducing the development expenses required for their extraction.

All of Cambior's right, title and interest (being a 50% undivided interest) in and to the Niobec mine remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

As at December 31, 2002, the Niobec mine employed 230 people. Collective labour agreements have been entered into with the hourly workers and the technical and office personnel on September 14, 2001 and they will be in force until April 30, 2004.

3.3 Exploration and Development

In Canada, Cambior currently holds interests in 55 exploration projects, mainly in northwestern Québec, covering a total area of 87,886 hectares, excluding the Grand-Nord and Moyen-Nord projects which cover an area of 34,900 hectares. With the exception of the Grand-Nord project, Cambior's Canadian properties are generally easily accessible and are close to existing socio-economic infrastructure.

The Company increased its investment in grassroots exploration in 2002, with expenditures focussed on gold in the Province of Québec, Canada. Cambior's share of surface exploration expenses totalled $1,8 million on projects located outside its mine sites in 2002, which is in addition to the programs conducted on operating mine sites, to the contributions of the Company's partners and to government grants and subsidies that Cambior received. An amount of $711,000 had been incurred in 2001 for the same purposes. Overall, more than 26,592 metres of diamond drilling were performed in 2002 on properties in which Cambior owns an interest. In 2002, Cambior acquired 83 claims by staking, optioned the Bousquet-Ferris property from Breakwater Resources Ltd.and some 164 claims were abandoned, returned to their original owners, optioned or sold.

As at December 31, 2002, 8 employees were assigned to exploration in Canada, all of whom are non-unionized workers.

4. Mining Activities – International

The Company does not hold any right or interest in any producing mine outside of Canada, except for the Omai mine located in Guyana. However, the Rosebel project located in Suriname is expected to begin commercial production in the first quarter of 2004.

4.1 South America: Guiana Shield

4.1.1 Gold Production: Omai Mine

The Omai mine site lies approximately 160 kilometres south of the city of Georgetown, the capital of Guyana. Guyana is a former British colony located on the northeastern coast of South America covering an area of 214,970 square kilometres and hosting a population of approximately 800,000 people. The Omai mine property covers 4,550 hectares and is held through an exclusive mining licence (the "Mining Licence") granted on December 12, 1991, to OGML, the mine operator.

Cambior and the State of Guyana respectively own 95% and 5% of the voting common shares of OGML. The State of Guyana also holds options entitling it to increase its shareholdings up to 32% in OGML. Cambior increased its participation in OGML from 65% to 95% on May 16, 2002 when, in connection with the Rosebel transaction, it acquired all of Golden Star's shares of OGML. **Additional information on the Rosebel transaction is provided above under section 1.2 of Item III.** Under the 2001 Agreements and, thereafter, the 2003 Credit Facility, Cambior has pledged all of OGML's shares in favor of the 2001 Financial Creditors and, thereafter, the 2003 Financial Creditors respectively.

The relationship among Cambior, OGML and the State of Guyana is governed by a Mineral Agreement executed on August 16, 1991. This Agreement provides in particular for a 5% in-kind royalty on mineral production payable to the Government of Guyana. Effective as of May 15, 2001, the Government of Guyana agreed to reduce the aforesaid royalty from 5% to 4% when the price of gold (determined by the London Bullion Market) is lower than $280 per ounce. The Mineral Agreement provides the main legal framework for activities at Omai; among other things, it allows for the exportation and sale of gold production and capital and profit repatriation, and stipulates that any disagreement between the parties thereto shall be submitted to international arbitration.

The Omai property consisted, until April 2002, of two distinct deposits: the Fennell and Wenot deposits. Following the ore depletion of the Wenot deposit in April of 2002, the pit is now used for the disposal of tailings; only the Fennell deposit remains in production. The Fennell deposit is centred on a small 400-metre diameter quartz diorite intrusive. Free gold mineralization is associated with shallow dipping quartz-carbonate veins with thicknesses varying from a few millimetres to 1.5 metres. Main veins also extend a few hundred metres into the surrounding volcanics and carry significant mineralization.

The Fennell deposit features a laterite and saprolite weathering cover of up to 75 metres showing the same geologic characteristics as the underlying hard rock. Additional potential for mineralization on the Omai concession would result from basic exploration, since the Fennell deposit is well defined at this time.

Open pit commercial gold production commenced on January 15, 1993. On August 19, 1995, operations at Omai were suspended due to the failure of the main tailings dam. Operations resumed on February 4, 1996. A mill expansion became operational during the third quarter of 1996 and consisted of an increase in the capacity of the cyanidation and carbon-in-pulp mill circuits as well as the addition of three grinding mills. This allowed the daily milling rate to increase from 13,000 tonnes to about 20,000 tonnes of ore per day by the end of 1996.

The surface infrastructure at the Omai mine includes a conventional mill equipped with two grinding circuits using cyanidation and carbon-in-pulp processes with gravity circuits, service buildings, administrative offices, a warehouse, a maintenance shop, a laboratory and camp facilities to house employees. Electric power is supplied by fifteen diesel generators with a total installed capacity of 48 megawatts. The mine site also includes a tailings pond allowing the natural degradation of the cyanide and decanting of processed ore and recirculation of the water used in milling.

Cambior provided full financing for the construction of the Omai mine in return for full reimbursement on a priority basis of its investment plus a competitive return on investment. Once all amounts owed to Cambior shall have been repaid, cash flow from operations, net of royalty payments and corporate income taxes, would be available for payment of dividends on shares of OGML. The Company has obtained foreign investment insurance coverage for its investment in OGML from a syndicate of insurers including EDC (collectively the "Insurers"). The eventual proceeds of this insurance policy is assigned pursuant to the terms of the 2003 Credit Facility in favour of the 2003 Financial Creditors. **Additional information on the foreign investment insurance is provided above, under section 4.5 of Item III.**

Operating information as regards the Omai mine for the last two years is set forth in the following table.

OMAI MINE[1]	**2002**	2001
Ounces (Au)	319,600	354,300
Tonnage milled (tonnes)	7,727,300	7,902,600
Grade milled (g Au/t)	1.4	1.5
Recovery (%)	92	93
Direct mining costs ($/oz)	224	231

(1) Notwithstanding minority interests in OGML, Cambior takes 100% of the Omai mine production into account, given the capital structure and cash flow distribution of OGML.

During 2002, the Omai mine produced 319,600 ounces of gold, surpassing the original 2002 mine plan by 12%. This performance was mainly due to a higher grade caused by high-grade ore from the Wenot pit, a higher proportion of hard ore milled and lesser low-grade stockpile mill feed. The mill processed 7.7 million tonnes of ore (21,200 tonnes per day) at an average grade of 1.41 g Au/t, with the Fennell pit providing over 66% of the mill feed. The operating cost per tonne milled was $9.13 for 2002. Due to the lower head grade, the mining operating cost increased to $221 per ounce. The increase is also due to the impact of deferred stripping and higher fuel cost. Capital expenditures for 2002 totalled $4.5 million, mainly for deferred stripping.

Mineral reserves declined over the year, as the mine was able to replace only 9% of the ounces produced in 2002. At the end of the year, the mineral reserves stood at 629,300 ounces of gold contained, based on a gold price of $325 per ounce. Should the ongoing exploration program not lead to the discovery of new mineral reserves or resources, the Omai mine will be exhausted in 2005.

In 2003, the Omai mill is scheduled to process 5.9 million tonnes of ore grading 1.6 g Au/t at a recovery rate of 93%. Total production is targeted at 272,800 ounces of gold at an estimated direct mining cost of $197 per ounce. Lower gold production is anticipated for 2003 because of a lower tonnage milled which result from the depletion of the soft ore stockpiles. Since the low grade soft rock stockpile should supply only 3% of the mill feed, the mill grade will improve, reflecting the direct feed grade from the Fennell deposit. In 2003, a portion of the mill will be dismantled and sold to RGM. The installation of additional secondary crushing equipment will maintain hard rock throughput at the Omai mine.

In 2002, exploration work continued on two properties adjacent to the Omai mine concession. Stream sediment samples returned excellent results and drilling identified a geological environment showing similarity to the Wenot deposit which consisted of narrow bands of felsic tuff associated with East-West trending, steeply dipping shear zones. In the Wenot deposit, gold mineralization was closely associated with these felsic units. A drilling program will test additional gold targets in 2003.

Capital expenditures for the remainder of the mine life are expected to be minimal. This will have a positive impact on the free cash flow generated by the Omai mine.

On February 12, 2002, a Justice of the High Court of the Supreme Court of Judicature of Guyana ordered that the representative action brought against OGML in 1998, purporting to represent 23,000 claimants and seeking approximately $100 million in damages relating to the Omai tailings dam failure that occurred in August 1995, be struck out for repeated failure by the plaintiffs to file an affidavit. On March 18, 2002, the plaintiffs filed an appeal against the February 12, 2002 dismissal of their representative action. In connection with the 1995 tailings dam failure, OGML settled over 95% of the claims filed against it by residents of the Essequibo River. These various claims initially totalled 522 writs representing 881 claimants and the very few remaining claims have not yet been paid because the claimants have either not turned up to receive payment or cannot be located.

As at December 31, 2002, a total of 692 employees worked for OGML. The collective agreement, establishing wages for hourly employees for the 2001-2003 period, expired on February 28, 2003. Negotiations for a new collective agreement are ongoing.

4.1.2 Exploration and Development: Rosebel project

The Rosebel property is located in Suriname, South America, approximately 80 kilometres south of the city of Paramaribo, the capital of Suriname. The property is accessible by plane or by road from Paramaribo. The Rosebel property covers 17,000 hectares in the Brokopondo district, between the Suriname River to the East and the Saramacca River to the West. The property is held by RGM, a wholly-owned subsidiary of Cambior.

The Rosebel property was optioned in 1992 by Golden Star from Grasshopper Aluminum Company N.V. ("Grassalco"), a state-owned mining company. Cambior held a 50% interest in the property from June 1994 to May 2002 when it acquired Golden Star's remaining 50% interest therein for a consideration of $8 million in cash and a price participation interest of 10% of the excess gold price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore up to a maximum of 7 million ounces produced.

The Rosebel project is also subject to a fixed royalty of 2% of production payable to the Government of Suriname, a price participation of 6.5% on the amount exceeding a market price of $425 per ounce of gold, when applicable, and 0.25% of production payable to a foundation to be established by RGM to stimulate mineral exploration in Suriname.

Cambior's shares of RGM were pledged in favor of the 2003 Financial Creditors under the 2003 Credit Facility.

A feasibility study and an environmental impact assessment were filed with the Government of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. From 1998 to year 2000, the project remained on care and maintenance.

During 2001, the feasibility study was updated to include only the mining and processing of soft and transition ore, thereby reducing significantly the project's estimated capital expenditures from the $175 million contemplated in the original 1997 feasibility study. A mineral reserves report on the property was filed in December 2001. An optimized feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Government of Suriname, with an environmental impact assessment, for approval.

On December 18, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel project from the Government of Suriname, following the Government's approval of the feasibility study and the environmental impact assessment. In addition, the Council of Ministers and the National Assembly of Suriname approved amendments to the 1994 Mineral Agreement which sets forth the legal framework for the development and operation of the Rosebel project. The amendments consist of, among other things, the relinquishing by Grassalco, of its options to purchase up to a 40% interest in the Rosebel project in return for the Government holding a 5% carried participation in the share capital of RGM and redeemable shares for $2 million upon commencement of commercial production. The capital structure of RGM provides for the reimbursement of all capital invested prior to distribution of dividends to common shareholders. **Additional information on the Rosebel transaction is provided above under sections 1.2 and 1.3 of Item III.**

The 1994 Mineral Agreement is similar to the one in effect for the Omai mine in Guyana. Besides covering mining rights and related matters, it outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The 1994 Mineral Agreement, as amended, provides for an income tax rate being the lesser of the statutory rate in effect and 45%, an international dispute resolution mechanism and a debt-to-equity capital structure of 4:1.

Following the acceptance of the feasibility study and the environmental impact assessment, the granting of the 25-year renewable Right of Exploitation by the Government of Suriname for the Rosebel project and the completion of financing and political risk insurance coverage, the Company officially commenced construction of the project in January 2003.

The Rosebel project's general environment and climate is very similar to that of the Omai mine, thus enabling the Company to draw on its more than 12 years of development and operating experience in the Guiana Shield. The project does have advantages over the Omai mine with easier access via the national highway and availability of hydro-electrical power. The Company concluded a long-term power agreement that is indexed to the price of gold, which provides for the supply of 8 Mega Watts of average power and 12 Mega Watts for peak power to the project.

The property hosts six principal deposits as well as numerous gold prospects in two distinct areas: the North and South limbs. The Pay Caro, East Pay Caro and Koolhoven deposits are located on the North Limb and the Rosebel, Mayo and Royal Hill deposits are located on the South Limb.

As of December 31, 2002, the mineral reserves at Rosebel were 43 million tonnes at 1.6 g Au/t, representing 2.1 million ounces of gold contained. These results, calculated using a long-term gold price of $325 per ounce, are based on "optimized pits". The impact of a $300 gold price on the Rosebel project would be a reduction of 10% to 1,9 million ounces contained.

Cambior plans an intensive drilling program for late 2003 and 2004 to increase mineral reserves and resources laterally and at depth in the current pits; all of the deposits are still open in at least one direction. The Company is also planning a grassroots exploration program on the surrounding properties, Headley's Reef and Thunder Mountain.

The project is expected to commence commercial production in the first quarter of 2004, with an initial gold production rate of 269,000 ounces for the first year at a direct mining cost of $157 per ounce. The current mining plan calls for the mine to produce an average of 220,000 ounces per year over nine years at a direct mining cost under $200 per ounce. The capital cost for the Rosebel project is expected to amount to $95 million over a 14-month construction period. Outlays as of December 31, 2002 amounted to $5.9 million.

A Social Impact Study was commissioned from Social Capital Group, an independent consultant from Peru, as part of the Rosebel Feasibility Study. Further to this study, a management plan, which includes a community relations plan, is being developed. The purpose of the latter plan will be to maximize the training, the development of skills and the employment of people from the surrounding communities, and assist in health and education. Two persons were hired by RGM in its community relations department to work with Social Capital Group on the preparation of the aforesaid management plan, in consultation with the surrounding communities. The management plan is expected to be ready for implementation at the end of June 2003.

The Company has obtained foreign investment insurance coverage for its investment in RGM from its insurers for a portion of the losses resulting from certain political risks that may affect the Rosebel project. The eventual proceeds of this insurance policy are assigned pursuant to the terms of the 2003 Credit Facility in favour of the 2003 Financial Creditors.

As at December 31, 2002, a total of 127 non-unionized employees worked for RGM.

4.2 United States: Carlota Project

Cambior USA acquired the Carlota project in 1991 when it purchased all the shares of Westmont Mining Inc. In March 1993, Cambior entered into an agreement with Magma Copper Company (now BHP Copper Inc., a wholly-owned subsidiary of BHP Billiton to acquire the reserves in the Cactus portion of the Carlota/Cactus pit. BHP Copper Inc. holds a 5% net smelter return royalty on production from 42 claims of the property.

The Carlota project is located a few kilometres from the town of Miami, in Arizona, and hosts three copper-oxide deposits. It consists of 526 claims, of which 23 are patented[4] claims and 13 are patent-pending, and 490 are unpatented[5] claims, covering an area of 2,250 hectares. The copper mineralization is predominantly within the breccia and dacitic volcanics and within the Kelly fault in the Carlota/Cactus deposit. It is found within breccia and schists in the Eder deposits.

A feasibility study prepared in 1993 and revised in 1996 confirmed that the copper process and recovery method known as "SX-EW" (Solvent Extraction and Electrowinning) would be the most appropriate method for the Carlota project. This method calls for the use of electrolysis in the production of pure copper (saleable on a commercial basis) from a copper concentrated sulphuric acid solution. This solution is obtained by leaching copper from crushed ore then extracting the copper from the leach solution using an organic solvent, and finally returning the copper contained in this organic solvent into solution for the final electrowinning stage.

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[4] A patented mining claim is one for which the United States Government has passed to the holder thereof, exclusive title to the locatable minerals and, in most cases, to the surface and to all resources. A "patent" is the document by which the government conveys full legal title to the mining claim. No further assessment work needs to be done once a patent has been granted; however, taxes and other fees must be paid.

[5] An unpatented mining claim is a particular parcel of public land for which an individual or company has asserted a right of possession for developing and extracting a mineral deposit. This right is subject to payment of an annual maintenance fee to maintain the claim in good standing. Valid unpatented mining claims are real property and the holder thereof has a valid marketable title for mining purposes, subject to the paramount title remaining with the United States Government until a patent is granted. This possessory title may be maintained as long as the appropriate laws are complied with.

Since the revised feasibility study, the Carlota project has been under care and maintenance. As at December 31, 2002, mineral reserves at the Carlota Copper project were estimated at 78,830,000 tonnes grading 0.47% Cu for a total of 371,000 contained tonnes Cu, calculated on a long-term market price for copper of $0.90/lb of copper. **More information regarding probable reserves is provided in section 5 of Item IV.**

In connection with the 2003 Credit Facility, Cambior maintained the general security interest, as per the 1999 credit agreements covering all of its assets, including its shares of Cambior USA and the shares of Carlota Copper Company, held through Cambior USA, in favor of the 2003 Financial Creditors.

4.3 South America: Andes

4.3.1 Exploration and Development

In the Andes region of South America, Cambior maintains an office in Lima, Peru and an international exploration and development group employing 9 persons as at December 31, 2002, unchanged from December 31, 2001, all of whom were non-unionized employees. In 2002, this group pursued evaluation of the Andes region with a focus on Peru.

i) La Arena Project

The La Arena project is located in Northern Peru, 480 kilometres northeast of Lima, near the town of Huamachuco and covers 16,286 hectares. The geology of the La Arena deposit includes sandstones, quartzite, and thick sequences of Jurassic-Cretaceous sedimentary rocks, the latter being intersected by subvolcanic dacitic porphyry. Two different types of mineralization were identified on the property, namely a copper-gold porphyry and a gold-bearing brecciated zone. As of December 31, 2002, the indicated resources at the La Arena project were 13.4 million tonnes at 1.0 g Au/t, representing 0.4 million ounces of gold contained and calculated using a long-term gold price of $325 per ounce. Calculations using a gold price of $300 per ounce would not impact on the results. During 2002, this project was kept under care and maintenance.

ii) Other Exploration Activities

In Peru, Cambior incurred exploration expenditures of approximately $1.8 million in 2002, mainly on the Incahuasi, Zonanga and La Arena properties.

In February 2003, the Company announced the cancellation of a letter of intent with Codelco (*Corporación Nacional del Cobre*), the world's largest copper producer wholly-owned by the State of Chile, establishing the terms of a joint venture alliance to carry exploration works in three areas of Northern Peru.

5. <u>Mineral Reserves and Resources</u>

In this Annual Information Form, the following terms have the meanings set forth below.

Mineral Reserves

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * *

In the following table, reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000. Mineral reserves and resources were estimated using a long-term gold price assumption of $325/oz and $300/oz in 2002 and

2001, respectively. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

(Cambior's share)	December 31, 2002 @ $325/oz			December 31, 2001 @ $300/oz		
GOLD OPERATIONS	**Tonnes (000)**	**Grade (g Au/t)**	**Ounces contained**	**Tonnes (000)**	**Grade (g Au/t)**	**Ounces contained**
Omai (100%)						
Proven reserves	14,730	1.3	626,300	22,644	1.3	944,000
Probable reserves	69	1.4	3,000	69	1.4	3,000
Doyon Division (100%)[(1)]						
Proven reserves	3,774	5.2	629,500	3,864	5.5	644,400
Probable reserves	4,264	5.4	736,800	4,331	5.6	786,500
Measured resources	228	3.1	23,000	170	3.6	19,900
Indicated resources	1,669	3.6	195,300	760	4.4	107,400
Inferred resources	6,316	5.2	1,053,000	5,244	5.6	946,600
Sleeping Giant (50%)						
Proven reserves	89	12.6	35,900	63	10.7	21,500
Probable reserves	100	12.9	41,500	145	12.3	57,600
Inferred resources	159	10.7	54,600	112	10.8	38,700
GOLD PROJECTS						
Rosebel (100%)						
Probable reserves	42,897	1.6	2,143,000	25,166	1.7	1,350,000
Indicated resources	30,871	1.2	1,210,000	-	-	-
Inferred resources	21,296	1.3	911,000	---	---	---
La Arena (100%)						
Indicated resources	13,400	1.0	414,000	13,400	1.0	414,000
TOTAL GOLD						
Proven and probable reserves	65,923	2.0	4,216,000	56,316	2.1	3,807,000
Measured and indicated resources			1,842,300			541,300
Inferred resources			2,018,600			985,300

NIOBIUM OPERATION	**Tonnes (000)**	**Grade Nb_2O_5 (%)**	**Contained Tonnes Nb_2O_5 (000)**	**Tonnes (000)**	**Grade Nb_2O_5 (%)**	**Contained Tonnes Nb_2O_5 (000)**
Niobec (50%)						
Proven reserves	8,910	0.63	56	5,833	0.65	38
Probable reserves	3,008	0.70	21	3,245	0.72	23

COPPER PROJECTS	**Tonnes (000)**	**Grade Cu (%)**	**Contained Tonnes Cu (000)**	**Tonnes (000)**	**Grade Cu (%)**	**Contained Tonnes Cu (000)**
Carlota (100%)[(2)] Probable reserves	78,830	0.47	371	78,830	0.47	371

(1) Includes mineral reserves and resources from the Doyon and Mouska mines.
(2) Probable reserves for the Carlota project were calculated using a long term copper price of $0.90/lb in 2001 and 2002.

The Company's reserve estimate is comprised of in-place material, *i.e.* contained ounces of gold and contained tonnes of copper; metallurgical recovery factors (**see the table setting forth the average metallurgical recovery and the cut-off grades below**) must be taken into account in order to assess and quantify the recoverable material.

Mineral reserve estimates have been calculated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000. There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a complex process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

Cambior's qualified persons responsible for the mineral reserve calculations for each mine or project are as follows:

Mines	Location	Name	Title
Omai	Guyana	Y. Michaud A. Croal	Geology Superintendent Engineering Superintendent
Doyon	Québec, Canada	D. Doucet A. Grenier	Chief Geologist Chief Engineer
Mouska	Québec, Canada	P. Lévesque K. Marquis	Chief Geologist Chief Engineer
Sleeping Giant	Québec, Canada	F. Blanchet D. Vallières	Chief Geologist Chief Engineer
Gold Projects			
Rosebel	Suriname	R. Sirois A. Croal	Geology Superintendent Engineering Superintendent
La Arena	Peru	F. Clouston	Project Assessment Engineer
Copper Project			
Carlota	Arizona, USA	Independent Mining Consultants Inc.	

Mines	**Location**	**Name**	**Title**
Industrial Minerals			
Niobec	Québec, Canada	D. Villeneuve	Chief Geologist
		S. Thivierge	Engineering and Maintenance Superintendent

Estimation Procedures

The Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Cambior's Manager, Mining Geology, who is also a qualified person.

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's gold mining operations for the proven and probable mineral reserves.

Mine	Average Metallurgical Recovery [1] (Gold %)	Cut-off grades (g Au /t) [2]
Omai	93	0.35 to 0.70
Doyon	96	3.2 to 4.4
Mouska	94	9.2 to 10.3
Sleeping Giant	97	8.5 to 9.3

[1] Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.
[2] Varies depending on the mining method used.

The average drill spacing for each category of reserves reported for each mining operation and project is as follows:

Mines		**Average Drill Spacing Reserve Category**	
		Proven	**Probable**
Doyon	Main Area	10 m x 30 m	20 m x 30 m
	West Area	10 m x 15 m	20 m x 30 m
Mouska		14 m x 14 m	20 m x 20 m
Sleeping Giant		20 m x 20 m	30 m x 30 m
Niobec		15 m x 23 m	30 m x 46 m
Omai		40 m x 40 m	60 m x 60 m

Mines	Average Drill Spacing Reserve Category Proven	Probable
Copper Project		
Carlota	45 m x 60 m	45 m x 60 m

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling at depth and laterally.

To establish the 2002 and 2001 year-end reserves, the Company used gold prices of $325 per ounce and $300 per ounce, respectively. The copper price assumption was maintained, using a long-term price of $0.90/lb of copper for 2002 and 2001. For the Canadian operations, a long-term exchange rate of Cdn $1.50 per US $1.00 was used for 2002 and 2001.

Proven and probable mineral reserves for the current gold operations at December 31, 2002 were 2.1 million ounces compared to 2.5 million ounces at December 31, 2001. A sensitivity analysis using a gold price of $300 per ounce indicates that mineral reserves would fall 1% to 2.1 million ounces. The impact of a $300 gold price on the Doyon Division would be in the order of a 1% reduction, while the impact on the Omai mine would be a reduction of 2%.

6. Other Aspects of the Business

6.1 Marketing of Production

The gold market is relatively deep and liquid, with the price of gold generally quoted in US dollars. The demand for gold is primarily for fabrication purposes and bullion investment. Gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for 85% of fabricated demand), electronics, dentistry, decorations, medals and official coins. Central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production, has meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities. Gold prices have, in addition, been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation, gold was often seen as a refuge, which increased purchases of gold and thereby supported its market price.

However, changes in the reserves policies of central banks have affected the gold market and gold price on two levels. On the physical level, a decision by a central bank to decrease or to increase the percentage of gold holdings in bank reserves leads to either sales or purchases of gold, which in turn has a direct impact on the physical market for the metal. In practice, sales by central banks have often involved substantial tonnages within one period, and this selling can place downward pressure on the markets at the time when it is transacted. More importantly, announcements or rumours of changes in central bank policies which might lead to the sale of gold reserves have in recent years had a powerful negative effect on market sentiment and encouraged large speculative positions against gold in the futures market for the metal.

Most of the Company's revenue and earnings derive from the sale of gold through various instruments. The gold price fluctuates continually due to factors over which Cambior has no control. Therefore, in order to support its various investment undertakings, Cambior has adopted a gold hedging program with the view to improving revenue generation and protecting cash flows in the medium term. However, in the event of a sustained slump, a sustained increase or unexpected material fluctuations in the price of gold, this program may prove ineffective or even counter-productive. This program may include the use of fixed forward contracts, spot deferred contracts, put and call options and gold loans.

The Company is monitoring its gold hedging program to ensure that future gold sales commitments will not exceed, at any time, the Company's ability to deliver gold. In the future, the Company intends to limit its new hedging activities to the use of forward contracts.

The following table indicates fluctuations in the gold price in US dollars per troy ounce on the London Bullion Market for the periods indicated:

	Year Ended December 31,					
	2003 (1)	**2002**	2001	2000	1999	1998
High	$382	$304	$293	$313	$326	$313
Low	$329	$278	$256	$264	$253	$273
Average	$352	$290	$271	$279	$279	$294

(1) Period ending as of March 31, 2003.

Also, since revenue from sales of gold and ferroniobium are received in US dollars while a significant portion of operating and other expenses are incurred in Canadian dollars, the value of the Canadian dollar relative to the American dollar has a direct impact on Cambior's profit margin. The following table illustrates fluctuations in the exchange rates for United States dollars **expressed in Canadian dollars** for the last five calendar years, as established for customs purposes by the Bank of Canada.

	Year Ended December 31,					
	2003 [(1)]	**2002**	2001	2000	1999	1998
High	$1.5747	$1.6132	$1.6021	$1.5593	$1.5298	$1.5765
Low	$1.4656	$1.5110	$1.4936	$1.4341	$1.4433	$1.4075
Average	$1.5102	$1.5704	$1.5484	$1.4854	$1.4858	$1.4835
End of Period	$1.4678	$1.5776	$1.5928	$1.4995	$1.4433	$1.5305

[(1)] Period ending as of March 31, 2003.

The 2001 Agreements contained certain covenants, including a mandatory hedging program, which provided that Cambior's commitments to deliver gold would not, at anytime, exceed 90% of its total proven and probable mineral reserves and, would not exceed 100% of its estimated production (net of royalties) during the loan period. It further provided that Cambior was required to have hedges in place on a minimum of 35% of the forecasted loan life production at an average minimum gold price of $290/oz, including the impact of the prepaid gold forward sale.

Under the 2003 Credit Facility, Cambior is required to maintain a revenue protection program covering 30% of its expected production during the loan life period, which terminates on December 31, 2007, at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the 2003 Credit Facility. Also, as part of the mandatory hedging program, Cambior will have the right to roll forward its contracts up to the final maturity date of the loan. The hedging facility is not subject to margin calls. This covenant will allow Cambior to pursue its reduction of the revenue protection program in accordance with its corporate strategy.

FOR ADDITIONAL INFORMATION REGARDING CAMBIOR'S HEDGING PROGRAMS, REFERENCE IS MADE TO NOTE 18 TO THE FINANCIAL STATEMENTS OF THE COMPANY PRESENTED ON PAGE 53 OF THE COMPANY'S ANNUAL REPORT FOR THE YEAR 2002.

6.2 Government Regulation

Canadian and American mining industries have evolved with federal and state or provincial legislation governing the exploration, mining, processing and marketing of minerals. This legislation governs the acquisition and ownership of mining rights, mining duties and income taxes, labour, health and safety standards, exports and other related matters.

The North American mining industry is also subject to federal and state or provincial environmental protection legislation. This legislation imposes high standards in order to reduce or eliminate the effects of waste generated by ore mining and processing operations. Consequently, the construction and commercial operation of a mine necessarily entails compliance with applicable environmental legislation and the obtaining of permits for the use of land and water or other similar authorizations from various government bodies. Each mining company is under a strict obligation to comply with all applicable environmental laws.

Failure to comply with this legislation may lead to the issuance of orders suspending or curtailing operations or requiring the installation of additional equipment. Cambior could be required to indemnify private parties suffering losses or damages arising from its mining activities and could be assessed fines if found guilty of penal infractions under the terms of such legislation.

In the United States, some of the mineral rights consist of "unpatented" mining claims created and maintained in accordance with the General Mining Law. Unpatented mining claims are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law. Also, unpatented mining claims are always subject to possible challenges by third parties or by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, the Company cannot assure that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from operations, it could reduce estimates of present mining reserves and it could reduce the amount of future exploration and development activity on federal lands.

In the Guiana Shield, OGML and RGM must comply, in the course of their operations, with a range of Guyanese and Surinamese laws, accordingly, similar in their effects to legislation to which Cambior is subject in Canada. However, with respect to the Omai mine, the Mineral Agreement executed on August 16, 1991, provides exceptions to applicable Guyanese legislation in favour of OGML and its shareholders in certain instances, among which figure an alleviated tax system and, in certain cases, provisions for legislative stability. The terms and conditions of the mineral agreement in respect of the Rosebel project are similar to those applicable to Omai. Both mineral agreements provide a comprehensive legal framework that applies to the specific activities of the Omai mine and the Rosebel project, respectively.

The Company commissioned an environmental impact study in 1991 as part of the Omai Project's feasibility study, which was subsequently ratified by the Guyanese Government. The study has been amended from time to time, with the Government's approval, to take various changes in operations into account. Pursuant to the Mineral Agreement, OGML has undertaken to apply the environmental practices set forth in the environmental impact study. For its part, the State of Guyana has undertaken, for the duration of OGML's operations, not to impose on OGML any environmental standard which would be more severe than that which is in force at the relevant time in the Province of Québec, Canada. Finally, the agreement by which OGML resumed commercial production in February 1996, also contains environmental compliance obligations.

For the Rosebel project, the Company also commissioned an environmental impact assessment which was filed with, and approved by, the Surinamese Government in 2002 along with a feasibility study. RGM has undertaken to apply the environmental practices set forth in the environmental impact assessment and to certify its environmental management system under ISO 14001.

Elsewhere in South America, the Company must comply with various mining and environmental laws in force in such countries, which laws are generally similar in effect to comparable laws in North American jurisdictions.

Cambior believes that it is in substantial compliance with all material current legislation, regulations and administrative standards applicable to its activities.

6.3 Environment

On November 6, 1992, the Company's Board of Directors authorized the creation of a board committee responsible for the supervision of activities related to environmental compliance and management and ratified the environmental protection policy developed by the Mining Association of Canada, which the Company had adopted on May 7, 1990.

In 1993, the Company developed environmental guidelines for employees with a view to facilitating communication and standardization of environmental protection procedures. The distribution of such environmental guidelines and training to ensure their use in everyday activities form part of Cambior's self-monitoring program. The Company, as well as its partners managing the properties held in joint venture, periodically retain independent consultants to assess compliance with standards and the suitability of the established policies and procedures.

In 1995, the environmental policy and program were modified in order to emphasize prevention and to harmonize policies with the new policy of the Mining Association of Canada. Detailed closure and reclamation plans for all of Cambior's mines were completed and submitted to the governmental authorities in 1995.

The closure and site reclamation of the Valdez Creek Placer were completed in 1996 and Cambior received the 1995 Governor's Award for reclamation from the State of

Alaska and, on September 15, 1997, the Health of the Land Award from the US Bureau of Land Management, the US agency in charge of land management.

In 1997, Cambior decided to submit its environmental management system ("EMS") for ISO 14001 certification, a commitment in line with its 1995 revised corporate environmental policy. An important element of the EMS is the development of a program with objectives and targets to continually improve environmental performance. The EMS also includes the management of tailing ponds and waste dumps. Each pond is subjected to a daily visual inspection, a detailed monthly inspection and an annual inspection by an external consultant. The data are submitted for review to a committee of external experts. The Safety and Sustainability Committee of the Board of Directors oversees the workings of the EMS through regular meetings and assures that it is appropriate, sufficient and effective.

On February 10, 1999, the Company announced that its environmental management system was awarded the ISO 14001 certification, and stated its belief to be the first mining company in Canada and the first gold mining company in the world to achieve such certification. Referred to as "the green standard", ISO 14001 was developed by environmental experts from around the world under the auspices of the International Organization for Standardization, based in Switzerland. The process was completed at the Doyon mine in December 2000 and at the Omai mine, in Guyana, in January 2001. It is Cambior's objective to implement its EMS and certify it under the ISO 14001 standards with respect to all future development projects and operations (including Rosebel).

In 2001, monitoring of all the effluents of Cambior, including those at Niobec mine, achieved 100% and only one of the annual toxicity samples was negative. Effluent compliance at the Omai mine was also maintained at 100%. Periodic analysis of samples taken from the Omai and Essequibo rivers indicates that the results are well within the regulatory limits of the *Environmental Protection Act of* 1996 (Guyana). At no time during 2001 was there detectable cyanide in the Omai or Essequibo rivers.

In 2002, all of Cambior's operating and administrative units maintained their ISO 14001 certification as a result of the 2002 registrar's audit of the Company's EMS. The EMS of the Niobec mine obtained ISO 14001 certification thereby bringing all of Cambior's operations in compliance with this international standard. At the Rosebel project, the environmental impact assessment prepared in 2002, was approved in 2003 by the Government of Suriname. Cambior has undertaken to operate within World Bank Guidelines at Rosebel.

During 2002, all Canadian operations became subject to the new Federal Metal Mining Effluent Regulations and the Canadian operations with processing facilities (Doyon, Sleeping Giant and Niobec) became subject to the Québec Industrial Wastes Reduction Program. In 2002, all effluents were compliant with regulations.

Environment-related expenses for operating sites totalled more than $5.5 million in 2002. These expenses were mainly related to provisions for reclamation (45%), tailings ponds (8%), and reagent costs for effluent treatment (26%).

Cambior is also active in environmental research projects through partnerships with universities or members of the mining industry. Recent research subjects include mine acid drainage, the application of biotechnology to solve environmental problems, a study on the fate of cyanide in mine tailings, the bio-availability of metals and the toxicity of effluents.

None of the environmental measures taken by Cambior should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium- and long-term financial impact of these standards lies in the cost of mine site reclamation during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations, and no material adverse effect on earnings is expected in the future. Cambior believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

6.4 Human Resources

The following table illustrates the evolution of the Company human resources throughout the year 2002.

SECTOR	**2002**			
	1Q	**2Q**	**3Q**	**4Q**
Mouska Mine	125	126	124	123
Sleeping Giant Mine	190	191	187	194
Doyon Mine	435	433	430	428
Longueuil Executive Office	30	30	32	35
Val-d'Or Registered Office & Technical Services	13	16	16	20
Camroc Division	43	42	51	53
Construction Division	4	5	6	8
Exploration Canada	7	8	9	8
CANADA: Total	**847**	**851**	**855**	**869**
Carlota Project	1	1	1	1
UNITED STATES: Total	**1**	**1**	**1**	**1**
International Exploration	9	9	9	9
Omai Gold Mines Ltd.	767	738	725	692
Rosebel Gold Mines N.V.	45	47	92	127
INTERNATIONAL: Total	**821**	**794**	**826**	**828**
TOTAL CAMBIOR EMPLOYEES	**1,669**	**1,646**	**1,682**	**1,698**

The above table does not include the 230 employees working at the Niobec mine as these individuals are employees of Mazarin, the manager of mine operations. Information regarding the Niobec mine workforce **is provided in section 3.2 of Item IV**.

Among the employees numbered in the above table, 300 hourly workers at the Doyon mine, 92 hourly workers at the Mouska mine, 142 hourly workers at the Sleeping Giant mine and 371 hourly workers at the Omai mine are unionized.

Expiration dates of the collective agreements	
Omai[(1)] - Hourly employees	February 28, 2003
Doyon - Hourly employees	November 30, 2006
Mouska – Hourly employees	October 17, 2004
Sleeping Giant - Hourly employees	July 31, 2007
Niobec[(2)] – Hourly, clerical and technical employees	April 30, 2004

(1) The Omai mine is owned by OMAI Gold Mines Limited, a subsidiary of Cambior. Negotiations for a new collective agreement are ongoing.

(2) Niobec employees are under contract with the mine operator, Mazarin Inc.

Employees at Cambior's other development projects are not unionized. Overall, the management of Cambior as well as management of the Niobec mine consider labour relations with their respective employees to be satisfactory.

6.5 Research and Development

Cambior participates in several research projects on mining, processing and the environment, which are conducted through universities, private research centres and consortiums.

Cambior is a funding member of COREM (consortium of mineral research) with 11 other mining companies. COREM carries out research and technology transfer activities in the field of treatment and transformation of mineral substances in conformity with the objectives of sustainable development. The annual budget of COREM is Cdn $10 million and Cambior's contribution is Cdn $300,000 per year.

Cambior is also a funding participant of the Natural Sciences and Engineering Research Council of Canada (NSERC), Industrial Chair on Sites Remediation and Management at University of Montreal's École Polytechnique. Its committed contribution amounts to Cdn $75,000 per year over a five-year period ending in 2004.

6.6 Taxes

Cambior currently earns taxable income almost exclusively through its operations in Canada and Guyana. Cambior's activities in other countries are not currently revenue producing.

Canada

Cambior Inc. is subject to federal income tax in Canada on its worldwide earnings, although earnings of the Company's foreign subsidiaries are not generally subject to tax until repatriated to Canada. Some of the foreign subsidiaries operate in countries which have concluded a tax treaty with Canada and, in consequence, active business income earned in those countries would be exempt from Canadian taxes when repatriated to Canada. However, earnings of foreign subsidiaries operating in other countries could attract Canadian taxes depending on the tax rate in the relevant foreign country. The Company's Canadian operations are also subject to provincial income tax. The statutory combined corporate tax rate is approximately 38%, reduced to an effective tax rate of approximately 29% by the application of the resource allowance. The Company is also subject to Québec mining duties at a statutory rate of 12%.

United States

Cambior USA and its wholly-owned subsidiaries file their United States Federal income tax return on a consolidated basis. The top marginal rates are presently 35% for regular tax and 20% for alternative minimum tax. At December 31, 2002, Cambior USA had approximately $78.2 million of cumulative regular tax benefits that were derived from past net operating losses, available to offset future income tax. These amounts are subject to adjustment upon a subsequent audit by the Internal Revenue Service. Cambior USA and its wholly-owned subsidiaries are also subject to state and local taxes in jurisdictions in which they are engaged in business operations.

Guyana

From 1993 to 1999, the operations of OGML in Guyana were subject to corporate income tax in Guyana at a rate of 33.75% per year. Since 2000, commercial production at the Omai mine is subject to the 35% prevailing corporate income tax rate. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures may be depreciated on a straight-line basis over five years. Withholding taxes on dividends paid, if any, to foreign shareholders are levied at a 6.25% rate; however, there is no withholding tax on interest. Legislative stability of taxation rules and rates is guaranteed by the Mineral Agreement **referred to above in subsection 4.2.1 of Item IV**.

6.7 Mining Development and Construction

The Company formed, at the end of 1994, two in-house divisions to support project implementation and operations. Their goal consists of optimizing performance of said divisions' respective activities with a view to achieving greater effectiveness in terms of costs and timetable compliance.

The objective of the Camroc Mining Development Division, which grouped together a number of non-unionized employees that varied from 42 to 53 employees during the year 2002, is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with the Company's priorities. This division provides in-house contract mining services, and its services are charged to other companies on competitive terms.

The objective of the Projects and Construction Division, which grouped together 8 non-unionized employees of Cambior as at December 31, 2002, is to form and manage teams of professionals and technicians specialized in planning, implementing and supervising construction activities of mine facilities and infrastructure. This division occasionally acted in the past as an independent building contractor for third parties on arm's-length terms.

6.8 Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses.

Item V Selected Consolidated Financial Information

1. For Each of the Last Five Fiscal Years

(in millions of dollars, except for per share amounts)					
	2002	2001	2000	1999	1998
Total revenues (1)	204.2	198.2	210.6	229.0	254.2
EBITDA (1, 2)	40.4	39.4	51.2	63.6	84.6
Net earnings (loss) (3)	(8.1)	(8.2)	(81.6)	(373.6)	(13.8)
Net earnings (loss) per share	(0.06)	(0.09)	(1.12)	(5.29)	(0.20)
Total assets	279	252	283	522	809
Total debt	28	51	130	214	166
Deferred revenue	37	49	---	---	---
Dividends per share (4)	---	---	---	0.025	0.05

(1) This data concerns continuing operations only. The comparative data has been reclassified accordingly.

(2) Earnings before interest, taxes, depreciation, depletion and amortization, non-hedge derivative gain (loss) and writedown of assets.

(3) In 2000, the Company changed its accounting policy for written call options and variable volume forward contracts. This change in accounting policy was applied retroactively.

(4) Under the terms of the 1999 and 2001 credit agreements, Cambior has committed not to pay dividends in 2000, 2001 and 2002. Under the terms of the 2003 Credit Facility, Cambior has committed not to pay any dividends until Commercial Completion (as defined in the 2003 Credit Facility) of the Rosebel project. The right to pay dividends thereafter is subject, however, to prior notice and meeting certain financial ratios.

EBITDA

A measure of EBITDA is included because the Company believes that this information will help in understanding the level of the Company's operational earnings and assessing its performance in 2002 compared to the prior year. The Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate the Company's core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented below.

EBITDA					
Reconciliation of EBITDA to GAAP net loss:					
Earnings before interest, taxes, depreciation and amortization, writedown of mining assets and non-hedge derivative loss (gain) are summarized as follows:					
(in thousands of $)	**2002**	**2001**	**2000**	**1999**	**1998**
Net loss GAAP	(8,052)	(8,239)	(81,610)	(373,617)	(13,756)
Add:					
Non-hedge derivative loss (gain) and other	14,565	1,645	(41,761)	18,600	3,400
Earning (Loss) before non-hedge derivative loss(gain)	6,513	(6,594)	(123,371)	(355,017)	(10,356)
Depreciation, depletion and amortization	28,834	34,944	53,984	56,581	50,700
Amortization of deferred stripping costs	2,290	-	-	-	-
Financial expenses	2,399	5,565	18,712	7,823	6,649
Writedown on mining assets and investments	-	5,419	94,321	156,533	24,130
Restructuring charges	-	-	518	49,261	-
Income and mining taxes	353	115	(148)	7,729	6,572
Minority interest	-	-	-	694	1,801
Results of discontinued operations	-	-	7,192	139,952	5,059
EBITDA	40,389	39,449	51,208	63,556	84,555

Revenues

Revenues for 2002 were $204.2 million. EBITDA amounted to $40.4 million in 2002 compared to $39.4 million in 2001. The increase in revenues in 2002 was due to a higher price realized on gold sales offsetting the decline in quantity sold due to lower output from the Omai mine, and higher niobium sales following the successful commissioning of the plant extension in 2001.

Revenues for 2001 were $198.2 million, slightly lower than the previous year due to a decrease of $32 per ounce in the realized price of gold sold. EBITDA amounted to $39.4 million in 2001 compared to $51.2 million in 2000. The reduction in revenues is mainly due to a decrease in the realized price of gold to $289 per ounce in 2001, compared to $321 per ounce in 2000. The reduction in gold revenues was partially offset by higher niobium sales following the successful plant expansion at Niobec in 2000 which represent 10% of total revenues.

In 2000, revenues from continuing operations totalled $210.6 million, down 8.0% from 1999. The decrease in revenues in 2000 was due to a lower average realized gold price than in 1999 ($321 compared to $356 per ounce in 1999) and lower ferroniobium production from the Niobec mine, due to a lower head grade and a longer than anticipated start-up phase following the completion of the construction work required to increase the processing capacity. Higher gold production at the Omai mine, resulting from higher processing throughput, grade and gold recovery, partially offset the above factors.

The Company had revenues from continuing operations of $229.0 million in 1999, down 9.9% from 1998. At $254.2 million, 1998 revenues from continuing operations were 11.1% higher than the 1997 revenues of $229 million. The decrease in revenues in 1999 is mainly due to a lower realized gold price than in 1998 ($356 per ounce compared to $389 per ounce) and a drop in production at the Omai mine resulting from lower grades. The realized price for gold sales in the fourth quarter was negatively affected by the terms of the standstill agreement with the banking syndicate. For 1999 ferroniobium production represented 6% of these same revenues.

As a result of its revenue protection program, the Company has realized, over the last fifteen years, with the exception of the year 2002, a premium over the average market price for its gold production.

	2002	2001	2000	1999	1998
Average realized price ($/oz)	308	289	321	356	389
Average market price ($/oz)	310	271	279	279	294
Premium discount ($/oz)	(2)	18	42	77	95
Premium discount (in million $)	(1)	11	25	49	61

Earnings

During 2002, the Company incurred a net loss of $8.1 million ($0.06 /share), compared to losses of $8.2 million ($0.09/share) and $81.6 million ($1.12/share) in 2001 and 2000, respectively.

The improved operating margin in 2002 is mainly attributable to an increase in revenues from a higher realized gold price and increased niobium sales, and a decrease in depreciation charges resulting from lower gold production and increasing reserves.

EBITDA in 2002 was $40.4 million as compared to $39.4 million for 2001. Higher realized gold price per ounce sold contributed to the revenue and EBITDA increase in 2002.

The Company realized an average gold price of $308 per ounce in 2002. For the first time in fifteen years the gold hedging program generated, in 2002, a realized price that was lower than the average market price for the year ($2 per ounce).

During 2001, the Company incurred a net loss of $8.2 million ($0.09/share) including a $5.4 million writedown of the Omai mine, a significant reduction relative to the net loss of $81.6 million ($1.12/share) incurred in 2000 when writedowns of assets totalled $94.3 million, and to the net loss incurred in 1999 of $373.6 million ($5.29/share) which included a writedown of $156.5 million.

EBITDA in 2001 was $39.4 million compared to $51.2 million for 2000. Lower realized gold price per ounce sold contributed to the revenue and EBITDA decline in 2001. The gold hedging program allowed the Company to generate a realized gold price of $289 per ounce in 2001, a premium of $18 per ounce compared to the average market price.

In 2000, the net loss was $81.6 million, or $1.12 per share, compared to a net loss of $373.6 million or $5.29 per share in 1999. Results of 2000 include a writedown of mining assets and investments of $94.3 million, reflecting the reduction in the gold price assumption used by the Company to calculate its reserves, and a non-hedge derivative gain of $41.8 million resulting from the mark-to-market evaluation of the Company's derivative instruments not accounted for as a hedge.

EBITDA totalled $51.2 million in 2000 compared to $63.6 million in 1999. The decrease of $12.4 million compared to 1999 is attributable to a lower realized gold price partially offset by higher production from the gold assets and lower exploration expenses.

The net loss for 1999 was $373.6 million, or $5.29 per share, compared to a net loss of $13.8 million or $0.20 per share for 1998, and net earnings of $2.7 million or $0.04 per share for 1997. The loss for 1999 is mainly attributable to a writedown of mining assets and investments of $156.5 million, a restructuring charge of $49.3 million and a loss from discontinued activities of $140.0 million. EBITDA totalled $63.6 million in 1999 compared to $84.6 million in 1998.

The gold hedging program allowed the Company to generate a realized gold price of $356 per ounce in 1999, a premium of $77 per ounce compared to the market price. The average realized price for 1998 was $389 per ounce.

The $13.8 million ($0.20 per share) net loss incurred in 1998 resulted from a non-cash writedown of mining assets and investments of $24.1 million posted by the Company in light of sustained weakness in the gold market. This writedown was mainly attributable to the write-off of the Metates gold/silver property in Mexico and the devaluation of certain assets and investments.

Assets and Liabilities

The Company's total assets amounted to $279 million at December 31, 2002, compared to $252 million at the end of 2001.

Property, plant and equipment totalled $200.2 million at December 31, 2002 compared to $194.7 million at the end of 2001. The 2002 amount includes $47.5 million for projects at the exploration and development stage (including $30.8 million for the Rosebel project), compared to $28.3 million in 2001. The construction and development of these projects are subject to the securing of financing for their development and favourable market conditions for commodity prices.

Cash and short-term investments increased by $28.2 million during the year to stand at $42.8 million at December 31, 2002. This increase is mainly due to proceeds of equity issues less reimbursements made pursuant to the 2001 Agreements. Working capital, excluding cash, short-term investments and the current portion of the long-term financial obligations, totalled $6.1 million compared to $10.2 million at December 31, 2001. The long-term debt, including the portion due within one year of $1.1 million amounts to $28.0 million at year-end compared to $51.1 million at the beginning of 2002.

Deferred revenue of $36.7 million is related to the Company's obligation as at December 31, 2002 to deliver 155,758 ounces of gold under the prepaid gold forward sales agreement. The value of these ounces was recorded at $235 per ounce representing the proceeds received under such prepaid agreement. The estimated fair value of the obligation is $49.2 million on December 31, 2002.

The estimated mark-to-market value of the non-hedge derivative instruments decreased by $11.7 million from December 31, 2001 to a liability of $6.4 million at December 31, 2002, due to an increase in the price of gold and the elimination of variable volume forward positions, in spite of a major reduction in the number of non-hedge derivative instruments.

During 2002, the Company reduced its gold hedging commitments by 600,000 ounces, representing 32% of commitments, through scheduled deliveries and closure of contracts, buy-back of commitments and restructuring of the variable volume forward sales into fixed forwards thereby eliminating 207,000 ounces of potential sales.

The $51.1 million increase in shareholders' equity in 2002 resulted from the issuance of shares totalling $61.2 million and the $1.5 million variation in cumulative translation adjustment resulting from the strengthening of the Canadian dollar compared to its value at the end of 2001 partially offset by the $8.1 million loss for the year. The shareholders also approved the transfer of the contributed surplus balance to the deficit. Benefiting from improved capital market conditions for gold companies, Cambior strengthened its balance sheet through the addition of $57.6 million in permanent capital as a result of the issuance of 55.3 million common shares in 2002. The additional capital was used to reduce the 2001 Credit Facility by $27.8 million and added to cash resources to fund the development of the Rosebel project.

During 2001, the Company's main priority was the reimbursement of the 1999 credit facility and the reduction of its financial obligations. On January 12, 2001, Cambior concluded the 2001 Agreements with a syndicate of four banks and a prepaid gold forward sale agreement arranged by a major financial institution. Drawdowns of $118.6 million proceeds from these agreements were used to reimburse the 1999 credit facility of $115.6 million and a $3.0 million mortgage loan. During the year, the Company further reduced its debt with the conversion of Jipangu $10 million mortgage loan into common shares through two private placements:

- On January 18, 2001, Cambior closed a $6.3 million private placement whereby Jipangu subscribed 15 million common shares at a price of $0.42 per share.

Proceeds were used to reduce Jipangu's mortgage loan in respect of Cambior's 50% interest in the Niobec mine, to $3.7 million.

- The balance of this loan was entirely repaid in late September 2001 with a $3.7 million private placement whereby Jipangu subscribed 6,491,228 common shares at a price of $0.57 each.

The Company also reduced its financial obligations with the repayment of $13.3 million of the 2001 Credit Facility from the sale proceeds of the El Pachón project and with the delivery of 25,960 ounces under the prepaid gold forward sale agreement.

The 2001 Credit Facility consisted of a $55.0 million five-year non-revolving term loan and a $10.0 million revolving loan both due on December 31, 2005. Such facility bore interest at LIBOR rate plus 3% until December 31, 2001 and, thereafter, the interest spread varied from 2% to 3% based on the results of the quarterly loan life protection ratio ("LLPR") calculation.

The Company also had to comply with various other covenants and financial ratios, including annual limits as to the net senior debt to EBITDA ratio, a minimum interest coverage ratio and an LLPR of over 1:1 at all times (ratio of the net present value of projected cash flows to the senior net senior debt outstanding). The 2001 Credit Facility was secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in the Sleeping Giant and Niobec mines, a specific pledge on shares of OGML held by Cambior and on shares of the Company's US subsidiaries, and a general security interest on all other assets of the Company.

On October 26, 2001, in connection with the Company's acquisition of Golden Star's 50% interest in the Rosebel property located in Suriname, the Company concluded an agreement with Jipangu for a Cdn $5.8 million private placement and the exercise by Jipangu on October 31, 2001, of 2.1 million previously issued common share purchase warrants for Cdn $3.4 million. This subscription agreement provided for the issue of 4,950,000 units at a price of Cdn $1.17 per unit, each unit consisting of one common share and one warrant, each entitling its holder to purchase one additional common share at an exercise price of $0.83 until November 30, 2002. This private placement closed on December 12, 2001.

At December 31, 2000, the Company's total assets amounted to $282.7 million compared to $521.7 million at December 31, 1999. The decrease was attributable to the sale of the aforementioned assets and a $94.3 million asset writedown taken in 2000. Net property, plant and equipment therefore declined by $220.8 million from $456.7 million at December 31, 1999 to $235.9 million at December 31, 2000. Cash decreased by $2.4 million from $5.9 million at December 31, 1999 to stand at $3.5 million at December 31, 2000. Working capital, excluding cash and the current portion of the long-term debt, totalled $10.8 million compared to $12.6 million at December 31, 1999. Lower settlements receivable, production inventories and supplies inventory, attributable to the sale of the zinc mines, were offset by a decrease in current liabilities resulting from the payment of the 1999 unpaid portion of the restructuring expenses and the sale of the zinc mines. Prior to giving effect to the final phase of the financial restructuring, which transactions were completed on January 12, 2001, long-term debt totalled $129.5 million at the end of 2000, including the current portion of $118.5 million.

Deferred gains of $8.1 million at December 31, 2000, correspond to unamortized realized gains resulting from the conversion of gold loans into dollar loans in preceding years and gains deferred in 2000 resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to December 31, 2000. The $13.7 million decrease in 2000 is mainly due to the year's depreciation.

On May 5, 2000 Cambior completed a private placement whereby Jipangu subscribed 5,000,000 Units at a price of $1.00 (approximately Cdn $1.47) per Unit, such placement ultimately resulted in the holding by Jipangu of 5,000,000 common shares of Cambior and 5,000,000 common share purchase warrants ("Warrants"). Each Warrant entitled Jipangu to subscribe one additional common share at a price of Cdn $1.60 per share (approximately $1.01 per share) until October 31, 2001. Some 2,100,000 warrants were exercised on October 31, 2001 and the remainder expired without being exercised.

At their annual general and special meeting held on May 7, 2002 and June 22, 2000, the Company's shareholders adopted resolutions to apply amounts available from the contributed surplus account of $23,047,000 in 2002 to reduce the Company's accumulated deficit, and to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999.

On December 22, 1999, in accordance with the restructuring of its gold hedging program, the Company entered into the 1999 credit agreements whereby the maximum credit available was then limited to the amount due at that date, being $212 million, and the possibility of conversion of the loan into a gold loan was eliminated. As well, all of the loan obligations matured on December 31, 2000 and no additional loans were permitted.

Bonds secured by a hypothec for a maximum amount of Cdn $600 million have been pledged as security for obligations under the 1999 credit agreements, gold hedging and base metals commitments and foreign exchange contracts. This hypothec consisted of a first-ranking fixed charge on the Doyon, Mouska, Bouchard-Hébert and Langlois mines, and a charge on all of the other assets of the Company for a maximum amount of Cdn $700 million.

At December 31, 1999, the Company's total assets amounted to $522 million compared to $809 million at December 31, 1998. The decrease was primarily attributable to the $296 million asset writedown (including discontinued operations assets) taken on December 31, 1999. Cash decreased by $16 million, mainly in the fourth quarter, due to the restrictions imposed by the financial creditors on hedging operations and to related financial expenses.

As at December 31, 1998, the Company's total assets amounted to $809 million, compared to total assets of $765 million as at December 31, 1997. This $44 million increase was mainly attributable to the acquisition of the remaining interest in the Doyon mine. Cash had decreased by $29 million to $22 million as a result of investments in mining assets. Total debt had increased by $25 million to reach $166 million at the end of 1998.

On February 3, 1998, the Company completed a public offering of 10.2 million common shares at a price of Cdn $7.50 per share for net proceeds of Cdn $73.1 million. Net proceeds have been used to pay the first instalment of the purchase price for the residual 50% interest in the Doyon mine.

On July 28, 1998, Cambior had signed an agreement with a banking syndicate for a credit facility of 750,000 ounces of gold or $250 million (the "1998 Credit Facility"). Advances under the 1998 credit facility could then be denominated at the Company's option as gold loans, dollar LIBOR loans or dollar Base Rate loans. The 1998 Credit Facility consisted of a $250 million revolving credit amortized over a five-year period.

2. For the Quarters of the Last Two Fiscal Years

	(in millions of dollars, except for per share amounts)									
	2002					2001				
	1Q	**2Q**	**3Q**	**4Q**	**Total**	1Q	2Q	3Q	4Q	Total
Total revenues	**49.5**	**48.8**	**52.6**	**53.3**	**204.2**	47.5	49.9	48.4	52.4	198.2
Earnings before the under noted items	**1.5**	**0.6**	**3.2**	**3.9**	**9.2**	(5.3)	(1.4)	(0.3)	5.8	(1.2)
Non-hedge derivative gain (loss) and other	**(11.9)**	**(3.7)**	**0.8**	**(2.5)**	**(17.3)**	4.4	(9.5)	(8.2)	11.7	(1.6)
Writedown of assets	**--**	**--**	**--**	**--**	**--**	--	--	--	(5.4)	(5.4)
Net earnings (loss)	**(10.4)**	**(3.1)**	**4.0**	**1.4**	**(8.1)**	(0.9)	(10.9)	(8.5)	12.1	(8.2)
Net earnings (loss) per share	**(0.10)**	**(0.02)**	**0.03**	**0.01**	**(0.06)**	(0.01)	(0.12)	(0.09)	0.12	(0.09)

Revenues totalled $49.5 million in the first quarter of 2002 as compared to $47.5 million for the same quarter last year. EBITDA was $9.9 million (9 ¢ per share) compared to $6.5 million (7¢ per share) for the corresponding quarter of 2001. Direct mining costs for the first quarter of 2002 were $207 per ounce, a slight decrease over the unit cost of the corresponding quarter in 2001 ($ 219 per ounce).

The realized gold price was $289 per ounce compared to $281 per ounce in the corresponding quarter of 2001. During the quarter, the gold market showed a significant improvement in the gold price with an average price of $290 per ounce.

The gold price at March 31, 2002 was $24 per ounce higher than at December 31, 2001 resulting in a negative adjustment of $11.6 million to the mark-to-market value for non-hedge derivative instruments which include call options and the variable volume forwards. The non-cash loss was attributable to the valuation of the derivative instruments included in the revenue protection program of the Company, which are not considered as hedges under accounting standards. The fair value of these derivatives was a negative $6.3 million, compared to a positive value of $5.3 million at December 31, 2001.

The net loss was $10.4 million (10¢ per share) for the first quarter compared to a net loss of $0.9 million (1 ¢ per share), for the corresponding quarter in 2001. The adjusted net earnings before the non-hedge derivative gain and other is $1.5 million in 2002 compared to an adjusted loss of $5.4 million in 2001.

Revenues totalled $48.8 million in the second quarter of 2002 compared to $49.9 million for the same quarter last year. EBITDA was $8.4 million (6¢ per share) compared to $9.4 million (10¢ per share) for the corresponding quarter of 2001. The lower gold production in 2002 was offset by a higher realized gold price and increased sales from the Niobec Division. EBITDA was lower due to higher exploration and business development costs, and general and administrative charges. Accounting realized gold price was $311 per ounce during the second quarter of 2002 compared to $288 per ounce in 2001.

Earnings, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments, were $0.6 million (0¢ per share) compared to a loss of $1.4 million (2¢ per share) for the corresponding quarter of 2001. The second quarter net loss includes non-hedge derivative losses and other of $3.7 million compared to $9.5 million for the corresponding quarter of 2001. The non-hedge derivative loss of the second quarter of 2002 was due to the increase in the price of gold from $301 per ounce on March 31, 2002 to $319 per ounce on June 30, 2002 and to the loss related to the conversion of call options and variable volume forward into forward instruments.

Revenues totalled $52.6 million in the third quarter of 2002 compared to $48.4 million for the same quarter last year. EBITDA was $11.2 million compared to $9.9 million for the corresponding quarter of 2001. Higher revenues in 2002 were mainly attributable to higher realized prices for the sale of gold.

During the third quarter, the Company realized a price of $315 per ounce compared to an average market price of $ 314 per ounce which was up $8 per ounce over the average of the previous quarter.

Due to a reduction in the number of optionalities and, despite an increase in the closing price of gold from $319 per ounce at the end of June 2002 to $324 per ounce at the end of September 2002, the mark-to-market value of these non-hedge derivatives was increased by $2.9 million. The Company also recognized a realized loss of $2.1 million related to the call options and variable volume forward converted into fixed forward. Earnings for the third quarter of 2002, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments was $3.2 million compared to a loss of $0.3 million for the corresponding period in 2001. Including these adjustments, a non-hedge derivative gain of $0.8 million in 2002 and a loss of $8.2 million in 2001, the Company incurred earnings of $4.0 million (3¢ per share) for the third quarter of 2002 compared to net loss of $8.5 million (9¢ per share) for the corresponding quarter in 2001.

Revenues totalled $53.3 million in the fourth quarter of 2002 compared to $52.4 million for the same quarter last year mainly due to higher sales of niobium. EBITDA was $10.8 million compared to $13.7 million for the corresponding quarter of 2001.

During the fourth quarter of 2002, the gold hedging program incurred a net loss of $2 per ounce compared to the average market price of $322 per ounce, giving an accounting realized price of $320 per ounce compared to $294 per ounce during the fourth quarter of 2001.

Due to an increase in the closing price of gold from $324 per ounce at the end of September 2002 to $343 per ounce at the end of December 2002, a negative adjustment of $1.8 million to the mark-to-market value of the non-hedge derivative instruments was necessary. In addition, a loss of $0.7 million related to the conversion of call options into forwards was accounted for during the fourth quarter.

The net earnings was $1.4 million (1¢ per share) for the fourth quarter of 2002 compared to net earnings of $12.1 million (12¢ per share), for the corresponding period in 2001. The net earnings before the non-cash adjustment on derivative instruments and other and writedown of assets were $4 million for the fourth quarter of 2002 compared to earnings of $5.9 million in 2001.

3. Dividends

The Company has not paid any dividends since 1999. Pursuant to the 1999 credit agreements, Cambior had committed not to pay dividends or make other like distributions, and this commitment was maintained under the 2001 Agreements. Under the terms of the 2003 Credit Facility, Cambior has committed not to pay any dividends until the Commercial Completion (as defined in the 2003 Credit Facility) of the Rosebel project. The payment of dividends thereafter is subject, however, to the obligation to give prior notice thereof to the 2003 Financial Creditors and meeting certain financial ratios.

Item VI Management's Discussion and Analysis

All information required for this section can be found in the section entitled "Management's Discussion and Analysis" on pages 10 through 24 of the Company's Annual Report for the year ended December 31, 2002.

Item VII Market for Securities

From the closing of the Company's initial public offering on August 13, 1986 until December 7, 1999, Cambior's common shares traded on the Montreal and Toronto stock exchanges under the symbol CBJ. Due to the restructuring of all Canadian stock exchanges, Cambior's shares no longer trade on the Montreal Exchange and continue to trade on the Toronto Stock Exchange. Cambior's common shares also trade on the American Stock Exchange (NASDAQ-AMEX) since June 27, 1994.

Item VIII Directors and Officers

The current list of Cambior's directors is as follows:

Name and Municipality of Residence	*Principal Occupation*	*Director since*	*Number of Common Shares Over Which Control was Exercised as at March 28, 2003*
ALEXANDER G. BALOGH (1) (2) *Oakville, Ontario*	*Corporate Director*	*1997*	*1,412*
TODD BRUCE (3) *Unionville, Ontario*	*Mining Executive*	*2003*	---
GUY G. DUFRESNE (1)(3) *Outremont, Québec*	*President and Chief Executive Officer* *Québec Cartier Mining Company* *(iron ore extraction and manufacturing company)*	*1995*	*30,000*
GRAHAM FARQUHARSON (1)(4) *Toronto, Ontario*	*President* *Strathcona Mineral Services Limited* *(mining consultant and project management firm)*	*1993*	*51,820*
MICHEL GAUCHER (2) *Montreal, Québec*	*Chairman of the Board* *Dynamis Group, Inc.* *(cogeneration and recycling projects construction and management firm)*	*1988*	*1,412*
LOUIS P. GIGNAC *Brossard, Québec*	*President and Chief Executive Officer* *Cambior Inc.*	*1986*	*413,869*
JONATHAN C. GOODMAN (1) *Toronto, Ontario*	*President and Chief Executive Officer of Dundee Precious Metals Inc. (closed-end investment company) and of Dundee Resources Ltd. (resource holding company)*	*2003*	---[(5)]
JOHN W.W. HICK (3) *Toronto, Ontario*	*President and Chief Executive Officer* *Geomaque Explorations Ltd.* *(mining company)*	*2000*	---

Name and Municipality of Residence	***Principal Occupation***	***Director since***	***Number of Common Shares Over Which Control was Exercised as at March 28, 2003***
ROBERT NORMAND(3) *Rosemère, Québec*	*Corporate Director*	*2000*	*33,000*
HIROSHI OTSUKA (3)(4) *Tokyo, Japan*	*Controller* *Jipangu Inc.* *(gold investment private company)*	*2002*	--- (6)
KAZUO SHUTO (2)(4) *Tokyo, Japan*	*Director* *Jipangu Inc.* *(gold investment private company)*	*2003*	--- (6)

(1) Member of the Corporate Governance and Human Resources Committee
(2) Member of the Safety and Sustainability Committee
(3) Member of the Audit Committee
(4) Nominee proposed for election as director by Jipangu.
(5) Dundee Precious Metals Inc. controls an aggregate of 7,294,700 common shares.
(6) Jipangu exercises control or direction over 44,611,194 common shares.

Each director provided the Company with the information regarding the number of common shares over which he exercises control or direction.

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions. Mr. Todd Bruce has 20 years of experience in the mining industry. From February 1996 to January 2003, he was President and Chief Operating Officer of IAMGold Corporation, a mining company whose shares are listed on the Toronto Stock Exchange and the American Stock Exchange. Mr. Hiroshi Otsuka has held the abovementioned occupation since December 2001. From 1999 to 2001, Mr. Otsuka was general manager, public relations and general affairs, for Taito Corp., a game and amusement company and prior thereto, he was general manager, sales administration, for Noevir Co., Ltd. a cosmetics company since 1995.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The current list of Company officers is as follows:

Name and Municipality of Residence	Occupation	Officer since	Number of Common Shares Over Which Control was Exercised as at March 28th, 2003
GUY G. DUFRESNE Outremont, Québec	Chairman of the Board	1998	30,000
LOUIS P. GIGNAC Brossard, Québec	President and Chief Executive Officer	1986	413,869
RÉJEAN GOURDE Port of Spain (Trinidad and Tobago)	Senior Vice President, Guiana Shield	1995	72,327
RAYNALD VÉZINA Val-d'Or, Québec	Senior Vice President, Canada	1988	87,875
NORMAND BÉDARD Beloeil, Québec	Vice President, Human Resources	1995	6,507
BRYAN A. COATES Candiac, Québec	Vice President, Finance and Chief Financial Officer	2001	87,473
MARC DAGENAIS St. Bruno, Québec	Vice President, Legal Affairs and Assistant Corporate Secretary	1997	13,916
ROBERT MÉNARD Boucherville, Québec	Vice President, Projects and Construction	1994	47,699
SERGE VÉZINA St. Bruno, Québec	Vice President, Industrial Engineering and Environment	2001	6,707
LUCIE DESJARDINS Blainville, Québec	Corporate Secretary and Senior Legal Counsel,	2002	521
PIERRE BÉLIVEAU Boisbriand, Québec	Corporate Controller	2001	10,784
ANDRÉ LE BEL Rosemère, Québec	Assistant Corporate Secretary and Senior Legal Counsel	2000	5,265

Each officer provided the Company with the information regarding the common shares over which he or she exercises control or direction.

The occupation of Chairman of the Board is held by an outside and unrelated director. All of the above-mentioned officers have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions. Prior to July 2001, Mr. Bryan A. Coates was Vice President, Finance and Administration at *Compania Minera Antamina S.A.* where he participated in the development of one of the world's largest base metals mine. Mrs. Lucie Desjardins is a member of the Quebec Bar since 1986. Prior to November 2002, she practiced law with major law firms in the City of Montreal, Province of Québec, mainly in the fields of corporate, commercial and securities law.

As at March 28, 2003, directors and senior officers of Cambior as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 531,513 common shares or 0.31% of all issued and outstanding common shares of Cambior.

Interest of management and others in material transactions

On July 19, 2002, the Company completed a $361,000 private placement of 129,455 flow-through shares to a group of employees including five officers.

Fees in the amount of $46,440 were paid to Strathcona Mineral Services Limited, a mining consultant and project management firm of which Mr. Graham Farquharson, a member of the Board of Directors of the Company, is President, for review of the Rosebel feasibility study and independent review of mineral reserves.

Item IX Additional Information

In connection with the filing of this Annual Information Form ("AIF") dated May 20, 2003 Cambior hereby undertakes to provide to any person or company, upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed with respect to a distribution of its securities,

(i) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

(iii) one copy of the information circular of the Company with respect to its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form

prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Other information, including information on directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and the interests of insiders in material transactions, where applicable, is set forth in the information circular of the Company dated April 4, 2003, for the annual general meeting of shareholders held on May 9, 2003 and which involved the election of directors (the "Circular"). Additional financial information is given in the comparative financial statements to the end of the last fiscal year presented on pages 25 to 63 of the Company's Annual Report for the year ended December 31, 2002. The Circular and the Annual Report are available to the public as provided for by Section 87 of the *Securities Act* (Québec).

Exhibit 11

Management Information Circular of Cambior Inc.
relating to the May 9, 2003 Annual General Meeting

CAMBIOR

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Longueuil, Québec, April 4, 2003

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Cambior Inc. (the "Company") will be held in the Ballroom of the Marriott Château Champlain, 1, Place du Canada, Montreal, Québec, on Friday, May 9, 2003 at 11:00 A.M. (local time) (the "Meeting") for the following purposes:

1. *to receive the report of the directors and the audited financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;*
2. *to elect directors;*
3. *to appoint auditors and authorize the Board of Directors to fix their remuneration; and*
4. *to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.*

The Information Circular and the Form of Proxy prepared in respect of the Meeting accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS

Marc Dagenais
Vice President, Legal Affairs and
Corporate Secretary

If you are unable to attend the Meeting in person, please complete, date and sign the enclosed Form of Proxy and return it in the envelope provided for that purpose.

CAMBIOR

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Longueuil, Québec, April 4, 2003

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Cambior Inc. (the "Company") will be held in the Ballroom of the Marriott Château Champlain, 1, Place du Canada, Montreal, Québec, on Friday, May 9, 2003 at 11:00 A.M. (local time) (the "Meeting") for the following purposes:

1. *to receive the report of the directors and the audited financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;*
2. *to elect directors;*
3. *to appoint auditors and authorize the Board of Directors to fix their remuneration; and*
4. *to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.*

The Information Circular and the Form of Proxy prepared in respect of the Meeting accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS

Marc Dagenais
Vice President, Legal Affairs and
Corporate Secretary

If you are unable to attend the Meeting in person, please complete, date and sign the enclosed Form of Proxy and return it in the envelope provided for that purpose.

CAMBIOR

INFORMATION CIRCULAR

This information circular is provided in connection with the solicitation of proxies by the management of Cambior Inc. (the "Company") for use at the Annual General Meeting of Shareholders of the Company to be held in Montreal, Québec, on Friday, May 9, 2003, at 11:00 A.M. (local time)(the "Meeting") and for any adjournment thereof.

Unless otherwise indicated, all dollar amounts in this information circular are expressed in Canadian dollars.

Voting Information

How Are Proxies Solicitated?

Proxies are solicited primarily by mail. However, the Company has retained the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies on its behalf at a cost of $18,000. Proxies may also be solicited by directors, senior officers, employees or agents of the Company, personally, in writing, by telephone or by telecopier. The Company will bear all costs and expenses of solicitation. In addition, upon demand, the Company will reimburse brokers and other persons holding Common Shares as nominees for their reasonable expenses in forwarding proxies and accompanying material to beneficial owners of the Company's Common Shares.

What Will I Be Voting On?

You will be voting on the election of directors of the Company and the appointment of Raymond Chabot Grant Thornton, chartered accountants, as auditors of the Company.

How Will These Matters Be Decided At The Meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters appearing on the Notice of Meeting and specified in this Information Circular.

How Many Votes Do I Have?

You will be entitled to exercise one vote for every Common Share of the Company you own at the close of business on March 28, 2003, the record date for the Meeting.

To vote Common Shares you acquired subsequent to the record date, you must, not later than ten days before the date of the Meeting, request that the Company add your name to the shareholders' list and produce properly endorsed share certificates, or otherwise establish that you own the shares.

How Do I Vote?

If you are entitled to vote and your shares are registered in you name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a securities broker, a trust company or another intermediary, please see the instructions below under the headings "How can a non-registered shareholder vote?" and "How can a non-registered shareholder vote in person at the Meeting?".

How Can I Vote By Proxy?

Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxyholder. You may use the enclosed Form of Proxy, or any other appropriate form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. ***However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the Form of Proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.***

How Will My Proxy Be Voted?

The persons named as proxies in the enclosed Form of Proxy will vote for or against, or withhold from voting your Common Shares, in accordance with your instructions on the Form of Proxy. ***In the absence of such instructions, they will vote your shares IN FAVOUR of all the matters identified in the attached Notice of Meeting.***

What If There Are Amendments Or If Other Matters Are Brought Before The Meeting?

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

What If I Change My Mind And Want To Revoke My Proxy?

You may revoke your proxy at any time, to the extent that it has not yet been exercised, by written notice signed by you or your attorney duly authorized in writing or, if the shares are held by a company, the notice must be under corporate seal and signed by an officer or a duly authorized attorney of said company. Such instrument must be delivered at the office of the Company located at 1111 St.Charles Street West, East Tower, Suite 750, Longueuil, Québec, J4K 5G4, or at CIBC Mellon Trust Company, Stock Transfer Service, 2001, University Street, 16th Floor, Montreal, Québec, H3A 2A6, by no later than 5:00 P.M. on May 7, 2003. Your proxy may also be revoked by giving notice thereof to the chairman of the Meeting on the date of the Meeting or of any adjournment thereof or in any other manner permitted by law.

Who Counts The Votes Cast By Proxy?

Proxies are counted by CIBC Mellon Trust Company of Canada, the Transfer Agent of the Company.

Is My Vote Confidential?

The Transfer Agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How Can A Non-Registered Shareholder Vote?

If your Common Shares are not registered in your name, they are held in the name of an intermediary, which is usually a securities broker, a trust company or other financial institution, or in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. The Company has distributed the Meeting materials to the intermediaries which are required to forward the Meeting materials to non-registered holders unless the non-registered holders have waived the right to receive them. Intermediaries very often call on service companies to forward the Meeting materials to non-registered holders. By forwarding to you the Meeting materials, your intermediary is seeking your instructions as to how to vote your shares. Each intermediary has its own signing and return instructions, which you should follow carefully to ensure your shares are voted. If you are a non-registered shareholder who provided instructions as to how your vote should be exercised and want to change your mind, kindly contact your intermediary to discuss which procedure to follow.

How Can A Non-Registered Shareholder Vote In Person At The Meeting?

Since the Company does not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you should strike out the names of the persons named in the Form of Proxy sent to you by your intermediary and insert your own (or such other person's) name in the blank space provided or, in the case of a voting instruction form provided by your intermediary, follow the directions indicated on that latter form. By doing so, you are instructing your intermediary to appoint you (or such other person) as proxyholder. Then, follow the signing and return instructions provided by your intermediary. Do not otherwise complete the form, as you will be voting at the Meeting.

How Many Shares Are Eligible To Vote?

On March 28, 2003, the Company had 170,691,010 Common Shares outstanding, such shares being the only voting securities in the share capital of the Company. Each Common Share confers upon its holder the right to one vote. The Board of Directors of the Company fixed the close of business on March 28, 2003 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting, but failure to receive such notice does not deprive a shareholder of his right to vote at the Meeting.

To the knowledge of the directors and officers of the Company, Jipangu Inc. ("Jipangu") is the only shareholder exercising control or direction over more than 10% of the outstanding Common Shares of the Company. On March 28, 2003, Jipangu exercised control or direction over 44,611,194 Common Shares, representing 26.1% of all issued and outstanding Common Shares of the Company.

Election of Directors

The By-laws of the Company provide that the Board of Directors of the Company consist of not less than seven persons and not more than 15 persons. The Board of Directors of the Company currently consists of nine members. At the Meeting, the 11 persons named hereunder will be proposed for election as directors of the Company. Except where authority to vote in favour of the election of directors is withheld, the nominees named in the accompanying Form of Proxy will vote the shares represented by such proxy IN FAVOUR of the election of the 11 persons named hereunder. The management of the Company does not contemplate that any of such persons will be unable or, for any reason, will become unwilling to serve as a director, but if that should occur, for any reason, prior to the election, the nominees named in the accompanying Form of Proxy reserve the right, subject to applicable law, to vote for another candidate in their discretion.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

Name and Municipality of Residence	***Principal Occupation***	***Director since***	***Numbers of Common Shares Over Which Control was Exercised as at March 28, 2003***
ALEXANDER G. BALOGH (1) *Oakville, Ontario*	*Corporate Director*	*1997*	*1,412*
JAMES TODD BRUCE *Unionville, Ontario*	*Mining Executive*	---	---
GUY G. DUFRESNE (1)(2) *Outremont, Québec*	*President and Chief Executive Officer* *Québec Cartier Mining Company* *(iron ore extraction and manufacturing company)*	*1995*	*30,000*
GRAHAM FARQUHARSON (1)(3)(4) *Toronto, Ontario*	*President* *Strathcona Mineral Services Limited* *(mining consultant and project management firm)*	*1993*	*51,820*
MICHEL GAUCHER (3) *Montreal, Québec*	*Chairman of the Board* *Dynamis Group, Inc.* *(cogeneration and recycling projects construction and management firm)*	*1988*	*1,412*
LOUIS P. GIGNAC (3) *Brossard, Québec*	*President and Chief Executive Officer* *Cambior Inc.*	*1986*	*413,869*
JONATHAN C. GOODMAN *Toronto, Ontario*	*President and Chief Executive Officer of Dundee Precious Metals Inc. (closed-end investment company) and of Dundee Resources Ltd. (resource holding company)*	---	---[(4)]
JOHN W.W. HICK (2) *Toronto, Ontario*	*President and Chief Executive Officer* *Geomaque Explorations Ltd.* *(mining company)*	*2000*	---
ROBERT NORMAND (2)(3) *Rosemère, Québec*	*Corporate Director*	*2000*	*33,000*
HIROSHI OTSUKA (5) *Tokyo, Japan*	*Controller* *Jipangu Inc.* *(gold investment private company)*	*2002*	--- [(6)]

Name and Municipality of Residence	Principal Occupation	Director since	Numbers of Common Shares Over Which Control was Exercised as at March 28, 2003
KAZUO SHUTO (5) *Tokyo, Japan*	*Director* *Jipangu Inc.* *(gold investment private company)*	---	--- (6)

(1) Member of the Corporate Governance and Human Resources Committee
(2) Member of the Audit Committee
(3) Member of the Safety and Sustainability Committee.
(4) Dundee Precious Metals Inc. controls an aggregate of 7,294,700 Common Shares.
(5) Nominee proposed for election as director by Jipangu.
(6) Jipangu exercises control or direction over 44,611,194 Common Shares.

Each nominee has supplied the information concerning the number of Common Shares over which he exercises control or direction.

With the exception of Messrs. James Todd Bruce, Jonathan C. Goodman, Hiroshi Otsuka and Kazuo Shuto, all of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which an information circular was issued. Mr. Bruce has 20 years experience in the mining industry. From February 1996 to January 2003, he was President and Chief Operating Officer of IAMGold Corporation, a mining company who's shares are listed on the Toronto Stock Exchange. Prior to that, Mr. Bruce occupied various managing positions with Johannesburg Consolidated Investment Co., and its successor company, Anglo American Platinum Corporation Limited of South Africa, a platinum mining and refining company. Mr. Goodman has more than 20 years experience as business executive in the finance and resource industries. He is President and Chief Executive Officer of Dundee Precious Metals Inc. since 1993, and Dundee Resources Ltd., since November 2001. He is also Executive Vice President of Dundee Bancorp Inc., a holding company, since 1995, and of Dundee Wealth Management Inc., a finance service company, since 1999. From December 1998 to November 2001, Mr. Goodman was President and Chief Executive Officer of Dynamic Mutual Funds, and from 1990 to 1998, he was Vice President of Goodman & Company. Mr. Otsuka has held the abovementioned occupation since December 2001. From 1999 to 2001, Mr. Otsuka was general manager, public relations and general affairs, for Taito Corp., a game and amusement company and prior thereto, he was general manager, sales administration, for Noevir Co., Ltd. a cosmetics company since 1995. Mr. Shuto has held the abovementioned occupation over the last five years.

On October 30, 2001, Jipangu and the Company entered into a subscription agreement which provides, among other things, the right for Jipangu to propose for election as directors such proportionate number of nominees corresponding to its ownership of Common Shares of the Company up to a maximum of four nominees, provided that, in the latter case, at least two of such nominees shall be "unrelated directors" (as defined herein under "Statement of Corporate Governance Practices") to Jipangu, for so long as Jipangu maintains a participation of at least 10% of the issued and outstanding Common Shares. Jipangu's proposed nominees for election to the Board of Directors are identified as such under "Election of Directors". Mr. David V. Mosher who was a director of the Company since the year 2000, as a nominee of Jipangu, will not be standing for re-election to the Board of Directors at the Meeting.

SCHEDULE A – Statement of corporate governance practices

The Company's alignment with the Toronto Stock Exchange guidelines for improved corporate governance

In the table below, the Company's corporate governance practices are compared with the Toronto Stock Exchange ("TSX") guidelines for improved corporate governance, including the proposed amendments published in April of 2002 but not yet formally implemented as of March 28, 2003.

The Company's 2002 Annual Report contains an overview of the Company's corporate governance practices, as well as descriptions of the mandates of the three committees of the Board.

TSX Guidelines For Improved Corporate Governance	Does The Company Align ?	Governance Practices of the Company
1. The Board should explicitly assume responsibility for stewardship of the Company and specifically for:	✓	The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. The Board monitors the manner in which the Company conducts its business as well as the senior management responsible for the day-to-day operations of the Company. The Board sets the Company's policies, assesses their implementation by management and reviews the results. The President and Chief Executive Officer ("CEO") must determine and implement the appropriate systems for each of the five areas of responsibility described below (except monitoring the President and CEO) which the Board must review and, once approved, monitor.
(i) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	✓	The Board assumes specific responsibility for the adoption of a strategic planning process. The Board approves the Company's strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board frequently discusses the Company's strategies and their implementation at Board meetings. The Company reviews its strategic plan periodically, taking into account changes in the general business conditions and, in particular, in the mining industry. This strategic plan is produced along with long term financial forecasts.
(ii) identification of the principal risks of the Company's business and ensuring implementation of appropriate systems to manage those risks;	✓	The Board, through its Audit Committee, assumes specific responsibility for the identification of the principal risks of the Company's business and the implementation of appropriate systems to effectively manage these risks. Among other things, the Audit Committee reviews, evaluates and monitors the Company's risk management program, including the revenue protection program, to determine that management has identified the principal risks of the Company's business and has implemented, and is maintaining appropriate systems and procedures to manage those risks. The Audit Committee reviews the general policies submitted by the Company's management in connection with financial reporting and internal control; it deals with all matters relating thereto, including, without restriction, reviewing and evaluating, periodically and at least once a year, public financial reports, the work of

TSX Guidelines For Improved Corporate Governance	Does The Company Align ?	Governance Practices of the Company
		outside auditors, the structure of the accounting and internal control department and the efficiency of the records and systems used. Based on its review, the Audit Committee makes recommendations to the Board. Periodically, the members of the Board visit an operation site of the Company to assess, among other things, the risks related therewith.
(iii) succession planning, including appointing, training and monitoring senior management;	✓	The Board, through its Corporate Governance and Human Resources Committee, assumes specific responsibility for succession planning of senior management, including the appointing, training, evaluation and monitoring of senior management. The Committee reports to the Board annually on succession planning matters.
(iv) communication policy;	✓	The Board, by itself and also through its Audit Committee, assumes specific responsibility for communications with shareholders and the public at large. The Audit Committee reviews and approves the contents of major financial disclosure documents, including the annual report, the quarterly and audited annual financial statements, management's discussion and analysis of the financial conditions and results of operation of said financial statements and management's assessment on internal controls. The Board reviews all major disclosure documents, including the annual information form, circulars and the above-described financial disclosure documents. The Board adopted and also reviews from time to time the Company's disclosure policy that addresses how the Company interacts with analysts, stakeholders and the public in general, and contains measures to avoid selective disclosure. In this regard: • procedures are in place to provide timely information to investors and to respond to investor inquiries and concerns; • the Company maintains a capable investor relations group with the responsibility of maintaining communications with the investing public in accordance with Company's disclosure policy and procedure and legal disclosure requirements; • it is Company policy that every shareholder inquiry should receive a prompt response from the Manager, Investors Relations and Communication; • the President and CEO, the Vice President, Finance and CFO and other senior executives as well as the Manager, Investors Relations and Communications, meet periodically with financial analysts and institutional investors and attend various events allowing them to meet with current and potential investors, and other stakeholders; • the Manager, Investors Relations and Communications,

TSX Guidelines For Improved Corporate Governance	Does The Company Align ?	Governance Practices of the Company
		makes himself available to shareholders by telephone and fax; and • the Company maintains an investor relations Web site at *www.cambior.com.*
(v) integrity of internal control and management information systems.	✓	The Board, through its Audit Committee, assumes specific responsibility for the integrity of the Company's internal control and management information systems. The Audit Committee considers and evaluates all aspects of the Company's financial reporting process and internal controls, monitors the implementation and administration of corporate policies and guidelines adopted by regulatory authorities and the Board with respect to financial reporting and internal controls, and makes recommendations to the Board in connection with these two areas.
2. A majority of directors should be "unrelated" (independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company).	✓	Currently, only one out of the 11 persons proposed for election to the Board in this Information Circular is "related" to the Company as determined pursuant to the TSX guidelines: as President and CEO of the Company, Mr. Louis P. Gignac is a "related" director.
3. The Board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors.	✓	The Board, itself or through its Corporate Governance and Human Resources Committee, reviews among other things, directors' relationship with management to determine the independence of the members of the Board. Louis P. Gignac, President and CEO is an employee of the Company and, as such, is considered to be a related director. All other members of the Board are unrelated directors.
4. The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.	✓	The Corporate Governance and Human Resources Committee, composed exclusively of outside and unrelated directors, evaluates and recommends nominees for the Board, in consultation with the Chairman of the Board and the President and CEO. The Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the Company. The Committee may retain outside consultants to conduct searches for appropriate nominees. The Committee review and evaluates, periodically and at least once a year, the contribution of each director.
5. The Board should implement a process, to be carried out by an	✓	The Corporate Governance and Human Resources Committee monitors and makes recommendations regarding

TSX Guidelines For Improved Corporate Governance	Does The Company Align ?	Governance Practices of the Company
appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.		the effectiveness of the corporate governance of the Company. It deals with all matters relating thereto, including, without restriction, reviewing and evaluating, periodically and at least once a year, the independence and performance of the Board and its committees, as well as the contribution of each director, and director succession planning. As part of this process, the directors conduct each year an evaluation of the performance and effectiveness of the Board and its committees, along with self-assessments. Director peer reviews are performed in the context of discussions between individual directors and the Chairman of the Board. Every year, the Corporate Governance and Human Resources Committee reviews the credentials and performance of nominees proposed for re-election to the Board. In doing so, it considers their continued qualification under applicable laws and the continued validity of their credentials.
6. The Company should provide an orientation and education program for new directors.	✓	Management is preparing a Director's Guide for new and existing board members. New directors meet with the Board and senior management to discuss the business activities of the Company and are given the opportunity to familiarize themselves with the Company by visiting various mining sites. The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the commitment of time that the Company expects of its directors. Presentations on different aspects of the Company's operations are made regularly to the Board.
7. The Board should examine its size and undertake, where appropriate, a program to determine a size which facilitates effective decision-making.	✓	Following the Company's initial public offering in 1986, the Board had consisted of 11 members. It was reduced to nine members at the May 16, 2001 Shareholder's meeting to reflect the lower level of activity. The Board periodically examines issues relating to its composition to determine, among other things, its appropriate size to conduct its business effectively while providing a range of diverse skills and experience. Given the Company's renewed growth profile, it was determined to expand the Board to its previous size. In this Information Circular, 11 nominees are proposed for election as directors at the Meeting.
8. The Board should review the adequacy and form of compensation	✓	The Corporate Governance and Human Resources Committee reviews the amount and the form of

TSX Guidelines For Improved Corporate Governance	Does The Company Align ?	Governance Practices of the Company
of directors in light of the risks and responsibilities involved in being a director.		compensation of directors. In making recommendations to the Board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as available information on compensation paid to directors of comparable companies. The Committee reviews such information and makes its recommendations to the Board.
9. Subject to Guideline 13 (herein below), committees of the Board should generally be composed of outside directors, a majority of whom are unrelated.	✓	The Audit Committee consists of four outside and unrelated directors. The Corporate Governance and Human Resources Committee consists of four outside and unrelated directors. The Safety and Sustainability Committee consists of four directors, including three outside and unrelated directors and one related director.
10. The Board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.	✓	The Corporate Governance and Human Resources Committee considers and evaluates all aspects of the Company's corporate governance practices, advises and assists the Board in applying governance principles and practices, and tracks developments in corporate governance, adapting the practices of the Company as needed. This Committee is also responsible for monitoring human resources matters. It reviews the general policies submitted by management in connection with corporate governance and human resources and monitors the implementation and administration of policies and guidelines with respect to these two areas. It also reviews and evaluates compensation, fringe benefits and retirement plans.
This committee would, among other things, be responsible for the response to the TSX guidelines.	✓	The Board has reviewed this Information Circular including this tabular response to the TSX guidelines.
11. The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities.	✓	Position descriptions have been developed for the Board, its committees and the President and CEO. The mandate of the Board is to supervise the management of the business and affairs of the Company. The scope of the Board's supervisory role expressly includes such matters as the strategic planning process, identification and management of the principal risks, succession planning, communications policy, internal controls and corporate governance. To support it in its supervisory role, the Board expects management, among other things, to: • undertake an ongoing review of the Company's strategies and their implementation; • present a comprehensive annual strategic plan and operating budget, and regularly report on the Company's

TSX Guidelines For Improved Corporate Governance	Does The Company Align ?	Governance Practices of the Company
		performance and results relative to that plan and budget; • report regularly on the Company's activities, results obtained, progress achieved, business opportunities which may arise and difficulties encountered, with a focus on matters of material consequence for the Company and its shareholders; • implement systems to identify and manage the principal risks of the Company's activities; and • implement and maintain appropriate systems of internal control.
The Board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.	✓	The Board approves, in connection with the approval of the Company's annual budget and otherwise from time to time, the corporate objectives which the CEO is responsible for meeting, and assesses the CEO's performance in regards to these objectives.
12. The Board should implement structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities, or (ii) assign this responsibility to an outside director, sometimes referred to as the "lead director".	✓	The Board can and does act independently of management. The positions of Chairman of the Board and CEO are separate and held by two different persons. The Chairman of the Board is not a member of management.
The chair or lead director should ensure that the Board carries out its responsibilities effectively which will involve the Board meeting on a regular basis without management present and may involve assigning responsibility for administering the Board's relationship to management to a committee of the Board.	✓	At the end of every Board meeting, the Chairman of the Board chairs a meeting of unrelated directors. During any meeting of the Board and its committees, any unrelated director may request that members of management not be present for all or part of the meeting.
13. The Audit Committee should be composed entirely of unrelated directors.	✓	The Audit Committee is composed entirely of unrelated directors.
All of the members of the Audit Committee should be financially literate and at least one member should have accounting or related financial expertise.	✓	All members of the Audit Committee are financially literate and at least one member has accounting or related financial expertise.

TSX Guidelines For Improved Corporate Governance	Does The Company Align ?	Governance Practices of the Company
The Board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise".	✓	In considering criteria for determinations of financial literacy, the Board looks at the ability to read and understand financial statements. In considering criteria for determinations of accounting or related financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals' financial sophistication, including being or having been a Chief Executive Officer, Chief Financial Officer or other senior officer of an entity with financial oversight responsibilities.
The Board should adopt a charter for the Audit Committee which sets out roles and responsibilities of the Audit Committee which should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.		A charter of the Audit Committee was specifically approved by a Board resolution. The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, the external auditors' qualifications and independence, the performance of the Company's internal accounting function and of the external auditors, the adequacy and effectiveness of internal controls, the effectiveness of risks control and compliance with legal and regulatory matters. The following paragraphs of this Item 13 are components of the Audit Committee charter. Subject to the powers of the shareholders under the *Companies Act* (Québec) to appoint and revoke the appointment of the external auditors, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to approve their remuneration. The Audit Committee, with the Board, is directly responsible for the oversight of the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting. The Audit Committee has the sole authority to approve all audit engagement fees and terms as well as the provision of all services other than audit services legally permissible to be provided by the external auditors. The Audit Committee is responsible for reviewing the independence of the external auditors, including reviewing relationships between the external auditors and the Company which may impact on their independence. The Audit Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management's response.

TSX Guidelines For Improved Corporate Governance	Does The Company Align ?	Governance Practices of the Company
		The Audit Committee charter also includes the receipt and review of all complaints concerning accounting, auditing or procedures matters submitted by any employee. Among other things, the Audit Committee reviews: • quarterly and annual audited financial statements, the annual report, management's discussion and analysis and management's assessment on internal controls; • any significant issues reported by the external auditors function and management's responses to any such reports; • any related party transaction, for approval; and • all documents raising material issues regarding the Company's financial statements or accounting policies. The Audit Committee also reviews and discusses with the CEO and CFO, the procedure for the certification of the Company's audited annual financial statements.
The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	✓	The Audit Committee charter provides that the Committee meets separately with the external auditors, and management, to discuss and review specific issues as appropriate.
The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	✓	The Audit Committee meets with the President and CEO, the Vice President, Finance and CFO, the Corporate Controller and the Vice President, Legal Affairs and Corporate Secretary to assess the adequacy and effectiveness of these systems of internal control.
14. The Board should implement a system to enable an individual director to engage an outside advisor, at the Company's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	✓	Directors may, at the expense of the Company, retain the services of such independent advisors as they may deem necessary or useful in carrying out their mandate.

CAMBIOR

Proxy Solicited
by the Management of the Company
from Holders of Common Shares

The undersigned shareholder of Cambior Inc. (the "Company") hereby appoints Mr. Guy G. Dufresne or, failing him, Mr. Louis P. Gignac, or instead of the foregoing, (*) ______________________ as proxyholder for the undersigned to attend, vote and act on behalf of the undersigned at the ***Annual General Meeting of Shareholders of the Company to be held on Friday, May 9, 2003, at 11:00 A.M. (Local Time)****, and at any adjournment thereof, with full power of substitution, with all the powers which the undersigned could exercise if personally present and with authority to vote, upon any ballot, at the said proxyholder's discretion, unless herein otherwise specified.*

The said proxyholder is specifically directed to:

VOTE ____ OR REFRAIN FROM VOTING ____ *in respect of the election of directors; and*

VOTE ____ OR REFRAIN FROM VOTING ____ *in respect of the appointment of auditors.*

The Common Shares represented by this proxy will be voted for or withheld from voting, as the shareholder shall specify by checking the appropriate spaces in respect of each matter to be considered but, if no such specification is made, the proxyholders designated above will VOTE FOR each of the above matters, as stated in the accompanying Information Circular.

(*) A shareholder has the right to appoint, to represent him or her as proxyholder at the meeting, a person other than the persons whose names are printed on this Form of Proxy, by striking those names and inserting in the space provided for that purpose the name of such other person. The person chosen need not be a shareholder of the Company.

Dated...2003

...
Name - Please print

...
Signature of Shareholder
(Companies and institutions are requested to attach a certified resolution authorizing the signature.)

If the Form of Proxy is not dated by the shareholder, it will be deemed to bear the date on which it was sent by Management.

A shareholder who is unable to attend the Meeting is requested to complete, date and sign this Form of Proxy and return it in the enclosed envelope. In order to be valid, this Form of Proxy must be received by the Corporate Secretary, Cambior Inc., 1111 St.Charles Street West, East Tower, Suite 750, Longueuil, Quebec, J4K 5G4 or CIBC Mellon Trust Company, Stock Transfer Service, 2001 University Street, 16th Floor, Montreal, Québec H3A 2A6, no later than 5:00 P.M. on May 7, 2003.

(Version française – Voir au verso)

Exhibit 12

Material Change Report of Cambior Inc., dated July 25, 2003

Cambior Inc.
MATERIAL CHANGE REPORT

BC Form 53-901F - *Securities Act* (British Columbia)
Form 27 - *Securities Act* (Alberta)
Form 25 - *Securities Act, 1988* (Saskatchewan)
Section 112 - *Securities Act* (Manitoba)
Form 27 - *Securities Act* (Ontario)
Section 76(2) - *Securities Act* (Newfoundland)
Form 27 - *Securities Act* (Nova Scotia)

1. **Reporting Issuer**

   Cambior Inc. ("**Cambior**")

2. **Date of Material Change**

   July 25, 2003

3. **Publication of Material Change**

   Two press releases were issued on July 25, 2003. A copy of the press releases are annexed hereto as Schedule "A".

4. **Summary of Material Change**

   Cambior Inc. announced that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including CIBC World Markets Inc., Dundee Securities Corporation, Orion Securities Inc. and Paradigm Capital Inc. pursuant to which the underwriters have agreed to purchase 40,000,000 units ("Units") on a bought deal basis, at a price of Cdn $2.50 per Unit for gross proceeds to Cambior of Cdn $100 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each warrant will be exercisable at a price of Cdn $3.75 for a period of five (5) years from the closing date. The offering is scheduled to close on or about August 12, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

5. **Full Description of Material Change**

   Please refer to the press releases annexed hereto as Schedule "A" for a complete description of the change.

6. **Confidentiality of Information**

   This report is not being filed on a confidential basis.

7. **Omitted Information**

   Not applicable.

8. **Senior Officer**

Inquiries in respect of the material change referred to herein may be made to:

André Le Bel
Senior Legal Counsel and Assistant Corporate Secretary
Cambior Inc.
Tel.: (450) 677-2357
Fax: (450) 677-3382

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED this 25th day of July, 2003.

(s) André Le Bel

André Le Bel
Senior Legal Counsel and Assistant Corporate Secretary

SCHEDULE A

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • **COMMUNIQUÉ**

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 25, 2003

CAMBIOR ANNOUNCES CDN $75 MILLION BOUGHT DEAL

Cambior Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including CIBC World Markets Inc., Dundee Securities Corporation, Orion Securities Inc. and Paradigm Capital Inc., pursuant to which the underwriters have agreed to purchase 30,000,000 units ("Units") on a bought deal basis, at a price of Cdn $2.50 per Unit for gross proceeds to Cambior of Cdn $75 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.75 for a period of 5 years from the closing date. The offering is scheduled to close on or about August 12, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

The net proceeds will be added to the working capital of the Company for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

- 30 -

For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail : info@cambior.com
Website : www.cambior.com
PR-2003-28

CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • **COMMUNIQUÉ**

PRESS RELEASE

FOR IMMEDIATE RELEASE

Longueuil, July 25, 2003

UNDERWRITERS INCREASE BOUGHT DEAL TO $100 MILLION

Cambior Inc. is pleased to announce that the syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including CIBC World Markets Inc., Dundee Securities Corporation, Orion Securities Inc. and Paradigm Capital Inc., have increased the size of the previously announced bought deal by an additional $25 million for a total deal size of $100 million all on the terms set forth in Cambior's earlier press release.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

**NOT FOR DISTRUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.**

- 30 –

For additional information, please contact:

CAMBIOR INC.
Investor Relations, Robert LaVallière, Manager

Tel: (450) 677-2699, Fax (450) 677-3382 Email: info@cambior.com
Website: www.cambior.com